SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

Serono S.A.

(Registrant’s Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of Principal Executive Offices)

1-15096

(Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ________

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ________

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

On November 26, 2003, Ares International Finance 92 Ltd, a company incorporated in the Cayman Islands with limited liability and a wholly owned subsidiary of the registrant, sold CHF 600,000,000 aggregate principal amount of 0.5% Convertible Bonds due 2008 (the “Bonds”) in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Act”). The Bonds are guaranteed by, and convertible into bearer shares of, the registrant. The Prospectus, dated November 17, 2003, with respect to the offer and sale of the Bonds was filed with the SWX Swiss Exchange and is attached hereto, but shall not be deemed to be filed with the Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. The securities offered in the Prospectus were not registered under the Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Ares International Finance 92 Ltd

(incorporated in the Cayman Islands with limited liability)

CHF 600,000,000 0.5% Convertible Bonds due 2008

Unconditionally and Irrevocably Guaranteed by and Convertible into Bearer Shares of

Serono S.A.

(incorporated in Switzerland with limited liability)

This prospectus (the “Prospectus”) relates to an offering (the “Offering”) of 0.5% bonds in the aggregate principal amount of Swiss francs (“CHF”) 600,000,000 due 2008 (the “Bonds”, and each a “Bond”), of Ares International Finance 92 Ltd (the “Issuer”) convertible into bearer shares of Serono S.A. (the “Guarantor” or the “Company” and, together with its subsidiaries, the “Serono Group” or the “Group” or “Serono”) with a nominal value of CHF 25 each as of the date hereof (the “Shares”). Unless defined otherwise herein, the words and expressions defined in the “Terms of the Bonds” below shall have the same meaning in this Prospectus.

Issue Price:	100% (before deduction of commissions)
Placement Price:	According to demand
Payment Date:	26 November 2003
Maturity Date:	26 November 2008 (5 years)
Call Protection:	Non-callable for 3 years and 14 days, except for clean-up call (less than 15% of the Bonds outstanding) and tax call. Thereafter callable at accreted principal value subject to a 115% provisional call hurdle of the accreted principal amount.
Redemption Price:	105.8108% of principal amount
Assurances:	Change of control put, pari passu, negative pledge (with exceptions), cross-default (with threshold)
Guarantee:	Unconditional and irrevocable guarantee pursuant to Art. 111 of the Swiss Code of Obligations
Form:	Bearer form, represented by a Permanent Global Certificate held by SIS SegaInterSettle AG. Holders of the Bonds (the “Bondholders”) do not have the right to request the printing and physical delivery of individual certificates
Denomination:	CHF 5,000 nominal amount or integral multiples thereof
Swiss taxation status:	Non-classical transparent convertible bonds with predominant one-time interest payment
Conversion Right:	Each Bond will entitle the holder to convert such Bond into 3.5333 Shares (subject to adjustment) at any time (American style) during the Conversion Period
Conversion Period:	At any time at the option of the Bondholder from 6 January 2004 up to and including 19 November 2008, unless the Bonds are previously redeemed or converted
Initial Conversion Price:	CHF 1,415.11 per Share
Entitlements:	The Shares acquired by way of conversion will carry the same entitlements and be subject to the same restrictions as the other outstanding Shares
Source of the Shares:	Treasury shares and conditional capital
Anti-Dilution Provisions:	Inter alia, share consolidations, share splits, cash distributions, extraordinary dividends, spin-off events, rights issues, bonus issues and reorganisations
Principal Paying and Conversion Agent:	UBS AG
Listing and Trading:	Application for the listing and trading of the Bonds on the main market of the SWX Swiss Exchange will be made. Provisional dealing commenced on 14 November 2003
Selling Restrictions:	Inter alia U.S. (Reg S Category 1), United Kingdom, Cayman Islands (for details see pages 4 to 5 of this Prospectus)
Governing Law/ Jurisdiction:	Swiss law/Geneva (for the Bonds and the Guarantee)

Joint Bookrunners and Joint Lead Managers

Goldman, Sachs & Co. Bank	UBS Investment Bank

	Swiss Security Number	ISIN	Euroclear

0.5% Convertible Bonds due 2008	1.717.579	CH0017175792	018060752
Serono S.A. bearer shares of CHF 25 nominal value each	1.075.192	CH0010751920	011206000

Prospectus dated 17 November 2003

IMPORTANT INFORMATION
SALES RESTRICTIONS
United States
United Kingdom
Cayman Islands
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
SUMMARY
RESPONSIBILITY STATEMENT
SECTION 1: RISK FACTORS
Risks Related to the Company
SECTION 2: GENERAL INFORMATION
Authorisation
Subscription and Sale
Lock-up
Use of Net Proceeds
Representative
Prospectus
Taxation
Financial Statements
SECTION 3: INFORMATION ON THE BONDS
SECTION 4: INFORMATION ON THE SHARES
Issued Share Capital of the Guarantor
Listings, Ticker Symbols
Share Price (on SWX/virt-x)
SECTION 5: INFORMATION ON THE ISSUER
General Information
Corporate Information
SECTION 6: INFORMATION ON THE GUARANTOR
General Information
Directors, Senior Management and Employees
Capital Expenditures, Divestitures and Investments
Capital Structure
Annex A: Pages 46 to 112 of the Annual Report 2002 of Serono S.A.
Annex B: Press release of Serono S.A. dated 23 October 2003
SIGNATURES

IMPORTANT INFORMATION

       Prospective Bondholders are expressly advised that an investment in the Bonds entails financial risks (including, without limitation, that (a) the market price of the Shares into which the Bonds are exchangeable may be volatile, (b) there is no prior market for the Bonds and no active trading market may develop, and (c) the Bond prices may be volatile) and they should therefore carefully review the entire contents of this Prospectus. For a description of certain further risks see “Risk Factors” on pages 11 to 21.

       This Prospectus does not constitute an offer of, or an invitation by or on behalf of the Issuer, the Guarantor or Goldman, Sachs & Co. Bank (“Goldman Sachs”) and UBS AG, acting through its business group UBS Investment Bank (“UBS Investment Bank” and, together with Goldman Sachs, the “Managers”) to subscribe for any of the Bonds. The distribution of this Prospectus and the offering or sale of the Bonds in certain jurisdictions is restricted by law. Persons into whose possession this Prospectus may come are required by the Issuer, the Guarantor and the Managers to inform themselves about and to observe such restrictions. This Prospectus may not be used for or in connection with any offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or is unlawful.

       In making an investment decision, prospective Bondholders must rely on their own examination of the Issuer, the Guarantor and the terms and conditions of the Offering, including the merits and risks involved. Prospective Bondholders should not construe anything in this Prospectus as legal, business or tax advice. Each prospective Bondholder should consult its own advisors as necessary to make its investment decision and to determine whether it is legally permitted to purchase the Bonds under applicable laws and regulations.

       No dealer, salesman or any other person has been authorised to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorised by or on behalf of the Issuer, the Guarantor or the Managers. No representation or warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Managers or any of their affiliates or advisers or selling agents as to the accuracy or completeness of any information contained in this Prospectus and nothing contained in this Prospectus is, or shall be relied upon as a promise or representation by the Managers or any of their affiliates or advisers or selling agents as to the past or the future. Neither the delivery of this Prospectus nor any sale of Bonds shall under any circumstances create any implication that there has been no change in the information contained herein or in the affairs of the Issuer or the Guarantor since the date hereof.

       The Bonds, the Guarantee and the Shares to be issued upon conversion of the Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and the Bonds are in bearer form and subject to U.S. tax law requirements. Subject to certain exceptions, the Bonds and the Shares to be issued upon conversion of the Bonds may not be offered, sold or delivered within the United States or to U.S. persons. For a description of certain further restrictions on offers and sales of Bonds and distribution of this Prospectus, see “Sales Restrictions” on pages 4 to 5.

       All references in this document to “Swiss francs” and “CHF” are to the currency of Switzerland and references to “U.S. dollars”, “U.S.$” and “$” are to the currency of the United States of America.

UBS Investment Bank’s sales, marketing and advisory activities in the

European Economic Area (EEA)

       For UBS clients with domicile in the EEA, all sales, marketing and advisory activities are effected via UBS Limited, Swiss Branch.

SALES RESTRICTIONS

       The Issuer and the Guarantor have represented and agreed that they have not made and will not make any application for the listing of the Bonds on any exchange outside Switzerland.

       The Offering consists of a public offering of the Bonds in Switzerland and private placements of Bonds to other prospective Bondholders in certain other jurisdictions outside of Switzerland, the United States and any other jurisdiction where prohibited by applicable law. No individual portions of the Offering are being reserved for a specific market. The Bonds are being offered outside the United States in reliance on Regulation S under the Securities Act (“Regulation S”), and in accordance with applicable securities laws.

       No action has been or will be taken in any jurisdiction outside Switzerland by the Issuer, the Guarantor or the Managers that would, or is intended to, permit a public offering of the Bonds, or possession or distribution of this Prospectus or any other offering material, in any country or jurisdiction where action for that purpose is required. Persons into whose hands this Prospectus comes are required by the Issuer, the Guarantor and the Managers to comply with all applicable laws and regulations in force in each country or jurisdiction in which they purchase, offer, sell or deliver Bonds or have in their possession, distribute or publish this Prospectus or any other offering material relating to the Bonds, in all cases at their own expense.

       Each prospective Bondholder must obtain any consent, approval or permission required for the purchase, offer or sale by it of Bonds under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and none of the Issuer, the Guarantor or the Managers shall have any responsibility therefore.

United States

       The Bonds, the Guarantee and the Shares to be issued or delivered on conversion of the Bonds have not been and will not be registered under the Securities Act and the Bonds are in bearer form and subject to U.S. tax law requirements.

       The Bonds may not be offered, sold or delivered within the United States or its possessions or to a U.S. person, except in certain transactions permitted by U.S. tax regulations. Terms used in the preceding sentence have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

       The Bonds will have on their face a statement to the effect that any U.S. person who holds the Bonds will be subject to limitations under the U.S. income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.

       Subject to certain exceptions under U.S. securities laws, the Bonds and the Shares to be issued or delivered on conversion of the Bonds may not be offered, sold or delivered within the United States. Each Manager has agreed that it will not offer, sell or deliver any Bonds or the Shares to be issued or delivered on conversion of the Bonds within the United States, except as permitted by the Bond Purchase Agreement.

United Kingdom

       Each Manager has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Bonds, will not offer or sell any Bonds to persons in the United Kingdom except to persons whose ordinary activities involve acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Issuer or the Guarantor; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

Cayman Islands

       Each Manager has represented and agreed that it has not made and will not make any invitation to the public in the Cayman Islands to subscribe for the Bonds.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

       Many statements made in this Prospectus under “Risk Factors” and “Information on the Guarantor” and elsewhere are forward-looking statements relating to future events and/or future performance, including, without limitation, statements regarding the expectations, beliefs, intentions or future strategies of the Serono Group that are signified by the words “expects,” “anticipates,” “intends,” “believes” or similar language. The actual results of the Serono Group could differ materially from those anticipated in these forward-looking statements as a result of the factors set out in the “Risk Factors” section as well as other factors.

       The Serono Group cautions investors that these forward-looking statements, which may deal with subjects such as research and development plans, marketing strategies, planned regulatory approvals, planned relationships with research collaborators, the development of the business of the Group, the markets for the Group’s products, the Group’s anticipated capital expenditures, the possible impacts of regulatory requirements and other matters that are not historical facts, are only predictions and estimates regarding future events and circumstances. All forward-looking statements included in this document are based on information available to the Serono Group on the date of this Prospectus, and the Group undertakes no obligation to update these forward-looking statements to reflect events occurring after the date of this Prospectus. Prospective investors should carefully consider the information set forth in the “Risk Factors” section in addition to the other information set out in this Prospectus before deciding whether to invest in the Bonds, the Guarantee or the Shares.

       The registered (®) and the filed (TM) trademarks, CetrotideTM, click.easyTM, cool.clickTM, Crinone®, EasyJect®, Ferti.net®, Fertinex®, Geref®, Gonal-f®, Luveris®, Metrodin HP®, MSLifelinesTM, NovantroneTM, one.clickTM, Ovidrel®, Ovitrelle®, Pergonal®, Profasi®, RaptivaTM, Rebif®, Rebiject®, Reliser®, Saizen®, SeroJetTM, Serono®, Serophene®, Serostim® and Stilamin®, as well as the filed trademarks (TM) for the “S” symbol, used alone or with the words “Serono” or “Serono biotech and beyond,” are trademarks of, or are licensed to, one or more members of the Group. Trade names and trademarks of other companies appearing in this Prospectus are the property of their respective owners.

SUMMARY

       The following is a summary of the principal features of the Bonds and the Offering. Terms defined under “Terms of the Bonds” (the “Terms”) or elsewhere in this Prospectus shall have the same meanings in this summary. The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus.

Issuer	Ares International Finance 92 Ltd

Guarantor	Serono S.A.

Amount of the Bonds	CHF 600,000,000 convertible Bonds due 2008

Source of the Shares	Treasury shares and conditional capital

Payment Date	26 November 2003

Issue Price	100%

Interest Rate	0.50% per annum, payable annually in arrear on 26 November in each year, commencing on 26 November 2004

Subject to customary exceptions, interest will cease to accrue on Bonds from the Interest Payment Date immediately preceding the relevant Conversion Date.

Final Redemption	Unless previously redeemed or converted, the Bonds will be redeemed on 26 November 2008 (the “Final Maturity Date”) at 105.8101% of their principal amount.

Yield to Maturity	1.625% per annum

Status of the Bonds and the Guarantee	The obligations of the Issuer under the Bonds and of the Guarantor under the Guarantee shall, save for such exceptions as may be provided by applicable law and subject to the negative pledge, at all times rank at least equally with all their respective other present and future unsecured and unsubordinated obligations.

Conversion	Each Bond will entitle the holder to convert such Bond into Shares at the then applicable Conversion Price at any time from 6 January 2004 up to and including 19 November 2008, unless earlier redeemed. The Initial Conversion Price is CHF 1,415.11 per Share.

The Initial Conversion Price will be subject to adjustment in certain customary circumstances, including upon the Guarantor making a Capital Distribution and upon a change of control of the Guarantor, each as provided below (the Initial Conversion Price, as adjusted, being referred to below as the “Conversion Price”).

The Shares acquired by way of conversion will carry the same entitlements and be subject to the same restrictions as the other outstanding Shares as of the Conversion Date.

Capital Distribution	The Conversion Price will be subject to adjustment if, and only to the extent to which, in respect of any financial year any dividend or distribution is made by the Guarantor and the fair market value of the dividend or distribution per Share exceeds the Reference Amount.

“Reference Amount” means 3% of the average volume weighted average price on each dealing day in the period of 365 days ending on the day immediately preceding the record date or other due date for establishment of entitlement to the relevant dividend or distribution.

Change of Control	Upon a change of control of the Guarantor, the prevailing Conversion Price shall be adjusted downwards according to a ratchet mechanism (by way of a linear amortisation of the conversion premium during the non-call period).

Redemption at the option of the Issuer	In addition to the right of redemption described in “Tax Redemption” below, the Issuer may redeem the Bonds in whole but not in part only at their Accreted Principal Amount together with accrued interest (i) at any time on or after 10 December 2006 if on any 20 trading days during any period of 30 consecutive trading days ending not earlier than 14 days prior to the issue of the notice of redemption the aggregate value of the Shares to which the holder of a Bond would be entitled upon conversion is equal to or greater than 115% of the Accreted Principal Amount of such Bond on each such trading day or (ii) at any time if, prior to the date of the giving of notice of such redemption, Conversion Rights shall have been exercised and/or purchases and cancellations and/or redemptions effected in respect of more than 85% in nominal amount of the Bonds originally issued.

Bondholders’ Put Option on Change of Control	Bondholders may require the Issuer to redeem their Bonds at their Accreted Principal Amount, together with interest accrued to the date fixed for redemption, within 60 days following the Change of Control Notice.

Withholding Taxes	All payments in respect of the Bonds or under the Guarantee shall be made without deduction or withholding for or on account of any present or future taxes imposed or levied by or on behalf of the Cayman Islands or Switzerland unless such deduction or withholding is required by law. In the event that any such deduction or withholding is required, the Issuer or the Guarantor, as the case may be, shall pay additional amounts in respect thereof, subject to certain customary exceptions.

Tax Redemption	In the event of certain changes affecting taxes of the Cayman Islands or Switzerland, the Issuer may, subject to certain conditions being satisfied, give notice to redeem the Bonds in whole but not in part at any time at their Accreted Principal Amount together with accrued interest.

Upon such notice being given, a Bondholder may elect to have his Bond redeemed, in which case such holder will not be entitled to receive payment of such additional amounts as are referred to in “Withholding Taxes” above.

Negative Pledge (for Issuer, Guarantor, and Significant Subsidiaries)	The Bonds will contain a negative pledge provision (with exceptions).

Cross Default (for Issuer and Guarantor)	The Bonds will contain a cross default provision, for which the threshold will be USD 30 million or, if greater, 2% of the consolidated shareholders’ equity of the Guarantor as per the latest audited consolidated annual accounts.

Other Events of Default	The Bonds will contain other customary events of default that will permit acceleration of the Bonds.

Governing Law of the Bonds and the Guarantee/ Jurisdiction	Swiss Law/Geneva

Form and Denomination of the Bonds	The Bonds will be issued in bearer form in nominal amounts of CHF 5,000 or integral multiples thereof, and will be represented by interests in a global certificate deposited with a common depositary for SIS SegaInterSettle AG.

Delivery of Shares	As soon as practicable, and in any event not later than twenty Trading Days after the date the conversion declaration is deposited with a Conversion Agent, the Issuer will effect delivery of the Shares through SIS SegaInterSettle AG or any other of the relevant exchange’s settlement organisations in accordance with directions given by the exercising Bondholder.

Sales Restrictions	There are restrictions on offers and sales of the Bonds, inter alia, in the United States (Reg S Category 1), the United Kingdom and the Cayman Islands.

In addition, the Bonds may not be offered, sold or delivered within the United States or its possessions or to a U.S. person, except in certain transactions permitted by U.S. tax regulations. Terms used in the preceding sentence have the meaning given to them by the U.S. Internal Revenue Code and regulations thereunder.

Listing and Trading	Application for the listing and trading of the Bonds on the SWX Swiss Exchange will be made. The Shares are listed on the SWX Swiss Exchange and traded on virt-x.

Lock-up	The Issuer and the Guarantor have, subject to certain exceptions, agreed not to issue or dispose of Shares or certain related securities for 90 days after 10 November 2003. In addition, Bertarelli & Cie (being the principal shareholder of the Guarantor) has agreed to a lock-up in respect of the Shares and certain related securities for 90 days after 10 November 2003. In each such case waivers from the lock-up arrangements may occur with the prior consent of Goldman, Sachs & Co. Bank and UBS Investment Bank.

Rating	The Bonds will not be formally rated by any rating agency.

Further Issues	The Issuer may issue further bonds with the same terms as the Bonds and so as to be consolidated and form a single series with the Bonds or upon such other terms as the Issuer may determine.

Use of Proceeds	The net proceeds of the issue of the Bonds will be used for general corporate and strategic purposes outside of Switzerland.

RESPONSIBILITY STATEMENT

The Issuer and the Guarantor, having made all reasonable enquiries, confirm that this Prospectus contains all information with respect to the Issuer, the Guarantor and the Bonds that is material in the context of the issue and offering of the Bonds; the statements contained in it relating to the Issuer, the Guarantor and the Group are in every material respect true and accurate and not materially misleading; the opinions and intentions expressed in this document with regard to the Issuer, the Guarantor and the Group are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions; there are no other facts in relation to the Issuer, the Guarantor, the Group or the Bonds the omission of which would, in the context of the issue and offering of the Bonds, make any statement contained in this document misleading in any material respect; and all reasonable enquiries have been made by the Issuer and the Guarantor to ascertain such facts and to verify the accuracy of all such information and statements. The Issuer and the Guarantor accept responsibility accordingly.

Ares International Finance 92 Ltd

Paul R. Wilkinson

As of 17 November 2003

Serono S.A.

Allan L. Shaw

As of 17 November 2003

SECTION 1: RISK FACTORS

       The Group operates in a rapidly changing environment that involves a number of risks, some of which are beyond its control. Prospective investors should carefully consider each of the risks and uncertainties described below and all of the other information in this Prospectus before deciding to invest in the Bonds. The risks and uncertainties described below are not the only ones facing the Group. Additional risks and uncertainties that Serono does not currently know of or that Serono currently believes to be immaterial may also adversely affect the Group’s business.

Risks Related to the Company

Risks Related to Technological Change and Research and Development

If technological change makes its products obsolete, Serono will no longer be able to sell its products and its revenues will decline

       Pharmaceutical and biotechnology development is characterized by significant and rapid technological change. Research and discoveries by others, including developments of which Serono is not currently aware, may make its products and those from which it derives royalty income obsolete. If technological changes make Serono’s products obsolete, doctors will be less likely to prescribe them, and sales of Serono’s products will be reduced. If sales of its products are reduced, Serono’s results of operations could be adversely affected.

If Serono is not able to develop and realize the full market potential of its current and new products, it may not be able to maintain its current level of sales growth and its stock price could decline

       Serono’s long-term growth will depend on its ability to realize the full market potential of its current products and to develop and commercialize new products. Successful biotechnology product development is highly uncertain and depends on numerous factors, many of which are beyond Serono’s control. Serono currently has over 30 post-discovery projects in preclinical or clinical development. Products that appear promising in the early phases of development may fail to reach the market for numerous reasons, including, but not limited to:

•	products may be found to be ineffective or to have harmful side effects in preclinical or clinical testing. For example, in 2002 Serono discontinued clinical development of IFN-beta-1a for the treatment of rheumatoid arthritis due to evidence in a Phase II trial of patients with active rheumatoid arthritis who do not respond adequately to methotrexate, which suggested that IFN-beta-1a did not provide additional benefit over methotrexate;

•	Serono may not successfully complete clinical trials for its products within any specific time period, or at all, for a variety of reasons, such as its inability to attract a sufficient number of investigators, its inability to enroll and maintain a sufficient number of patients in the clinical trials and suspension of the trials by regulatory authorities;

•	products may fail to receive necessary regulatory approvals; and

•	products may turn out to be uneconomical to commercialize because of manufacturing costs or other factors.

       These factors are important, not only with respect to new drugs, but also with respect to new indications for existing drugs, because Serono must obtain regulatory approval for each indication and market acceptance for various indications may vary. These factors may also lead to gaps in the product development pipeline and delays between the approval of one product and approval of the next new product.

Potential regulation of the use of biological materials could make production of Serono’s products more expensive

       Serono uses biological materials, in particular animal materials, in the development and manufacture of its products. Some interest groups in the European Union and the United States are seeking to ban or regulate the use of animal materials generally, including their use in biotechnology products and for research and development. Although Serono is developing manufacturing processes for its major molecules that will be free of animal-derived components, it may not be successful in that development and it cannot be certain that regulatory authorities will approve the new processes. If a government bans or regulates Serono’s use of animal materials, Serono would incur additional costs that could make the production of its products less profitable or economically impractical.

Risks Related to Serono’s Products and Markets

If Serono encounters problems with any of its key suppliers or service providers, it could experience higher costs of sales or delays in its manufacturing

       Other companies produce raw materials necessary for the manufacture of some of Serono’s products, as well as some of Serono’s products themselves. As a result, Serono is subject to the risk that some of the products Serono sells may have manufacturing defects that Serono cannot control. For example, Serono obtains Crinone exclusively from Columbia Laboratories. In April 2001, Serono announced a voluntary recall of batches of Crinone due to a manufacturing defect and suspended sales for the remainder of 2001 and the first part of 2002.

       In some cases, Serono cites its third party sources specifically in its drug applications with regulatory authorities and accordingly it must obtain those materials or products as specified. Serono also uses subcontractors for certain services, and in some cases the subcontracts are with sole- or limited-source suppliers. For example, Owen Mumford is the exclusive provider of the injection device Rebiject for use with Rebif, Serono’s largest product. Serono’s subcontractors, including Owen Mumford, may also be registered with the regulatory authorities, so Serono would have to obtain regulatory approval in order to use a different subcontractor. If such services were no longer available at a reasonable cost from those suppliers, Serono would need to find new subcontractors.

       If Serono’s suppliers experience manufacturing defects or if Serono has to find and register alternative raw material, product or service suppliers, it might experience significant delays in its ability to manufacture or sell its products and incur significant expense or fail to realize significant revenues.

Serono may encounter unexpected difficulties in the design and construction of production facilities and the scale-up of production to viable commercial levels

       In order to manufacture a product candidate commercially, Serono requires access to large-scale production facilities. Serono may encounter unexpected difficulties in the design and construction or adaptation of production facilities and the scale-up of production to viable commercial levels. These difficulties could result in substantial additional costs or affect the commercial viability of a product candidate. Serono is particularly at risk of encountering these difficulties in the manufacture of biological products, which are inherently more difficult to produce than chemical compounds.

Serono faces growing and new competition that may reduce its likelihood of market success

       Serono operates in a highly competitive environment. This competition may become more intense as commercial applications for biotechnology products increase. Serono’s principal competitors are pharmaceutical companies, pharmaceutical divisions of chemical companies and biotechnology companies. Some of Serono’s competitors have greater clinical, research, regulatory, financial and marketing resources than Serono does and may be able to market competing products earlier than Serono does or market products with greater efficacy, fewer side effects or lower cost than Serono’s. For example, in the field of multiple sclerosis treatment, Schering AG, a pharmaceutical company, and Biogen Idec (formerly Biogen), a biotechnology company, each introduced beta interferon products to the market prior to Serono’s introduction of Rebif. Because of protections provided to Schering AG and Biogen Idec under the U.S. Orphan Drug Act, Serono was not able to sell Rebif in the United States until March 2002. The 2002 roll-out by Teva Pharmaceuticals of its product Copaxone in Europe is an indication of increasing competition in the field of multiple sclerosis.

       Small biotechnology companies, academic institutions, governmental agencies and other public and private research organizations conduct a significant amount of research and development in the biotechnology field. These entities may seek patent protection and enter into licensing arrangements to collect royalties for the use of technology they have developed. Serono faces competition in licensing activities from pharmaceutical companies, pharmaceutical divisions of chemical companies and biotechnology companies that also seek to acquire technologies from the same entities. If Serono is not able to compete effectively with these entities to acquire the technology it needs to develop new products, Serono may not be able to maintain its current level of sales growth and its stock price could decline.

Resale of Serono’s biotechnology products within the European Union may cause Serono’s sales and gross profit margin to decline

       In an effort to create a single economic sphere and reduce barriers to the mobility of commercial products, the European Union has interpreted its competition and patent laws to permit the resale of various products, including biotechnology products. In the first 9 months of 2003, $580.9 million (43.4%) of Serono’s sales were in Europe. Once Serono places its products in the stream of commerce in the European Union, it has limited ways of preventing third-party distributors from re-packaging, and then reselling, its products in any other country of the European Union. However, Serono’s prices vary across the European Union, principally as a function of different government policies regarding product pricing and reimbursement. Third-party distributors may purchase Serono’s products in markets within the European Union where Serono’s prices are lower, and then re-sell Serono’s products in countries where prices are higher. As a result, Serono faces competition from third-party distributors that resell its products into these latter countries. Serono does not have the right to be the exclusive seller of its products within the European Union, nor do Serono’s patent rights protect it from third-party distributors re-selling its products in this manner. As a result, Serono cannot prevent a shift in sales to markets in which it realizes lower unit sales prices for its products. If Serono sells a larger percentage of its products into these markets, its sales and gross profit margin will decline.

Competition from non-approved uses and generic drugs could reduce Serono’s sales growth

       Serono faces competition from generic products and products sold for non-approved uses. For example, Serostim faces competition from drugs prescribed for non-approved indications. Physicians may prescribe anabolic steroids or competing human growth hormone products to treat AIDS wasting although, as indicated by their labeling, regulators have not approved these products for this indication. In addition, producers of generic products may receive approval for the sale of their drugs by relying on the registration files of products already granted regulatory approval. Competitors market a number of generic urine-derived follicle stimulating hormone, or FSH, products in competition with Serono’s urine-derived and recombinant FSH products. Because producers of generic products do not have to incur the costs necessary to go through the full drug development process to prove that their products are safe and effective for these indications, they can afford to sell their products at lower prices than products like Serono’s which have gone through that process. It is possible that Serono’s products will lose market share to these alternative therapies and that therefore Serono may not be able to maintain its current level of sales growth and its stock price could decline.

Sales of counterfeit products may damage Serono’s reputation and cause customers to lose faith in Serono’s products

       As a manufacturer of biotechnology products, Serono is subject to the risk that third parties will attempt to create counterfeit versions of its products and sell the counterfeits as its products. For example, in January 2001 and again in May 2002, Serono announced that a counterfeit product was being sold as Serostim in the United States. Counterfeit products are not approved by regulatory authorities and may not be safe for use. If any counterfeit products are sold as Serono’s, the reputation of Serono could suffer and patients could lose faith in Serono’s products. In addition, Serono’s products could be subject to recall in the event of counterfeit sales. If patients lose faith in Serono’s products or Serono is forced to recall any of its products as a result of the counterfeiting of those products, its sales could decline.

Risks Related to Serono’s Sources of Revenue

If Serono’s sales of Rebif or Gonal-f decline, Serono’s profitability would be reduced

       In 2002, Rebif, Serono’s recombinant beta interferon, accounted for 38.6% ($548.8 million) of Serono’s total sales. In the first nine months of 2003, Rebif accounted for 43.8% ($586.2 million) of Serono’s total sales. Rebif faces competition from Avonex and Betaseron, other recombinant beta interferon products, as well as from Copaxone (glatarimer acetate), another drug used in multiple sclerosis. Because Serono’s business is highly dependent on Rebif, a reduction in revenue from sales of Rebif would have a significant impact on Serono’s overall profitability.

       In 2002, Gonal-f, Serono’s recombinant follicle stimulating hormone, accounted for 31.7% ($450.4 million) of Serono’s total sales. In the first nine months of 2003, Gonal-f accounted for 28.3% ($378.6 million) of Serono’s total sales. Gonal-f faces competition from Puregon, another recombinant product, and a variety of other FSH products. Because Serono’s business is highly dependent on Gonal-f, a reduction in revenue from sales of Gonal-f would have a significant impact on Serono’s overall profitability.

Serono’s revenues are dependent on reimbursement from third-party payers who could reduce their reimbursement rates

       In most of Serono’s markets, sales of Serono’s products are or may be dependent, in part, on the availability of reimbursement from third-party payers. These payers include state and national governments, such as the health systems in many European Union countries and Medicaid programs in the United States, and private insurance plans. When a new product is approved, the reimbursement status and rate for the product is uncertain and must be negotiated with third-party payers in each European country, a process that can take up to several years. In addition reimbursement policies for existing products may change at any time. Changes in reimbursement rates or Serono’s failure to obtain and maintain reimbursement for its products may reduce the demand for, or the price of, its products and result in lower product sales or revenues. For example, in January 2003 the Federal Republic of Germany, Europe’s largest pharmaceutical market, announced an across-the-board reduction of 6% in reimbursement rates for all pharmaceuticals, including Serono’s products.

       In certain markets, the pricing and reimbursement of Serono’s products are subject to government controls. In Europe, some third-party payers link the reimbursement price to maximum quantities of the product sold in a given year. Single payer medical insurance systems, which are predominant in Europe, are under increasing financial strain, which creates an incentive to decrease the amount that such systems will pay to reimburse the cost of drugs. In the United States, there have been, and Serono expects there will continue to be, a number of state and federal proposals that limit the amount that state or federal governments will pay to reimburse the cost of drugs, and the Company believes the increasing emphasis on managed care will put pressure on the price and usage of Serono’s products, which may impact product sales. For example, in 2001 and 2002 many states in the U.S. imposed prior authorization requirements for the purchase of certain drugs under Medicaid, including Serostim. Not all jurisdictions recognize the importance of infertility treatment and accordingly do not offer reimbursement coverage for such treatment. In addition, in some countries the extent of reimbursement may be affected by local public policy and ethical concerns about certain therapies, such as in vitro fertilization.

       Third-party insurance coverage may not be available to patients for products Serono discovers and develops. If third-party payers do not provide adequate coverage and reimbursement levels for Serono’s products, the market acceptance of these products may be significantly reduced.

Serono may have difficulty successfully integrating acquired businesses with its operations

       From time to time, Serono may acquire businesses. Serono may not be able to successfully implement integration plans, dispose of certain non-core businesses, or profitably manage those businesses. Serono may not realize the expected synergies of acquisitions.

A significant percentage of Serono’s net income is dependent on royalty and license payments that are beyond Serono’s control

       Serono derives a significant percentage of its net income from royalty and license income. Serono’s net royalty income was $78.3 million in 2002 and $76.4 million in 2001, relating primarily to royalties received from Biogen Idec (formerly Biogen) on its sales of Avonex, Organon on its sales of Puregon, Amgen (formerly Immunex) on its sales of Enbrel, and the divesture of a product that was not core to its business. In addition to ongoing royalty payments, Serono also receives periodic milestone payments and other revenues pursuant to contracts related to its intellectual property. Serono’s receipt of these payments is largely dependent on the successful development and sale of products by other companies over which Serono has no control. In addition, some of these revenues are dependent on patents that may be invalidated or expire. If these parties are not successful at developing and selling their products or Serono’s underlying patents are no longer in force, Serono’s net income could decline.

Serono’s investment income is unpredictable and the value of Serono’s investments may decline in the future

       Serono has significant cash and short-term investments on which it earns interest. In view of the relatively short-term nature of these investments, the interest income correlates closely to movements in interest rates. For example, short-term U.S. dollar interest rates fell by more than 26% in 2002 and were under 1.4% by the year end. As a result, in 2002, Serono’s net financial income ($36.5 million) was significantly lower than in 2001 ($51.4 million). The decrease in interest rates was by far the main reason for the decrease in net financial income. Serono cannot predict how interest rates will move in the future. If interest rates fall further or continue to stay low, Serono’s investment income may be reduced when compared to previous periods.

       In addition to cash and short-term investments, Serono has significant amounts invested in rated Eurobonds with maturities of up to three years. If Serono was required to sell these investments prior to maturity, Serono could realize gains or losses arising from movements in interest rates or changes in the credit quality of the bond issuer.

       Serono has a number of minority participations in listed and unlisted companies that are usually, but not always, related to collaborative agreements with the respective company. The value of the unlisted investments can be difficult to assess, and changes in the market value of the listed investments can have an impact on Serono’s income.

Foreign exchange fluctuations could significantly impact the US dollar value of Serono’s revenues and expenses

       Serono’s operations are conducted by subsidiaries in many countries, and the results of operations and the financial position of each of those subsidiaries are reported in the relevant currency and then translated into U.S. dollars at the applicable exchange rate for inclusion in Serono’s consolidated financial statements. As a result, Serono’s reported sales figures may differ substantially from Serono’s sales figures as measured in local currencies. For example, in the first nine months of 2003, Serono’s sales growth was 21.2% (2002: 11.5%) in local currencies, but 32.1% (2002: 13.9%) as reported in U.S. dollars. Due to this translation effect, the prevailing foreign exchange rate could cause Serono’s sales growth rates to not meet expectations. If Serono’s sales figures do not meet market expectations, Serono’s stock price could decline.

       Conversely, Serono’s reported expenses may also differ substantially from Serono’s expenses as measured in local currencies. For example, in the first nine months of 2003, Serono’s expenses growth was 37.2% (2002: 15.2%) as reported in U.S. dollars, but 25.4% (2002: 11.7%) in local currencies. Due to this translation effect, the prevailing foreign exchange rate could cause Serono’s net income growth rate to not meet expectations.

Risks Related to Government Regulation

Governmental regulations may restrict Serono’s ability to sell its products, which could result in a loss of revenues and a decrease in the Company’s stock price

       Serono’s research, preclinical testing, clinical trials, facilities, manufacturing, labeling, pricing, and sales and marketing are subject to extensive regulation by numerous governmental authorities, including authorities in the European Union and Switzerland, as well as governmental authorities in the United States, such as the Food and Drug Administration, or FDA. Serono’s research and development activities are subject to laws regulating such things as laboratory practices and the use and disposal of potentially hazardous materials including radioactive compounds and infectious disease agents. Serono is also required to obtain and maintain regulatory approval to market products for approved indications in the European Union, the United States, Japan and other markets. Obtaining regulatory approval is a lengthy and complex process. For example, though Serono has obtained regulatory approval to sell Gonal-f in 92 countries including the United States and the countries of the European Union, in order to obtain regulatory approval to sell the product in Japan Serono has been required to conduct additional local clinical studies, which will delay potential registration of Gonal-f in this market. Even if Serono is able to obtain regulatory approval for its products, both its manufacturing processes and its marketed products are subject to continued review. Later discovery of previously unknown problems with the safety or efficacy of its products or manufacturing processes may result in restrictions on these products or processes, including withdrawal of the products from the market or suspension of Serono’s manufacturing operations. For example, in February 2003, the Committee on Safety of Medicines advised that Metrodin HP should no longer be used in the United Kingdom. The Committee based its advice on the precautionary principle that products manufactured from human urine sourced from a country with one or more cases of variant Creutzfeldt-Jakob Disease, or vCJD, should not be used whenever practicable. Metrodin HP was manufactured from urine sourced from Italy, and the withdrawal of Metrodin HP from the United Kingdom market was a precautionary measure following the confirmation of a case of vCJD in Italy.

Pharmaceutical usage guidelines may recommend lower use of Serono’s products

       If government agencies or other respected groups or organizations recommend reducing the use of one of Serono’s products, Serono’s sales of that product could drop and Serono’s revenues could be reduced. In addition, professional societies, practice management groups, private foundations and organizations involved in various diseases may also publish guidelines or recommendations to the health care and patient communities. These organizations may make recommendations that affect a patient’s usage of certain therapies, drugs or procedures, including Serono’s products. Such decisions may also influence prescription guidelines for Serono’s products issued in other countries. Recommendations or guidelines that are followed by patients and health care providers could result in, among other things, decreased use of Serono’s products.

Risks Related to Legal Uncertainty

If Serono is not able to defend its intellectual property rights, it may lose the competitive advantage they give it

       Serono’s long-term success depends largely on its ability to market technologically competitive products. The patents and patent applications relating to Serono’s products and the technologies from which Serono derives license revenue may be challenged, invalidated or circumvented by third parties and might not protect Serono against competitors with similar products or technology. Any challenge to or invalidation or circumvention of patents related to products produced using licenses it has granted could affect its licensing revenues. If Serono is unable to prevent unauthorized third parties from using proprietary rights relating to its products, it will not be able to realize the full value of its research investment, and it will lose a source of competitive advantage. Even if Serono’s patents are not invalidated or circumvented, each of them will eventually expire.

       The competitive position of a number of Serono’s products is dependent on various patents. The Company believes that these patents discourage other companies from entering its markets. Certain of these patents also allow Serono to realize licensing revenue from competitors whose products would otherwise infringe these patents. If Serono cannot defend these patents, other companies could sell products that directly compete with Serono’s products.

       Moreover, the patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual issues. Important legal issues remain to be resolved as to the extent and scope of available patent protection for biotechnology products and processes in the European Union, the United States and other important markets. To date, no consistent policy has emerged regarding the breadth of claims allowed in pharmaceutical and biotechnology patents. As a result, it is difficult for Serono to assess the amount of protection its patents provide for its competitive position.

       Serono relies on trade secrets and trademarks to protect its technology, especially where the Company believes patent protection not to be appropriate or obtainable. Serono protects its proprietary technology and processes, in part, by confidentiality agreements with its key employees, consultants, collaborators and contractors. These agreements may be breached, or Serono may have inadequate remedies for any breach, or its trade secrets or those of its collaborators or contractors may otherwise become known to or be discovered independently by competitors.

If Serono does not have access to the intellectual property it needs for its business, Serono’s ability to develop and market its products may be limited

       Serono is aware that others, including various universities and companies working in the biotechnology field, have filed patent applications and have been granted patents in the European Union, the United States and other jurisdictions claiming subject matter potentially useful or necessary to its business. Some of those patents and applications claim only specific products or methods of making such products, while others claim more general processes or techniques useful or now used in the biotechnology industry. For example, Berlex Laboratories and Schering AG own three U.S. patents that they assert cover the recombinant manufacture of interferon beta. Following receipt of marketing approval in the United States for Rebif in March 2002, Serono filed a declaratory judgment action against Berlex and Schering AG in the U.S. District Court for the District of Massachusetts, asserting that Serono does not infringe Berlex’s and Schering AG’s patent rights related to the recombinant manufacture of human beta interferon. Serono settled this litigation and agreed to make a one-time payment to Berlex and pay Berlex royalties on its U.S. sales of Rebif in the United States for a limited period of time.

       Litigation and administrative proceedings, which could result in substantial costs to Serono, may be necessary to enforce any patents issued to Serono or to determine the scope and validity of third-party proprietary rights. Serono has in the past been, currently is, and may in the future be involved in patent litigation. If Serono loses one of these proceedings, it may be required to obtain third-party licenses at a material cost or cease using the technology or product in dispute. If others have or obtain patents or proprietary rights with respect to products Serono is currently developing, Serono may not be able to continue to research and develop its products profitably. If Serono is unable to enforce its patents, it may lose competitive advantage or marketing revenue.

If Serono becomes subject to significant legal action, it may incur substantial costs related to litigation

       Serono participates in an industry that has been subject to significant product liability, intellectual property and other litigation. Many of these actions involve large claims and significant defense costs. To protect itself from the cost of these claims Serono generally maintains appropriate liability insurance coverage in amounts and with deductibles that it believes are consistent with industry practice. However, Serono’s insurance coverage may not cover all claims against Serono or continue to be available at a reasonable cost for Serono to maintain adequate levels of insurance.

Changes in tax laws could adversely affect Serono’s earnings

       Changes in the tax laws of Switzerland, the United States or other countries in which Serono does significant business, as well as changes in Serono’s effective tax rate for the fiscal year caused by other factors, could affect Serono’s net income. During 2002 and the first nine months of 2003, no major tax legislation was enacted that would materially impact Serono’s net income. It is not possible to predict the impact on Serono’s results of any tax legislation which may be enacted in the future.

Risks Related to the Company’s Share Price and Corporate Control

The Company’s share price is likely to be volatile and may decline

       The market price for the Company’s Shares has been volatile and may continue to be volatile in the future. During 2002 and the first three quarters of 2003, based on prices on virt-x, the Company’s Share price ranged from CHF 562 to CHF 1,537. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of the shares and may cause the price to decline:

•	a revenue shortfall, which, due to fixed near-term expenses, causes a period’s results to be below expectations;

•	a short-term increase in expenses that is not matched by a corresponding increase in revenue;

•	changes in wholesaler buying patterns;

•	publicity regarding Serono’s collaborations and actual or potential results relating to products and indications under development by Serono or its competitors;

•	regulatory developments in the countries in which Serono operates;

•	public concern as to the safety of Serono’s products;

•	perceptions as to the prospects of Serono;

•	perceptions as to the prospects of Serono’s competitors and the biotechnology industry in general;

•	changes in the exchange rate of the U.S. dollar against the euro and the Swiss franc; and

•	period-to-period fluctuations in Serono’s financial results.

The Company’s controlling shareholders may have interests that are adverse to Bondholders’ and shareholders’

       As of 30 September 2003, Bertarelli & Cie held 51.52% of the Company’s capital and 60.80% of the Company’s voting rights. Ernesto Bertarelli, Serono’s Vice Chairman, Managing Director and Chief Executive Officer, controls Bertarelli & Cie. In addition, as of that date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned as individuals in the aggregate 7.05% of Serono’s capital and 9.81% of Serono’s voting rights. The members of the Bertarelli family may in the future, through open market purchases or otherwise, acquire additional shares. Ernesto Bertarelli, through his control of Bertarelli & Cie and his ownership of additional shares, currently controls the management of Serono and the outcome of all actions requiring the approval of the Company’s shareholders. The interests of Ernesto Bertarelli and the Bertarelli family may conflict with the interests of Serono’s other investors, and investors may not agree with the actions they take. For example, Mr. Bertarelli and the Bertarelli family have the combined voting power necessary to reject any offer to acquire the Company, even if the offer would be attractive to Serono’s other investors. In addition, Mr. Bertarelli and the Bertarelli family control enough votes that they can cause the Company to increase its share capital, change its corporate purposes and create shares with privileged voting rights. This could have the effect of diluting the voting rights and ownership of the Company’s other investors and of maintaining the control of Mr. Bertarelli and the Bertarelli family.

Future sales by current shareholders could cause the price of the Company’s shares to decline

       If the Company’s existing shareholders sell a substantial number of the Company’s shares in the public market, the market price of the Shares could fall. Subject to applicable Swiss law, United States federal securities laws and other applicable laws, the Bertarelli family may sell or distribute any and all of the shares owned by them. Sales or distributions by the Bertarelli family of substantial amounts of the Company’s capital stock, or the perception that such sales or distributions could occur, could adversely affect prevailing market prices for the Company’s Shares. Except as noted under “General Information — Lock-up”, the Bertarelli family is not subject to any contractual obligation to retain its controlling interest.

Risks Related to the Bonds

Unsecured obligations

       The Bonds and the Guarantee of the Guarantor relating to the Bonds will be senior unsecured indebtedness of the Issuer and the Guarantor, respectively, and will rank equally in right of payment with all of the Issuer’s and the Guarantor’s respective existing and future unsecured indebtedness. In addition, the Bonds and the Guarantee will be effectively subordinated to all of the Issuer’s and the Guarantor’s respective future secured indebtedness, to the extent of the value of the collateral securing such indebtedness, and are and will be effectively subordinated to all of the existing and future indebtedness and other liabilities of the Issuer’s and the Guarantor’s respective subsidiaries. The Terms do not limit the amount of additional indebtedness which the Issuer’s and the Guarantor’s respective subsidiaries can create, incur, assume or guarantee.

Status of the Issuer

       The principal purpose of the Issuer is that of a finance company. The net proceeds from the issue of the Bonds will be made available to other members of the Group outside Switzerland. Thereafter, most of the assets of the Issuer will relate to amounts made available to Group companies, and its ability to make payments under the Bonds will depend on its receipt of timely payments from other Group companies.

Status of the Guarantor

Holding Company Structure

       The Guarantor is a holding company and, accordingly, payments under the Guarantee are structurally subordinated to all existing and future liabilities and obligations of each of the Guarantor’s subsidiaries (other than the Issuer), associates and joint ventures in respect of recourse to the assets of such companies. Claims of creditors of such subsidiaries, associates and joint ventures will have priority as to the assets of such companies over the Guarantor and the Guarantor’s creditors, including holders of the Bonds seeking to enforce the Guarantee. The Guarantor’s obligations under the Guarantee are unsecured and will not be guaranteed by any of its subsidiaries, associates or joint ventures.

       The Guarantor’s ability to make payments under the Guarantee, which is solely an obligation of the Guarantor, depends upon its receipt of dividends, distributions, interest or advances from its wholly owned or partly owned subsidiaries, associates and joint ventures and its ability, if necessary, to sell part of its interests in such subsidiaries, associates or joint ventures. The ability of the Guarantor’s subsidiaries, associates and joint ventures to make such payments may be restricted by, among other things, their respective financial and business positions, the availability of distributable reserves, applicable laws and regulations or the terms of agreements to which they are or may become a party. Subject to the negative pledges provided for under the Terms and the Guarantee, neither the issuance of the Bonds nor the giving of the Guarantee restricts the ability of the Guarantor or any of the Guarantor’s subsidiaries, associates and joint ventures to, among other things, grant security over their respective assets, increase their respective levels of indebtedness or restrict their payments of dividends, including to the Guarantor.

No prior market

       There can be no assurance regarding the future development of a market for the Bonds, or the ability of holders of the Bonds to sell their Bonds, or the price at which such holders may be able to sell their Bonds. If a market for the Bonds were to develop, the Bonds could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the Guarantor’s operating results and the market for similar securities. Therefore, there can be no assurance as to the liquidity of any trading market for the Bonds or that an active market for the Bonds will develop.

Volatility of the market for the Bonds and the Shares

       The market prices of the Shares have been subject to volatility, and fluctuations in the market price of the Shares in the future may affect the market price of the Bonds. The market price of the Bonds and the Shares could be subject to wide fluctuations in response to numerous factors, many of which are beyond the control of the Guarantor. These factors include, among other things, actual or anticipated variations in operating results, earnings releases by the Group and its competitors, changes in financial estimates by securities analysts, market conditions in the industry and the general state of the securities markets, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

There is a limited period for, and costs associated with, the exercise of Conversion Rights (as defined in the Terms)

       Subject to the detailed provisions of the Conditions, a Bondholder will have the right to convert his or her Bonds for Shares. Conversion Rights may be exercised at any time on or after 6 January 2004 up to and including 19 November 2008. If the Conversion Rights are not exercised by Bondholders during the Conversion Period, the Bonds will be redeemed at 105.8108% of their principal amount on the Maturity Date.

Conversion Rights may not be enforceable after the occurrence of an Event of Default.

       The Issuer might not be in a position to deliver newly issued Shares to the Bondholders upon exercise of Conversion Rights after the occurrence of an Event of Default.

SECTION 2: GENERAL INFORMATION

Authorisation

       The issue of the Bonds was authorised by a resolution of the Board of Directors of the Issuer passed at a meeting held on 14 November 2003. The Bonds have the benefit of an unconditional and irrevocable guarantee of the Guarantor, authorised by a resolution of the Board of Directors of the Guarantor passed at a meeting held on 7 November 2003. Each of the Bonds may be converted into Shares pursuant to the Terms.

       In compliance with Article 5ter, para. 2, of the Guarantor’s articles of association, the Board of Directors of the Guarantor has suppressed the preferential right of the Guarantor’s shareholders to subscribe for the Bonds. This decision was made considering the interest of the Company in raising capital with advantageous terms, the difficulties and the costs associated with placing the Bonds with a preferential subscription right for the Guarantor’s shareholders, and the limited nature of the dilutive effect that the exercise of the Conversion Rights attached to the Bonds is likely to have.

Subscription and Sale

       It is anticipated that, on or about 17 November 2003, a purchase agreement with respect to the Bonds (the “Bond Purchase Agreement”) will be entered into between (i) the Issuer, (ii) the Guarantor and (iii) the Managers and a paying and exchange agency agreement will be entered into between (i) the Issuer, (ii) the Guarantor and (iii) UBS AG (together with the Bond Purchase Agreement, the “Agreements”).

       Pursuant to the terms of the Bond Purchase Agreement, each Manager has agreed to purchase and the Issuer has agreed to sell to the Managers, an aggregate of 120,000 Bonds for an aggregate principal amount of CHF 600,000,000, divided between them as follows:

	Principal Amount	Number of
Manager	in CHF	Bonds

Goldman, Sachs & Co. Bank	300,000,000	60,000
UBS Investment Bank	300,000,000	60,000

Total Bonds	600,000,000	120,000

       The Bond Purchase Agreement will provide for the undertaking of each Manager to offer the Bonds to prospective investors in a public offering in Switzerland and institutional private placements outside Switzerland, the U.S. and other jurisdictions where prohibited by applicable law. The Bonds were offered for subscription on 10 November 2003 and allocated on the same day.

       Management and underwriting fees of 0.75% of the aggregate principal amount of the Bonds will be paid to the Managers by the Issuer. In addition, an incentive fee of up to 0.50% may be paid, at the sole discretion of the Issuer, to the Managers.

       The Bond Purchase Agreement will provide that all of the Managers’ obligations are subject to certain conditions precedent. The Bond Purchase Agreement will also entitle the Managers to terminate the Bond Purchase Agreement in certain circumstances prior to the Payment Date. If the right to terminate the Bond Purchase Agreement is exercised by the Managers, the Offering will terminate and any previously purported purchase or subscription of the Bonds will be deemed not to have been made. As is more fully set out in the Bond Purchase Agreement, the Issuer and the Guarantor will agree jointly and severally to indemnify the Managers for, inter alia, losses as a result of breaches of certain representations in connection with the Offering.

Lock-up

       The Issuer and the Guarantor have, subject to certain exceptions, agreed not to issue or dispose of Shares or certain related securities without the prior consent of Goldman, Sachs & Co. Bank and UBS Investment Bank for 90 days after 10 November 2003. In addition, Bertarelli & Cie (being the principal shareholder of the Guarantor) has agreed to a lock-up in respect of the Shares and certain related securities for 90 days after 10 November 2003.

Use of Net Proceeds

       The total net proceeds from the Offering, expected to be approximately CHF 592 million (excluding fees for administration and exchange of the Bonds), will be used for general corporate and strategic purposes outside Switzerland.

Representative

       In accordance with Article 50 of the Listing Rules of the SWX, UBS Investment Bank was appointed by the Issuer as its representative to lodge the listing application with the Admission Board of the SWX.

Prospectus

       Copies of this Prospectus are available, free of charge in Switzerland at the offices of UBS Investment Bank, Transactions Legal, at Europastrasse 1, CH-8152 Opfikon, Switzerland (Tel: (+41 1 239 4703), Fax (+41 1 239 2111)).

Taxation

       The following summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the Bonds and does not purport to deal with the tax consequences applicable to all categories of prospective Bondholders, some of which (such as dealers in securities and commodities) may be subject to special rules. Prospective Bondholders are advised to consult their own tax advisers concerning the overall tax consequences of their ownership of the Bonds and/or the Shares deliverable upon exchange of the Bonds.

Cayman Island Taxation

       At the present time there are no taxes in the Cayman Islands which are applicable to the Issuer. The Issuer has obtained from the Governor in Council under the Tax Concessions Law (as amended), an assurance that, in the event of there being enacted in the Cayman Islands any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to the Issuer or to any of its operations, or to shares, debentures or other obligations of the Issuer, except in so far as such tax applies to persons ordinarily resident in the Cayman Islands or to land in the Cayman Islands leased or let to the Issuer. Such assurance is effective until 16 June 2012. There is currently no Cayman Islands withholding or other tax payable on principal, interest or dividends paid to the Holder of the Bonds. The Issuer pays an annual Cayman Islands government fee based on its assessable capital, which fee is currently US$2400.

Swiss Taxation

Taxes in relation to the Bonds

Income Tax

Interest Payments

       A Swiss resident or foreign resident subject to Swiss taxation who receives interest from the Issuer generally must declare these distributions in its financial statements and/or in his or her personal tax return and owe income tax or profit tax on the relevant amounts.

Gains on Sale or Conversion of Bonds

       Swiss Resident Private Bondholders: Based on the present practice for Swiss Federal income tax purposes, the Bonds will be classified for private Swiss resident Bondholders (not qualifying as so-called professional securities dealer (négociant professionnel de titres, gewerbsmässiger Wertschriftenhändler) holding the Bonds as private (as opposed to business) property and as “non-classical transparent convertible bonds with predominant one-time interest payment”. Transparent means for these purposes that on the date of the issue of the Bonds, and during their subsequent life, the price for the embedded debt component and for the embedded option component can be calculated by means of an analytical method. Therefore, for private Bondholders resident in Switzerland, the increase of the value of the theoretical bond floor (initially 94.4%) during the period of holding the Bonds will be subject to the Federal income tax at the time of change of ownership, redemption or conversion, respectively, in principle on the basis of the original theoretical discount rate of 2.81%. The theoretical value of the bond floor will be published daily in the Telekurs system. In most cantons, the tax treatment for Cantonal and Municipal income tax will correspond to the Federal tax treatment.

       Swiss Resident Business Bondholders: Gains realised on the sale of Bonds by Swiss resident individual Bondholders holding the Bonds as part of their business assets as well as by Swiss resident legal entity Bondholders are part of their taxable business profit subject to individual income taxes or corporate income taxes, respectively. Any unrealised gains on conversion will not be subject to tax unless the Bondholder chooses to increase the tax basis of the Shares received.

       Non-Swiss Resident Bondholders: Under present Swiss law, a Bondholder who is a non-resident of Switzerland and who, during the taxable year has not engaged in trade or business through a permanent establishment within Switzerland and who is not subject to taxation in Switzerland for any other reason, will not be subject to any Swiss Federal, Cantonal or Municipal income or other tax on gains realised on the sale or Redemption of Bonds or on the due exercise of the Conversion Rights in respect of such Bonds.

Stamp Duties

(a) Swiss issuance stamp duty

The issuance of the Bonds is not subject to Swiss issuance stamp duty. The issuance of the Shares upon conversion of the Bonds will, however, be subject to Swiss issuance stamp duty at the current rate of 1% and will be borne by the Guarantor.

(b) Swiss transfer stamp duty

The issuance of the Bonds is not subject to Swiss transfer stamp duty. The sale or transfer of the Bonds may, however, be subject to Swiss transfer stamp duty at the current rate of 0.3% if such sale or transfer is made by or through the intermediary of a Swiss or Liechtenstein professional securities dealer as defined in the Swiss Stamp Tax Act and in the Treaty on Custom Union concluded between Switzerland and Liechtenstein. In addition, the sale or transfer of the Bonds by or through a participant to the SWX may be subject to a stock exchange levy.

Withholding Tax

       All payments in respect of the Bonds by the Issuer are currently not subject to the Swiss withholding tax.

Taxes in relation to the Shares

Withholding Tax

       Dividends and similar payments or distributions in kind made by the Guarantor to a shareholder (including liquidation proceeds exceeding the nominal value of the Shares and stock dividends) are subject to Swiss withholding tax at a rate of 35%. Gains realised upon repurchase of Shares by the Guarantor may be characterised as dividend income if certain conditions have been met. In the case of such re-characterisation of capital gains into dividend income, Swiss withholding tax will be levied on the difference between the purchase price and the nominal value of the Shares purchased.

       The Swiss withholding tax must be withheld by the Guarantor from the gross disbursement and paid to the Swiss Federal Tax Administration. The Swiss withholding tax is in principle reimbursed in full to an individual or legal entity that is domiciled or headquartered in Switzerland and therefore fully liable to Swiss income or profit tax if the recipient was the beneficial owner of the Shares at the time the distributions were made and duly reported the gross disbursement received in its financial statements and/or in his or her personal tax return.

       The Swiss withholding tax may be refunded in full or in a part to non-Swiss residents under the terms of an applicable double taxation treaty. At present, Switzerland has entered into double taxation treaties with the following countries:

Albania, Australia, Austria, Belarus, Belgium, Bulgaria, Canada, Croatia, Czech Republic, Denmark, Ecuador, Egypt, Finland, France, Germany, Greece, Hungary, Iceland, India, Indonesia, Italy, Ivory Coast, Jamaica, Japan, Kazakhstan, Kuwait, Kyrgyzstan, Latvia, Lithuania, Luxembourg, Macedonia, Malaysia, Mexico, Moldova, Mongolia, Morocco, The Netherlands, New Zealand, Norway, Pakistan, People’s Republic of China, Philippines, Poland, Portugal, Republic of Ireland, Republic of Korea (South Korea), Romania, Russia, Singapore, Slovakia, Slovenia, South Africa, Spain, Sri Lanka, Sweden, Thailand, Trinidad and Tobago, Tunisia, United Kingdom, United States of America, Uzbekistan, Venezuela, Vietnam.

       In addition, negotiations have been completed for new double taxation treaties with Argentina, Armenia, Azerbaijan, Bangladesh, Estonia, Georgia, Iran, Israel, Yugoslavia and Zimbabwe.

Income Tax

       A Swiss resident or foreign resident subject to Swiss taxation who receives dividends and similar distributions (including stock dividends and liquidation proceeds) from the Guarantor generally must declare these distributions in its financial statements and/or in his or her personal tax return and pay income tax or profit tax on the relevant amounts. A Swiss resident or a foreign legal entity subject to Swiss taxation who is a shareholder and who itself is a corporation may, under certain circumstances, benefit from relief from taxation under the dividend participation relief (réduction pour participations, Beteiligungsabzug).

Taxes on capital gains upon the disposal of Shares

       Under prevailing Swiss tax law, Swiss resident individuals who hold Shares as part of their private assets will generally not be subject to any Swiss Federal, Cantonal or Municipal income taxation on gains realised upon the sale or other disposal of Shares. However, capital gains realised upon repurchase of Shares by the Guarantor are considered taxable dividend income in certain circumstances. In case of such re-characterisation of capital gains into dividend income, income tax will be levied on the difference between the purchase price and the nominal value of the Shares purchased.

       Capital gains realised on Shares held as part of the business assets of a Swiss resident or foreign resident subject to Swiss taxation are included in the taxable income of such persons. This provision also applies to individuals who qualify as so-called professional securities dealers (négociant professionnel de titres, gewerbsmässige Wertschriftenhändler).

       Gains realised upon the sale of Shares by a non-resident individual will not be subject to Swiss income taxation, provided that the individual does not hold the Shares in connection with the conduct of a trade or business in Switzerland through a permanent establishment or a fixed place of business.

Swiss Stamp Duty

       The issuance of the Shares upon conversion of the Bonds will be subject to Swiss issuance stamp duty at the current rate of 1% and will be borne by the Guarantor.

       The sale of Shares, whether by Swiss residents or non-resident individuals, may be subject to a Swiss transfer stamp duty of up to 0.15% calculated on the sale proceeds if it occurs through or with a Swiss or Liechtenstein bank or other securities dealer as defined in the Swiss Stamp Duty Act, acting either as a party or as an intermediary in the transaction, or if the transaction takes place through the SWX.

       The sale of Shares through a non-Swiss or Liechtenstein bank or securities dealer may also be subject to Swiss transfer stamp duty if (i) such bank or dealer is a participant to the SWX; and (ii) the transaction takes place on the SWX.

       The sale of Shares by or through a participant to the SWX may also be subject to a stock exchange stamp levy.

       There will be Swiss transfer stamp duty on the delivery of existing (as opposed to newly issued) Shares upon conversion of the Bonds. Such Swiss transfer stamp duty will be borne by the Issuer. No Swiss transfer stamp duty will be levied on the delivery of newly issued Shares upon conversion of the Bonds. The Federal law of 15 December 2000 on new urgent measures relating to the Swiss transfer stamp levy took effect on 1 January 2001. This law exempts some categories of institutional Bondholders from the Swiss transfer stamp duty. These include foreign states and central banks, domestic and foreign investment funds, foreign social security institutions, foreign pension funds, and foreign life insurance providers. In addition, as of 1 January 2001, the following are classified as securities dealers under the Swiss Federal Stamp Duty Act: domestic pension funds and the associated insurance, domestic social security institutions (AVS/AI/IPG/AC), the Swiss Federal government, the Cantons and political Municipalities. However, these securities dealers have the option to delegate the payment obligation to commercial dealers (banks). As of 1 January 2001, the Swiss transfer stamp duty affecting the other party is eliminated in the case of transactions involving domestic securities that are executed by a Swiss securities dealer as a member on a foreign stock exchange (e.g., virt-x). The emergency law of 15 December 2000 must be replaced by ordinary legislation by 31 December 2005.

Proposed EU Directive on the Taxation of Savings Income

       The European Union has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than 1 January 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise. It is expected that a number of other countries and territories including Switzerland will adopt similar measures with effect from the same date.

Financial Statements

       Pages 46 - 112 of the Guarantor’s Annual Report 2002, including the Chief Financial Officer’s review, the Five-year consolidated data, the Operating and financial review and prospects, the Quantitative and qualitative disclosures about market risk, the Audit Committee’s report, the Report of the group auditors, the Consolidated financial statements for the financial year ended 31 December 2002 (the “Consolidated Financial Statements 2002”), the Report of the statutory auditors, the statutory financial statements for the financial year ended 31 December 2002, and the Corporate governance report, are reproduced in Annex A. The Serono Group’s unaudited consolidated financial statements for the nine months ending 30 September 2003 are reproduced in Annex B.

Scope of consolidation

       The consolidated financial statements include all companies in which the Serono Group holds, directly or indirectly, more than 50% of the voting rights or over which it exercises control, unless they are held on a temporary basis. Companies are included in the consolidation as from the date of acquisition, while companies sold are excluded from the consolidation as from the date of sale. The purchase method is used to account for acquisitions. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the company acquired is recorded as goodwill (see note 1.14 to the Serono Group’s Consolidated Financial Statements 2002, reproduced in Annex A). The proportion of the net assets and income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively. All inter-company transactions, balances and unrealised gains and losses on transactions between group companies are eliminated. Investments in companies over which the Serono Group is able to exercise significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control, are accounted for according to the equity method.

       A listing of the Guarantor’s principal operating companies, their country of incorporation and the proportion of the Guarantor’s ownership of each can be found in note 33 to the Consolidated Financial Statements 2002, reproduced in Annex A.

Unconsolidated Material Holdings

       As of 30 September 2003 and as of 31 December 2002, there are no material unconsolidated holdings within the meaning of Schedule B, item 2.4 of the Listing Rules of the SWX (i.e. unconsolidated holdings, the proportional equity capital value of which is at least 10% of the equity capital of the relevant group of companies or the proportional periodic earnings of which represent at least 10% of the consolidated net earnings of the relevant group of companies).

Net Sales for the Two Latest Financial Years

	2002	2001

	US$ million	US$ million
Total revenues	1,546.5	1,376.5

       A detailed listing of the components and total revenues can be found in the consolidated income statements to the Consolidated Financial Statements 2002, reproduced in Annex A.

No Material Adverse Change

       Since the publication date of the latest financial statements as of 31 December 2002 and 30 September 2003, respectively, which are set out in Annex A and B respectively, and except as disclosed herein, there has been no material adverse change in the financial condition or results of operations of the Issuer or the Guarantor.

Latest Business Developments and Business Prospects

       The latest business developments and business prospects are discussed under “Information on the Guarantor — General Information — Business Activities”.

SECTION 3: INFORMATION ON THE BONDS

TERMS OF THE BONDS

       These Terms of the Bonds (the “Terms”) issued by Ares International Finance 92 Ltd (the “Issuer”) and unconditionally guaranteed by Serono SA (the “Guarantor”), under a Bond Purchase Agreement (the “Agreement”) between the Issuer, the Guarantor, on the one hand, and Goldman, Sachs & Co. Bank and UBS AG, acting through its business group UBS Investment Bank (collectively referred to as the “Lead Managers”), on the other hand, are as follows:

1. Form and Denomination, Permanent Global Certificate, Printing and Delivery of the Bonds

       The bonds are definitely and permanently evidenced by a bearer global certificate (the “Permanent Global Certificate”) and are divided into co-ownership quotas (each a “Bond”, together the “Bonds”) of CHF 5,000 or integral multiples thereof, rendering the entitlement to payment of interest (the “Coupon”) and allocated to the co-owners (the “Bondholders” and, with respect to the entitlement to payment of interest, the “Couponholders”).

       The Permanent Global Certificate will be deposited until final redemption, conversion or printing of the Bonds with SIS SEGAINTERSETTLE AG, Olten, or another clearing institution approved by the Relevant Exchange. “Relevant Exchange” means virt-x or SWX Swiss Exchange, as applicable, or any successor thereof, or, if the bearer shares of the Guarantor (the “Shares”) are no longer admitted to trading on virt-x, the principal stock exchange or securities market on which the Shares are traded.

       Bondholders and Couponholders do not have at any time the right to demand the delivery of printed Bonds. Only if the Issuer deems the printing of the Bonds to be necessary or if, under Swiss law, the enforcement of obligations under the Bonds and Coupons can only be ensured by means of printed Bonds and Coupons, the Issuer shall provide, without any costs to the Bondholders, for the printing and delivery of printed Bonds and Coupons.

       Printed Bonds or Coupons which are mutilated, lost or destroyed may, in accordance with applicable legal procedures, be replaced, at the head office of UBS AG in its function as principal paying and conversion agent for the Bonds (the “Principal Paying and Conversion Agent”), on payment of such costs as may be incurred in connection therewith, and on such terms as to evidence and indemnity as the Principal Paying and Conversion Agent may require and, in the case of mutilation, upon surrender of the Bonds or Coupons.

       As long as no Bonds and Coupons have been printed, the expressions “Bonds” and “Coupons” and “Bondholder” and “Couponholder” herein shall mean and include entitlements under the Permanent Global Certificate.

2. Interest

       The Bonds bear interest from, but excluding, 26 November 2003 (the “Payment Date”) at the rate of 0.5 per cent., per annum, payable annually on 26 November, (the “Interest Payment Date”) in arrear. The first interest payment will become due and payable on 26 November 2004.

       Each Bond will cease to bear interest (i) when the Conversion Right (as defined in Section 5) with respect to such Bond has been exercised by the respective Bondholder pursuant to Section 5, from the last Interest Payment Date preceding the Conversion Date (as defined in Section 5) or, if none, from the Payment Date, or (ii) in all other circumstances from the due date for redemption or repayment of such Bond, provided that if, upon due presentation, delivery of the Shares or payment of any amount due is improperly withheld or refused, such Bond shall continue to bear interest. In such case, interest will accumulate until the day on which all Designated Shares (as defined in Section 5) and all sums due in respect of such Bond up to that day are received by the Principal Paying and Conversion Agent on behalf of the relevant Bondholder.

       When interest is required to be calculated for a period of less than one year, it shall be calculated on the basis of the number of days in the relevant period from (but excluding) the first day of such period to (and including) the last day of such period, all such calculations being made on the basis of a 360-day year consisting of 12 months of 30 days each.

3. Redemption

a)	Repayment at Maturity Date

       Unless previously converted or redeemed, the Issuer undertakes to repay all the outstanding Bonds at their Accreted Principal Amount (together with unpaid accrued interest to such date), without further notice, on 26 November 2008 (the “Maturity Date”). The Issuer may, however, purchase Bonds in the market (on or off-exchange) at any time, at any price and for any purpose (including cancellation and re-sale).

       In these Terms, the “Accreted Principal Amount” in respect of each Bond of CHF 5,000 shall mean (i) in the case of a redemption of Bonds on the Maturity Date, CHF 5,290.54 plus accrued interest and (ii) in the case of a redemption of the Bonds pursuant to Sections 3 (b), 3 (c) or 3(d) or 16 or if the Bonds become due and payable pursuant to Section 7, the amount which is determined to be the amount which, together with unpaid accrued interest from the immediately preceding Interest Payment Date or, if none, the Payment Date, and after taking into account any interest paid in respect of those Bonds in preceding periods, represents for the Bondholder a gross annual yield to maturity of 1.625 per cent., per annum and shall be calculated in accordance with the following formula, rounded (if necessary) to two decimal places, with 0.005 being rounded upwards (provided that if the relevant date fixed for redemption or the date on which the Bonds become due and payable pursuant to Section 7 is an Interest Payment Date, the Accreted Principal Amount shall be as set out below in respect of such Interest Payment Date):

Accreted Principal Amount =	(Previous Accreted Principal Amount × (1 + r)d/p) - AI,

where

Previous Accreted Principal Amount =	The Accreted Principal Amount on the Interest Payment Date immediately preceding the relevant date fixed for redemption or the date on which the Bonds become due and payable as provided in Section 7 (as the case may be) as set out below (or, if the Bonds are to be redeemed prior to the first Interest Payment Date, CHF 5,000):

Interest Payment Date	Accreted Principal Amount

(CHF)
26 November 2004	5,056.25
26 November 2005	5,113.41
26 November 2006	5,171.51
26 November 2007	5,230.54
26 November 2008	5,290.54

and where:

r	means 1.625 per cent.;

d	means the number of days from and including the immediately preceding Interest Payment Date (or, if the Bonds are to be redeemed on or before the first Interest Payment Date, from and including the Payment Date) to, but excluding, the date fixed for redemption, calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed;

p	means 360; and.

AI	means the accrued interest on the principal amount of the Bonds from and including the immediately preceding Interest Payment Date (or if the Bonds are to be redeemed on or before the first Interest Payment Date, from and including the Payment Date) to, but excluding, the relevant date fixed for redemption, calculated on the basis of a 360-day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

       If the Accreted Principal Amount payable in respect of any Bond upon its redemption pursuant to Sections 3 (b), 3 (c), 3 (d) or 16 or upon it becoming due and payable as provided in Section 7 is not paid when due, the Accreted Principal Amount due and payable in respect of such Bond shall be the Accreted Principal Amount of such Bond as described above, except that such Sections shall have effect as though the reference therein to the date fixed for redemption of the Bonds or, as the case may be, the date on which the Bond becomes due and payable had been replaced by a reference to the Relevant Date and interest shall accrue on the principal amount of such Bond to, but excluding, the Relevant Date. The calculation of the Accreted Principal Amount in accordance with this Section will continue to be made (as well after as before judgement) until, but excluding, the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be 105.8108 per cent. of the principal amount of the Bonds together with interest (inclusive of interest payable pursuant to Section 2 at the rate of 1.625 per cent. per annum from and including the Maturity Date to, but excluding, the Relevant Date).

       “Relevant Date” means whichever is the later of (a) the date on which such payment first becomes due and (b) the date on which the full amount having been so received by the Principal Paying and Conversion Agent and being available for payment against presentation of the Bonds.

b)  Early Redemption at the Option of the Issuer

       Subject to a period of 30 days’ notice to the Bondholders, the Issuer reserves the right to

(a) prematurely redeem at any time all outstanding Bonds at their Accreted Principal Amount (together with unpaid accrued interest), provided that less than 15 per cent. of the Bonds are outstanding at the time of the notice; or

(b) redeem all outstanding Bonds on 10 December 2006 or at any time thereafter, at their Accreted Principal Amount (together with unpaid accrued interest), provided that the Closing Price (as defined in Section 3 (d) below) of the Shares on the Relevant Exchange for 20 Trading Days during any period of 30 consecutive Trading Days ending not earlier than 14 days prior to the giving of the notice of redemption (the “20 Day Period”) was at least 115 per cent. of the Accreted Principal Amount divided by the number of Designated Shares to be delivered upon conversion of one Bond on each such Trading Day of the 20 Day Period. The right to redeem shall renew each time a new 20 Day Period occurs.

       Notice of redemption is validly given if made in writing to the Principal Paying and Conversion Agent within the prescribed time limit. Such notice shall be announced as soon as practicable in accordance with Section 11.

c) Early Redemption for Tax Reasons

       Should the Issuer be required to pay additional amounts pursuant to Section 14, it may give notice to redeem the Bonds at any time at their Accreted Principal Amount (together with unpaid accrued interest). Such redemption will be effected — with interest accrued to the date of such redemption — under 60 days’ prior notice to the Principal Paying and Conversion Agent on behalf of the Bondholders and Couponholders, provided that no such notice of redemption shall be given earlier that 90 days prior to the earliest date on which the Issuer would be required to pay any additional amount pursuant to Section 14 or be prohibited from performing or observing any of its obligations under Section 14 in respect of the Bonds. Such early redemption shall be published by the Principal Paying and Conversion Agent at the expense of the Issuer in accordance with Section 11.

       Upon receipt of the notice, a Bondholder may elect to have its Bonds redeemed by the Issuer at their Accreted Principal Amount (together with unpaid accrued interest), or failing such an election such Bondholder will not be redeemed by the Issuer, in which case such Bondholder will continue to receive payments on the Bonds but without such additional amounts as pursuant to Section 14.

       The interest on the Bonds is, in accordance with Swiss law at present in force, not subject to the Swiss Withholding Tax.

d)	Early Redemption at the Option of the Bondholders upon a Change of Control

       Each Bondholder may require the Issuer to redeem all or any of the Bonds held by such Bondholder at their Accreted Principal Amount (together with unpaid accrued interest) at the Relevant Put Date.

       To exercise such right the Bondholder must deposit at his own expense a duly completed and signed notice (a “Put Notice”) in the form obtainable from the Principal Paying and Conversion Agent at not more than 60 days after the date of the Change of Control Notice (as defined in Section 5 (b) V), accompanied by evidence satisfactory to the Principal Paying and Conversion Agent concerned that all the Bonds stated in the Put Notice will, following the delivery of the Put Notice, be held to its order or under its control. Such notice shall be irrevocable except in the event that such Bond becomes immediately due and repayable before the Relevant Put Date. “Relevant Put Date” shall mean the fourteenth day after the expiry of the period of 60 days referred to above.

       “Closing Price” for each Trading Day means (a) the last reported sales price (Schlusskurs; cours de cloture) of the Shares on the Relevant Exchange, or (b) if the Shares are not admitted to trading on the Relevant Exchange, the average of the closing bid and offered prices of the Shares for such day as furnished by any member firm of the Relevant Exchange selected from time to time by the Issuer for this purpose.

       “Trading Day” means a day on which (a) the Relevant Exchange is open for business, but does not include a day when no such last sales price is reported or (b) (if the Shares are not listed or admitted to trading on the Relevant Exchange) closing bid and offered prices are furnished as aforesaid.

       “Change of Control” will be deemed to have occurred when an offer to acquire Shares, whether expressed as a legal offer, an invitation to treat, a scheme with regard to such acquisition or in any other way, is made in circumstances where such offer is available to all holders of Shares (the “Shareholders”) or all Shareholders other than any Shareholder who is the person making such offer (or any associate of such person) or who is excluded from the offer by reason of being connected with one or more specific jurisdictions and, such offer having become or been declared unconditional in all respects, the Guarantor becomes aware that the right to cast more than 50%, of the votes which may ordinarily be cast on a poll at a general meeting of shareholders has or will become unconditionally vested in the offeror and/or such associates(s).

4. Payments

       The amounts required for the maturing payments on the Bonds and/or Coupons will be made available in good time in freely disposable Swiss francs which will be placed at the free disposal of the Principal Paying and Conversion Agent in Switzerland, acting as principal paying agent.

       Upon receipt of the funds in Switzerland and under the same conditions as received, the Principal Paying and Conversion Agent will arrange for payment to the Bondholders and/or Couponholders.

       Payments that become due on a day other than a Business Day (as defined in Section 5 (a)), shall be effectuated on the first Business Day following such day without any additional interest.

       The Issuer undertakes that payments to be made under these Terms shall be made in freely disposable Swiss francs without collection cost to the Bondholders and Couponholders, and unless provided for by applicable law, without any restrictions and whatever the circumstances may be, irrespective of nationality, residence or domicile of the Bondholders or Couponholders and without requiring any affidavit or the fulfilment of any other formality, at the counters in Switzerland of the Principal Paying and Conversion Agent.

       The receipt by the Principal Paying and Conversion Agent of the funds in Swiss francs in Switzerland shall release the Issuer of its obligations under the Bonds to the extent of amounts paid.

       If printed, definitive Bonds presented for redemption shall be delivered and surrendered for payment together with all unmatured Coupons. Unmatured Coupons so delivered will be cancelled without payment. The face amount of missing Coupons shall be deducted from the amount otherwise repayable, but the amount so deducted shall be paid upon subsequent presentation of the missing unmatured Coupons unless they have become time-barred by virtue of the statute of limitations of Swiss law.

5. Conversion

a) In General

       Each Bond in the nominal value of CHF 5,000 will be convertible (the “Conversion Right”) on any day on which banks in Zurich and London are open for business (each, a “Business Day”) on or after 6 January 2004 up to and including the earlier of (i) 19 November 2008 or (ii) five Business Days prior to the repayment date in connection with an early redemption of the Bonds (the “Conversion Period”) into 3.5333 Shares of CHF 25 par value each or any other par value that the Shares may have until expiry of the Conversion Period (the “Designated Shares”) at an initial conversion price of CHF 1,415.11 (the “Initial Conversion Price” or, as adjusted, the “Conversion Price”) per Share, subject thereafter to adjustments as stipulated in Section 5 (b) below.

       In order to calculate the number of Designated Shares to be delivered upon conversion, the total nominal amount of the Bonds contained in the respective Conversion Declaration (as defined below) shall be divided by the Initial Conversion Price or, if adjusted, the Conversion Price in effect on the relevant Conversion Date (as defined below). The resulting fraction of less than one Designated Share (calculated with five decimals) is to be multiplied with the Closing Price as of the day before the Conversion Declaration has been delivered to the Principal Paying and Conversion Agent, and the resulting amount in Swiss francs (rounded to five centimes) is to be paid in cash to the converting Bondholder.

       Conversion Declarations shall be deemed to be presented on a Business Day if presented before 4.00 p.m. CET on that Business Day. Any Conversion Declaration presented after 4.00 p.m. CET will be deemed to have been received on the following Business Day. In case of early redemption of the Bonds according to Section 3, Conversions Declarations can be presented up to 4.00 p.m. CET of the fifth Business Day prior to the date fixed for redemption.

       The Principal Paying and Conversion Agent, acting on its own initiative or upon request by the Issuer, may refuse to honour any Conversion Declaration presented after the occurrence of an Event of Default pursuant to Section 7 below.

       The Swiss Federal Stamp Duty (if due) as well as the fee of the Relevant Exchange (if any) payable upon the delivery in Switzerland of the Designated Shares arising out of conversion will be paid by the Issuer. The Issuer will not pay (i) any tax payable in connection with any subsequent sale or transfer of Designated Shares arising out of conversion by the holder thereof or (ii) any tax or other cost payable in connection with the sale, transfer or delivery of Designated Share(s) in or to a country other than Switzerland.

       To exercise the Conversion Rights, a written conversion declaration of the Bondholder (a “Conversion Declaration”) together with the relevant Bond or Bonds, are to be presented together with all unmatured Coupons, at a Swiss business office of the Principal Paying and Conversion Agent, in exchange for which the appropriate number of Designated Shares will be made available by the Issuer. A Conversion Declaration, once duly presented as aforesaid, shall be irrevocable without consent of the Issuer.

       As soon as practicable, and in any event not later than twenty (20) Trading Days after the date the Conversion Declaration is deposited with the Principal Paying and Conversion Agent (the “Conversion Date”), the Issuer will effect delivery of the Shares through SIS SegaInterSettle AG or any other of the Relevant Exchange’s settlement organisation in accordance with directions given by the exercising Bondholder in the relevant Conversion Declaration.

       The Designated Shares acquired by way of conversion will carry the same entitlements and be subject to the same restrictions as the other outstanding Shares as of the Conversion Date. Upon exercise of the Conversion Right, the Bondholder is entitled to receive dividends pertaining to the Designated Shares provided that the conversion takes place by 12:00 noon (CET time) at the latest on the last Business Day prior to the Ex-Day. “Ex-Day” means the day on which the Shares are traded on the Relevant Exchange “ex dividend”. However, any Bonds presented for conversion on 26 November of a particular year are to be submitted without the Coupon due on such date (which Coupon entitles its holder to receive the interest due on such date). No broken-period interest will be paid. The converted Bonds will be invalidated by the Principal Paying and Conversion Agent and are to be regarded as redeemed.

b)	Adjustments to Conversion Price

       The Initial Conversion Price and, where relevant, the Conversion Price shall be adjusted as follows:

I.	Events leading to Adjustments to the Initial Conversion Price or Conversion Price

(a)	Increase of capital by means of capitalisation of reserves, profits or premiums by distribution of Shares, or division or consolidation of Shares.

       In the event of a change in the Guarantor’s share capital by capitalisation of reserves, profits or premiums, by means of a distribution of Shares, and in the event of division or consolidation of Shares, the Initial Conversion Price or, where relevant, the Conversion Price, shall be adjusted by multiplying the Initial Conversion Price or the Conversion Price in force immediately prior to such change by the result of the following formula:

NOld / NNew

where:

N Old	is the number of Shares existing before the change in share capital; and

N New	is the number of Shares existing after the change in share capital;

provided, however, that no such adjustment shall be made if Shares are issued in lieu of the whole or any part of a cash dividend, or another Cash Distribution (as defined below) made in lieu of a dividend, which the shareholders concerned would or could otherwise have received.

Such adjustment shall become effective on the date on which the Shares are traded ex-Shares on the Relevant Exchange.

(b)	Issues of Shares or Other Securities by way of conferring subscription or purchase rights

If (a) the Guarantor grants to Shareholders any rights or options, warrants or other rights to subscribe for or acquire Shares, Other Securities (as defined below) or securities convertible or exchangeable into Shares or Other Securities or (b) any third party with the agreement of the Guarantor issues to Shareholders any rights, options or warrants to purchase any Shares, Other Securities or securities convertible or exchangeable into Shares or Other Securities (the rights referred to in (a) and (b) collectively and individually being the “Purchase Rights”), the Initial Conversion Price or, where relevant, the Conversion Price, shall be adjusted by multiplying the Initial Conversion Price or the Conversion Price in force immediately prior to such issue or grant by the result of the following formula:

(Pcum - R) / Pcum

where:

P cum	is the Closing Price of one Share on whichever is the later of (x) the last Trading Day preceding the date on which the Shares are first traded ex-Purchase Rights on the Relevant Exchange or (y) the Trading Day when the price for the Purchase Right is announced, or, if the day the subscription or purchase price is announced is not a Trading Day, the next following Trading Day; and

R	is the value of the Purchase Right relating to one Share or Other Security, such value to be calculated as follows:

(A) in the event the Purchase Rights relate to Shares or Other Securities or to securities convertible or exchangeable into Shares or Other Securities and where such Purchase Rights are traded on a regulated stock exchange in Switzerland, the European Union, the United States of America, Canada or Japan:

                  R = Nrights × Prights

where:

N rights	is the number of Purchase Rights granted per Share; and

P rights	is the average of the last paid prices on the Relevant Exchange (or, if no dealing is recorded, the arithmetic mean of the bid and offered prices) on a spot basis of the Purchase Rights during the time Purchase Rights are traded, but not longer than the first 10 Trading Days.

(B) in all other cases R will be determined by a Common Expert.

Such adjustment shall become effective (i) in the case Section 5 (b) (I) (b) (A), five (5) Trading Days after (x) the end of the period during which the Purchase Rights are traded or (y) the tenth (10th) day of the subscription or purchase period, whichever is sooner, and (ii) in the case of Section 5 (b) (I) (b) (B), on the date determined by the Common Expert.

“Other Securities” means equity securities of the Guarantor other than Shares.

“Common Expert” means an independent investment bank of international repute or an independent law firm or accounting firm of international repute (an “Expert”) selected by the Issuer and the Principal Paying and Conversion Agent by mutual agreement. If the Issuer and the Principal Paying and Conversion Agent do not mutually agree on an Expert within seven (7) days from the beginning of the appointment process, each of the Issuer and the Principal Paying and Conversion Agent shall select an Expert, whereby the so elected Experts shall select together a third Expert. In case the two selected Experts do not mutually agree on a third Expert within seven (7) days after being appointed, each of them shall select another Expert, whereby a Swiss Notary Public appointed by the Principal Paying and Conversion Agent will pick one of these two Experts as third Expert by drawing lots. In the case of the appointment of three Experts references in these Terms to a Common Expert shall be deemed to refer to these three Experts, deciding by majority decision. Decisions of the Common Expert shall be final and binding on the Issuer, the Guarantor, the Bondholders and the Principal Paying and Conversion Agent. The Principal Paying and Conversion Agent shall incur no liability against the Issuer or the Guarantor or the Bondholders in respect of any action taken, or suffered to be taken, in accordance with such decision and in good faith. The fees and costs of the Common Expert shall be borne by the Issuer, failing whom the Guarantor.

(c)	Spin-offs and Capital Distributions other than Cash Distributions

If, in respect of a spin-off or a capital distribution, other than extraordinary dividends as referred to in Section 5 (b) (I) (d), the Guarantor issues or distributes to holders of its Shares any assets, evidence of indebtedness of the Guarantor, shares, put-options or other rights (other than as referred to in Section 5 (b) (I) (b) above) (the “Distribution”), the Initial Conversion Price or, where relevant, the Conversion Price shall be adjusted as follows:

(A) in case (x) the Distribution consists of securities that are traded on a regulated stock exchange or (y) has otherwise a value which is determinable by reference to a stock exchange quotation or otherwise, by multiplying the Initial Conversion Price or, where relevant, the Conversion Price in force immediately prior to such issue or distribution by the result of the following formula:

            [Pcum - (D/S)] / Pcum

where:

P cum	is the Closing Price of one Share on the last Trading Day preceding the date on which the Shares are first traded ex-Distribution on the Relevant Exchange following the relevant Distribution;

D	is the aggregate value of the Distribution (in Swiss francs) on the Trading Day immediately following the date in respect of which Pcum has been determined, as determined by the Principal Paying and Conversion Agent based, in principle, on the closing price on the Relevant Exchange in case of Section 5 (b) (I) (c) (A) (x) or by a Common Expert in case of Section 5 (b) (I) (c) (A) (y); and

S	is the number of Shares outstanding as of the last Trading Day preceding the date on which the Shares are first traded ex-Distribution on the Relevant Exchange following the relevant Distribution.

(B) in all other cases by multiplying the Initial Conversion Price or, where relevant, the Conversion Price in force immediately prior to such issue or distribution by the result of the following formula:

            Pafter / Pbefore

where:

P after	is the current market price per Share after the date of such Distribution (the “Distribution Date”); and

P before	is the current market price for a Share before the Distribution Date;

whereby for purposes of this provision the current market price per Share shall be deemed to be the average of the Closing Prices, (x) in the case of Pbefore, on the five (5) consecutive Trading Days before the Distribution Date, and (y) in the case of Pafter, on the five (5) consecutive Trading Days after the Distribution Date, as determined by the Principal Paying and Conversion Agent. When calculating the average of the Closing Prices the gross dividend amount, if any, of any dividend paid during either of the above mentioned periods of five (5) days, shall be added back to the Closing Prices on each of the days on which the Shares are traded ex-dividend.

Such adjustment shall become effective, in the case of (A), on the date on which the Distribution is made and, in the case of (B), five (5) Trading Days after the Distribution Date.

Adjustment under this Section 5 (b) (I) (c) shall only be made if and when:

—	the value of the Distributions in Swiss francs in any financial year for the first time exceeds 3% of the average of the volume weighted average price on each Trading Day in the period of 365 days ending on the Trading Day immediately preceding the date on which the last of such Distributions is announced; or

—	further Distributions are made within the same financial year subsequent to the first adjustment, taking into account any previous such adjustments for that financial year.

     (d) Extraordinary Dividends

If the sum of all distributions per Share by the Guarantor to holders of its Shares made in cash and charged or provided for in the accounts of the Guarantor (the “Cash Distributions”) (including any dividend payments or repayment in part of the nominal amount of the Shares, but not including any distributions for which an adjustment is otherwise made according to Sections 5 (b) (I) and 5 (b) (IV) or excluded in accordance with Section 5 (b) (III)) paid in any financial year exceeds 3% of the average of the volume weighted average price on each Trading Day in the period of 365 days ending on the Trading Day immediately preceding the date on which the board’s intention to propose the distribution by which such threshold is exceeded is announced, then the Initial Conversion Price or, where relevant, the Conversion Price shall be adjusted by multiplying the Initial Conversion Price or the Conversion Price by the following fraction:

(Pcum - D) / Pcum

where:

P cum	is the Closing Price on the Trading Day immediately preceding the date on which the last of such distributions is so announced by the Guarantor; and

D	is the amount, by which the Cash Distributions exceed 3% of the average of the volume weighted average price on each Trading Day in the period of 365 days ending on the Trading Day immediately preceding the date on which the board’s intention to propose the last of such distributions is announced;

provided that such adjustment shall only be made if and when:

—	the sum of Cash Distributions in any financial year for the first time exceeds 3% of the average of the volume weighted average price on each Trading Day in the period of 365 days ending on the Trading Day immediately preceding the date on which the last of such distributions is announced; or

—	further Cash Distributions are made within the same financial year subsequent to the first adjustment, taking into account any previous such adjustments for that financial year.

Such adjustment shall become effective on the Trading Day on which the Shares are first traded ex-Cash Distributions.

(e)	Consolidations, Mergers

In the event of:

(A) any consolidation of the Guarantor with, or merger of the Guarantor into, any other company or the acquisition of the legal or beneficial ownership of all or substantially all of the assets owned by the Guarantor, either directly or indirectly, by one or more persons (other than any such consolidation, merger or acquisition which falls within the definition of Change of Control); or

(B) any consolidation of the Guarantor with, or merger of the Guarantor into, any other company or the acquisition of the legal or beneficial ownership of all or substantially all of the assets owned by the Guarantor, either directly or indirectly, by one or more persons which falls within the definition of Change of Control then with respect to the Bonds that remain outstanding following the lapse of each of the 60 day periods referred to in Section 3 (d), the Issuer and the Guarantor shall (as far as legally possible) ensure that each Bond shall be convertible into shares (or other equity securities, including depositary receipts issued for the same) and any other consideration (including cash) issued or delivered to the holders of the number of Shares into which such Bond could have been converted upon exercise of such Conversion Rights immediately prior to one of the aforementioned events (subject to subsequent adjustments provided in this Section 5 (b) (I)). The Initial Conversion Price or, where relevant, the Conversion Price, shall not be subject to adjustments for such event other than as provided in this Section 5(b) (I) (e).

II.	Calculation of Adjustments

Each adjustment to be made pursuant to Section 5 (b) (I) shall be calculated by the Principal Paying and Conversion Agent and shall (in the absence of manifest error) be binding on all parties concerned. The Principal Paying and Conversion Agent shall for the purpose of the foregoing provisions only be liable for making, or not making, adjustments or taking, or not taking, any other measures in connection with these Bonds, if and to the extent that it fails to act with due care according to established market practice. The Principal Paying and Conversion Agent may engage the advice or services of any Common Expert whose advice or services it may consider necessary and rely upon any advice so obtained, and the Principal Paying and Conversion Agent shall incur no liability as against the Issuer, the Guarantor or the Bondholders in respect of any action taken, or not taken, or suffered to be taken, or not taken, in accordance with such advice and in exercising due care according to established market practice.

If in case of any adjustment the resulting Conversion Price is not an integral multiple of CHF 0.01 (one hundredth of a Swiss franc), it shall be rounded to the nearest whole or multiple of CHF 0.01 (one hundredth of a Swiss franc).

The Issuer will procure that a notice is published in the manner described in Section 11

(A) on the earlier of (x) not less than 20 days before the date of the general meeting of shareholders at which any relevant resolution is to be submitted to the shareholders of the Guarantor for approval in respect of, any issue, grant or distribution as described in sub-paragraphs (b) (I), (a), (b) or (c) of this Section 5, or (y) on the same date as Shareholders are or have to be informed of any other event which would give rise to an adjustment to the Initial Conversion Price or, where relevant, the Conversion Price, as described above, or (z) on the same date as Shareholders are or have to be informed of occurrences of any other matter affecting the rights attaching to the Shares as described; and

(B) as soon as practicable after either the date on which any adjustment to the Initial Conversion Price or, where relevant, the Conversion Price becomes effective or, if no adjustment is required, the date on which it is possible to determine that such is the case.

Any notice given pursuant to sub-paragraph (A) above shall give particulars of the relevant issue, grant, distribution or other such event (but only to the extent that such particulars are publicly available) and specify the date for participation therein and the adjusted Conversion Price (if then determinable).

Any notice given pursuant to sub-paragraph (B) shall give particulars of the relevant adjustment, if any.

     III. Events not Giving Rise to Adjustments

No adjustment to the Initial Conversion Price or Conversion Price shall be made:

(A) as a result of any issue or distribution of Shares or Other Securities if the pre-emptive right (Droit préférentiel de souscription; Bezugsrecht ) in respect thereof under the Swiss Federal Code of Obligations has been validly excluded by resolution of the general meeting of Shareholders or by the board of directors of the Guarantor unless a pre-emptive right in respect thereof is granted indirectly to the Shareholders by a third party with the agreement of the Guarantor; or

(B) as a result of any public issue of bonds convertible or exchangeable into Shares or bonds with options to subscribe for Shares, such issue being in connection with a conditional increase of the share capital of the Guarantor, irrespective of whether in respect of such issue the advance subscription rights to acquire such bonds (droit préférentiel de souscription; Vorwegzeichnungsrecht ) have been excluded or not, unless advance subscription rights have been granted and the Common Expert determines that such rights have an economic value; or

(C) save as provided for in Section 5 (b) (I) (d), as a result of the payment of dividends, or a reduction of the nominal amount of the Shares of the Guarantor in lieu of a dividend payment; or

(D) if the Guarantor sells any share, right, warrant or other security representing the same (an “Interest”) in any of its subsidiaries to Shareholders at fair value, and for this purpose:

(i) where such Interest is listed on, traded on, or dealt in any stock exchange, the fair value of such Interest shall be at least 95% of the average of the last paid prices therefore on such stock exchange (or, if more than one, the principal such stock exchange) on each of the 10 Trading Days commencing on the 20th Trading Day before the day on which the Guarantor officially announces the terms and conditions for such sale, as determined by the Principal Paying and Conversion Agent;

(ii) where such Interest is not so listed, traded or dealt in, the fair value of such Interest shall be at least 95% of the intrinsic value thereof. The Issuer shall, at its own expense, instruct a Common Expert to determine as soon as practicable the intrinsic value of such Interest; or

(E) if Shares or Other Securities (including pre-emptive rights, options or warrants in relation to Shares or Other Securities) are issued, offered or granted to, or for the benefit of, directors or employees, or former directors or employees, of the Guarantor or any of its subsidiaries or any associated company or to trustees to be held for the benefit of any such person in any such case pursuant to any employee share or option scheme; or

(F) if an increase in the Initial Conversion Price or, where relevant, the Conversion Price, would result from such adjustment, except in case of an exchange of the Shares for Other Securities or a consolidation of Shares.

IV.	Other Events

If the Issuer or the Guarantor determines, after consultation with the Principal Paying and Conversion Agent, or the Principal Paying and Conversion Agent determines after consultation with the Issuer and the Guarantor, that notwithstanding Section 5 (b) (I) and Section 5 (b) (III) an adjustment should be made to the Initial Conversion Price or Conversion Price as a result of one or more events or circumstances not referred to in Section 5 (b) (I) or circumstances including circumstances listed in Section 5 (b) (III) have arisen which have an adverse effect on the right to convert Bonds and no adjustment to the Initial Conversion Price or Conversion Price under Section 5 (b) (I) would otherwise arise or is excluded according to Section 5 (b) (III), the Principal Paying and Conversion Agent shall engage the advice or services of a Common Expert to determine as soon as practicable what adjustment, if any, to the Initial Conversion Price or Conversion Price or amendment, if any, to the terms of this Section 5 is fair and reasonable to take account thereof and the date on which such adjustment should take effect. The decision of the Common Expert shall be binding. The Principal Paying and Conversion Agent shall have no responsibility to make any enquiries as to whether or not any event has occurred which might require an adjustment to the Initial Conversion Price or Conversion Price or amendment, if any, to the terms of this Section 5(b).

V.	Conversion upon Change of Control

If a Change of Control shall have occurred, then upon any exercise of Conversion Rights such that the relevant Conversion Date falls within 60 days following the Change of Control, or, if later, 60 days following the date on which notice of the Change of Control is given to Bondholders pursuant to this Section 5 (b) (V), the Initial Conversion Price or, where relevant, the Conversion Price shall be as set out below, but in each case adjusted, if appropriate under the provisions of Section 5 (b) (V) (provided that no adjustment to the Initial Conversion Price or Conversion Price shall be made in respect of such Change of Control other than pursuant to this Section 5 (b) (V):

Date of Change of Control	Conversion Price

(CHF)
On or before 26 November 2004	920.00
Thereafter, but on or before 26 November 2005	1,085.04
Thereafter, but on or before 26 November 2006	1,250.07
Thereafter	1,415.11

Following the occurrence of a Change of Control, the Issuer shall give notice thereof to the Bondholders (the “Change of Control Notice”) in accordance with Section 11 within fifteen (15) Business Days after it becomes aware of such Change of Control. The Change of Control Notice shall specify (a) the Initial Conversion Price or, where relevant, the Conversion Price applicable in consequence of the Change of Control, (b) inform Bondholders of their entitlement to exercise their Conversion Rights or to exercise their right to require Redemption of the Bonds as provided in these Terms, (c) the date (the “Change of Control Redemption Date”), being not more than 60 and not less than 30 days after the giving of such notice, on which the Bonds may be redeemed at the option of the Bondholders (as provided for in Section 3 (d)).

6.	Status and Negative Pledge

a) Status

       The Bonds constitute direct, senior unsecured and unconditional obligations of the Issuer and rank and will rank pari passu among themselves and with all other present or future unsecured and unsubordinated obligations of the Issuer.

b) Negative Pledge

       As long as the Bonds are outstanding but only up to the time all amounts of principal and interest have been placed at the disposal of the Bondholders and Couponholders, neither the Issuer, nor the Guarantor will, and the Guarantor shall procure that no Significant Subsidiary (as defined in Section 7) will provide any security for debt securities, and in particular bond issues, debentures, notes or similar debt securities that are, or are intended to be, quoted, listed, or traded on any stock exchange, OTC, or other securities markets, with a maturity of more than twelve months, without at the same time enabling the Bondholders to share equally and rateably in such security, or providing for the Bondholders or Couponholders such other security as the Principal Paying and Conversion Agent shall deem satisfactory.

7. Events of Default

       The Principal Paying and Conversion Agent shall have the right, but not the obligation, on behalf of the Bondholders, to declare all Bonds to be repayable in the following events (each an “Event of Default”):

(a) Non-payment of interest or extra amounts on these Bonds after such payments have become due and such failure continue for 14 days; or

(b) Omission on the part of the Issuer and the Guarantor to comply with other material provisions or obligations in these Terms within 30 days of Principal Paying and Conversion Agent requesting the Issuer in writing to rectify such omission; or

(c) Any other present or future indebtedness of the Issuer or the Guarantor or of any other Significant Subsidiary (as defined below) of the Guarantor for or in respect of monies borrowed or raised is not paid when due or, as the case may be, within any applicable grace period, or become due and payable prior to its stated maturity as a result of an event of default (howsoever described), or any security in respect of any such indebtedness becomes enforceable or any guarantee of, or indemnity in respect of, any such indebtedness given by the Issuer or the Guarantor or any other Significant Subsidiary of the Guarantor is not honoured when due and called upon or, as the case may be, within any applicable grace period, provided that no such event shall take into account for the purpose of this paragraph c) unless the relative indebtedness, either alone or when aggregated with other indebtedness relative to all, if any, other such events which shall have occurred and are continuing shall at any time have an outstanding nominal value of at least USD 30,000,000.- or its equivalent in any other currency or currencies or, if greater, an amount equal to two percent of the consolidated shareholders’ equity of the Guarantor as set out in the most recently published audited consolidated annual accounts of the Guarantor; or

(d) The Issuer, the Guarantor or a Significant Subsidiary is (or is deemed by law or court to be) insolvent or bankrupt or unable to pay its debts, stops, suspends, payment of all or a material part of its debts, proposes or makes a stay of execution, a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer, the Guarantor, or any Significant Subsidiary of the Guarantor; or

(e) Any Court institutes bankruptcy or other insolvency proceedings against the Issuer, the Guarantor or a Significant Subsidiary or if such proceedings are set in motion and are not terminated or suspended within 60 days or if the Issuer, the Guarantor or a Significant Subsidiary petitions for commencement of such proceedings or creditors thereof offer an arrangement out of bankruptcy in the context of such proceedings; or

(f) A dissolution or merger involving the Issuer or the Guarantor as a result of which the Issuer or the Guarantor is not the surviving company, unless on or before the effectiveness of such dissolution or merger the successor company agrees to assume (whether by operation of law or by contract or otherwise) all the Issuer’s or the Guarantor’s obligations with respect to the Bonds and such assumption becomes effective on or before the date falling 14 days after such dissolution or merger; or

(g) The Guarantee ceases to be, or is claimed by the Guarantor not to be, in full force and effect; or

(h) The Guarantor transfers or disposes of all or substantially all of its business or assets, unless on or before the effectiveness of such transfer or disposal the acquiring entity agrees to assume (whether by operation of law or by contract or otherwise) all obligations of the Guarantor with respect to the Bonds and such assumption becomes effective on or before the date falling 14 days from such transfer or disposal.

       If one of the aforesaid events under (c) to (h) of this Section 7 should occur, the Issuer or the Guarantor shall inform the Principal Paying and Conversion Agent without delay and immediately furnish or make available the documents and information which are necessary for it to make an assessment. The Principal Paying and Conversion Agent shall also be entitled to rely fully on documents and statements given by the Issuer or the Guarantor.

       If any of the above events of default occurs, the Principal Paying and Conversion Agent has the right but not the obligation to serve a written notice of default upon the Issuer and the Guarantor, such notice having the effect that the Bonds become immediately due and repayable at their Accreted Principal Amount plus accrued interest as at, but excluding, the date of repayment.

       “Subsidiary” of the Issuer or of the Guarantor means a company the accounts of which are, in accordance with applicable law or generally accepted accounting principles, consolidated with those of the Issuer or Guarantor (as the case may be).

       “Significant Subsidiary” in this Section 7 means any Subsidiary of the Guarantor whose Net Revenues, at any time, represent 10% or more of the consolidated net revenues of the Guarantor and its Subsidiaries, and for this purpose:

A. the net revenues of any such Subsidiary shall be ascertained by reference to:

(i) the financial statement of such Subsidiary at the date to which the last audited consolidated financial statements of the Guarantor and its consolidated Subsidiaries have been prepared;

(ii) if such subsidiary became a Subsidiary of the Guarantor after that date, the latest financial statements of such Subsidiary adjusted to take into account subsequent acquisitions and disposals or other changes in circumstances.

B. the consolidated net revenues of the Guarantor shall be ascertained by reference to the last audited consolidated financial statements of the Guarantor and its consolidated Subsidiaries.

       “Net Revenues” means revenues deriving from (i) third party product sales, and (ii) royalties and licensing income from third parties.

8. Replacement of Issuer

       Should the Issuer wish to be replaced by a direct or indirect Subsidiary of the Guarantor (the “New Issuer”) at a later date as the direct debtor of the Bonds and Coupons, the Issuer shall request prior approval from the Principal Paying and Conversion Agent on behalf of the Bondholders and Couponholders.

       Such approval shall not be withheld if, in the sole opinion of Principal Paying and Conversion Agent,

(a) the interests of the Bondholders and Couponholders are satisfactorily protected, in particular with regard to their status under the Swiss tax law;

(b) the New Issuer is in a position to fulfil all payment obligations arising from or in connection with the Bonds and Coupons in freely convertible and transformable legal tender of Switzerland and, in case of a non Swiss Subsidiary, without any need to deduct or withhold any taxes or duties at source to transfer without restriction all amounts required to be paid under the Bonds and Coupons and, the interests of the Bondholders and Couponholders are satisfactorily protected; and

(c) the New Issuer has obtained to this effect, if required, all necessary governmental authorisations of the country of its domicile or its deemed residence for tax purposes.

       Any substitution shall be published in accordance with Section 11.

       In the event of such substitution, any reference to the Issuer in these Terms shall be deemed to refer to the New Issuer and any reference to Cayman Islands as far as made in connection with the Issuer shall be deemed to refer to the country in which the New Issuer has its domicile or is deemed resident for tax purposes.

9. Prescription

       Claims for payment of principal and interest cease to be enforceable by legal action in accordance with the applicable statute of limitations under Swiss law (presently after 10 years, in case of principal, and after 5 years, in case of interest, from their relevant due dates).

10. Listing

       The Issuer will use its best efforts to have the Bonds listed on the Relevant Exchange on the main segment and to maintain such listing during the whole life of the Bonds.

11. Notices

       All notices regarding the Bonds and/or the Coupons shall be published in the Swiss Official Gazette of Commerce and in one newspaper in French and one Newspaper in German providing for a nation-wide distribution. Such notices shall also be given through the clearing system in which the Permanent Global Certificate is deposited.

12. Bondholders’ Meeting

(a)	Powers to convene a Bondholders’ Meeting

       The Issuer, the Guarantor or the Principal Paying and Conversion Agent may at any time convene a meeting of Bondholders (a “Bondholders’ Meeting”).

       In case of an event mentioned in Section 7 of the Terms and as long as the Principal Paying and Conversion Agent has not exercised its rights thereunder, the Bondholders who wish that a Bondholders’ Meeting should be convened and who represent at least 10% of the aggregate principal amount of Bonds then outstanding and who are entitled to attend and vote in accordance with Sections 12(e) and 12(g) may at any time request the Principal Paying and Conversion Agent to convene a Bondholders’ Meeting as soon as commercially possible upon receipt of such request.

       The costs of Bondholders’ Meetings convened shall be borne by the Issuer.

(b)	Powers of Bondholders’ Meeting

       A Bondholders’ Meeting may consider any matter affecting Bondholders’ interests (other than matters on which the Principal Paying and Conversion Agent has previously exercised its rights under Section 6 or 7 of these Terms), including any modification of, or arrangement in respect of, these Terms and the Coupons.

(c)	Notice of Bondholders’ Meetings and publication of Resolutions

       Notice convening a Bondholders’ Meeting shall be given at least 45 days prior to the proposed date thereof. The notice shall be by way of one announcement in compliance with Section 11. The notice shall state generally the nature of the business to be transacted at the meeting. If an Extraordinary Resolution (as defined below) is being proposed, the text of the proposed resolution or resolutions will be specified. The notice shall specify the day, hour and place of the meeting and also the formal requirement referred to in this Section 12(e). The Issuer and the Principal Paying and Conversion Agent will make a copy of the notice available for inspection at each of their respective head offices.

       Notice of any resolution passed at a Bondholders’ Meeting will be published by the Principal Paying and Conversion Agent on behalf of the Issuer in compliance with Section 11 not later than 10 days after the date of the meeting. Non-publication of such notice shall not invalidate any such resolution.

(d)	Place of Meeting, Chairman and Power of the Chairman

       All Bondholders’ Meetings shall be held in Geneva. A chairman and a deputy chairman shall be nominated by the Principal Paying and Conversion Agent in writing. If a person has not been so nominated, or if the nominated persons shall not be present within 30 minutes after the time appointed for holding the meeting, the Bondholders present shall choose the chairman and deputy chairman.

       The chairman shall lead and preside over the Bondholders’ Meeting. It shall be his duty to determine the presence of persons entitled to attend and vote and to inquire if the necessary quorum as set forth below is present. He shall instruct the Bondholders as to the procedure of the Bondholders’ Meeting and the resolutions to be considered. He shall sign the minutes referred to in Section 12(j).

(e)	Right to attend and vote

       Each person who produces a Bond or a certificate by a bank in respect of such Bond relating to that Bondholders’ Meeting is entitled to attend and to vote on the resolutions proposed at each Bondholders’ Meeting. Couponholders are not entitled to attend or vote at Bondholders’ Meetings. Said certificate by a bank shall be dated before or at the date of the Bondholders’ Meeting and confirm that the Bond is deposited with that bank and will remain deposited with it until and including the date of the Bondholders’ Meeting and that it has not issued any other such certificate in respect of such Bond.

(f)	Quorum

       The quorum necessary in order to vote on resolutions proposed at a Bondholders’ Meeting shall be persons entitled to vote under Sections 12(e) and 12(g) and holding or representing in the aggregate the following percentages (or more) of the aggregate principal amount of all outstanding Bonds:

— each Ordinary Resolution:	25%

— each Extraordinary Resolution:	66%

       If within 30 minutes after the time appointed for any Bondholder’s Meeting a sufficient quorum is not present the meeting shall be dissolved.

(g)	Voting Rights

       Bondholders’ voting rights shall be determined according to the principal amount of outstanding Bonds held. Each Bond in the denomination of CHF 5,000 shall be entitled to one vote.

       Bonds held by or on behalf of the Issuer or any other natural person or legal entity:

A. which directly or indirectly owns or controls more than 50% of the equity share capital of the Issuer and/or the Guarantor; or

B. of which, in the case of a legal entity, more than 50% of the equity share capital is directly or indirectly owned or controlled by the Issuer and/or the Guarantor; or

C. where the Issuer and/or the Guarantor is in a position to exercise, directly or indirectly, control over the decisions or actions of such natural person or legal entity or representative thereof, irrespective of whether or not the latter is affiliated with the Issue and/ or the Guarantor, shall not be entitled to vote.

(h)	Valid Resolution

       A resolution shall be validly passed if approved by the following percentages (or more) of votes validly cast at a duly convened Bondholders’ Meeting held in accordance with this Section 12

— each Ordinary Resolution:	51%

— each Extraordinary Resolution:	66%

(i)	Every proposal submitted to the Bondholders’ Meeting shall be decided by a poll.

A. Ordinary Resolution

Any resolution which is not an Extraordinary Resolution under this Section 12(i) hereof shall be deemed to be an Ordinary Resolution.

B. Extraordinary Resolution

An Extraordinary Resolution shall be necessary:

(i) to postpone the Maturity Date of the Accreted Principal Amount of any Bond or to reduce the amount of principal payable on any Bond;

(ii) to change the Interest Payment Date on any Bond or to change the rate of interest or the method of computation of interest on any Bond;

(iii) to change any provision for payment contained in these Terms or the place or currency of repayment of the Accreted Principal Amount of any Bonds or interest on any Bonds;

(iv) to amend or modify or waive the whole or any part or parts of Section 6 or 7 or this Section 12 (e), (f), (g), (h) or (i) of these Terms;

(v) to amend or modify any provision in the Terms of the Bonds relating to the conversion of the Bonds into Shares;

(vi) to change the choice of law and the jurisdiction clauses in these Terms;

(vii) to amend or modify any of the provisions of the Guarantee (subject to the approval of the Guarantor).

The above-mentioned list of issues for which an Extraordinary Resolution shall be necessary is comprehensive.

(j)	Resolutions binding on all Bondholders and minutes of Resolutions

       Any resolution approved at a Bondholders’ Meeting held in accordance with this Section 12 shall be conclusive and binding on the Issuer and on all present or future Bondholders, whether present or not, regardless of whether such Bondholders have approved such resolution. The Bondholders shall not be entitled to any improvement of their position vis-à-vis the Issuer and/or the Guarantor based on a resolution approved at a Bondholders’ Meeting except with the prior written approval of the Issuer and the Guarantor. Any Resolution approved at a Bondholders’ Meeting which increases the obligations of the Issuer and/or the Guarantor under these Terms shall become effective only after written approval of the Issuer and the Guarantor. Minutes of all resolutions and proceedings at the Bondholder’s Meeting shall be made and signed by the chairman pursuant to Section 12(d).

13. Guarantee

       (a) As security for the Bonds the Guarantor has issued the following unconditional and irrevocable Guarantee in accordance with Article 111 of the Swiss Federal Code of Obligations:

Quote

“As security for the CHF 600,000,000 0.5% unsubordinated convertible bonds due 2008 (the “Bonds”) issued by Ares International Finance 92 Ltd., PO Box 1034GT, 4th Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman, Cayman Islands (the “Issuer”), Serono S.A, 1267 Coinsins, Switzerland, (the “Guarantor”) herewith irrevocably and unconditionally guarantees, in accordance with the terms of Article 111 of the Swiss Federal Code of Obligations:

       the due and punctual payment of principal amount, interest and accretion and all additional amounts, and the due and punctual discharge of the other obligations owed by the Issuer, all as stipulated in the terms of the bonds (the “Terms of the Bonds”) attached to the bond purchase agreement between Goldman, Sachs & Co. Bank, Zurich, and UBS AG, Zurich, on the one hand, and the Guarantor and the Issuer, on the other hand, dated 17 November 2003 (the “Bond Purchase Agreement”) and in the paying and conversion agency agreement dated of the same date between the Issuer and the Guarantor on the one hand and UBS AG, Zurich on the other hand, (the “Paying and Conversion Agency Agreement”, together with the Bond Purchase Agreement, the “Agreements”) (the “Guarantee”).

       The Guarantee shall be valid irrespective of the validity of the Bonds, the Terms of the Bonds, or the Agreements.

       The Guarantor agrees to pay UBS AG, for the benefit of the Bondholders, any amount claimed under the Guarantee (or if the Guarantee relates to the failure of the Issuer to deliver Shares upon conversion of the Bonds, and if so demanded by UBS AG, to make such Shares available according to the instructions of UBS AG) within seven days of the receipt by the Guarantor from UBS AG first written demand for payment (or for delivery of the Shares), provided that such demand contains a confirmation that (a), in case of demand for payment, the amount claimed is unpaid and equivalent to (i) any principal, interest, accretion or additional amount due under the Terms of the Bonds, and/or to (ii) any indemnification due in connection with the breach of the obligation of the Issuer to deliver Shares upon conversion of the Bonds, or (b), in case of demand for delivery of Shares, that Shares were required to be delivered but were not delivered on the due date for such delivery. Notwithstanding the seven-day grace period referred to above, any payment made by the Guarantor under the Guarantee shall include any interest accrued through and including the date of payment made to the Principal Paying and Conversion Agent.

       Payments under the Guarantee can only be claimed by UBS AG and not by any Bondholder. The Guarantor irrevocably waives any present or future right of objection or defence, including any right of set-off that it may otherwise raise against the obligation to pay in accordance with the Guarantee.

       The Guarantee constitutes a direct, senior unsecured and unconditional obligation of the Guarantor and ranks pari passu with all other present or future unsecured and unsubordinated obligations of the Guarantor.

       As long as the Bonds are outstanding, but only until all amounts of principal and interest due under the Terms of the Bonds have been placed at the disposal of the Principal Paying and Conversion Agent, the Guarantor will not provide any security for debt securities, and in particular bond issues, debentures, notes or similar debt securities that are, or are intended to be, quoted, listed or traded on any stock exchange, OTC or other securities markets, with a maturity of more than twelve months, without at the same time enabling the Bondholders to share equally and ratably in such security, or providing for the Bondholders such other security as the Principal Paying and Conversion Agent shall deem satisfactory (any reference to Bondholders shall include, where relevant, Couponholders).

       This Guarantee shall continue in full force and effect until the principal amount, interest and all other charges that are payable in respect of the Bonds have been received in full by the Principal Paying and Conversion Agent.

       Payments hereunder will be made available without any withholding for present or future taxes or duties to be withheld by the Guarantor and levied by or in Switzerland and will be made in freely disposable Swiss francs which will be placed at the free disposal of the Principal Paying and Conversion Agent, on behalf of the Bondholders, irrespective of any future transfer restrictions and outside of any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments. In the event that any payments by or on behalf of the Guarantor shall be made subject to withholding or deduction for any such relevant taxes or duties, such additional amount (“Additional Amount”) shall be payable by the Guarantor as may be necessary in order that the net amounts received by the Bondholders or Couponholders after such withholding or deduction shall equal the amounts which would otherwise have been received by such Bondholder or Couponholder in respect of the relevant Bonds in the absence of such withholding or deduction. However, no such Additional Amount shall be payable (i) to any Bondholder or Couponholder who is subject to such taxes or duties by reason of his being connected with Cayman Islands or Switzerland, or otherwise than by reason of the mere holding of the Bond or the Coupon or (ii) who presented the Bond or the Coupon for payment more than 30 days after the relevant payment date except to the extent that the holder of it would have been entitled to such Additional Amount on presenting such Bond or Coupon for payment on the last day of such period of 30 days assuming, whether or not it is in fact the case, that day to have been a Business Day. A business day is a day on which banks in Zurich and London are open for business (“Business Day”).

The Guarantee is governed by Swiss law.

       Any dispute regarding the Guarantee that may arise between UBS AG, as Paying and Conversion Agent, on the one hand, and the Guarantor, on the other hand, shall be subject to the exclusive jurisdiction of the Court of the Canton of Geneva, with the right of appeal to the Swiss Federal Court of Justice in Lausanne.

       Terms and expressions not otherwise defined in this Guarantee shall have the same meaning as in the Terms of the Bonds.”

Unquote

       (b) The Principal Paying and Conversion Agent undertakes to call on the Guarantee and to claim any unpaid amount from the Guarantor pursuant to aforesaid Guarantee by requesting the Guarantor in writing for payment and confirming in writing that the Issuer has not met its obligation arising under the Bonds on the due date in the amount called under the Guarantee. Upon receipt, the Principal Paying and Conversion Agent undertakes to forward such amount to the Bondholders and Couponholders. The Principal Paying and Conversion Agent is, however, entitled to deduct of received amount all costs and expenses related to the collection of said amount, such as court and lawyer’s fees etc.

       (c) In case of the Guarantor’s obvious inability to pay (for example in case of adjudication in bankruptcy or in abatement), the Principal Paying and Conversion Agent is entitled to abandon the collection of amounts due under the Guarantee. In order to entitle Bondholders and Couponholders to take legal action on their own in such a case, the Principal Paying and Conversion Agent undertakes to assign to Bondholders and Couponholders upon their written request all claims arising from the Guarantee (including the right to call on the Guarantee) equivalent to their share of the Bonds.

       (d) If, pursuant to Section 13 (c), the Principal Paying and Conversion Agent assigns its claims arising from the Guarantee to a third party, the Principal Paying and Conversion Agent undertakes to put the assignee under the obligations of the Principal Paying and Conversion Agent set forth in Sections 4 and 5.

14. Taxation

       All payments of principal and interest on the Bonds by the Issuer will be made without deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of Cayman Islands or Switzerland or any taxing authority thereof, unless deduction of such taxes or duties is compelled by law.

       In the event that any such taxes, imposts or duties on any such payment in Cayman Islands or Switzerland, to be withheld at source by the Issuer, should at any future time be imposed or levied, by any such authority, the Issuer shall remit to the Principal Paying and Conversion Agent such additional amounts as may be necessary to ensure that after deducting of any such taxes, imposts or duties, but before any deduction made in pursuance with Cayman Islands or Swiss law, every net payment of principal, and interest on a Bond will not be less than the face amount of any Coupon and the principal amount of any Bond that may be due and owing at the time of payment thereof, except that no such additional amount shall be payable (i) to any Bondholder or Couponholder who is subject to such taxes or duties by reason of his being connected with Cayman Islands or Switzerland, or otherwise than by reason of the mere holding of the Bond or the Coupon or (ii) who presented the Bond or the Coupon for payment more than 30 days after the relevant payment date except to the extent that the holder of it would have been entitled to such additional amounts on presenting such Bond or Coupon for payment on the last day of such period of 30 days assuming, whether or not it is in fact the case, that day to have been a Business Day (as defined in Condition 5(a)).

       For the avoidance of doubt, it is not deemed to be a tax withheld at source by the Issuer and no additional amount is due with respect to any withholding or deduction imposed on a payment to an individual and required to be made pursuant to the European Union Council Directive 2003/48/EC or any other Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive or any similar measure adopted by third countries and territories.

15. Currency Indemnity

       If any payment obligation of the Issuer and/or the Guarantor in favour of the Bondholders or Couponholders, as the case may be, has to be changed from Swiss francs into a currency other than Swiss franc (to obtain a judgement, execution, or for any other reason), the Issuer and/or the Guarantor undertake as a separate and independent obligation to indemnify the Bondholders or Couponholders, as the case may be, for any shortfall caused by fluctuations of the exchange rates applied for such conversions. The rates of exchange to be applied in calculating such shortfall shall be the Principal Paying and Conversion Agent’s spot rates of exchange prevailing between Swiss franc and the currency other than Swiss franc on the date on which such conversions are necessary.

16. Going Private

       When the Shares are de-listed from the Relevant Exchange or any third party controls more than 90% of the outstanding share capital or voting rights of the Guarantor and provided that no Change of Control has occurred, each Bondholder shall have the right to request the Issuer to repay the Bonds owned by such Bondholder at the higher of (i) their Accreted Principal Amount (together with unpaid accrued interest) or (ii) the average closing bid of the Bonds for a period of 10 Trading Days prior to the date at which such request for repayment is received by the Issuer.

17. Governing Law and Jurisdiction

       These Terms, the Bonds and/or the Coupons shall be subject to and governed by substantive Swiss law.

       Any dispute which might arise between Bondholders or Couponholders on the one hand and the Issuer on the other hand regarding these Terms, the Bonds and/or the Coupons shall be settled in accordance with Swiss law, the place of jurisdiction being Geneva, Switzerland, with the right of appeal to the Swiss Federal Court of Justice in Lausanne, when the law permits, the decision of which will be final.

       The above-mentioned jurisdiction is also exclusively competent for the declaration of invalidity of Bonds and Coupons. The Issuer shall be discharged by and to the extent of any payment made to a Bondholder or Couponholder recognised as creditor by an enforceable judgement of a Swiss Court.

18. Amendment to these Terms

       The Principal Paying and Conversion Agent may, without the consent of the Bondholders or the Couponholders, agree to any modification or arrangement of these Terms which, in the sole opinion of the Principal Paying and Conversion Agent, is of a formal, minor or technical nature or is made to correct a manifest error.

       In connection with any exercise of said powers the Principal Paying and Conversion Agent shall not have regard to the consequences thereof for individual Bondholders such as those arising from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory.

       It is expressly agreed that all actions taken and any agreements or waivers or authorisations made by the Principal Paying and Conversion Agent under this Section 18 shall be definitive and irrevocable and bind all parties without any necessity to obtain any confirmation or registration whatsoever.

19. Reopening

       The Issuer reserves the right to issue further bonds which will be fungible with the Bonds (i.e., identical especially with respect to the Terms, security number, final maturity, interest rate, conversion right and conversion price) without the consent of the Bondholders. Newly issued bonds shall be consolidated and form a single series with the outstanding Bonds.

20. Severability

       If at any time any or more or the provisions of the Terms is or becomes unlawful, invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not be in any way affected or impaired thereby.

21. Role of Principal Paying and Conversion Agent

       UBS AG will act as Principal Paying and Conversion Agent and will or may also act on behalf or for the benefit of the Bondholders, but only in the cases stated explicitly in these Terms. In any other cases, UBS AG is not obliged to take or to consider any actions on behalf or for the benefit of the Bondholders.

SECTION 4: INFORMATION ON THE SHARES

Issued Share Capital of the Guarantor

       As of 30 September 2003, the Company had an issued and fully paid-up share capital of CHF 402,909,150, divided into 11,013,040 registered shares of CHF 10 nominal value each (the “Registered Shares”) and 11,711,150 Shares(1). This included 280,270(2) Shares held in treasury, which were purchased on the open market by a group company, partly pursuant to a share buy back program announced by the Company on 15 July 2002.

(1)	According to Article 5 of the Company’s articles of association and the entry in the Commercial Registry, the Company’s share capital amounts to CHF 402,276,800, divided into 11,013,040 Registered Shares and 11,685,856 Shares. The difference between the number of Shares issued as of 30 September 2003 and the number of Shares mentioned in the articles of association and entered into the Commercial Registry is due to the issuance of new Shares following the exercise of options under Serono’s stock option plans. In compliance with article 653h of the Swiss Code of Obligations, the Company updates its articles of association and registers the newly issued shares with the Commercial Registry at least once a year.

(2)	280,270 as of the date of this Prospectus.

       More information on the Guarantor’s issued share capital, Shares and Registered Shares is to be found under “Information on the Guarantor — Capital Structure — Issued Share Capital”.

Listings, Ticker Symbols

       The Registered Shares are not listed. The Shares are listed in Switzerland on the main segment of the SWX and admitted to trading on virt-x (Ticker: SEO, CINS: H32560106, ISIN: CH0010751920, Reuters: SEOZ.VX, Bloomberg: SEO VX) and in the form of American Depositary Shares (“ADSs”) in the United States on the New York Stock Exchange (Ticker: SRA, CUSIP: 81752M101, ISIN: US81752M1018, Reuters: SRA.N, Bloomberg: SRA US). The Shares arising upon exchange of the Bonds from the conditional capital of the Guarantor are listed on the main segment of the SWX, and will be listed, in the form of ADSs, on the New York Stock Exchange.

Share Price (on SWX/virt-x)

       The following chart shows the performance of the Shares, as adjusted for changes in the nominal value described in “Information on the Guarantor — Capital Structure — Recent Changes in the Share Capital”.

	2003		2002	2001	2000	1999	1998

Closing Price	908	(3)	741	1,449	1,560	850	544
High	958	(4)	1,537	1,820	2,160	875	650
Low	562	(4)	605	1,100	801	483	421

(3)	Closing price on virt-x on 14 November 2003

(4)	Period from 3 January 2003 to 14 November 2003

Dividends and Dividend Policy

       The following table sets forth the amount of dividends that the Guarantor has declared with respect to the past five years (as adjusted for changes in the nominal value of the Shares as described under “Information on the Guarantor — Capital Structure — Recent Changes in the Share Capital”). The U.S. dollar amounts have been calculated based on the average exchange rate for the year.

	2002	2001	2000	1999(1)	1998

Declared dividend per Share (CHF)	7.00	6.25	6.00	2.00	2.00
Declared dividend per Share (US$)	4.52	3.69	3.55	1.32	1.38
Declared dividend per ADS (US$)(2)	0.11	0.09	0.09	—	—
Declared dividend per Registered Share (CHF)	2.80	2.50	2.40	0.80	0.80
Declared dividend per Registered Share (US$)	1.81	1.48	1.42	0.53	0.55

(1)	For the fiscal year 1999, the Guarantor also declared a special dividend of one Share for each existing Share and one Registered Share for each existing Registered Share, thus doubling its share capital from CHF 187,367,100 to CHF 374,734,200. In addition to an aggregate cash dividend of approximately CHF 30 million, the Guarantor also paid Swiss withholding tax totalling approximately CHF 101 million on these new shares. Some of the Guarantor’s shareholders may be able to receive a refund of the withholding tax.

(2)	The amount is equal to one fortieth of the amount declared per Share in U.S. dollars. Actual amounts paid to holders of ADSs may vary depending on the actual exchange rate obtained by The Bank of New York, the depositary for the ADS program (the “Depositary”), in converting dividends from Swiss francs to U.S. dollars and on the expenses of the Depositary.

       The Guarantor’s current dividend policy is to pay between 20% and 30% of net income as dividends to the Guarantor’s shareholders. The pay-out ratio is adjusted to take into account special events such as the investment for the launch of Rebif in the U.S. The Guarantor reviews its dividend policy periodically depending on its financial position, capital requirements and general business conditions. The Guarantor pays cash dividends in Swiss francs net of applicable Swiss withholding tax.

       The Shares and the Registered Shares participate in dividends in proportion to their nominal value, which is CHF 25 for the Shares and CHF 10 for the Registered Shares. Accordingly, the dividends per share on the Shares are 2.5 times the dividends per share on the Registered Shares.

       The Guarantor’s shareholders are required to approve in a general shareholders’ meeting any distribution of dividends proposed by the Board of Directors. In addition, the Guarantor’s statutory auditors are required to declare that the dividend proposal of the Board of Directors is in accordance with Swiss law. The Guarantor expects to hold the general meeting of shareholders to approve any dividends in the second quarter of each year. The Guarantor pays the dividends approved at the general meeting of shareholders shortly after the meeting.

       Under Swiss corporate law, in most circumstances, general reserves exceeding 20% of the nominal share capital of a company are at the disposal of the general meeting of shareholders for distribution as dividends if the company, as in the case of the Guarantor, is a holding company.

       Owners of ADSs are entitled to receive any dividends paid on the underlying Shares. The Guarantor pays cash dividends to the Depositary in Swiss francs. The agreement with the Depositary provides that the Depositary will then convert the cash dividends into U.S. dollars and make a payment to the holders of the ADRs, which represent the Guarantor’s ADSs, in U.S. dollars. Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar affect the U.S. dollar amounts of cash dividends received by holders of ADRs. The depositary is entitled to withhold a portion of any dividend if, due to the conversion from Swiss francs into U.S. dollars, that portion cannot be divided among the holders of ADRs to the nearest cent.

SECTION 5: INFORMATION ON THE ISSUER

General Information

Name, Incorporation, Legislation, Duration, Registered Office

       Ares International Finance 92 Ltd. (the “Issuer”) was incorporated and registered on 22 May 1992 as an exempted company under the Cayman Islands Companies Law Cap. 22. The Issuer has been incorporated for an indefinite period of time. It is a wholly owned subsidiary of the Guarantor.

       The Issuer is registered with the Cayman Islands Registrar of Companies (Registration Number 431932). The Issuer’s principal address and registered office is at Harbour Place, 4th Floor, P.O. Box 1034, George Town, Grand Cayman, Cayman Islands.

Position within the Group, Purpose

       The Issuer is wholly owned by Serono S.A. It has no subsidiaries. Pursuant to Section 3 of its Memorandum of Association, the principal purpose of the Issuer is that of a finance company.

Financial Year

       The financial year-end of the Issuer is 31 December of each year.

Corporate Information

Board of Directors

       The Issuer is managed by a Board of Directors. The members of the Board of Directors and their respective positions are as follows:

•	Jacques Theurillat has been a director of the Issuer since March 1997. He is also the Deputy Chief Executive of Serono, and his personal profile appears in “Information on the Guarantor — Directors, Senior Management and Employees — Board of Directors”.

•	Paul Richard Wilkinson has been a director of the Issuer since October 2000. He is also the Corporate Treasurer of Serono. Prior to joining Serono in June 2000, Mr. Wilkinson held a number of senior positions in the treasury departments of various multinational companies in Switzerland and the UK. Mr. Wilkinson qualified as a member of the Chartered Institute of Bankers (UK) and subsequently completed post-graduate studies at INSEAD, Fontainebleau, France. He is also a member of the UK Association of Corporate Treasurers. Mr. Wilkinson is a British national and a resident of Switzerland.

•	Linburgh Martin has been a director of the Issuer since January 2002. He is also the managing director of Close Brothers (Cayman) Ltd. Other responsibilities include membership of the Cayman National Advisory Council and membership on the Board of Directors of the Cayman Islands Monetary Authority. Mr. Martin graduated from the University of Kent and qualified with Ernst & Young in the UK as a Chartered Accountant. Mr. Martin is a Cayman Islands national and a resident of Grand Cayman.

•	Naul Bodden has been a director of the Issuer since April 2003. He is also the owner of NCB Consulting Ltd, a Cayman Islands financial consulting company. He is a former President of the Cayman Islands Society of Professional Accountants and former Chairman of the Immigration Board. Mr. Bodden is a graduate of William Carey College and obtained CPA qualification in 1978. He was a partner of Ernst & Young for 19 years prior to his retirement in 1999. Mr. Bodden is a Cayman Islands national and a resident of Grand Cayman.

Auditors

       In accordance with local law, the Issuer is not required to and does not prepare separate audited financial statements and therefore has no auditors.

Business Activities

Main Activities

       The Issuer is a finance company of the Serono Group.

Net Sales for the Two Latest Financial Years

       The Issuer has no sales. The Group’s net sales for the Two Latest Financial Years are set out under “General Information — Financial Statements — Net Sales for the Two Latest Financial Years”, and in the consolidated income statements to the Consolidated Financial Statements 2002, reproduced in Annex A.

Real estate

       The Issuer does not own any real estate assets.

Patents, Licenses and Trademarks

       The Issuer holds no patents, licenses or trademarks. The Group’s patents and licenses are set out under “Information on the Guarantor — Business Activities — Patents, Licenses and Trademarks”.

Litigation and Proceedings

       The Issuer is not involved in any litigation or other proceedings. The Group’s litigation and proceedings are discussed under “Information on the Guarantor — Business Activities — Litigation and Proceedings”.

Investment policy

       The Issuer is a finance company of the Serono Group. Its investment policy is therefore dependent upon the investment policy of the Group. Its activities consist mainly of managing the Swiss franc denominated liquidities and Share buyback program of the Group.

Capital Structure

Share capital

       The Issuer’s authorised share capital amounts to CHF 200,300,000 and the Issuer’s issued and paid-up share capital amounts to CHF 69,300,000, divided into 69,300,000 shares with a nominal value of CHF 1 each. The Issuer does not have outstanding securities convertible into, or giving the right to third parties to purchase, its own shares. It does not hold any of its own shares in treasury.

Bonds and Borrowings

       Other than the Bonds, the Issuer does not have outstanding bonds, borrowings (other than intra-group borrowings) or contingent liabilities.

Financial Reporting

       In accordance with local law, the Issuer is not required to and does not prepare separate audited financial statements.

SECTION 6: INFORMATION ON THE GUARANTOR

General Information

History and Development of the Company

       The Serono Group is the third largest biotechnology company in the world and the largest European biotechnology company based on 2002 total revenues of $1,546.5 million and total revenues for the first nine months of 2003 of $1,453.6 million. Biotechnology companies use human genetic information to discover and manufacture therapeutic products for the treatment of human diseases. The Group currently focuses on the niche markets of reproductive health, neurology, growth and metabolism, where it has established strong positions, and the Group expects to move into the psoriasis market in 2004. The Serono Group has a global presence with operations in 44 countries, five principal production facilities located in four countries and sales in over 94 countries.

       As a biotechnology company, research and development are central to the Group’s efforts to grow its business. The Group currently employs approximately 1,300 research and development personnel. In 2002 the Group spent $358.1 million and in the first nine months of 2003 Serono spent $343.6 million on R&D. The Serono Group’s in-house R&D capabilities, which span a variety of disciplines, and its numerous external collaborations enhance its ability to introduce new compounds into development. In 2002, the Group enhanced its in-house genomics capabilities with the acquisition of Genset. The Serono Group currently has over 30 post-discovery projects in preclinical or clinical development.

       The Group has integrated operations that allow it to manufacture and market the products it derives from its R&D efforts. The use of biotechnology techniques has allowed the Group to improve its manufacturing efficiency and helped it to increase its product gross margin to 85.8% in the third quarter of 2003 from 84.3% in 2002 and 67.7% in 1995 and to increase its net margin to 21.9% of revenues in the third quarter of 2003 from 20.7%, in 2002 and 4.2% in 1995.

       The Group’s approximately 1,600 sales and marketing personnel sells its products primarily by targeting prescribing physicians in the Group’s highly specialized niche markets.

       The Guarantor was incorporated in 1987 and its Shares have been listed in Switzerland since that time. The Guarantor changed its name to Serono S.A. from Ares-Serono S.A. in May 2000.

Name, Registered Office, Incorporation, Duration, Legislation

       Serono S.A. is a société anonyme, incorporated for an indefinite period of time, first registered on 21 May 1987, and organised under the laws of Switzerland. The Company is registered with the commercial register of the Canton of Vaud, Switzerland, under number CH-550-1000844-8, its registered head office being in Coinsins, Switzerland. The Company’s principal corporate office is operated by its wholly owned subsidiary, Serono International S.A., located at 15bis Chemin des Mines in Geneva, Switzerland.

Purpose

       Pursuant to Article 3 of the Company’s articles of association, the main corporate purpose of the Company is to act as a holding company (acquisition and management of participations, inside and outside Switzerland) in pharmaceutical and related businesses.

       The Company can establish new undertakings or companies and carry out any financial commercial, industrial and real estate operations and enter into any contractual relationship that may contribute to the accomplishment of its corporate purpose or that relates directly or indirectly to it.

Group

       The Company is a holding company for the companies of the Serono Group. It controls directly or indirectly all members of the Serono Group worldwide. The Serono Group’s headquarters are located in Geneva, Switzerland.

       The Serono Group maintains research and development facilities located in Switzerland (Geneva), the United States (Boston area), France (Evry), and Italy (Rome and Turin). Its principal manufacturing facilities are located in Switzerland (Aubonne and Corsier-sur-Vevey), Italy (Bari), Spain (Tres Cantos) and Israel (Ness-Ziona). Serono operates business units worldwide, including in North and South America, Western and Eastern Europe, the Middle East, North Africa, South East Asia and Australia.

       A listing of the Company’s principal operating companies, their country of incorporation and the proportion of the Company’s ownership of each can be found in note 33 to the Consolidated Financial Statements 2002, reproduced in Annex A.

Directors, Senior Management and Employees

Board of Directors

       Directors are elected each year at the Company’s Annual General Meeting and serve until the following Annual General Meeting, which must be held within six months after the end of each financial year.

Name	Age(1)	Position

Georges Muller	63	Chairman
Ernesto Bertarelli	38	Vice-Chairman and Managing Director
Jacques Theurillat	44	Director
Pierre E. Douaze	63	Director
Bernard Mach	70	Director
Sergio Marchionne	51	Director
Hans Thierstein	72	Director

(1)	As of 30 September 2003

       Georges Muller has been the Chairman of the Company’s Board of Directors since 1999 and a board member since 1992. He has practiced law with the firm of Bourgeois, Muller, Pidoux & Partners in Lausanne, Switzerland for the past 25 years. He retired as professor of commercial law at the University of Lausanne School of Law in June 2000 and currently holds the title of Honorary Professor. He is Chairman of the board of directors of Société Générale de Surveillance, Chairman of the board of directors of “La Suisse” Assurances and Vice-Chairman of Bertarelli & Cie. He is a director of Banque du Gothard; Rentenanstalt-Swiss Life; Schindler Aufzüge AG; and Kedge Capital (Jersey). He participates on the boards of various foundations and associations, namely CVCI; Fondation pour la création d’un musée des Beaux Arts, Lausanne (Chairman); ISREC Institut Suisse de Recherche Expérimentale sur le Cancer (Chairman); Pro CICR; and World Arts Forum. He has worked at the Federal Tax Administration, Division of International Tax Law, in Berne, Switzerland. Mr. Muller received a PhD in law and a degree in business administration (HEC) at the University of Lausanne. He also has received an LLM from Harvard University. Mr. Muller is a Swiss national and resident.

       Ernesto Bertarelli is Serono’s Chief Executive Officer. He is also Vice-Chairman and the Managing Director of the Company’s Board of Directors. Prior to his appointment as Chief Executive Officer in January 1996, Mr. Bertarelli served for five years as Deputy Chief Executive Officer and Vice-Chairman of the Board of Directors, where he was responsible for finance and operations.

Mr. Bertarelli began his career with Serono in 1985, since which time he has held several positions of increasing responsibility in sales and marketing. Mr. Bertarelli is a director of Bertarelli & Cie, and a director of UBS AG, PHRMA, BIO, Interpharma and the Bertarelli Foundation. Mr. Bertarelli is the Vice-President of EBE (Emerging Biopharmaceutical Enterprises, an EFPIA specialized group). He is also a member of the Harvard Medical School Biological Chemistry and Molecular Pharmacology Advisory Council. He received a BS degree from Babson College in Boston, Massachusetts, and an MBA from Harvard Business School. Mr. Bertarelli is a Swiss national and resident.

       Jacques Theurillat has been Deputy Chief Executive Officer of Serono since May 2002, and has been a director of the Company since May 2000. Mr. Theurillat also serves as Serono’s President of European and International Sales & Marketing and previously served as Serono’s Chief Financial Officer from 1996 until October 2002. Prior to that, Mr. Theurillat was Managing Director of Serono’s operations in Italy. He began his career with Serono in 1987. Since then he has held several positions of increasing responsibility relating to tax and financial planning. Mr. Theurillat is a director of 21 Invest Partners S.A. Mr. Theurillat has law degrees from Madrid University and Geneva University and holds a Swiss Federal Diploma (Tax Expert). He also received an MBA from the Madrid School of Finance. Mr. Theurillat is a Swiss national and a resident of France.

       Pierre E. Douaze has been a director of the Company since 1998. Until 1998, he was a member of the executive committee and former chief executive officer of the healthcare division of Novartis, the company that resulted from the merger of Sandoz and Ciba Geigy. Before that merger in 1997, Mr. Douaze worked at Ciba Geigy, where he served in various capacities beginning in 1970. In 1991, he became a member of Ciba Geigy’s executive committee, with responsibility for healthcare. He currently serves as a board member of the Galenica Group, Switzerland and Chiron Corporation. Mr. Douaze received a MS degree from Federal Polytechnical School and an MBA from INSEAD Fontainebleau. Mr. Douaze is a French national and a resident of Switzerland.

       Bernard Mach has been a director of the Company since 1997. He retired from the University of Geneva Medical School in 1998. Until then, Dr. Mach was the chairman of the department of genetics and microbiology and of the graduate program in molecular and cellular biology, and he was the Louis Jeantet Professor of Molecular Genetics. Dr. Mach is a former member of the Swiss Science Council, the scientific advisory board to the Swiss government, and a former president of the Union of Swiss Societies for Experimental Biology. He is also a founder and former board and SAB member of Biogen, founder and chairman of the scientific board of Lombard Odier Immunology Fund, and founder and chairman of NovImmune S.A. Dr. Mach is the Vice-Chairman of Lonza AG. Dr. Mach received an MD degree from the University of Geneva and did his internship and residency at the Harvard Medical School. Dr. Mach is a member of the French Academy of Science. He is a Swiss national and resident.

       Sergio Marchionne has been a director of the Company since May 2000. Since February 2002, Mr. Marchionne has served as Chief Executive Officer and a member of the board of directors of Société Générale de Surveillance. From October 2000 until February 2002, Mr. Marchionne served as Chief Executive Officer of Lonza Group, which was spun-off from Alusuisse-Lonza in October 2000. Mr. Marchionne still serves as Vice-Chairman of the Lonza Group. Prior to that he worked at Alusuisse-Lonza Group in various capacities, including Chief Financial Officer, and from 1997 as Chief Executive Officer. Mr. Marchionne received an LLB from Osgoode Hall Law School in Toronto, Canada and an MBA from the University of Windsor, Canada. He is a barrister and solicitor and a Chartered Accountant. Mr. Marchionne is a Canadian national and a resident of Switzerland.

       Hans Thierstein was the Chairman of the Company’s Board of Directors from 1992 until 1999 and has been a board member since 1987. He served as Serono’s Chief Financial Officer from 1980 until 1996. Before joining Serono, Mr. Thierstein was associated with ICN Pharmaceuticals from 1971 to 1980 where he served as treasurer and controller Europe, as vice president and corporate controller in the United States, as general manager of the Swiss and Italian operation, and as vice president of corporate development Europe. Prior to that, he was treasurer and area financial manager and a director of Chesebrough-Pond’s, Europe for nine years. In addition, his professional experience includes five years in public accounting, of which four years was with Price Waterhouse, Zurich. From 1996 to 2000, Mr. Thierstein served as a member of the board of the Swiss Society of Chemical Industries. Mr. Thierstein is a director of Temtrade S.A. Mr. Thierstein is a Swiss national and resident.

Board Committees

Executive Committee of the Board

       The Executive Committee of the Board consists of Georges Muller, Ernesto Bertarelli and Jacques Theurillat.

       The Executive Committee of the Board:

•	Reviews before their submission to the Board of Directors the annual report, the financial statements, the consolidated financial statements, and the proposal to the shareholders regarding the appropriation of available earnings;

•	Resolves certain matters in connection with the holding of the general meetings of shareholders;

•	Reviews certain matters to be submitted to the Board of Directors and discusses certain issues of general interest to the Serono Group; and

•	Approves the transfer of the Registered Shares.

       The Executive Committee of the Board is convened by the Chairman or by the Managing Director and Chief Executive Officer as often as required by the business of the Company. The Executive Committee of the Board may invite to its meetings collaborators of the Company or consultants, if required.

Audit Committee

       In 2001, the Board of Directors established an Audit Committee consisting of Sergio Marchionne (Chairman), Pierre Douaze and Hans Thierstein, all non-executive directors. These directors have sufficient financial and compliance experience and ability to enable them to discharge their responsibilities as members of the Audit Committee. In discharging its oversight role, the Audit Committee is empowered to investigate any matter relating to Serono’s accounting, auditing, internal control, or financial reporting practices brought to its attention, with full access to all of Serono’s books, records, facilities and personnel.

       The Audit Committee has the following responsibilities:

•	Review with the selected independent auditors for the company the scope of the prospective audit, the estimated fees thereof and such other matters pertaining to such audit as the Committee may deem appropriate and receive copies of the annual comments from the independent auditors on accounting procedures and systems of control (Management Letter);

•	Assure that the independence of the independent auditors is maintained;

•	Review with the independent auditors any questions, comments or suggestions they may have regarding the internal control, accounting practices and procedures of the company and its subsidiaries;

•	Review and oversee the internal audit activities, including discussing with management and the internal auditors the internal audit function’s organization, objectivity, responsibilities, plans, results, budgets and staffing;

•	Discuss with management, the internal auditors and the independent auditors the quality and adequacy of the compliance with the company’s internal controls;

•	Receive summaries of the audit reports issued by the internal audit department;

•	Review with management and the independent auditors the annual audited financial statements of the company and the quarterly financial statements and any material changes in the accounting principles or practices used in preparing the statements prior to publication and the filing of reports with the Swiss Stock Exchange and the filing of the report on Form 20-F with the U.S. Securities and Exchange Commission;

•	Discuss with management and the company’s General Counsel any legal matters (including the status of pending litigation) that may have a material impact on the company’s financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact the company’s contingent liabilities and risks;

•	Make or cause to be made, from time to time, such other examinations or reviews as the Committee may deem advisable with respect to the adequacy of the systems of internal control and accounting practices of the company and its subsidiaries and with respect to accounting trends and developments and take such action with respect thereto as may be deemed appropriate;

•	Subject to approval by the shareholders, recommend annually the public accounting firm to be the independent auditors for the company, for approval by the Board of Directors; and

•	Set the compensation of the independent auditors and approve all non-audited related engagements performed by the independent auditors.

Compensation Committee

       In 2001, the Board of Directors also established a Compensation Committee, which consisted as of 31 December 2002, of Georges Muller, Pierre Douaze and Sergio Marchionne, all non-executive directors. Since 31 December 2002, Hans Thierstein, who is a non-executive director, has replaced Mr. Muller on the Compensation Committee. The Compensation Committee ensures that Serono’s senior executives are compensated in a manner consistent with Serono’s stated compensation strategy, internal equity considerations, competitive practice, and applicable legal requirements.

       The Compensation Committee submits to the Board of Directors for approval the principles to be applied for the remuneration of the members of the Board of Directors and of Serono’s executives.

       The Compensation Committee reviews as often as necessary, but no less than one time per year, the compensation plans for Serono’s executives to ensure that such plans are designed to effectively attract, retain and reward Serono’s executives, to motivate their performance in the achievement of Serono’s business objectives and to align their interest with the long-term interest of the shareholders. In particular, the Compensation Committee ensures that:

•	The company’s annual incentive plans for executives are properly administered as to participation in these plans, alignment of awards with the company’s financial goals, actual awards paid to executive officers and total funds reserved for payments under these plans; and

•	The company’s long-term plans for executives are properly administered as to participation in these plans, alignment of awards to the achievement of the company’s long-term goals, key personnel retention objectives and shareholders’ decisions concerning the use of capital for management incentive plans.

•	The Compensation Committee reviews annually and determines the individual elements of the compensation of the Chief Executive Officer.

       The Compensation Committee reviews annually the individual elements of the compensation of Serono’s senior officers who report to the Chief Executive Officer, ensuring that the objectives defined in the Compensation Committee Charter are met.

       The Compensation Committee reviews and recommends to the Board of Directors for approval the remuneration of the members of the Board.

       The Compensation Committee is also responsible to:

•	Approve Serono’s Stock Option Plan and any modification thereof;

•	Approve the number of options which are granted to the Chief Executive Officer; and

•	Approve the global number of options that the Chief Executive Officer is authorized to distribute to senior management during the year.

       In addition, the Compensation Committee makes a recommendation to the Board on all reports that the company is required to make to shareholders pursuant to legal or regulatory requirements in the area of executive compensation.

       The Compensation Committee also makes a recommendation to the Board on all proposals for incentive plans, which require shareholders’ approval, including proposals to create share capital for compensation plans.

       The Compensation Committee reports to the Board on its activities at least once in each calendar year. Its Chairman is responsible to summon meetings, prepare the agenda and ensure that members of the Compensation Committee receive proper documentation prior to meetings. The Managing Director and Chief Executive Officer are invited to attend meetings of the Compensation Committee, except when discussions are held on their remuneration.

Executive Management Board

       The current members of the Executive Management Board are:

Name	Age(1)	Position

Ernesto Bertarelli	38	Chief Executive Officer
Jacques Theurillat	44	Deputy Chief Executive Officer; President of European and International Sales and Marketing
Roland Baumann	58	Senior Executive Vice President, Head of the CEO Office and Strategic Planning
Leon Bushara	37	Senior Executive Vice President, Business Development
Giampiero De Luca	49	Chief Intellectual Property Counsel
Fereydoun Firouz	39	President, Serono, Inc.
Nathalie Joannes	42	General Counsel
Franck Latrille	46	Senior Executive Vice-President, Global Product Development
François Naef	41	Senior Executive Vice-President, Human Resources
Paola Ricci	45	Senior Executive Vice-President, Worldwide Regulatory Affairs and Quality Assurance
Allan L. Shaw	39	Chief Financial Officer
Timothy Wells	41	Senior Executive Vice President, Research

(1)	As of 30 September 2003

       Roland Baumann is Serono’s Senior Executive Vice President, Head of the CEO Office and Strategic Planning. Prior to his appointment to this position in March 2003, he was Serono’s Senior Vice President, Head of Strategic Business Planning and Corporate Administration. Before his appointment to that position in March 2000, Mr. Baumann worked for Serono in positions of increasing responsibility related to finance, information systems, internal audit and strategic business planning since 1991. Before joining Serono, Mr. Baumann was a senior vice president with La Suisse Assurance, where he was the head of process engineering and accounting and finance services. Mr. Baumann holds a degree in economics and business administration from the Ecole Supérieure pour l’Economie et l’Administration in Basel.

       Leon Bushara is Serono’s Senior Executive Vice President, Business Development. Prior to his appointment to this position in March 2003, he served as Serono’s Vice President of Business Development. Before his appointment to that position in 1996, Mr. Bushara worked in positions of increasing responsibility in Serono’s Business Development department since 1993. Prior to joining Serono, Mr. Bushara founded and managed a chain of cafés and restaurants in New York City from 1988 until 1993. Mr. Bushara holds a BA degree from Brown University.

       Giampiero De Luca is Serono’s Chief Intellectual Property Counsel. Prior to his appointment to this position in November 1999, Mr. De Luca worked for Serono in positions of increasing responsibility related to intellectual property and product development since 1988. Prior to joining Serono, Mr. De Luca worked as a patent examiner at the European Patent Office, where he focused on patents related to genetic engineering. Mr. De Luca holds a doctoral degree in industrial chemistry from the University of Milan and a diploma from the Institut Pasteur in general microbiology. He is a chartered European patent attorney.

       Fereydoun Firouz is President of Serono, Inc., Serono’s U.S. operating subsidiary. From 2001 until March 2003, he was Executive Vice President, Reproductive Health, of Serono, Inc. Prior to his appointment to that position in 2001, Mr. Firouz worked in positions of increasing responsibility in Serono’s sales and marketing operation since 1991 and in Serono’s government affairs office in Washington, D.C. from 1989 to 1991. Mr. Firouz holds a BS degree from George Washington University.

       Nathalie Joannes has been Serono’s General Counsel since May 2001. Prior to joining Serono, Ms. Joannes was assistant general counsel of Pharmacia Corporation and of one of its predecessor companies, Monsanto Company, from 1996 to 2001. From 1989 to 1996, she held positions of increasing responsibility in Monsanto’s legal department. Ms. Joannes holds a law degree from the University of Liège and an LLM from the University of Pennsylvania. She is a member of the New York bar.

       Franck Latrille is Serono’s Senior Executive Vice-President, Global Product Development. Prior to his appointment to this position in March 2003, Mr. Latrille was Serono’s Senior Executive Vice-President, Manufacturing Operations and Process Development. Before that, he served for three years as Serono’s General Manager, Italian manufacturing operations. From 1994 to 1997, he served as general manager of Sorebio, which he co-founded in 1987. Mr. Latrille joined Serono in 1994, following Serono’s acquisition of Sorebio. Mr. Latrille holds a PhD degree in animal physiology and biochemistry and an MS degree from the University of Bordeaux.

       François Naef is Serono’s Senior Executive Vice-President, Human Resources. Prior to his appointment to this position in February 2001, Mr. Naef had served as Serono’s General Counsel since November 1999 and had worked in positions of increasing responsibility in Serono’s legal department since 1988. Mr. Naef also serves as Company Secretary. Prior to joining Serono, Mr. Naef was an attorney at the Geneva law firms of Combe & de Senarclens and Me Rossetti. Mr. Naef is a member of the Board of the Swiss Society of Chemical Industries as well as member of the Pharma working group of this Society. He is also a member of the Board and Executive Committee of the Geneva Chamber of Commerce as well as a member of the Economic Council of the State of Vaud. Mr. Naef holds a law degree and a master’s degree in European law from the University of Geneva.

       Paola Ricci is Serono’s Senior Executive Vice-President, Worldwide Regulatory Affairs and Quality Assurance. Prior to her appointment to her current position in October 2000, Ms. Ricci was responsible for Serono’s corporate regulatory affairs. She joined Serono in 1978 and has worked in positions of increasing responsibility in the research and development organization since that time. Ms. Ricci holds a modern languages degree from the International School of Modern Languages in Rome, Italy.

       Allan L. Shaw has been Serono’s Chief Financial Officer since 11 November 2002. From 1996 until June 2002, Mr. Shaw was a member of the board of directors of Viatel Inc., an international telecommunications company for which he also served as Chief Financial Officer from 1996 until May 2001 and as corporate controller from 1994 until 1996. Mr. Shaw received a BS degree from the State University of New York (Oswego College). He is a certified public accountant in the State of New York.

       Timothy Wells is Serono’s Senior Executive Vice President, Research. Prior to his appointment to this position in March 2003, he served as Serono’s Vice President Research, Head of Discovery, where he was responsible for integrating the discovery research in Serono’s global organization. Mr. Wells joined Serono from Glaxo Wellcome in 1998, where he had held a number of positions of increasing responsibility. Mr. Wells holds a PhD degree in protein engineering from Imperial College, London, a MA degree in natural sciences from the University of Cambridge and is a fellow of the Royal Society of Chemistry.

Major Shareholders and Related Party Transactions

Major Shareholders

       As of 30 September 2003, Bertarelli & Cie, a partnership limited by shares with its principal offices in Chéserex (Vaud), Switzerland, held 51.52%(1)(51.60%)(2) of the Company’s capital and 60.80%(1) (60.87%)(2) of the Company’s voting rights. Ernesto Bertarelli, Serono’s Chief Executive Officer, Vice-Chairman and Managing Director, controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 7.05%(1) (7.06%)(2) of the Company’s capital and 9.81%(1) (9.82%)(2)% of the Company’s voting rights. The Company’s Registered Shares and Shares are each entitled to one vote per share.

       The following table sets out the ownership of the Company’s voting securities by all persons known to Serono to own more than 5% of the Registered Shares and Shares:

	Registered	Percent			Aggregate
	Shares	of Registered	Shares	Percent	Voting
Name of Owner	Owned	Shares(1)	Owned	of Shares(1)	Percent

Bertarelli & Cie(3)	9,189,300	83.4	4,626,930	39.5	60.8 (1)	(60.9) (2)
Ernesto Bertarelli(4)	9,973,200	90.6	4,748,700	40.5	64.8 (1)	(64.9) (2)
Maria-Iris Bertarelli(5)	255,940	2.3	154,000	1.3	1.8 (1)	(1.8) (2)
Donata Bertarelli Späth(5)	783,900	7.1	130,520	1.1	4.0 (1)	(4.0) (2)

(1)	Based on the 11,013,040 Registered Shares and 11,711,150 Shares that were issued as of 30 September 2003. The 11,711,150 Shares include 280,270 Shares that the Company held in treasury as of 30 September 2003.

(2)	Based on the 11,013,040 Registered Shares and 11,685,856 Shares that were entered in the Commercial Registry as of 30 September 2003, as required pursuant to Article 20 of the Swiss Federal Act on Stock Exchanges and Securities Trading. In compliance with article 653h of the Swiss Code of Obligations, the Company updates its articles of association and registers the newly issued shares with the Commercial Registry at least once a year.

(3)	Bertarelli & Cie is a partnership limited by shares with its principal offices in Chéserex (Vaud), Switzerland.

(4)	Includes all Registered Shares and Shares reported by Bertarelli & Cie. Ernesto Bertarelli controls Bertarelli & Cie. Includes 5,250 Shares that the Company may issue upon the exercise of stock options by Mr. Bertarelli.

(5)	Does not include the Registered Shares and Shares reported by Bertarelli & Cie. Ernesto Bertarelli controls Bertarelli & Cie.

       During 1999 and 2000, Bertarelli & Cie and members of the Bertarelli family sold an aggregate of 2,014,110 Shares in a private placement and two global share offerings. As a result of these sales, Bertarelli & Cie reduced its holdings from approximately 59.9% of the capital and 67.1% of the voting rights to approximately 51.7% of the capital and 60.9% of the voting rights, and members of the Bertarelli family reduced their aggregate holdings from approximately 10.8% of the capital and 12.6% of the voting rights to approximately 7.0% of the capital and approximately 9.8% of the voting rights.

       All of the Registered Shares are held by Bertarelli & Cie and members of the Bertarelli family, all of whom are residents of Switzerland. Because the Company’s publicly traded Shares are in bearer form, there are no holders of record of the Company’s Shares. The Company’s ADSs, each of which represents one fortieth of a Share, are issued in registered form. Based on information provided by The Bank of New York, the depositary for the ADS program, there were 47 holders of record of the Company’s ADSs in the United States as of 28 February 2003. Serono believes that approximately 12.4% of its Shares (including Shares held in the form of ADSs) were beneficially owned by residents of the United States as of 31 March 2003.

Related Party Transactions

       In 2000, Serono leased from an unaffiliated company, under a lease that expires in 2006, a building then under construction adjacent to Serono’s headquarters building that Serono has used to expand its headquarters facilities. The lease provides for a market rate rent of approximately $849,000 per year. Subsequent to the negotiation of the lease, Mr. Bertarelli acquired a controlling interest in the company that owns the building. Serono subleases a portion of the building to another company controlled by Mr. Bertarelli for a market-rate rent of approximately $227,000 per year. In 2003, from time to time Serono made use of a private jet for business-related travel. The jet is owned by a company that is indirectly controlled by Mr. Bertarelli. During the first nine months of 2003, Serono paid market-rate rental fees for the jet totaling approximately $1.7 million.

       There are three loans outstanding to members of the Executive Management Board. The most recent loan was granted on 12 June 2002 for the amount of CHF 300,000 (approximately $224,000). All loans to executives accrue fixed interest at 3% per year. The total amount outstanding as of 30 September 2003 is CHF 1,063,193 (approximately $795,000). Two of the loans are repayable in three equal instalments and will be fully repaid by 30 April 2005, while for the remaining loan, accrued interest is repaid on the anniversary of the loan grant date, with the principal payable on 31 December 2005.

       Serono continues to hold an equity investment in Cansera International, Inc., or Cansera, a Canadian company specializing in sterile animal sera and cell culture products from which Serono purchases products. Serono purchases products from Cansera on commercial terms and conditions and at market prices. Serono’s total purchases from Cansera for the first nine months of 2003 were $2.2 million. As of 30 September 2003, Serono had no balance payable to Cansera.

       Serono has obtained in the past, and may in the future obtain, commercial and investment banking services from, and have had other commercial dealings with, UBS AG and its affiliates. In particular, UBS AG is Joint Bookrunner and Joint Lead Manager of this Offering, and will receive a fee in this capacity. Ernesto Bertarelli, Serono’s Chief Executive Officer, is a director of UBS AG.

Employees

       As of 30 September 2003, the Serono Group had 4,589 employees (4,617, 4,501 and 4,268 employees as of 31 December 2002, 2001 and 2000, respectively) of whom approximately 1,300 (1,160, 1,300 and 1,200 as of 31 December 2002, 2001, 2000, respectively) were engaged in research and development, approximately 1,600 (1,690, 1,300 and 1,200 as of 31 December 2002, 2001, 2000, respectively) were engaged in sales and marketing, approximately 1,400 (1,400, 1,200 and 1,300 as of 31 December 2002, 2001 and 2000, respectively) were engaged in manufacturing and approximately 300 (380, 700 and 500 as of 31 December 2002, respectively) were engaged in other areas such as finance, information technology and human resources. As of 30 September 2003, the Serono Group had approximately 2,900 employees in Europe (approximately 2,900, 2,900 and 2,700 employees as of 31 December 2002, 2001 and 2000, respectively) approximately 700 in North America (655, 600 and 500 employees as of 31 December 2002, 2001, 2000, respectively) approximately 200 in Latin America (300, 300 and 400 employees as of 31 December 2002, 2001, 2000, respectively) and approximately 800 in the rest of the world (840, 700 and 700 employees as of 31 December 2002, 2001, 2000, respectively). In addition, the Serono Group maintains consulting arrangements with a number of scientists at various universities and other research institutions in Europe, Israel and the United States. In Europe, the Serono Group’s employees are covered by customary collective bargaining agreements. In the United States, none of the Serono Group’s employees are covered by a collective bargaining agreement. The Serono Group has experienced no work stoppages, and the Group considers its employee relations to be good.

Auditors

       The Geneva branch of PricewaterhouseCoopers S.A. (formerly Coopers & Lybrand), avenue Giuseppe-Motta 50, CH-1202 Geneva, has been the independent auditors of the Company and the Group since the Company was incorporated on 21 May 1987. The current auditor responsible, Mr. Martin Aked, took up office in May 2002. On the occasion of the Company’s Annual General

Meeting held on 6 May 2003, PricewaterhouseCoopers S.A. was re-elected as the Company’s independent auditors for another term of one year.

       In the year 2002, PricewaterhouseCoopers S.A. charged $1.6 million for audit services and $2.8 million for other services, of which $1.3 million related to services provided by the consulting arm of PricewaterhouseCoopers S.A. that was sold on 30 September 2002 to IBM.

       The Audit Committee is the direct control instrument of the Board of Directors over the external auditors.

Business Activities

Principal Activities

Recombinant Technology

       Serono currently markets six recombinant products — Gonal-f, Rebif, Saizen, Serostim, Luveris and Ovidrel — and Serono is nearing completion of its transition from its urine-derived products to recombinant products. Recombinant DNA technology gives Serono a more efficient, less expensive and more consistent method of producing commercial quantities of proteins.

       Proteins are important components of human cells and have various biological functions, and some proteins have been developed as therapeutics. Historically, Serono obtained proteins relevant to its therapeutic areas by extracting them from natural sources, such as human urine or pituitary tissue, and then purifying them. These processes have presented several challenges in terms of identifying suitable sources and economically collecting a sufficient amount of the raw materials for production.

       Using recombinant technology, Serono now clones, or copies, the human gene containing instructions for the synthesis of a protein product and transfers it to a host cell. Serono then induces the host cell to produce commercial quantities of that protein. When using recombinant technology to produce pharmaceuticals, the choice of host cell is important. Recombinant DNA technology can be used to transfer genetic information into bacterial, yeast, mammalian or other cell types. If bacterial, yeast and certain other cells are used for recombinant drug production, certain complex protein molecules may not be able to be produced in their natural forms, rendering the molecules unstable, or biologically less active or even inactive. However, mammalian host cells can produce molecules as they are made in the natural environment. All of Serono’s recombinant products are currently produced using mammalian cell technology.

       Recombinant technology allows Serono to solve many of the problems associated with production of complex pharmaceuticals through extraction from natural sources. Because of the nature of recombinant production, Serono can closely control the quality and purity of the products and more easily achieve batch-to-batch consistency. In addition, Serono is not as dependent on difficult-to-organize raw material supply chains, so it is able to more quickly respond to changes in market demand for its products.

Reproductive Health

       Serono is the global market leader in the treatment of human infertility and has a broad offering of products in the field. The World Health Organization estimates that eight to 12 percent of all couples experience some form of infertility problem during their reproductive lives. Serono estimates that sales of its products currently account for more than 54% of the approximately $1.1 billion global gonadotropin market and sales of Gonal-f currently account for about 59% of the approximately $870 million global recombinant FSH market.

       Human infertility is often caused by an insufficiency of gonadotropins, which are hormones that are synthesized and secreted by the pituitary gland and act on the sex organs to produce sex hormones and sperm or ova. In women, the maturation of ova in the ovary and subsequent maintenance of pregnancy depend on three main gonadotropins: follicle stimulating hormone, or FSH, luteinizing hormone, or LH, and human chorionic gonadotropin, or hCG. In a normal menstrual cycle, the hypothalamus produces luteinizing hormone-releasing hormone, or LHRH, which controls the release of FSH and LH. FSH stimulates the ovaries to produce estrogen, allowing the formation of a mature, egg-containing follicle in the first half of the cycle. The mid-cycle LH surge induces ovulation, resulting in the formation of the corpus luteum, which is the structure responsible for producing progesterone and estrogen, the hormones that, upon the occurrence of pregnancy, support the uterine lining so menstruation does not occur. After conception occurs, hCG is released to ensure that the corpus luteum continues to produce progesterone to maintain the pregnancy. In men, FSH stimulates the production of sperm and LH stimulates the production of sperm and testosterone.

       Traditional urine-based infertility treatments, such as Pergonal, Metrodin HP and Profasi, rely on gonadotropins extracted from human urine. Older gonadotropin preparations typically contain less than 5% of the active hormone, with the majority of the remaining preparation made up of other proteins. Because these treatments contain a limited amount of active hormone and because the production and purity of the product are subject to greater variation than those of recombinant products, these traditional treatments may be less advantageous to patients than recombinant gonadotropins. In addition, some of the urine-derived gonadotropin preparations have to be given by intramuscular injection, which can be painful and limits patients’ ability to administer the products themselves.

       Serono’s goal in the reproductive health area is to offer a complete line of fertility products. With Gonal-f, Ovidrel and Luveris, Serono is implementing its strategy of replacing its urine-derived reproductive health products with recombinant versions. A historical analysis of pregnancy success rates demonstrated that use of recombinant FSH products like Gonal-f leads to successful pregnancies more often than use of urine-derived gonadotropins. Serono ceased production at all of its urine-derived production facilities in the first half of 2003. Serono has ceased selling urine-derived products in the European Union though Serono expects to continue to sell its inventory of these products in other countries in the near term.

Infertility Treatment Process

1. Medical work-up;

2. Pituitary down-regulation — Cetrotide;

3. Ovarian stimulation — Gonal-f, Metrodin HP, Pergonal, Luveris, anastrozole (in development);

4. Follicular maturation — Profasi, Ovidrel, anastrozole (in development);

5. Ovum pick-up;

6. Embryo Implantation — LIF (in development);

7. Luteal phase support — Crinone; and

8. Diagnosis of pregnancy and monitoring — oxytocin receptor antagonist, prostanoid FP receptor antagonist (in development to prevent premature labor).

       In vitro fertilization and other fertility treatments involve multiple treatment and laboratory steps. Serono regards each step in a treatment process as an opportunity to provide patients with products to optimize their fertility treatment. Historically, Serono has sold drugs for ovarian stimulation and follicular maturation. Serono now has additional products, product candidates and collaborations that Serono believes will help it to contribute therapies throughout the infertility treatment process, as depicted above. As a result, Serono will be able to assist patients at multiple stages in this process.

Recombinant Products

       Sales of Serono’s recombinant products have grown in recent years and currently represents over 86.3% of Serono’s total gonadotropin sales worldwide. Serono believes that use of recombinant products has increased due to the greater efficacy of recombinant products and the superior tolerance of the products by patients, compared to its urinary products. These products are administered subcutaneously — just under the skin — using a small needle, which is a significant advantage over urine-derived products that must be given through more painful intramuscular injection. Serono is continuing to encourage the switch to recombinant products, because it believes them to be superior and Serono is able to produce them at higher margins than urine-derived products. With Gonal-f, Ovidrel and Luveris, Serono is the only company that offers a totally recombinant gonadotropin portfolio.

Gonal-f

       Gonal-f, the first recombinant drug developed for the treatment of infertility to receive marketing approval anywhere in the world, is a human FSH. Gonal-f is the global market leader, having been approved for use throughout the European Union and in the United States. It is indicated for the treatment of patients suffering from ovulation disorders. Gonal-f also stimulates the development of multiple follicles in women being treated with assisted reproductive technologies, such as in vitro fertilization, in which eggs are extracted from a woman’s body, fertilized and then inserted in the womb. A multi-dose formulation of Gonal-f is approved in the European Union and United States, and Gonal-f is also approved in the European Union, the United States and other countries for treating a form of male infertility. In 2002 and in the first nine months of 2003, Gonal-f was Serono’s second largest selling product, accounting for $450.4 million (31.7%) and $378.6 million (28.3%) of total product sales, respectively.

       A peer-reviewed analysis of historical data demonstrated that women using recombinant FSH during assisted reproductive technologies more often became pregnant than those using urine-derived gonadotropins, including highly purified FSH. Additionally, several randomized studies designed to compare Gonal-f to Serono’s urine-derived gonadotropins have shown that Gonal-f is more effective in increasing the number of follicles and embryos obtained during treatment with assisted reproductive technologies. Based on the latter studies, the European Commission permitted the labeling of Gonal-f to be amended to include a statement that it is more effective than urine-derived FSH preparations.

       In order to control product variability, Serono has developed a highly controlled manufacturing process for Gonal-f. This manufacturing process allows Serono to produce recombinant human FSH with a highly consistent isoform profile. Furthermore, Serono has now identified a new more precise physico-chemical method to determine the potency of the product. As a result, Gonal-f is now filled-by-mass (i.e., protein weight). By doing so, Serono eliminates the intrinsic variability of the rat bioassay and ensures high batch-to-batch consistency of r-hFSH content. Serono has recently received a positive CPMP opinion in Europe on its pen injections device, which is designed to improve the patient-friendliness of Gonal-f injections.

Ovidrel

       Recombinant hCG, which Serono markets as Ovidrel in the United States and Ovitrelle in the European Union, is used to induce final maturation of ovarian follicles and to trigger ovulation. Prior to the development of recombinant technology, Serono had to extract this hormone from the urine of pregnant women, which limited the commercial feasibility of producing hCG. In addition, recombinant hCG is better tolerated by patients and can be administered through subcutaneous injection, a significant patient advantage over earlier urine-derived products, which had to be given by intramuscular injection. Serono received regulatory approval of Ovidrel in the United States in the fourth quarter of 2000 and in the European Union in the first quarter of 2001. Serono began selling

Ovidrel in the United States in the first quarter of 2001 and in the European Union in the fourth quarter of 2001. In the second half of 2003 Serono received regulatory approvals to sell Ovidrel in a pre-filled syringe in the United States and in the European Union.

Luveris

       Luveris is the first product ever developed in which LH is available as a stand-alone hormone. Luveris provides a pure source of recombinant LH for the small population of patients that have a deficiency of both LH and FSH and therefore require treatment with both hormones to achieve pregnancy. Serono received regulatory approval of Luveris in the European Union in the fourth quarter of 2000 and began rollout of the product in mid-2001. Serono submitted Phase III clinical data from an additional trial to the U.S. FDA in 2001 and in the third quarter of 2003 an advisory committee of the U.S. FDA issued a favorable recommendation of Luveris in Serono’s proposed indication of follicular development in infertile hypogonadotropic hypogonadal women with profound luteinizing hormone deficiency. Serono anticipates a U.S. FDA decision before the end of 2003.

Urine-Derived Products

       Serono ceased production of its urine-derived reproductive health products in the first half of 2003. Serono has ceased selling urine-derived products in the European Union though it expects to continue to sell its existing inventories of the products in other countries in the near term.

Metrodin HP

       Metrodin HP, marketed in the United States as Fertinex, is a highly purified preparation of FSH extracted from the urine of post-menopausal women. Metrodin HP contains 95% FSH, a much higher percentage than first generation gonadotropin preparations. Due to its high purity, Metrodin HP can be administered by subcutaneous injection, a significant patient advantage over earlier urine-derived products, which had to be given by more painful intramuscular injection. Metrodin HP is used for many of the same indications as Gonal-f, which is replacing Metrodin HP. In 2002, Metrodin HP was Serono’s fifth largest product, accounting for $50.1 million (3.5%) of total product sales. Consistent with the planned phase-out of Serono’s urine-derived products, in the first nine months of 2003, Metrodin HP was Serono’s seventh largest product, accounting for $19.5 million (1.5%) of total product sales.

Pergonal

       Pergonal is a preparation of FSH and LH for intramuscular injection extracted from the urine of post-menopausal women. It is indicated for use in inducing ovarian follicular growth in infertile women who have difficulty ovulating. In addition, it may be used to stimulate the development of multiple follicles in patients having treatment with assisted reproductive technologies. Pergonal, when administered to men at the same time as hCG, is indicated for the stimulation of sperm formation in patients who have a form of male infertility. In 2002 and the first nine months of 2003, Pergonal accounted for $46.0 million (3.2%) and $33.9 million (2.5%) of total product sales, respectively.

Profasi

       Profasi consists of hCG derived from the urine of pregnant women. It is a hormone produced by the human placenta and acts in a manner similar to LH. A monthly surge in the production of LH is responsible for ovulation. The hCG contained in Profasi provokes ovulation in a way similar to the way LH does in a natural monthly menstrual cycle. Profasi is given to women to induce final follicular maturation and trigger ovulation, once follicular development has been achieved by treatment with products such as Gonal-f, Metrodin HP or Pergonal. Profasi is administered to men with certain types of infertility to enhance the production of testosterone, a hormone essential in the development of sperm. It is also indicated for the support of luteal function in women with certain fertility disorders. Profasi is used for many of the same indications as Ovidrel, which is replacing Profasi. In 2002 and the first nine months of 2003, Profasi accounted for $19.8 million (1.4%) and $12.9 million (1.0%) of total product sales, respectively.

Other Products

Crinone

       Crinone is a progesterone product with an advanced delivery technology that permits it to be self-administered as a vaginal gel. Progesterone is a hormone that is required to prepare the lining of the uterus for the implantation of a fertilized egg and for the maintenance of pregnancy. The gel is used in connection with certain assisted reproductive technologies, including in vitro fertilization. Crinone is associated with high clinical pregnancy rates and is convenient for patients, because it is user friendly and does not require painful intramuscular injections. It is the only progesterone product with marketing authorization for infertility treatment in Germany and the United Kingdom. In July 1999, members of the Serono Group acquired exclusive worldwide marketing rights to Crinone, which Serono licenses from Columbia Laboratories. Pursuant to this license, Columbia Laboratories supplies Crinone to Serono for resale. The agreement will be in effect for seven more years, after which it is renewable for additional five-year terms. In April 2001, Serono withdrew Crinone from the market due to a manufacturing defect. In March 2002, Serono relaunched Crinone in the United States and reintroduced Crinone in other worldwide markets later in 2002. As a result of the recall, sales of Crinone in 2002 were $10.9 million. As a part of its settlement of litigation with Columbia Laboratories related to the recall, Serono amended its marketing agreement for Crinone. Under the amended agreement, Serono will continue to market Crinone outside the United States and to reproductive endocrinologists, obstetricians and gynecologists who prescribe injectable gonadotropins in the United States, and Columbia Laboratories will market a second brand of its product to other obstetricians and gynecologists in the United States in exchange for royalty payments to Serono. In the first nine months of 2003, Crinone accounted for $14.4 million (1.1%) of total product sales.

Cetrotide

       Cetrotide is the first LHRH antagonist in the world to be approved for the prevention of the LH surge, which is desirable in assisted reproductive technologies. Treatment with Cetrotide is generally more practical than treatment with LHRH agonists, which involves prolonged therapy to achieve pituitary down-regulation. Serono markets Cetrotide under an agreement with Zentaris (formerly Asta Medica) which gives it the right to market, distribute and sell Cetrotide worldwide, with the exception of Japan. The agreement expires in March 2020. Thereafter, Serono has a perpetual fully paid up licence. Serono currently markets Cetrotide in more than 77 countries. Sales of Cetrotide were $18.4 million in 2002 and $17.1 million in the first nine months of 2003.

Product Pipeline

       Serono’s pipeline of reproductive health products includes improvements in the user-friendliness of Gonal-f, such as microencapsulated r-FSH. In addition, in the second quarter of 2003 Serono commenced a Phase II trial with recombinant human Leukemia Inhibitory Factor, or LIF, in the third quarter of 2003 Serono initiated a Phase I clinical trial on an oxytocin receptor antagonist, and it has an ongoing preclinical trial on a prostanoid FP receptor antagonist.

Gonal-f

       Serono is currently consolidating its worldwide labeling for Gonal-f by seeking to register it in additional jurisdictions or for additional indications in jurisdictions where it already has approval. Serono has successfully completed one Phase I clinical trial with males and two additional Phase I clinical trials in females are ongoing with microencapsulated r-FSH using the Alkermes delivery system. Serono is currently preparing to initiate a Phase II study.

Anastrozole

       Serono entered into a Phase II trial with anastrozole in early 2003, which it licensed for development from AstraZeneca in July 2002, for ovulation induction and improvement of follicular development. Because of its characteristics, Serono hopes it will have benefits over currently available treatments, both in terms of efficacy as well as having fewer side effects.

Leukemia Inhibitory Factor

       Serono is developing the recombinant protein LIF to improve embryo implantation during assisted reproduction. In January 2000, members of the Group signed an exclusive agreement with Amrad with a view to developing a novel treatment to address implantation failure. Under the terms of the agreement, Amrad has licensed to members of the Group certain patent rights and technology pertaining to LIF and has agreed to supply Serono with pharmaceutical grade recombinant human LIF. In 2002, Serono completed a clinical trial of r-hLIF in 59 patients with a history of recurrent embryo implantation failures. Serono initiated a multicenter, multinational Phase II clinical trial in the second quarter of 2003.

Oxytocin Receptor Antagonist

       In the third quarter of 2003 Serono initiated a Phase I clinical trial on a low molecular weight oxytocin receptor antagonist which can be taken by month and has potential as a treatment for premature labor.

Prostanoid FP Receptor Antagonist

       Serono is also developing a prostanoid FP receptor antagonist with potential as a treatment for premature labor.

Neurology

       Multiple sclerosis, or MS, is a chronic and often progressive debilitating disease of the central nervous system that primarily affects young adults. It is an autoimmune disease in which the body’s immune system reacts against its own cells, thereby destroying the myelin sheath that protects the axons in the central nervous system. Damage to the myelin sheath impedes the normal transmission of nervous impulses. These interruptions of transmission cause motor and sensory difficulties. The progress of the disease is highly variable. However, in its most severe forms, MS leads to rapidly progressive disability and death.

       Over one-half of the world’s estimated one million people with MS suffer from the relapsing-remitting form of this disease, or RRMS, and nearly 80% of all MS cases start with RRMS. RRMS patients suffer from relapses or exacerbations, which are unpredictable occurrences of new symptoms or worsening of old symptoms punctuated by remissions. In the majority of cases patients progress from RRMS into secondary progressive MS, or SPMS, as they start to accumulate disability. In the early stages of SPMS patients continue to have relapses and are sometimes described as having relapsing MS, or RMS. Additionally patients in the early stages of the disease, prior to a diagnosis of RRMS, may sometimes be classified as having RMS.

       The Company estimates that the treatment of MS with disease modifying drugs was an approximately $2.9 billion global market in 2002, based on publicly reported sales data for Serono’s product and three competing products.

Rebif

       Rebif is a recombinant interferon beta-1a that helps strengthen the body’s immune system. It is identical to the interferon beta that the human body produces in certain circumstances, for example, in response to viral infection. Interferons fight viruses, inhibit cell multiplication and regulate the activity of the immune system. Because of their complex effects on the immune system, interferons have important therapeutic potential in a wide range of indications.

       Serono developed Rebif for the treatment of MS, and it currently manufactures and markets it for use in the RRMS and RMS indications. In 2002 and the first nine months of 2003, Rebif was Serono’s largest selling product, accounting for $548.8 million (38.6%) and $586.2 million (43.8%) of total product sales, respectively. Serono began marketing Rebif in the United States in March 2002. At the end of 2002 Serono’s estimated market share in the United States in terms of dollar-value of sales was about 5% for the whole year. Serono estimates that Serono’s market share in the United States grew to 10.2% by the end of the third quarter of 2003.

       In November 1998, Serono published the results of the Prevention of Relapses and Disability with Interferon beta-1a Subcutaneously in Multiple Sclerosis, or PRISMS, study in the Lancet. The study showed that Rebif is the first therapeutic agent to demonstrate efficacy on all major endpoints in RRMS. In this study, 560 patients were given one of two doses of Rebif or a placebo. The results of the trial showed that Rebif reduces the number of relapses experienced by patients and delays the rate at which patients become disabled. In addition brain scans showed that the number of multiple sclerosis lesions is reduced by Rebif.

       In June 2001, four year data from the study were published in Neurology and showed that the higher of the two doses tested (44 mcg three times per week) was associated with better efficacy than the lower dose (22 mcg three times per week). In the first quarter of 2001, the European Union granted marketing approval for the highest available dose of Rebif as a first line therapy for patients with RRMS.

       This research has since been followed by the publication of the Secondary Progressive Efficacy Clinical Trial of Rebif in MS, or SPECTRIMS study, in the June 2001 issue of Neurology. This study suggests that the rate of progression of disability in patients is reduced if Rebif is administered in the early stages of secondary progressive multiple sclerosis as opposed to later stages of the disease.

       During 2001, Serono completed a study involving 677 patients in a head-to-head trial comparing the high dose of Rebif with the standard dose of Serono’s competitor’s product, Avonex. The Evidence for Interferon Dose-effect: European-North American Comparative Efficacy Study, or EVIDENCE, marks the largest prospective comparative study of two disease-modifying drugs in MS. The study sought to demonstrate the clinical benefit of Rebif over Avonex based on pre-defined FDA-approved endpoints. Serono conducted the study with the concurrence of the FDA regarding its design, primary and secondary endpoints and the prospectively defined statistical analysis plan. The study showed that 32% fewer patients treated with Rebif had relapses compared to patients treated with Avonex during a six-month treatment period. The results of this trial, which were positive for Rebif, were submitted to the FDA. In March 2002, the FDA approved Rebif on the basis that it had been shown to be clinically superior in the reduction of exacerbations at 24 weeks. 48-week data from the EVIDENCE study showed that 62% of patients who received Rebif did not have a relapse compared to 52% of Avonex-treated patients. Rebif patients had a 19% relative increase in remaining free of relapses over the 48 weeks compared to Avonex patients. Rebif patients also had a 30% reduction in the rate of occurrence of first relapse during 48 weeks relative to Avonex patients. Final 63-week data from the EVIDENCE study showed that 56% of patients who received Rebif did not have a relapse during this observation period compared to 48% of Avonex patients. Rebif patients had a 17% relative increase in remaining free of relapses over the 63 weeks compared to Avonex patients. The 12-month data from the EVIDENCE study, which showed the superiority of Rebif 44 mcg 3 times per week over Avonex 30 mcg once per week in reducing exacerbations, were published in the November 2002 issue of Neurology.

       On 30 May 2003, Serono and Pfizer announced that the final 63-week findings from the EVIDENCE study continue to show that Rebif is significantly more effective in reducing frequency of relapses and magnetic resonance imaging, or MRI, activity as compared to Avonex. These data further support the benefit of increased dose and frequency of interferon administration in the treatment of relapsing forms of MS. The findings are consistent with data comparing Rebif and Avonex at 24 and 48 weeks.

       At the conclusion of the comparative phase of the EVIDENCE study, patients randomized to Avonex were offered Serono’s multiple sclerosis therapy, Rebif. Approximately 73% of Avonex patients (n=223) chose to convert to Rebif. On 18 June 2003, Serono reported that patients who converted from Avonex to higher dose, higher frequency Rebif, showed a significant reduction in frequency of relapses and MRI lesion activity. Following their change in therapy, these patients experienced a 50% relative reduction in the frequency of relapses (p<0.001) and a 22% relative reduction in MRI lesion activity (p=0.022) compared to the previous six months.

       On 19 September 2003, Serono released new data from a long-term assessment of a cohort of patients with RRMS on Rebif therapy. The eight-year extension data come from an open-label follow-up of the PRISMS study, a double-blind, placebo-controlled study that began in 1994 and involved 560 patients at 22 centers in 9 countries. Patients were originally randomized to receive Rebif 44 mcg sc tiw, Rebif 22 mcg sc tiw or placebo. The results support the long-term benefit of Rebif 44 mcg subcutaneously (sc) three times weekly (tiw) in the treatment of RRMS on relapses, disability and MRI outcomes measured, with a favorable risk benefit profile through eight years.

       Serono has registered Rebif for the treatment of MS in the United States, Canada, Australia, all of the countries of the European Union, as well as many other countries.

Licensing Arrangements

       Serono seeks to expand its neurology franchise though selected licensing arrangements.

Novantrone

       In December 2002, a member of the Serono Group completed a license and commercialization agreement with Amgen, pursuant to which it acquired the rights to sell the MS and oncology drug Novantrone in the United States. Novantrone is a topoisomerase II inhibitor, which acts by inhibiting DNA replication in dividing cells. The drug is approved in the United States for secondary progressive, progressive relapsing and worsening relapsing-remitting MS and for certain forms of cancer and has orphan drug status protection in the United States until October 2007. In March 2003, a member of the Serono Group entered into an agreement with OSI Pharmaceuticals pursuant to which OSI will market and promote Novantrone in the United States for its approved oncology indications. Novantrone had U.S. sales of $54.7 million in the first nine months of 2003.

Product Pipeline

       Serono’s product pipeline in the field of neurology includes projects targeted towards improving the delivery of Rebif and discovery projects seeking new approaches to the treatment of MS.

Cladribine

       In October 2002, a member of the Serono Group entered into a worldwide agreement with IVAX to develop and commercialize IVAX’s product, cladribine, as potentially the first orally effective disease modifying treatment for MS. Cladribine is a purine-analogue that disrupts the proliferation of certain white blood-cells, including monocytes and lymphocytes, which are involved in the pathological process of MS. Data from earlier trials suggests that intravenous cladribine may be effective in certain MS patients. Serono has worked with IVAX to establish an oral formulation of cladribine and recently initiated a Phase I clinical trial.

IFNAR-2

       In December 2002, Serono announced that it had successfully completed a Phase I trial with IFNAR-2, the soluble receptor for Type I interferons, including Rebif. IFNAR-2 prolongs the half-life of interferon beta in the bloodstream, which could allow Serono to administer Rebif less frequently to patients, thereby significantly improving patient convenience and compliance.

Breaker Peptide

       In May 1999, a member of the Serono Group entered into an agreement with Axonyx Inc. to license technology relating to peptides having potential to treat diseases associated with accumulations of abnormal forms of proteins, such as Alzheimer’s Disease and prion diseases. Peptide inhibitor of amyloid plaque formation as a potential treatment for Alzheimer’s disease entered a Phase I clinical trial in the first quarter of 2003.

Growth and Metabolism

       Human growth hormone is used in the treatment of growth-related disorders in children and AIDS wasting and growth hormone deficiency in adults. Serono estimates that the worldwide human growth hormone market generated approximately $1.7 billion in sales in 2002, based on publicly reported sales data for Serono’s two products and five competing products.

Growth

       Children may experience growth retardation as a result of a variety of conditions. These include growth hormone deficiency, Turner’s syndrome, a genetic disease that affects girls, and chronic renal failure. Growth hormone deficiency is associated with abnormally low levels of pituitary growth hormone.

Saizen

       Saizen is recombinant human growth hormone. Serono introduced Saizen in 1989, and it is now registered in over 80 countries for the treatment of growth hormone deficiency in children. It is also registered in over 70 countries for treatment of Turner’s syndrome and in over 35 countries for treatment of children with growth failure associated with chronic renal failure. Serono has successfully completed the Mutual Recognition Procedure in Europe for the use of Saizen in the treatment of adult growth hormone deficiency, a condition caused by a reduction in the secretion of growth hormone from the pituitary gland. The use of Saizen as a treatment for adult growth hormone deficiency has been approved in over 20 countries. In 2002 and the first nine months of 2003, Saizen was Serono’s third largest selling product, accounting for $124.0 million (8.7%) and $109.2 million (8.2%) of total product sales, respectively.

       Saizen’s main presentation, 8 mg click.easy, is available in a freeze-dried formulation that is stable at room temperature before reconstitution, and is therefore more easily stored and more convenient for patients than some competing drugs. Because growth retardation primarily affects children and requires long-term treatment with daily injections, delivery systems are a key differentiator among competing products. Saizen is delivered by two innovative delivery devices: one.click (autoinjector) and cool.click (needle-free). One.click enables the needle to be introduced automatically under the skin, significantly reducing the pain of injection. Serono launched one.click in Europe in the third quarter of 2001. Cool.click is a needle-free delivery system and was the first needle-free device to be launched in the United States for use with human growth hormone. Serono launched cool.click in the United States in September 2000 and in Europe in the third quarter of 2002, and it is currently rolling it out worldwide.

       In October 2000, Serono expanded its agreement with Bioject thereby gaining the right to use Bioject’s Vitajet 3 needle-free injection system, which is the basis for cool.click, in all current and future human growth hormone products and indications worldwide. The products include both Saizen and Serostim. In addition, members of the Group obtained exclusive options to use all new technologies developed by Bioject for the delivery of human growth hormone.

Metabolism

       AIDS wasting is defined by the U.S. Centers for Disease Control as involving the loss of 10% or more of the usual body weight of a person with HIV infection. AIDS wasting is associated with decreased survival in AIDS patients. It is believed to be caused by a disturbance in the patient’s metabolism that interferes with the body’s effective use of nutrients. This metabolic disturbance causes the body to break down vital organ and muscle tissue, known as lean body mass, to generate energy while at the same time conserving fat. AIDS wasting is a metabolic condition that is independent of the level of the HIV virus. Clinical data have shown that without critical lean body mass, HIV patients get sick more often and may not live as long as those who are not losing lean body mass.

       Conventional treatments for AIDS wasting, such as appetite stimulants, generally do not help patients regain lean body mass, because they do not treat the underlying metabolic cause of AIDS wasting. Though protease inhibitors, which are used in the treatment of AIDS, can cause patients to gain weight, studies show that a significant percentage of patients on optimal protease inhibitor therapy still suffer from wasting.

Serostim

       Serostim is Serono’s high-dose recombinant human growth hormone formulation which is approved for the treatment of AIDS wasting in the U.S., Japan and 11 other countries. In 2002 and the first nine months of 2003, Serostim was Serono’s fourth largest selling product, accounting for $95.1 million (6.7%) and $65.9 million (4.9%) of total product sales, respectively.

       Serostim reverses the underlying metabolic disturbance that occurs in AIDS wasting through its protein building and protein sparing activity, which promotes a significant increase in patient lean body mass and weight. It remains the only available product with these effects whose safety and efficacy for treating AIDS wasting has been proven in a double-blind, placebo-controlled setting. In 2002, Serono obtained the results of a study of over 750 patients that confirmed that Serostim improved physical performance, increased lean body mass and decreased truncal fat.

       Serostim is also the first and only biotechnology-derived drug approved for AIDS wasting by the FDA. In August 2003, following completion of a multi-center, placebo-controlled study, the U.S. FDA granted Serostim full approval for treatment of AIDS wasting, replacing the accelerated approval that had been granted in 1996. The European Union has granted Serostim orphan drug status through September 2010. In June 2001, a member of the Group filed an application for marketing approval of Serostim in the European Union. In April 2003, the Committee for Proprietary Medicinal Products, or CPMP, recommended not granting initial marketing authorization for Serostim for treatment of AIDS wasting in the European Union. The CPMP re-confirmed its negative opinion on 3 September 2003. The Group is continuing to assess the next steps to take regarding marketing authorization for Serostim in the European Union. During 2001, Serono received FDA clearance for a needle-free device, SeroJet, to deliver Serostim. SeroJet was developed in partnership with Bioject under the exclusive licensing agreement that a member of the Group entered into in October 2000. Serono launched SeroJet in the United States in February 2002.

Product Pipeline

       HIV-Associated Adipose Redistribution Syndrome, or HARS, is an abnormal accumulation of truncal adipose tissue (including visceral fat) in people infected with HIV. It is a rare condition and is a subset of abnormal disorders of fat distribution and altered metabolism often called HIV-related lipodystrophy. In a 228-patient, double-blind, placebo-controlled study in this indication, Serostim therapy significantly reduced visceral adipose tissue, truncal fat and dyslipidemia. Serono filed for Orphan Drug Status in this indication in the United States in February 2003.

       In December 2002, Serono commenced a Phase I clinical trial on pegylated growth hormone releasing factor, which has the potential to treat conditions related to growth hormone deficiency.

Psoriasis

       In addition to strengthening its existing core therapeutic areas, Serono’s strategy is to expand its product offerings into new niche markets. As part of that strategy, in August 2002, a member of the Group entered into an agreement with Genentech to develop and market a psoriasis drug called Raptiva. Under Serono’s agreement, Serono has the exclusive license to develop and market Raptiva worldwide, except in the United States and Japan. Serono will also collaborate with Genentech and its U.S. partner Xoma (US) on co-developing other indications for Raptiva.

       Psoriasis is a chronic autoimmune disease that affects approximately 7.2 million people in Europe and approximately 4.5 million people in the United States. Approximately one third of these patients have moderate or severe forms of this disease. The disease is characterized by the abnormal growth of new skin cells, resulting in thick, red, scaly, inflamed patches. Psoriasis can be limited to a few spots or involve extensive areas of the body. While some current treatments for psoriasis may help control the symptoms of the disease, their benefits are not long-lasting and they may be associated with serious side-effects. There is no known cure for the disease.

Raptiva

       Raptiva is a humanized monoclonal antibody designed to inhibit three key inflammatory processes in the series of events that are associated with psoriasis. It is administered subcutaneously once per week. Serono filed an application for approval of Raptiva for moderate to severe psoriasis in Europe in February 2003. Serono also filed in Switzerland and Norway in the first quarter of 2003, Canada and Australia in the second quarter 2003, and expects to file for further approval in other countries in 2004 in the territory countries covered by Serono’s agreement. Genentech and Xoma filed a Biologics License Application with the U.S. FDA for approval of Raptiva in psoriasis in December 2002 and received U.S. FDA approval in October 2003.

TBP-1

       TBP-1 or onercept is an inhibitor of tumor necrosis factor alpha, which is a cytokine that can cause irreversible damage to organs when secreted in excessive amounts by people with inflammatory and other diseases. Following the announcement of positive Phase II results for TBP-1 in psoriasis in June 2003, Serono plans to initiate a multicenter, multinational Phase III study late in 2003.

IL-18bp

       In 2002, Serono completed Phase I studies of Interleukin-18 binding protein, or IL-18bp, a potential treatment for psoriasis and rheumatoid arthritis. It initiated a Phase IIa study in psoriasis in the third quarter of 2003.

Research and Development

       Research and development is vital to Serono’s ability to continue to grow its business. Serono employs currently approximately 1,300 research and development personnel, and its R&D expenses were 23.6% of its total revenues for the nine months ended 30 September 2003 (23.2% in 2002). R&D efforts are spearheaded by Serono’s scientists at the Serono Pharmaceutical Research Institute in Geneva, Serono Reproductive Biology Institute in Boston, Genset in Evry, France and Istituto di Ricerca Cesare Serono and Istituto di Ricerche Biomediche “Antoine Marxer” RBM in Italy,

with important contributions provided under collaborative arrangements with other biotechnology companies and institutions, particularly the Weizmann Institute of Science in Israel. Serono’s discovery group at the Serono Pharmaceutical Research Institute focuses on drug discovery in neurological diseases like MS, autoimmune diseases and wasting. The Serono Reproductive Biology Institute concentrates on reproductive health and related clinical indications. Genset focuses on genomics research. During 2000, 2001 and 2002, Serono spent $263.2 million, $308.6 million and $358.1 million, respectively, on research and development. For the nine months ended 30 September 2003, Serono spent $343.6 million on research and development.

       As a leader in the field, Serono is committed to taking full advantage of the opportunities presented by biotechnology. Serono is concentrated on establishing state-of-the-art skills in those technologies that will significantly enhance its ability to deliver innovative products to specialist markets. Serono’s R&D efforts are focused on two primary goals:

•	pursuing drug discovery efforts that may lead to products in new therapeutic areas; and

•	strengthening Serono’s key therapeutic areas through new products and line extensions.

       An integral part of Serono’s research and development programs is the development of more patient-friendly drug delivery systems. Because most of the Group’s products must be injected under the skin, Serono believes easier and less painful drug delivery systems will promote patient compliance and product loyalty.

Pursuing Drug Discovery

       Serono is actively seeking new therapies for new indications. Its molecular biologists are using DNA sequencing and identification technologies to identify new drug targets in the human genome. Serono can monitor the genes expressed in a cell at a particular time by integrating data from gene chips, gene filters and serial analysis of gene expression. Working with clinical groups around the world, Serono is able to use its data to identify how genes are expressed in connection with different diseases. By understanding how genes are expressed in connection with different diseases, it identifies points of intervention at which molecules may alter the progression and development of the diseases. Serono then determines whether the point of intervention would be best addressed through the use of protein therapeutics or therapies using smaller molecules.

       Advances in chemistry, screening technology and robotics allow Serono to rapidly test a multitude of compounds to see if any one of the compounds may be used to treat a given disease process. Serono uses high throughput screening and combinatorial chemistry techniques to try to identify small molecules that may have beneficial therapeutic effects on targeted disease processes.

       High throughput screening is a technique for quickly screening many possible treatments for a specified condition. The process starts by selecting a type of cell that will react in accordance with a specified disease process. To do this Serono often genetically modifies cells to give them the characteristics it desire. It then selects a large number of small, simple molecules that it believes may have a positive therapeutic effect on the disease process. The cells are then exposed to the different molecules, and Serono selects those that, based on their effect on the cells, appear to hold the greatest promise as future therapies. Once Serono has narrowed the field of potential molecules, using combinatorial chemistry techniques it modifies them in different ways to determine whether a slightly different structure of the same basic molecule may have a more powerful effect on the disease process. It then assesses whether the molecules it has identified are appropriate for preclinical trials.

       Serono’s research has helped it to identify several potential new therapeutic compounds:

•	An orally active small molecule inhibitor of apoptosis, which is an inhibitor of JNK, is in preclinical development as a potential treatment for MS and inflammatory conditions.

•	A chemokine inhibitor with promising activity in a MS model entered preclinical development in 2001.

•	An orally active low molecular weight oxytocin receptor antagonist with potential as a treatment for premature labor entered preclinical development in 2001 and Phase I in 2003.

•	A prostanoid FP receptor antagonist with potential as a treatment for premature labor entered preclinical development in 2003.

•	A protein tyrosine phosphatase 1b inhibitor with potential as a treatment for diabetes and obesity entered preclinical development in 2003.

•	A matrix metalloprotease inhibitor with potential as a treatment for MS is currently in pre-clinical development.

•	A non-competitive MEK inhibitor, which could potentially be developed as a treatment for pancreatic cancer and melanoma, has shown great activity in animal models.

•	Osteopontin, a molecule to remyelinate damaged neurons, is currently in pre-clinical development and could become a treatment for MS.

       In September 2002, Serono significantly increased its drug discovery capability through its acquisition of Genset S.A. Genset provides Serono with leading expertise in the linkages between genes and diseases, a strong scientific team, an extensive cDNA library of secreted proteins and an integrated technology platform in bioinformatics, genetics, biostatistics and therapeutic genomics.

       Serono is also enhancing its discovery capabilities by entering into strategic research partnerships with several leading companies in the field of small molecule drug discovery, including:

       Vertex Pharmaceuticals. In December 2000, a member of the Group entered into a collaboration agreement with Vertex Pharmaceuticals pursuant to which the companies will collaborate to discover, develop and market caspase inhibitors. Caspase inhibitors are a class of compounds with the potential to treat serious neurological and inflammatory diseases. Vertex is a leader in the field of chemogenomics, which unites genomic information, structural biology and computational chemistry with other aspects of drug discovery. Under the terms of the agreement, the companies will provide certain research funding and Serono and Vertex will share development costs. Serono will form a joint venture with Vertex for the commercialization of caspase inhibitors in the United States and Canada, and Serono will have exclusive rights to market the products outside the United States and Canada, Japan and certain other countries in the Far East. In January 2002, Vertex announced that it had advanced a lead compound, VX-799, into preclinical development. Serono holds an option to develop and commercialize VX-799 in those countries where it has exclusive rights and, as part of a joint venture with Vertex, in the United States and Canada.

       Inpharmatica. In July 2001, a member of the Group entered into an agreement with Inpharmatica Ltd, focused on the discovery of novel protein therapeutics. Inpharmatica’s scientists predict protein function using sequence and structure relationships of proteins (structural bioinformatics), thereby providing a rational basis for the identification of novel drug targets. Under the terms of the agreement, Serono will provide research funding and it will have the right to select an unlimited number of proteins for clinical development and eventual commercialization. Serono also has the right to develop antibodies and small molecules against protein targets identified by Inpharmatica. In January 2003, Serono agreed to expand the size and scope of its collaboration to apply Inpharmatica’s technology platform to additional protein families and proprietary genomic sequence data. Under the terms of this expansion, Inpharmatica will receive additional research funding and, as under the July 2001 agreement, milestone and royalty payments based on the development and sale of products arising from the collaboration.

       ZymoGenetics. In September 2001, a member of the Group entered into an exclusive co-development and commercialization agreement with ZymoGenetics. ZymoGenetics’ scientists identified two molecules, termed TACI and BCMA, as key regulators of the human immune system. Serono’s activities will focus upon the development of one or more products based upon these molecules for the treatment of autoimmune diseases involving the overproduction of autoantibodies. Serono is currently focused on a modified form of the TACI molecule, TACI-Ig, a fusion protein inhibitor of B-cell activation, which represents a novel therapeutic approach to treating autoimmune diseases such as systemic lupus erythematosus, rheumatoid arthritis, and potentially other diseases such as non-Hodgkin’s lymphoma; this molecule moved into Phase I clinical development in the third quarter of 2003. Under the terms of the agreement, ZymoGenetics could receive license fees and milestone payments linked to the development and approval of products, as well as royalties on product sales. Serono will share most costs of research and development with ZymoGenetics and ZymoGenetics will have an option to co-promote any derived products in the United States and Canada. The exclusive right to market products in the remainder of the world will remain with the Group, and Serono will manufacture all products for both clinical trials and commercial sale.

       Celera Genomics. In December 2001, a member of the Group entered into a multi-year agreement with Celera Genomics to gain access to their genomic databases.

       Cellular Genomics. In October 2002, a member of the Group entered into a collaborative research agreement with Cellular Genomics. Under the terms of the agreement, Cellular Genomics will apply its chemical genetics technologies to four target kinases that Serono has selected and will map clinically important kinase signaling pathways. Protein kinases regulate critical pathways involved in cell growth, activation and death. They have been implicated in a number of diseases, including cancer and autoimmune/ inflammatory diseases. Under the agreement, Cellular Genomics received an upfront fee and will receive a series of milestone payments over two years, and Serono has the right to acquire licenses to intellectual property arising from the collaboration.

       Regeneron. In December 2002, a member of the Group entered into an agreement with Regeneron Pharmaceuticals Inc. under which Regeneron will use its proprietary Velocigene Technology platform to provide Serono with knock-out and transgenic models of gene function. Under the terms of the agreement, Serono will pay Regeneron up to $3 million annually for up to five years.

Drug Delivery

       The value of protein therapeutics can be greatly enhanced by improved delivery systems. These systems may be able to provide alternatives to injection or reduce the frequency of injections. Because many of the Group’s products, such as Rebif, Gonal-f, Saizen and Serostim, must be administered frequently and Saizen is used mostly for children, Serono believes that many of its potential customers would consider the ease of administration to be an important factor when selecting between the Group’s products and those of its competitors. As a result, Serono has set up its own drug delivery laboratory and has established major collaborations with specialist drug delivery companies on projects designed to improve the delivery of all of its major protein and peptide products.

       Alkermes. In December 1999, a member of the Group entered into an agreement with Alkermes for development of its ProLease drug delivery system for use with r-FSH, the active principle in Gonal-f. ProLease encapsulates a compound in biodegradable microspheres, thereby creating an extended-release formulation of the compound. A member of the Group has an exclusive worldwide license for the product under development in return for the payment of royalties and milestones upon the occurrence of specified events. Serono has successfully completed Phase I clinical trials with r-FSH microencapsulated using the Alkermes delivery system. Serono is currently preparing for a Phase II study.

Strengthening Key Therapeutic Areas

       Novel protein therapeutics were the first benefits provided by biotechnology, beginning with the replacement of naturally derived hormones and cytokines with biotechnology-derived proteins. With its production of recombinant fertility hormones, growth hormones and interferon beta, Serono is at the forefront of these developments.

Reproductive Health

       Serono is currently seeking registrations in additional countries of its two recombinant gonadotropins, Ovidrel and Luveris, and also is seeking additional registrations for a multi-dose formulation of Gonal-f in several countries. Serono has successfully completed Phase I clinical trials with r-FSH microencapsulated using the Alkermes delivery system. Serono is currently preparing for a Phase II study. In the first half of 2003, Serono initiated a Phase II study with recombinant LIF protein, which is being developed to reduce embryo implantation failure.

       In July 2002, a member of the Group entered into an exclusive worldwide agreement with AstraZeneca pursuant to which Serono has the right to develop, register and market the aromatase inhibitor anastrozole in ovulation induction and improvement of follicular development. Serono commenced a Phase II trial of the drug in this indication in the first quarter of 2003. Anastrozole is an oral aromatase inhibitor, which acts by blocking the synthesis of estrogen and thereby improving ovulation. It is currently sold by AstraZeneca under the trade name Arimidex for the treatment of breast cancer in approximately 100 countries worldwide.

Neurology

       In March 2002, the FDA approved Rebif on the basis that it had been shown to be clinically superior in the reduction of exacerbations at 24 weeks. 48-week data from the EVIDENCE study showed that 62% of patients who received Rebif did not have a relapse compared to 52% of Avonex-treated patients. Rebif patients had a 19% relative increase in remaining free of relapses over the 48 weeks compared to Avonex patients. Rebif patients also had a 30% reduction in the rate of occurrence of first relapse during 48 weeks relative to Avonex patients. Final 63-week data from the EVIDENCE study showed that 56% of patients who received Rebif did not have a relapse compared to 48% of Avonex patients. Rebif patients had a 17% relative increase in remaining free of relapses over the 63 weeks compared to Avonex patients. The 12-month data from the EVIDENCE study, which showed the superiority of Rebif 44 mcg 3 times per week over Avonex 30 mcg once per week in reducing exacerbations, were published in the November 2002 issue of Neurology.

       In October 2002, a member of the Group entered into a worldwide agreement with IVAX to develop and commercialize IVAX’s product, cladribine, as potentially the first orally effective disease modifying treatment for MS. Cladribine is a purine-analogue that disrupts the proliferation of certain white blood-cells, including monocytes and lymphocytes, which are involved in the pathological process of MS. Data from earlier trials suggest that intravenous cladribine may be effective in certain MS patients. Serono has worked with IVAX to establish an oral formulation of cladribine and recently initiated a Phase I clinical trial.

       In December 2002, Serono announced that it had successfully completed a Phase I trial with IFNAR-2, the soluble receptor for Type I interferons, including Rebif. IFNAR-2 prolongs the half-life of interferon beta in the bloodstream, which could allow Serono to administer Rebif less frequently to patients, thereby significantly improving patient convenience and compliance.

       In May 1999, a member of the Group entered into an agreement with Axonyx Inc. to conduct preclinical development and trials of Axonyx’s patented peptides identified by their platform peptide technology as showing potential to treat neuro-degenerative diseases, such as Alzheimer’s Disease and prion-related diseases that are associated with accumulations of abnormal forms of proteins. A peptide inhibitor of amyloid plaque formation as a potential treatment for Alzheimer’s disease was taken to a Phase I clinical trial in this indication in March 2003.

Growth and Metabolism

       In a double-blind, placebo-controlled trial in HARS/lipodystrophy, Serostim therapy significantly reduced visceral adipose tissue, truncal fat and dyslipidemia. Serono filed for Orphan Drug Status in this indication in the United States in February 2003.

       In December 2002, Serono commenced Phase I clinical trials on pegylated growth hormone releasing factor, which has the potential to treat conditions related to growth hormone deficiency.

Other Products Under Development

       Interferon beta, human growth hormones and fertility hormones are natural proteins, several of which have multiple biological functions. As a consequence, some of Serono’s therapeutic proteins have the potential for beneficial effects in additional disease indications.

       Interferon beta. Serono is conducting clinical trials with interferon beta-1a in two additional diseases. It has recently completed an early Phase II trial in ulcerative colitis. Serono is also conducting a Phase III trial of interferon beta-1a for the treatment of Asian patients suffering from chronic hepatitis C.

       Efalizumab. The human monoclonal antibody efalizumab, which the Company expects to begin marketing under the name Raptiva for psoriasis, may also be useful for treating psoriatic arthritis. A Phase II trial is currently being conducted in this indication.

       TBP. An early Phase II study of TBP-1 or onercept for the treatment of Crohn’s disease has recently been completed.

       IL-6. Based on pre-clinical work, Serono is planning a Phase II study of r-IL-6 (atexakin alpha) in neuropathy.

       IL-18bp. Serono has recently completed Phase I studies of IL-18bp. It is currently preparing a Phase IIa study in rheumatoid arthritis.

Products and Product Pipeline

Product Type	Trade Name	Indications	Status as of 30 September 2003

Recombinant human follicle stimulating hormone (r-hFSH)	Gonal-f	Female infertility	Approved in E.U., U.S. and 76 other countries
	Gonal-f	Male infertility — hypogonadotropic hypogonadism	Approved in E.U., U.S. and 41 other countries
	Gonal-f	Multi-dose formulation	Approved in E.U. and U.S. and 32 other countries
	Gonal-f	Fill by mass formulation	Approved in E.U. and 23 other countries
Microencapsulated r-FSH	*	To reduce the frequency of administration of r-hFSH	Phase I clinical trial
Recombinant human luteinizing hormone (r-hLH)	Luveris	Severe FSH and LH deficiency	Approved in E.U. and 34 other countries
Recombinant human chorionic gonadotropin (r-hCG)	Ovidrel/ Ovitrelle	Female infertility/ ovulation induction and use in assisted reproductive technology	Approved in E.U. and U.S. and 32 other countries

Product Type	Trade Name	Indications	Status as of 30 September 2003

Cetrorelix (GnRH antagonist)	Cetrotide	Premature ovulation prevention	Approved in E.U., U.S. and 61 other countries.
Progesterone gel	Crinone	Luteal phase support	Approved in U.S., 13 European countries and 27 other countries
Anastrozole (aromatase inhibitor)	*	Ovulation induction and improvement of follicular development	Phase II clinical trial
Recombinant human growth hormone (r-hGH)	Saizen	Growth hormone deficiency	Approved in 81 countries
	Saizen	Growth hormone deficiency in adults	Approved in 13 E.U. countries and 30 other countries
	Saizen	Growth failure due to Turner’s syndrome	Approved in 72 countries
	Saizen	Growth failure associated with chronic renal failure	Approved in 37 countries
Recombinant human growth hormone (r-hGH) high dose	Serostim	AIDS wasting (cachexia)	Approved in U.S., Japan and 11 other countries
	Serostim	HARS/Lipodystrophy	Phase II/III clinical trial, Filed for Orphan Drug Status in U.S.
Recombinant human interferon1a (r-IFN-ß1a)	Rebif	Relapsing or remitting multiple sclerosis	Approved in E.U., U.S. and 66 other countries
	*	Multiple sclerosis	Approved in 29 countries
	*	Ulcerative colitis	Phase II clinical trial
	*	Chronic hepatitis C in Asian patients	Phase III clinical trial
Topoisomerase II inhibitor	Novantrone	Multiple sclerosis, certain cancers	Rights to commercialize approved product in U.S.
Efalizumab	Raptiva	Psoriasis	Filed in E.U. and 6 other countries
	Raptiva	Psoriatic arthritis	Phase II clinical trial
Onercept 1 (r-TBP-1)	*	Crohn’s disease	Phase II clinical trial
	*	Psoriasis	Phase II clinical trial
Soluble type I interferon receptor (IFNAR-2)	*	To increase the half-life of r-IFN-ß1a in multiple sclerosis	Phase I clinical trial
Cladribine	*	Multiple sclerosis	Phase I clinical trial
Emfilermin (r-LIF)	*	Embryo implantation failure	Phase II clinical trial
Recombinant interleukin-18 binding protein (r-IL-18bp)	*	Rheumatoid arthritis	Phase I clinical trial
	*	Psoriasis	Phase II clinical trial
Pegylated GHRF	*	Conditions related to growth hormone deficiency	Phase I clinical trial
Atexakin alpha (r-IL-6)	*	Neuropathy	Phase II clinical trial (planned)
Breaker peptide	*	Alzheimer’s disease	Phase I clinical trial
JNK inhibitor	*	Multiple sclerosis	Preclinical
	*	Inflammatory conditions	Preclinical
Chemokine inhibitor	*	Multiple sclerosis	Preclinical
FSH-LH chimera	*	Female infertility	Preclinical
Oxytocin receptor antagonist	*	Pre-term labor	Preclinical

Product Type	Trade Name	Indications	Status as of 30 September 2003

Prostanoid FP receptor antagonist	*	Pre-term labor	Preclinical
PTP1b inhibitor	*	Diabetes and obesity	Preclinical
TACI-Ig	*	Autoimmune conditions	Phase I clinical trial
Type 1 5-alpha reductase inhibitor	*	Acne	Phase I clinical trial
Pegylated interferon beta	*	Anti-viral	Phase I clinical trial
Iturelix nanospheres (GnRH antagonist)	*	Prostate cancer and BPH	Preclinical

*	Trade name not yet determined

Sales and Marketing

       Serono has marketing, sales and distribution organizations based in Europe and the United States, and it employs currently a sales and marketing force of 1,900 people worldwide. Because the Group focuses on niche markets with a limited number of prescribing physicians, Serono believes that its sales force can efficiently penetrate each of its target markets. In general, the Group’s products are sold to wholesale distributors or directly to pharmacies or medical centers. Serono utilizes common pharmaceutical company marketing techniques, including physician detailing, advertising, targeting opinion leaders and other methods. Serono also employs marketing strategies specific to its individual product lines.

Reproductive Health

       Serono focuses its reproductive health marketing efforts on educating and informing reproductive endocrinologists about treatment options for infertility. To supplement its sales efforts, it also works in partnership with leading fertility specialists to coordinate and support clinical trials in order to develop efficacious and convenient new treatment options and further refine current treatment techniques to improve the chances of pregnancy for infertile couples.

       For many years, Serono has supported the development of comprehensive information resources on the Internet. One example is www.ferti.net, a worldwide fertility network dedicated to the science and practice of assisted fertilization and human reproduction. This website offers in-depth information to fertility specialists, health care professionals and couples interested in learning more about infertility and its current treatments. Among many other services, www.ferti.net provides registered visitors with free access to Ferti.Magazine, a monthly on-line scientific publication edited by a panel of internationally recognized fertility specialists.

       Serono also has a number of ongoing initiatives that are designed to support access to infertility treatment. Serono has implemented BABIES, an infertility benefit assessment software program aimed at helping employers and health plans develop a cost-effective infertility benefit and manage it effectively with guidelines for infertility treatment. In particular, Serono uses this software in the U.S. in its discussions and negotiations with managed care providers. Serono also has an exclusive distribution agreement with CostDoctor, Inc. to make this activity-based costing software available to reproductive endocrinologists and fertility specialists in the U.S. The CostDoctor software can help medical practices control escalating costs, manage declining reimbursements, determine managed care contract value and increase practice productivity. In several major markets, including the United States, Germany, Spain and the UK, Serono has performed pharmaco-economic study programs to demonstrate the cost benefit of recombinant products versus urine-derived preparations. This activity supports Serono’s strategy to help establish and maintain reimbursement for its products. For those patients in the United States who are not eligible for reimbursement, do not have appropriate insurance coverage and are unable to pay for the treatment themselves Serono has a

Compassionate Care program. This program helps provide patients that meet certain criteria with access to Serono’s infertility products at no cost.

       In June 2002, FertiQoL was officially launched by representatives from the European Society for Human Reproduction and Embryology, the American Society for Reproductive Medicine, and Serono, with endorsement from the International Consumer Support for Infertility, a major worldwide patient support group. FertiQoL is the first global initiative to measure quality of life in patients undergoing infertility treatment. The aim of the FertiQoL initiative is to develop an internationally validated and locally applicable tool to measure quality of life, which will be available to healthcare professionals and patient groups worldwide.

Neurology

       Serono’s multiple sclerosis marketing efforts vary depending on the key prescribers in each market. In certain markets Serono focuses on leading neurologists that specialize in MS. In other markets it focuses on general neurologists.

       In the United States, Serono sells Rebif directly through its own sales force and, since October 2002, through a sales force operated by Pfizer Inc. under a copromotion agreement under which Serono has agreed to share U.S. marketing and development costs. Pfizer has strong ties to the MS prescribing community in the United States as it already has an established neurology franchise. The dedicated sales forces of the two companies provide Rebif with significantly greater reach and frequency than Serono’s competitors in the United States.

       In the United States, the majority of MS prescriptions have historically been written by specialists. However, general neurologists and community-based neurologists are accounting for an increasing share of MS prescriptions. Serono’s agreement with Pfizer allows it to contact a much larger proportion of this expanded prescriber base more frequently than Serono would have been able to contact acting alone. In addition, Serono expects that Pfizer’s presence in the neurology therapeutic area will help Serono to more quickly and effectively distribute the message of Rebif’s attributes.

       Serono is committed to continuing medical education programs which examine the latest developments in MS, including research and treatments. Serono’s programs include faculty members striving to broaden the scope of treatment protocols to address all aspects of the disease and helping medical professionals learn more about ways to offer the highest level of patient care.

       Serono’s online continuing medical education, or CME, curriculum combines timely, insightful content with the convenience of home or workplace study. Courses are available to anyone wishing to participate. Physicians, nurses and pharmacists can earn CME credit by completing the registration form at the beginning of each CME course.

       In October 2002, Serono initiated a direct-to-consumer campaign in the United States, including a celebrity endorsement. Another important initiative directed at MS patients is the www.mslifelines.com website. Through MS LifeLines, patients can get access to reimbursement support, injection training and ongoing therapy support. MS LifeLines offers patients the option to receive ongoing updates and information about MS and Rebif. MS LifeLines can also provide them with a complimentary Rebiject. The Rebiject is a device designed for exclusive use with Rebif and may help ensure proper injection technique. Serono also organizes Living with MS seminars where patients can speak with an experienced physician and hear from MS community ambassadors about positive living strategies. A toll-free number is also available to patients.

Growth and Metabolism

Growth

       Serono focuses its marketing of growth products on capturing new patients, since patient loyalty is particularly strong in this market. To do this Serono targets pediatric endocrinologists and leading pediatricians in clinics and treatment centers. It is also developing new drug delivery devices for use in this market where patient convenience is particularly important. In September 2000, Serono launched cool.click, a needle-free delivery system for Saizen, which is the first needle-free delivery system for human growth hormone in the United States and Canada. Serono launched cool.click in Europe in the third quarter of 2002 and are currently rolling it out worldwide.

Metabolism

       Serono’s sales and marketing efforts for its AIDS wasting product focus on HIV/AIDS treating physicians and their staff and nurses working with the patients. In addition to focusing on the therapeutic benefits of Serostim, all of Serono’s sales and marketing effort is directed toward education about AIDS wasting.

       Serono also engages in patient-advocacy efforts. A large number of Serostim patients have received reimbursement support via Serono’s medical reimbursement specialists who work one-on-one with each patient to secure access to and insurance coverage for Serostim. However, during 2002 state-based reimbursers in the United States continued to impose restrictions on the use of Serostim. In some states these restrictions include requiring prescribers to obtain prior authorization before starting a patient on Serostim treatment.

       Due to the apparently enlarging gap between demand data and ex-factory sales, investigations were initiated by both Serono and the relevant authorities to try and discover the cause of this discrepancy. As a result of these investigations, Serono determined that there were several causes of this discrepancy, including circulation of counterfeit Serostim in the market, potential diversion of the product and an active secondary source market in the product. In order to address this issue, Serono implemented the Serostim Secured Distribution Program, or SSDP, in the United States in October 2002. This program is designed to track and manage Serostim through the distribution process to ensure that patients who require Serostim receive the genuine product on a timely basis. The program restricts distribution of Serostim to a group of contracted network pharmacies. Through this program Serono is able to track each individual box of Serostim from Serono to the contracted network pharmacy. Serono is working closely with individual state agencies to monitor the program’s effectiveness. These individual states are using SSDP in their efforts to eliminate potential fraud and abuse within their own systems.

       In 2001, Serono received FDA approval for a needle-free delivery device for Serostim. This device is called Serojet and was launched in the U.S. market in February 2002.

Manufacturing

       Serono’s principal manufacturing facilities are located in Aubonne and Corsier-sur-Vevey (Switzerland); Bari (Italy); Tres Cantos (Spain); and Ness-Ziona (Israel). Serono has created manufacturing centers that specialize in different phases of the production process. For certain key products, it has two production facilities available to ensure continuity of supply in the event of contamination, catastrophe or other unforeseen events at one of Serono’s facilities.

Competition

       The Group faces competition, and believes significant long-term competition can be expected, from pharmaceutical companies and pharmaceutical divisions of chemical companies as well as from biotechnology companies. Serono expects this competition to become more intense as commercial applications for biotechnology products increase.

       The introduction of new products or the development of new processes by competitors or new information about existing products may result in price reductions or product replacements, even for products protected by patents. In certain markets, such as Latin America, there is limited patent protection available for Serono’s products as a result of the historical weakness of the patent law system. However, Serono believes its competitive position is enhanced by its commitment to research leading to the discovery and development of new products and manufacturing methods. Other factors which should help Serono address competition include ancillary services provided to support its products, customer service and dissemination of technical information to prescribers of its products and to the health care community, including payers.

       In the long term, Serono and its collaborators ability to successfully market current products, expand their usage and bring new products to the marketplace will depend on many factors, including but not limited to the effectiveness and safety of the products, regulatory agencies’ approval for new products and indications, the degree of patent protection afforded to particular products, and the effect of the managed care industry as an important purchaser of pharmaceutical products.

Generic Drugs

       Generic products are typically sold at a lower price than Serono’s products because producers of generic drugs do not have to incur research and development costs. Therefore, there is increasing pressure on the applicable regulatory entities in both the European Union and the United States to make it easier for pharmaceutical producers to gain approval for generic drugs, including generic recombinant drugs. Serono’s urine-derived reproductive health products already face increased competition from generic products.

Drug Delivery Systems

       A growing area of competition in the biotechnology industry results from developments in drug delivery systems — the manner in which drugs are delivered into the human body and the processes by which drugs are time-released into the blood stream once they have been delivered into the human body. Easier and less painful drug delivery systems promote patient compliance and usage and are, therefore, more marketable. Several of Serono’s competitors sell autoinjection devices that facilitate self-administration of their treatments. Serono will face increased competition from drugs that have drug delivery systems that may be more patient-friendly than its own.

Reproductive Health

       Serono’s reproductive health products compete with Organon’s recombinant FSH, Puregon, which is marketed as Follistim in the United States. Its products also compete with generic products, including Ferring Pharmaceutical’s Menopur, Menogon, which is marketed as Repronex in the United States, and Bravelle as well as with Institut Biochimique’s Fostimon and Merional. Ovidrel is currently the only recombinant source of hCG available. However, Ovidrel competes with urine-derived sources of hCG. Luveris is currently the only recombinant source of LH and became available in 2001 in certain European countries, but is not yet approved in the U.S. In countries in which it is available it competes with urine-derived human menopausal gonadotropins, which are impure preparations of both FSH and LH, including Serono’s own product Pergonal. Crinone competes with other progesterone products; however it is the only preparation available as a non-injectable formulation that is labelled for assisted reproductive technologies, except in the United States where Columbia Laboratories markets Prochieve to certain obstetricians and gynecologists.

Neurology

       Rebif competes with interferon beta-1b, which is sold by Schering AG or its affiliate Berlex in Europe under the brand name Betaferon and is sold by these companies in the United States and Canada under the name Betaseron. In addition, Rebif competes with Avonex, an interferon beta-1a product sold by Biogen Idec (formerly Biogen). During 2001, Serono completed the EVIDENCE study involving 677 patients in a head-to-head trial comparing the high dose of Rebif with the standard dose of Avonex. The positive results of this trial were the basis for FDA approval in March 2002 to sell Rebif in the United States for relapsing forms of the disease ahead of the expiration of Avonex’s orphan drug status for the same use in mid-2003. Serono has exclusive rights to market Novantrone in the United States for advanced forms of MS, which Serono believes provides the Group with a marketing advantage in the Untied States. Rebif also competes with Copaxone in the United States, Europe and certain other countries for the treatment of RRMS. A number of other companies are working to develop products to treat multiple sclerosis that may in the future compete with Rebif.

Growth and Metabolism

       Growth. Saizen competes with human growth hormone products produced by companies such as Eli Lilly, BioTechnology General, Novo Nordisk, Pharmacia and Genentech. The competition in this market is intense, because different human growth hormone products are substantially chemically identical. As a result, it is difficult for one product to differentiate itself. One way that Serono differentiates its product is through drug delivery systems. However, many of Serono’s competitors now also offer patient-friendly delivery systems for their products.

       In addition to the presence of competing products in the growth retardation market, Serono believes that competition in this market is enhanced by the fact that parents show considerable brand loyalty once they have selected a product for treatment of their child. As a result, much of the competition between pharmaceutical companies in this market must focus on the relatively small number of new patients beginning treatment each year.

       Metabolism. Orphan Drug Protection for Serostim in the United States expired in August 2003. Serono’s competitors may now seek approval of applications for their products in the United States for AIDS wasting indications. The appetite stimulant Megace, which is marketed by Bristol-Myers Squibb, and Marinol, which is marketed by Roxane Laboratories, are the only other drugs currently approved for the treatment of AIDS wasting in the United States. In addition, Serostim competes with weight-promotion drugs that are used off-label in AIDS wasting, such as other appetite stimulants and anabolic steroids.

Government Regulation

       Serono’s research, preclinical testing, clinical trials, facilities, manufacturing, labelling, pricing and sales and marketing are subject to extensive regulation by numerous governmental authorities in the European Union, the United States, Switzerland and other jurisdictions. The levels of expenditure and the laboratory and clinical information required for regulatory approval are substantial and obtaining such approval can require a number of years. The results generated through laboratory and clinical studies conducted worldwide may be used in most countries for the registration of products. However, country-specific regulations, such as in Japan, and possible genetic differences among populations may force Serono to tailor some studies to specific countries, causing additional delays and expense in the registration process. Serono cannot sell its products in a given jurisdiction without first obtaining regulatory approval to do so. The success of its current and future products will depend in part upon obtaining and maintaining regulatory approval to market them for approved indications in the European Union, the United States and other markets. The regulatory approval process is lengthy and complex in the European Union, the United States and other jurisdictions. Serono cannot be sure that it will obtain the required regulatory approvals on a timely basis, if at all, for any of the products it is developing. Even if it obtains regulatory approval, both its manufacturing processes and its marketed products are subject to continued review. Later discovery of previously unknown issues with Serono’s products or manufacturing processes may result in restrictions on these processes, and may ultimately lead to withdrawal of the products from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of the products Serono has in development.

       The European Union requires anyone seeking to market a medicinal product for human use to obtain approval of a Marketing Authorization Application, or MAA. Currently, two main regulatory authorization processes coexist in the European Union. Medicinal products of significant therapeutic interest or constituting a significant innovation undergo a centralized assessment procedure for marketing authorizations valid in all European Union member states, which is administered by the European Medicines Evaluation Agency, or EMEA. This procedure is applicable to drugs that fall within the definition of “high technology medicines,” and includes all new biotechnology products. Under this procedure, the CPMP, has 210 days, or a longer period if further information is required, to give its opinion to the EMEA as to whether a marketing authorization should be granted. The European marketing authorization is granted after the CPMP opinion has been reviewed and accepted. Products that do not qualify for registration under the centralized procedure, or which were registered under a prior system, are still registered nationally, although by a mutual recognition procedure. The regulatory process is complex and involves extensive consultation with the regulatory authorities of the various European Union member states. Issues still exist regarding the right of member states not to mutually recognize licenses granted in other EU countries due to poorly defined public health concerns, and there can be no assurance that this relatively new process will not introduce delays or require additional studies compared to the prior system. Similarly, prior to commercial sale in the United States, all new drugs and new indications for existing drugs must be approved by the FDA. As in the case of the European Union, securing FDA marketing approval requires the submission of extensive preclinical and clinical data, chemistry, manufacturing and controls information and other relevant supporting information to the FDA. The submitted data should provide sufficient risk and benefit information for the authorities to determine the approvability of the product and indication in terms of its quality, safety and efficacy.

       Regulatory approval of pricing and reimbursement is required in most countries other than the United States. For example, regulators in certain European countries condition their reimbursement of a pharmaceutical product on the agreement of the seller not to sell the product for more than a certain price or in more than certain quantities per year in their respective countries. In some cases, the price established in any of these countries may serve as a benchmark in the other countries. As such, the price approved in connection with the first approval obtained in any of these European countries may serve as the maximum price that may be approved in the other European countries. Also, a price approved in one of these European countries that is lower than the price previously approved in the other European countries may require a reduction in the prices in those other European countries. In that event, the resulting prices may be insufficient to generate an acceptable return on Serono’s investment in the products.

       Manufacturers of drugs also are required to comply with current Good Manufacturing Practice regulations and similar regulations in the countries in which they operate, These include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by government regulators, including unannounced inspection in their own and other jurisdictions. Most material manufacturing changes to approved drugs also are subject to regulatory review and approval.

       Serono or its suppliers may fail to comply with applicable regulatory requirements such as adverse event reporting, which could lead to product withdrawal or other regulatory action. Serious, unexpected and unlabelled events observed post-marketing worldwide are subject to reporting requirements to the European and U.S. health authorities and could result in changes in the “Warnings” and “Precautions” section of the product labelling.

       Various laws, regulations and recommendations relating to safe working conditions, Good Laboratory Practices, Good Clinical Practices, the experimental use of animals and the purchase, storage, movement, import and export and use and disposal of hazardous or potentially hazardous materials, including radioactive compounds and infectious disease agents, used in connection with Serono’s research work are or may be applicable to its activities. Although Serono believes that its safety procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable laws, regulations and recommendations, the risk of accidental contamination or injury from these materials cannot be completely eliminated.

Environmental Regulation

       Serono seeks to comply with all applicable statutory and administrative requirements concerning environmental quality. It has made, and will continue to make, expenditures for environmental compliance and protection. Expenditures for compliance with environmental laws have not had, and Serono does not expect them to have, a material effect on its capital expenditures, results of operation, financial condition or competitive position.

Real Estate

       The Serono Group occupies, owns or leases facilities in 43 countries. It has made and continues to make improvements to its properties to accommodate its growth. The Company believes the Group’s facilities are in good operating condition and that the real property it owns or leases is adequate for all present and near-term future uses. The Company believes that any additional facilities could be obtained or constructed with its existing capital resources.

       In 2003, Serono exercised an option to purchase the 40,000 square meter Sécheron complex near its current headquarters in Geneva for the purpose of bringing together on a single site its headquarters and Switzerland-based research and development activities and supporting its anticipated growth. Serono purchased the complex for a total price of approximately $34 million. Serono expects to complete work on the first phase of the project by the end of 2006 and to complete work on the second phase of the project by the end of 2008.

       The following table lists Serono’s principal offices, research and development and manufacturing facilities:

Location	Use	Owned or Leased	Size

Geneva, Switzerland	Headquarters	Leased-Expires 2006	14,578 sq. meters
Geneva, Switzerland	Research and Development	Leased-Expires 2011	12,698 sq. meters
Rockland, Massachusetts, U.S.A.	U.S. Headquarters	Leased-Expires 2016	200,000 sq. feet
Rome, Italy	Research and Development	Owned	4,424 sq. meters
Rome, Italy	Research and Development	Leased-Expires 2009	1,260 sq. meters
Rome, Italy	Italian Headquarters	Owned	10,212 sq. meters
Ivrea, Italy	Research and Development	Leased-Expires 2010	2,736 sq. meters
Evry, France	Research and Development	Leased-Expires 2005	13,696 sq. meters
Corsier-sur-Vevey, Switzerland	Manufacturing	Owned	36,395 sq. meters
Aubonne, Switzerland	Manufacturing	Owned	43,800 sq. meters
Coinsins, Switzerland	Manufacturing	Owned	19,800 sq. meters
Rome, Italy	Manufacturing, Research and Development	Owned	51,015 sq. meters
Bari, Italy	Manufacturing	Owned	122,150 sq. meters
Ness-Ziona, Israel	Manufacturing	Leased-Expires 2005	9,700 sq. meters
Ness-Ziona, Israel	Manufacturing	Leased-Expires 2007	3,670 sq. meters
Tres Cantos, Spain	Manufacturing	Owned	6,028 sq. meters

Patents, Licences and Trademarks

       Serono’s patents are very important for protecting its proprietary rights in the products it has developed. Serono has applied for or received patents covering inventions ranging from basic recombinant DNA to processes relating to production of specific products and to the products themselves. Serono has either been granted patents or has patent applications pending which relate to a number of current and potential products, including products licensed to others. Serono believes that in the aggregate, its patent applications, patents and licenses under patents owned by third parties are of material importance to its operations.

       Serono expects that litigation will be necessary to determine the validity and scope of certain of its proprietary rights. Serono has in the past and may in the future be involved in a number of patent lawsuits, as either a plaintiff or defendant, and in administrative proceedings relating to its patents and those of others. These lawsuits and proceedings may result in a significant commitment of Serono’s resources in the future.

       Serono cannot be sure that its patents will give it legal protection against competitors or provide significant proprietary protection or competitive advantage. In addition, Serono cannot be sure that its patents will not be held invalid or unenforceable by a court, infringed or circumvented by others or that others will not obtain patents that Serono would need to license or avoid. Serono is aware that others, including various universities and companies working in the biotechnology field, have also filed patent applications and have been granted patents in the European Union, the United States and other jurisdictions claiming subject matter potentially useful or necessary to Serono’s business. Some of those patents and applications claim only specific products or methods of making such products, while others claim more general biotechnology processes or techniques. Competitors or potential competitors may have filed patent applications or received patents, and may obtain additional patents and proprietary rights relating to proteins, compounds or processes competitive with Serono’s products.

       In general, Serono has obtained licenses from various parties that it deems to be necessary or desirable for the manufacture, use or sale of its products. These licenses, both exclusive and non-exclusive, generally require Serono to pay royalties to the parties on product sales.

       Trade secret protection for its unpatented confidential and proprietary information is also important to Serono. To protect its trade secrets, Serono generally requires its employees, material consultants, scientific advisors and parties to collaboration and licensing agreements to execute confidentiality agreements upon the commencement of employment, the consulting relationship or the collaboration or licensing arrangement. However, Serono cannot be sure that others will not either develop independently the same or similar information or otherwise obtain access to its proprietary information.

       Serono considers the registered (®) and the filed (TM) trademarks, CetrotideTM, click.easyTM, cool.clickTM, Crinone®, EasyJect®, Ferti.net®, Fertinex®, Geref®, Gonal-f®, Luveris®, Metrodin HP®, MSLifelinesTM, NovantroneTM, one.clickTM, Ovidrel®, Ovitrelle®, Pergonal®, Profasi®, RaptivaTM, Rebif®, Rebiject®, Reliser®, Saizen®, SeroJetTM, Serono®, Serophene®, Serostim® and Stilamin®, as well as the filed trademarks (TM) for the “S” symbol, used alone or with the words “Serono” or “Serono biotech and beyond,” in the aggregate to be materially important. Serono has generally registered or is seeking to register these trademarks throughout Europe, in the United States and in other countries throughout the world.

Out-Licensing

       Serono’s strength of innovation is evidenced by its strong patent position and its ability to license certain of its technology and rights to third parties. Serono receives royalties and license fees with respect to the following products:

•	Avonex. Serono receives royalty payments from Biogen Idec (formerly Biogen) on its worldwide sales of Avonex under an agreement entered into in 1993.

•	Puregon. In 1995, pursuant to a patent settlement agreement, a member of the Group granted to Organon a non-exclusive license under certain patents relating to recombinant gonadotropin technology. In return Serono receives royalties on worldwide sales of Puregon.

•	Enbrel. Pursuant to a patent settlement agreement signed in January 1999, Serono receives royalty payments from Amgen (formerly Immunex) on its sales of Enbrel. In addition, milestone payments have been paid under this agreement.

•	Monoclonal Antibodies to TNF (Tumor Necrosis Factor). In July 2000, pursuant to a patent settlement agreement, a member of the Group granted Centocor a non-exclusive patent license with respect to its monoclonal antibody product. In return, Serono received a one-time payment. Serono also granted Abbott Laboratories (formerly Knoll) a non-exclusive license under the same patents with respect to two products in development. In return, Serono is entitled to receive a license fee, milestone payments upon the occurrence of certain development events and royalties if the products are ever marketed. Abbott Laboratories recently received approval from the U.S. FDA to market one of these products, Humira (adalimumab). A Marketing Authorization Application to the European Agency for the Evaluation of Medicinal Products has been submitted for Humira.

•	Roche. Since the third quarter of 2000, Serono receives a maintenance fee from Roche pursuant to a license of its endogenous gene activation technology.

Litigation and Proceedings

       Members of the Serono Group are parties to various legal proceedings, including breach of contract and patent infringement cases and other matters.

       Interpharm Laboratories and others of Serono’s subsidiaries are defendants in a lawsuit, filed by the Israel Bio-Engineering Project Limited Partnership, or IBEP, in 1993 in the District Court of Tel Aviv-Jaffa, Israel, concerning certain proprietary rights and royalty rights and other claims of IBEP arising out of funding provided for the development of recombinant human interferon beta as well as certain other products in the early to mid-1980s. In the spring of 2002, following the failure of mediation efforts, the court ordered the trial of certain preliminary issues, including ownership and contractual issues, which are to be tried before the financial issues are heard. The trial of the preliminary issues has reached the evidence stage, which is expected to continue through 2004 IBEP has sued Amgen Inc., Immunex Corporation, and Wyeth in United States District Court in Los Angeles, California, alleging that the product Enbrel infringes IBEP’s asserted rights under a patent (the “701 patent”) issued to Yeda Research and Development Co. Ltd. (“Yeda”) and exclusively licensed to the Company. The defendants in the lawsuit have asserted that IBEP is not the owner of the 701 patent and that Enbrel does not infringe it. IBEP did not sue the Company, and the court denied the Company’s subsequent motion to intervene to protect its rights as exclusive licensee and its rights under agreements with Immunex and Amgen. The court granted Yeda’s motion to intervene as a defendant. The court has indicated it will consider the issue of ownership of the 701 patent before the issue of infringement, and a decision on ownership may issue as early as the spring of 2004.

       In 1996, one of Serono’s Italian subsidiaries entered into an agreement with an Italian company, Italfarmaco, for the co-marketing of recombinant interferon beta-1a in Italy. Italfarmaco terminated the contract at the end of 1999, alleging breach by Serono’s subsidiary of its obligations, and initiated proceedings in the International Chamber of Commerce International Court of Arbitration in Milan, Italy, asking for the payment of damages, including loss of profit and business opportunities. Serono has filed a counterclaim alleging Italfarmaco’s default in the execution of the agreement and claiming monetary damages. The proceedings are expected to last through 2004.

       In 1999, Institut Biochimique S.A., or IBSA, initiated proceedings before the Tribunale Civile in Rome, Italy, the Tribunal de Grande Instance in Paris, France, and the Cour de Justice of the Canton of Geneva, Switzerland asserting that either Serono’s patents relating to highly purified (urinary) FSHare invalid or that the processes used by IBSA do not infringe them. The proceedings filed in Switzerland and France have been stayed, pending the outcome of the proceedings in Italy. The Court of First Instance decided on October that the patent is valid in its entirety and that the fact that an FSH product is made by a third party using a process different from the one described in the patent is not sufficient to rule out infringement of the product claims. The decision is open to appeal by IBSA. In 1999, IBSA also filed an administrative action to challenge the validity of Serono’s German patent (corresponding to the above Italian patent) before the German patent office. A hearing took place in November 2000. The patent has been maintained in amended form. IBSA had appealed this decision. In the meantime the technical expert appointed by the Appeal Court has rendered his opinion which confirms the validity of the patent as maintained after the First Instance and thereafter IBSA has withdrawn the appeal. The German proceedings have therefore ended.

       The Company’s principal U.S. subsidiary, Serono, Inc., received a subpoena in 2001 from the U.S. Attorney’s office in Boston, Massachusetts requesting that it produce documents for the period from 1992 to the present relating to Serostim. During 2002, Serono, Inc. also received subpoenas from the states of California, Florida, Maryland and New York, which mirror the requests in the U.S. Attorney’s subpoena. Other pharmaceutical companies have received similar subpoenas as part of an ongoing, industry-wide investigation by the states and the federal government into the setting of average wholesale prices and other practices. These investigations seek to determine whether such practices violated any laws, including the Federal False Claims Act or constituted fraud in connection with Medicare and/or Medicaid reimbursement to third parties. The Company’s subsidiary is providing documents in response to the subpoena and is cooperating with the investigation. However, it is not possible to predict the outcome of the investigation.

Capital Expenditures, Divestitures and Investments

       Serono’s capital expenditure on property, plant and equipment as of 30 September 2003 totalled $134.6 million (9.2% of revenues), compared to $ 125.3 million (8.1% of revenues), $97.1 million (7.0% of revenues) and $67.1 million (5.4% of revenues) as of 31 December 2002, 2001 and 2000 respectively. This level of capital expenditure reflects Serono’s continuing investment in research and development and manufacturing facilities and its continuing implementation of advanced information technology systems.

       In 2000, Serono placed into operation the Serono Biotech Center in Corsier-sur-Vevey, Switzerland, which is its newest biotech R&D and production facility. Since the beginning of 2000, Serono has incurred accumulated capital costs of $48.7 million in connection with this facility.

       In February 2001, Serono sold back to Chiesi Farmaceutici SpA the exclusive rights to market Curosurf, a porcine surfactant, throughout Europe for an undisclosed sum.

       In the fourth quarter of 2001, Serono participated along with a large group of private and public Swiss investors, including some of the largest industrial and financial firms in Switzerland, in the refinancing of Crossair AG, a Swiss airline. During the fourth quarter of 2001, a member of the Group purchased Crossair shares valued at approximately $15.0 million. It made a cash payment of approximately $4.5 million, which represented 30% of the purchase price for the investment. It paid the remaining 70% of the purchase price in March 2002 of approximately $10.5 million. Serono owns 1% of the share capital of Crossair, which has since been renamed Swiss International Air Lines Ltd.

       In the second half of 2002, the Company’s subsidiary, Serono France Holding S.A. conducted a tender offer for the outstanding shares of Genset S.A., a French public company. As a result of this tender offer and subsequent open market purchases, as of 26 March 2003, Serono France Holding S.A. had acquired 7,670,863 shares (representing 92.9% of the outstanding shares), 520,431 bonds convertible into new shares (representing 99.7% of such bonds outstanding) and all of the company’s outstanding warrants for an aggregate purchase price of $140.1 million. In addition, following the launch by Genset S.A. of a capital increase in March 2003, Serono France Holding S.A. acquired in the market 354,336 subscription rights. The purchase of these rights increased Serono France Holding S.A.’s stake in Genset S.A. to more than 95% of the share capital of Genset S.A., which permitted Serono France Holding S.A. to launch a squeeze-out merger which enabled it to gain control of all of the outstanding equity securities of Genset S.A. in June 2003. As of 16 June 2003, Serono France Holding owned 100% of the Genset share capital.

Capital Structure

Issued Share Capital

       As of 30 September 2003, the Company had an issued and fully paid-up share capital of CHF 402,909,150, divided into 11,013,040 registered shares of CHF 10 nominal value each (the “Registered Shares”) and 11,711,150 Shares(1). This included 280,270(2) Shares held in treasury, which were purchased on the open market by a group company, partly pursuant to a share buy back program announced by the company on 15 July 2002.

(1)	According to Article 5 of the Company’s articles of association and the entry in the Commercial Registry, the Company’s share capital amounts to CHF 402,276,800, divided into 11,013,040 Registered Shares and 11,685,856 Shares. The difference between the number of Shares issued as of 30 September 2003 and the number of Shares mentioned in the articles of association and entered into the Commercial Registry is due to the issuance of new Shares following the exercise of options under Serono’s stock option plans. In compliance with article 653h of the Swiss Code of Obligations, the Company updates its articles of association and registers the newly issued shares with the Commercial Registry at least once a year.

(2)	280,270 as of the date of this Prospectus.

       The Shares are transferred by entry in the books of a bank or depositary institution that holds the definitive global certificate representing the Shares or by transfer of possession of the certificate representing the Shares.

       Pursuant to Article 6.5 of the Company’s articles of association, the transfer of the Registered Shares is subject to approval by the Board of Directors or the Executive Committee of the Board of Directors. The Board of Directors will not approve the transfer if the prospective acquirer of the Registered Shares does not certify that the Registered Shares will be acquired in its own name and for its own account. The Board of Directors may retroactively cancel any transfer of Registered Shares that it approved in reliance on a false certification by the potential acquirer of the Registered Shares that the shares would be acquired in its own name and for its own account. The Board of Directors may refuse to approve a transfer if it identifies adequate grounds for such refusal, in particular if it concludes that the economic independence of the Company may be threatened by the prospective transfer, or that the prospective acquirer of the Registered Shares is one of the Company’s competitors or a competitor of a company in which the Company holds a participating interest. The Board of Directors may also refuse to approve the transfer by offering to purchase the Registered Shares for the Company’s account, for the accounts of other shareholders or for the accounts of third parties. If the Board of Directors offers to purchase the Registered Shares for the accounts of other shareholders, the principle of equal treatment of all holders of Registered Shares shall be followed.

       If the Registered Shares are transferred by succession, the name of the acquirer will automatically be entered into the share register unless there are adequate grounds for refusal, as described above. If such a transfer or Registered Shares by succession is refused, the Board of Directors will offer to purchase the shares for the Company’s own account, for the accounts of other shareholders or for the accounts of third parties. If the Board of Directors offers to purchase the Registered Shares for the accounts of other shareholders, the principle of equal treatment of all holders of Registered Shares shall be followed. A holder of Registered Shares must have the approval of the Board of Directors or the Executive Committee of the Board of Directors in order to use such shares as a pledge, guarantee or security. A resolution of a qualified majority of at least two-thirds of the number of shares represented and an absolute majority of the nominal value of shares represented at a general meeting of shareholders is required to amend the restrictions on the transfer of Registered Shares contained in Article 6.5 of the Company’s articles of association.

Recent Changes in the Share Capital

       At the Annual General Meeting of shareholders of 16 May 2000, the shareholders of the Company approved an ordinary increase in the share capital from CHF 187,367,100 to CHF 374,734,200. They further approved the split of all shares of the Company in the ratio of 2:1 as well as the cancellation of the existing authorised capital and the creation of a new authorised capital allowing the Board of Directors to increase, by 15 May 2002, the share capital by a maximum of CHF 35,000,000 through the issuance of a maximum of 1,400,000 Shares. The shareholders also approved the increase of the maximum amount of conditional capital for a stock option plan for the personnel of the Company and group companies by a maximum of CHF 10,250,000 through the issuance of a maximum of 410,000 Shares.

       In July 2000, there was an authorised increase of the issued and fully paid-up share capital of the Company from CHF 374,734,200 to CHF 401,500,950 as a result of the Company’s global offering of 1,070,670 Shares, which were also offered in the form of ADSs, in connection with the listing of the Company on the New York Stock Exchange.

       At the Annual General Meeting of 22 May 2002, the shareholders of the Company approved the renewal and the increase, for a period of two years, i.e., until 21 May 2004, of the authorized share capital by a maximum of CHF 35,000,000 through the issuance of a maximum of 1,400,000 Shares fully paid-up.

       The Company registers at least once a year with the Commercial Registry the new Shares issued following the exercise of options under its stock option plans (in accordance with the procedure set forth in article 653h of the Swiss Code of Obligations).

Conditional Capital for convertible loans or option loans (Art. 5bis A of the Company’s articles of association)

       The share capital of the Company can be increased by a maximum of CHF 3,800,000 through the issuance of 152,000 Shares, to be fully paid-up by the exercise of the option and/or conversion rights granted in connection with loans issued by companies of the Serono Group. The authorisation period to carry out such an increase in capital is unlimited in time. The Board of Directors must determine the amount and conditions of the loans, together with the procedures and conditions for the exercise of option and/or conversion rights and the issue price. The new Shares may be purchased or acquired by holders of convertible bonds or option rights arising from option bonds. The Board of Directors may resort to the issuance of loans to be subscribed by a consortium, with a subsequent public offering, subject to the provisions indicated below. The Board of Directors must determine the procedures for the exercise of preferential subscription rights. Unexercised preferential subscription rights revert to the Company. The Board of Directors may offer them at market rates or allow them to expire. The Board of Directors may remove the shareholders’ preferential subscription right if loans are issued to finance the acquisition of shareholdings or other rights in companies or with a view to financing research and development projects. Should the Board of Directors remove the shareholders’ preferential subscription right, the following conditions will apply:

•	Conversion rights may be exercised for a maximum period of 15 years and option rights for a period of seven years from the date of issue of the related loan;

•	Convertible loans and/or loans with options must be issued subject to normal market conditions (including the normal market conditions relating to protection against dilution for the holders of option and/or conversion rights); and

•	Conversion and/or options prices must correspond at least to the average price quoted on the Swiss stock exchange for the shares of the Company during the five days preceding the determination of the definitive issue conditions for the relevant convertible loan or loan with options.

Conditional Capital for Stock Ownership Program (Art. 5bis B of the Company’s articles of association)

       As of 30 September 2003, the share capital of the company could be increased by a maximum of CHF 8,841,800 by the issuance of 353,672 Shares, to be fully paid-up, through the exercise of options rights which the Board of Directors has granted and may grant in the future to employees of companies of the Serono Group and to the directors of the Company. The Company’s conditional capital was created in 1997 and subsequently increased on 16 May 2000. Of the 410,000 Shares reserved for a stock option plan, 353,672 remained as of 30 September 2003, following the exercise of 18,588 options under the Stock Option Plan and the issuance of 37,740 option shares under the Employee Share Purchase Plan since the conditional share capital increase. The authorisation period to carry out such an increase in capital is unlimited in time. The preferential subscription right of shareholders has been removed for these new shares. The Board of Directors has laid down and may lay down in the future regulations specifying the conditions and procedures for the granting and exercise of the options. The Shares may be subscribed at a price lower than the current stock market price of the Shares.

       The Company generally grants stock options to its employees under its Stock Option Plan every plan year. Each option gives the holder the right to purchase one Share or one ADS. Employee options vest ratably over four years. Each employee option has a 10-year duration. The exercise price for employee options is the fair market value of the Company’s Shares on virt-x at the date of grant. The option price for the Company’s ADSs is set based on the fair market value of the Company’s ADSs on the New York Stock Exchange at the date of grant. As of 30 September 2003, options for 279,232 Shares were outstanding.

       The Company’s conditional capital covers the grants of options the Company made to its directors that vested or will vest in 2001 and thereafter, and will cover future grants to directors, but did not cover the grants of options to the Company’s directors that vested prior to 2001. After deducting the number of employee options that remain outstanding under Serono’s stock option plan and the options the Company granted to its directors that will vest in 2001 and thereafter, the Company’s conditional capital allowed the Company to grant options for approximately an additional 63,520 Shares as of 30 September 2003.

       The table below summarizes options outstanding and exercisable as of 30 September 2003.

	Number	Remaining	Number
Exercise price	outstanding	contractual life	exercisable	Year

CHF 546	8,711	4.5	8,711	1998
CHF 546	14,168	5.5	14,168	1999
CHF 1,521	22,820	6,5	17,355	2000
CHF 1,346	62,943	7.5	32,384	2001
CHF 1,434	69,100	8.5	18,682	2002
CHF 848	11,500	8.9	2,075	Sep. 2002
CHF 810	1,500	9.1	0	Nov. 2002
CHF 649	87,740	9.5	360	2003
CHF 779	550	9.7	0	June 2003
CHF 875	200	9.8	0	Aug. 2003

Total	279,232		93,735

       Additional information on Serono’s equity participations plans is available in the Company’s corporate governance report for 2002, reproduced in Annex A, on page 104 ff. A summary of the options outstanding and exercisable as of 31 December 2002 is available under note 25 to the Consolidated Financial Statements 2002, reproduced in Annex A.

Authorized Capital (Art. 5ter of the Company’s articles of association)

       The authorised share capital of the Company amounts to CHF 35,000,000, divided into 1,400,000 Shares. The Board of Directors may proceed to increase the share capital, which is subject to preferential subscription rights by 21 May 2004, either all at once or in instalments. The preferential subscription rights, which have been granted but not exercised, are at the disposal of the Board of Directors, which may use them in the interest of the company. The Board of Directors is authorised to withdraw the preferential subscription right of shareholders in favour of a bank or another institution selected by the bank or institution that underwrites the Shares and undertakes to offer the subscription of the newly issued Shares to the shareholders in proportion to their current participation. The issue price of the Shares, the manner in which they are paid up and the date from which the new Shares entitle the shareholder to dividends, as well as the conditions for the exercise of the preferential subscription rights, are determined by the Board of Directors.

Outstanding bonds and material indebtedness

       Other than the Bonds, Serono has no outstanding debt securities.

       The total indebtedness of the Group was US$119.5 million as of 31 December 2002 and was US$120.3 million as of 30 September 2003. The borrowings of the Group as of 31 December 2002 can also be found in note 18 to the Consolidated Financial Statements 2002, reproduced in Annex A.

       The table below summarises the indebtedness of the Group.

	30 September	31 December
	2003	2002

	(US$ thousands)
Bank Advances	36,902	70,093
Total Debt
Current portion	19,422	23,505
Long-term portion	63,963	25,857

Total Indebtedness	120,287	119,455

       The major movements in the indebtedness of the Group in the first nine months of 2003 relate to repayment of short term loans as a result of the increased use of inter-company finance and an increase in long-term debt, principally due to drawdowns on a long-term credit facility signed in April 2003 for the purpose of developing the first phase of the Company’s new headquarters and R&D center. This project is financed by way of a CHF 300 million committed unsecured revolving bank facility. As of 30 September 2003, the total amount outstanding under this facility was CHF 60.1 million at an interest rate of 0.71% per annum. The facility is due for repayment on 31 December 2006. A description of this real estate project can be found under “Information on the Guarantor — Business Activities — Real Estate”.

Treasury Shares

       As of 17 November 2003, the Guarantor held 280,270 Shares in treasury.

Annex A:     Pages 46 to 112 of the Annual Report 2002 of Serono S.A.

A-1

Chief Financial Officer’s review

Gross profit and gross margin (US$ million)

Towards higher quality products (US$ million)

Rebif® and Gonal-F® sales (US$ million)

Net cash flows from operating activities (US$ million)

Research and development (US$ million)

[Photo of Allan L. Shaw]

We delivered a very good performance in 2002, which strongly positions Serono going forward. As a newcomer to the company, I find that Serono offers a lower risk-reward ratio compared to our peers in the biotech sector. We are more diversified than most of our competitors; both in terms of the therapeutic areas in which we are active and in our geographic reach. We have biotechnology manufacturing capabilities in multiple countries and integrated operations around the globe. As we are poised to enter the new area of psoriasis, it is important to note that we have a proven ability to understand and build new therapeutic areas. As illustrated in 2002, we are a partner of choice for global biotech licensing opportunities.

     I am very pleased to report that in 2002 our total revenues rose by 12.4% to $1,546.5 million. Our total product sales grew by 13.9% to $1,423.1 million, with neurology sales up 44.6% to $548.8 million and our reproductive health business growing 8.3% to $621.9 million. 2002 sales in North America grew by 22.8% to $479.6 million and our European sales also did well, increasing by 14.4% to $620.4 million.

     Rebif® became our top-selling product on a worldwide basis, and we achieved sales in the US of $71.2 million in just 10 months. Gonal-F® reached worldwide sales of $450.4 million, growing 9.7% year on year.

     Our gross margin increased to 84.3% of product sales in 2002, compared with 82.9% in 2001, as a result of the continued increase in the proportion of biotechnology products among our total sales as well as manufacturing improvements leading to higher production yields.

     Selling, General and Administrative expenses were $512.9 million or 33.2% of total revenues in 2002, compared with $446.9 million or 32.5% of total revenues in 2001. This increase is largely a result of the significant investments made during 2002 in our US neurology sales force and infrastructure. We decided to leverage this investment in our neurology infrastructure by broadening our MS portfolio with the acquisition of Novantrone® currently marketed in the US for advanced forms of MS and certain cancers. Additionally our investment in the cladribine project has the potential to further strengthen our leadership in MS in the longer term. Full year R&D expenses were $358.1 million or 23.2% of total revenues, compared with $308.6 million or 22.4% of total revenues in 2001. This increase reflects three main items: first, our 2002 agreements, including Raptiva™, cladribine and

46

anastrozole; second, developmental work on the manufacturing processes of onercept and IL-18 bp; and, third, our sustained efforts in discovery activities including functional genomics and the acquisition of Genset.

     Other operating expenses in 2002 were $85.8 million, compared with $70.2 million in 2001, reflecting increased royalties to third parties related to Serono’s product sales as well as the amortization of goodwill associated with the acquisition of Genset.

     Net financial income was $36.5 million in 2002, compared with $51.4 million in 2001, reflecting the low interest rates during the year. In 2002 we recognized a $13.9 million translation loss related mainly to the revaluation of our local assets in Latin America. In the context of our global balance sheet, this translation impact is negligible.

     Net income in the full year 2002 was up 1.3% to $320.8 million, compared with $316.7 million in 2001. On a like-for-like basis, net income in 2002 rose by 14.6% to $333.8 million, or 21.6% of total revenues. Like-for-like means excluding a $16.3 million restructuring charge taken in the fourth quarter of 2002 mainly related to the final stage of closing our production facilities for urine-derived products, as well as exceptional licensing payments of $27.6 million and $0.6 million received from a third party, in 2001 and 2002 respectively, from the divestiture of a product which was non-core to Serono’s business.

     Earnings per share were $20.07 per bearer share and approximately $0.50 per American depositary share.

     Despite the large fluctuation of the US dollar versus European currencies during the year, the broad geographic nature of our international operations provided in part a natural hedge to the company’s currency exposures. The negative impact of translation of currency on our operating results was under $3 million, representing less than a 1% effect on reported net income.

     Net cash flow from operating activities was up 31.4% to $532.0 million, compared to $405.0 million in 2001. Our excellent cash flow has led to a further strengthening of our balance sheet during the past year. This provides us with the financial flexibility to continue investing in opportunities to grow our business.

     The Board of Directors approved a dividend recommendation of 7 Swiss francs per bearer share in January 2003.

     On July 15, 2002, Serono announced a share buy back program for the repurchase of bearer shares up to a value of 500 million Swiss francs over a three-year period. At the end of 2002, over 226,000 shares had been purchased on the open market, representing 34.6% of the authorized amount.

     We are committed to the creation of shareholder value through the selective use of our cash and the active promotion of our superior recombinant products. We are therefore confident about our prospects for 2003: we will continue to deliver strong operating performance while maintaining the necessary investment to propel our growth going forward.

/s/ Allan L. Shaw
Chief Financial Officer

2002 product sales by geographic area (% of $1,423.1 million)

2002 product sales by therapeutic area (% of $1,423.1 million)

2002 human resources by activity %

Human resources (headcount at December 31)

47

48 Serono Annual Report 2002

Five-year consolidated data

	2002	2001	2000	1999	1998
	US$000	US$000	US$000	US$000	US$000

Financial results
Total revenue	1,546,529	1,376,470	1,239,654	1,132,544	949,859
Gross margin (% of product sales)	84.3	82.9	80.0	75.3	73.7
Research and development, net	358,099	308,561	263,152	221,629	199,799
Operating income before restructuring	365,926	337,652	321,732	221,702	151,390
Restructuring	16,303	—	—	—	44,277
Operating income after restructuring	349,623	337,652	321,732	221,702	107,113
Income before taxes and minority interest	384,441	386,485	371,598	223,082	102,375
Net income	320,778	316,721	301,040	183,296	73,746

Financial position
Working capital	1,258,352	1,527,359	1,505,534	405,721	422,631
Current ratio	3.3:1 *	3.9:1	3.8:1	1.8:1	1.9:1
Property, plant and equipment	554,509	460,767	462,425	460,712	510,452
Total assets	3,494,674	3,018,769	2,794,777	1,591,298	1,536,915
Short-term debt	93,598	173,254	238,585	238,738	224,633
Long-term debt	25,857	37,325	56,626	116,381	214,454
Shareholders’ equity	2,461,198	2,218,914	2,006,416	826,785	762,074

Other data
Property, plant and equipment additions	125,324	97,131	67,080	66,420	108,942
Cash flows from operating activities	531,982	404,950	255,443	274,632	125,656
Dividends paid	64,238	53,759	17,755	19,310	18,514
Depreciation and amortization	100,552	98,906	86,266	71,960	96,062
Average number of employees	4,559	4,384	4,117	4,022	4,037
Average number of shares outstanding:
— Bearer	11,580,611	11,658,108	11,032,835	10,581,187	10,581,140
— Registered	11,013,040	11,013,040	11,013,040	11,013,040	11,013,040
— Equivalent bearer share	15,985,827	16,063,324	15,438,051	14,986,403	14,986,356
Total revenue per employee (in US dollars)	339,225	313,976	301,106	281,587	235,288

Data per equivalent bearer share (in US dollars)
Net income	20.07	19.72	19.50	12.23	4.92
Net income without restructuring	21.09	19.72	19.50	12.23	7.88
Dividends paid	4.02	3.35	1.15	1.29	1.24
Cash flows from operating activities	33.28	25.21	16.55	18.33	8.38
Shareholders’ equity	153.96	138.14	129.97	55.17	50.85

*	The decrease in the current ratio in 2002 reflects the change in investment strategy from investment in short-term financial assets to long-term financial assets. The 2002 current ratio would be 4.5:1 if investment in long-term financial assets (high-grade corporate bonds) is included in the calculation.

Sales of 10 major products 2002 vs 2001

	Therapeutic	2002	2002	2001	2001	Change	% change in local
	area	US$000	% of total	US$000	% of total	in US$000	currencies

Rebif®	Neuro	548.8	38.6	379.6	30.4	169.2	39.9
Gonal-F®	RH	450.4	31.7	410.5	32.9	39.9	7.8
Saizen®	G&M	124.0	8.7	107.3	8.6	16.7	13.0
Serostim®	G&M	95.1	6.7	125.3	10.0	(30.2)	(24.1)
Metrodin HP®	RH	50.1	3.5	67.1	5.4	(17.0)	(25.6)
Pergonal®	RH	46.0	3.2	38.1	3.0	7.9	20.7
Profasi®	RH	19.8	1.4	23.8	1.9	(4.0)	(17.6)
Cetrotide®	RH	18.4	1.3	10.6	0.8	7.8	68.2
Stilamin®	Other	13.9	1.0	16.9	1.4	(3.0)	(18.8)
Crinone®	RH	10.9	0.8	2.4	0.2	8.5	345.1
Other products		45.7	3.1	67.8	5.4	(22.1)	(33.6)

Total product sales		1,423.1	100.0	1,249.4	100.0	173.7	11.5

Operating and financial review and prospects

You should read the following operating and financial review in conjunction with the consolidated financial statements and the notes to the consolidated financial statements appearing elsewhere in this Annual Report. We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), which differ in significant respects from United States Generally Accepted Accounting Principles (US GAAP). You can find a reconciliation of the significant differences between IFRS and US GAAP in note 34 to our consolidated financial statements.

Critical accounting policies and estimates

Our operating and financial review and prospects are based upon our consolidated financial statements, which we prepared in accordance with IFRS. We have provided in note 34 of the consolidated financial statements a reconciliation of net income and shareholders’ equity from IFRS to US GAAP. The preparation of financial statements in conformity with IFRS and the reconciliation under US GAAP require us to make estimates and assumptions that affect the amounts we report in the financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to reserves for fiscal and legal claims, sales returns, inventory obsolescence, bad debt reserves and the assessment of impairment of intangible assets and available-for-sale investments, income taxes, and pensions and retirement benefit plans. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates that we use in the preparation of our consolidated financial statements.

     Revenue recognition

We recognize product sales revenue upon transfer to the buyer of the significant risks and rewards of ownership, net of estimated returns, provided that we determine that collection is probable. We adjust the estimates for returns periodically based upon historical rates of returns, inventory, shipment history, estimated levels of product in the distribution channel, and other related factors. While we believe that we can make reliable estimates for these matters, nevertheless unsold products in the distribution channels can be exposed to rapid changes in market conditions or obsolescence due to new competitive environments, product updates or competing products. Accordingly, it is possible that these estimates will change in the near future or that the actual amounts could vary significantly from our estimates.

     Inventory provision

We write down our inventory for estimated obsolescence equal to the difference between the cost of inventory and the net realizable value of the inventory based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we project, we may need to take additional inventory write-downs.

     Bad debt

We maintain allowances for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, we might need to make additional allowances.

     Impairment testing

As described in note 1 to our consolidated financial statements, we evaluate the carrying value of our tangible and intangible assets for impairment whenever indicators of impairment exist. If we determine that such indicators are present, we prepare a discounted future net cash flow projection for the asset (“value in use”). In preparing this projection, we must make a number of assumptions and estimates concerning such things as future sales performance of our various products and the rates of increase in operating expenses over the remaining useful life of the asset. If calculation of value in use is in excess of the carrying value of the recorded asset, no impairment is recorded. In the event the carrying value of the asset exceeded the value in use, we would estimate the net selling price of the asset, and, where appropriate, we would use the assistance of an external valuation expert. If the carrying value also exceeds net selling price, we would take an impairment charge to bring the carrying value down to the higher of net selling price and value in use. The discount rate we use in the calculation represents our best estimate of the risk-adjusted pre-tax rate. Should the sales performance of one or more products be significantly below our estimates, we might have to take an impairment charge.

     Accounting for available-for-sale investments

We hold available-for-sale investments at fair value and have elected to take any unrealized gains and losses as fair value reserves, which affects shareholders’ equity. We have a policy in place to review each individual holding of available-for-sale investments at each balance sheet date to evaluate whether or not each investment is permanently impaired. Our policy includes, but is not limited to, reviewing all publicly available information provided by the company in which we have invested and analysts’ reports for evidence of significant financial difficulty, recognition of impairment losses, possibility of bankruptcy, severe operational setbacks and other impairment indicators. If we believe that a permanent impairment has been incurred and the eventual recoverable amount will not exceed original cost, it is our policy to recognize an impairment loss in the income statement.

     Deferred income taxes

We account for deferred income taxes based upon differences between the financial reporting and income tax bases of our assets and liabilities. We record deferred tax assets only to the extent that it is probable that taxable profit is available in the affiliate that has recognized the deferred tax assets — an assessment that requires management judgment.

     Pensions

We determine pension assets and liabilities on an actuarial basis. These are affected by the estimated market value of plan assets, estimates of the expected return on plan assets and discount rates. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense that we ultimately recognize.

     Overview

As the third largest biotechnology company in the world based on 2002 revenues, we are active in the research, development, production and marketing of products that address our three main therapeutic areas of reproductive health, neurology and growth and metabolism.

Total revenues

     Product sales

In 2002, four products accounted for 85.6% of our total product sales. Rebif®, our largest selling product, is a recombinant interferon beta-1a that we sell for the treatment of multiple sclerosis. Gonal-F®, our second largest selling product, is a recombinant human follicle stimulating hormone that we sell for the treatment of infertility. Saizen® and Serostim® are different formulations of recombinant human growth hormone, and are our third and fourth largest selling products, respectively. Saizen® is used in the treatment of growth retardation due to a variety of causes. Serostim® is used to treat AIDS wasting.

     In addition to the main products highlighted above, we also sell a variety of other products in our three therapeutic areas, some of which we license in from third parties.

     We also include in product sales contract service revenue from a contract research laboratory, Istituto di Ricerche Biomediche “Antoine Marxer” RBM, located in Ivrea, Italy, which offers a full range of services in toxicology and pharmacology to the pharmaceutical, chemical, cosmetic and food industries, and from Bourn Hall, a clinic located in Cambridge, England, which specializes in the treatment of infertility disorders. In 2002, this contract service revenue represented less than 1.0% of our total product sales (less than 1.3% in 2001 and less than 1.5% in 2000).

     Royalty and license income

We currently receive ongoing royalties and fees under licensing agreements with Biogen for its sales of Avonex®, Organon for its sales of Puregon®, Amgen for its sales of Enbrel® and Roche for its sales of Recormon® and NeoRecormon®. Our revenues from these agreements increase or decrease in proportion to our licensees’ sales of their products. We derive license income from out-licensing certain products to third parties including, for example, Pfizer’s co-promotion of Rebif in the United States. In addition, we also receive non-recurring amounts through patent settlements with third parties.

Operating expenses

Our operating expenses are composed of cost of product sales, selling, general and administrative expenses, research and development expenses, restructuring and other operating expenses, net.

     Cost of product sales

Cost of product sales includes all costs we incur to manufacture the products we sell in a given year. Our largest components of cost of product sales are employee-related expenses, depreciation of manufacturing plant, property and equipment, materials and supplies, utilities and other manufacturing-related facility expenses.

     Selling, general and administrative

Our selling, general and administrative expenses (SG&A), are composed of distribution, selling and marketing and general and administrative expenses:

Distribution In general, we sell our products to wholesale distributors or directly to hospitals, medical centers and pharmacies. Distribution expenses are primarily freight expenses, employee-related expenses and expenses incurred by third-party distributors to sell our products.

Selling and marketing We maintain a marketing and sales force of approximately 1,700 employees in 2002 (1,650 employees in 2001) to sell or manage distribution of our products in over 100 countries. Our selling and marketing expenditures consist primarily of employee-related expenses and costs associated with congresses, exhibitions and advertising.

When we introduce products into new markets, selling and marketing expenses typically increase because we hire additional sales personnel to undertake product launch.

General and administrative We incur general and administrative expenses in maintaining our headquarters in Geneva and our operations in 45 countries. We centralize certain functions, such as finance, information technology, treasury, tax and legal, to the extent possible, to achieve economies of scale in operations.

     Research and development

Research and development (R&D) is one of our key functions, and we employ approximately 1,400 R&D personnel in 2002 (1,300 employees in 2001). We incur our primary R&D expenses in connection with the operation of the Serono Pharmaceutical Research Institute in Geneva, the Serono Reproductive Biology Institute in Boston, Istituto di Ricerca Cesare Serono, which merged into Industria Farmaceutica Serono, and Istituto di Ricerche Biomediche “Antoine Marxer” RBM in Italy and our corporate R&D organization.

     In 2002, we acquired, through cash tender offer, Genset S.A., a genomics-based biotechnology company. The cash tender offer expired on October 31, 2002, resulting in an ownership of 91.8%. We continued to buy shares on the market and as of December 31, 2002, we held 92.47% of the share capital and voting rights of Genset S.A. We believe that the acquisition of Genset S.A., will create an excellent integrated genomics discovery platform to enhance our development pipeline of novel proteins and small molecules.

Other operating expense, net

Our net other operating expense includes royalty and licensing expenses. We incur royalty and licensing expenses under agreements that we have with Yeda, the commercial arm of the Weizmann Institute in Israel, for royalties received from Biogen and Amgen and also for sales of Rebif®, Columbia University for sales of Gonal-F®, Roche for sales of Rebif®, Berlex Laboratories Inc., the US subsidiary of the Schering AG Group, for sales of Rebif® only in the United States, and others for sales of certain other products. Our expenses under these licenses vary with the royalties received and the sales of the applicable products. Other operating expense, net also includes movements in litigation provisions, amortization of intangibles and other long-term assets, patent and trademark expenses and other non-recurring payments.

Results of operations

The following tables summarize, for the periods indicated, our product sales by region and therapeutic area:

     Product sales by region

	Year ended December 31

	2002		2001		2000
	US$m	Change%	US$m	Change%	US$m

Europe	620.4	14.4	542.2	17.9	460.1
North America	479.6	22.8	390.6	(3.5)	404.9
Latin America	109.2	(16.5)	130.9	15.2	113.6
Other regions	213.9	15.2	185.7	10.3	168.4

Total product sales	1,423.1	13.9	1,249.4	8.9	1,147.0

     Product sales by therapeutic area

	Year ended December 31

	2002		2001		2000
	US$m	Change%	US$m	Change%	US$m

Reproductive health:
Gonal-F®	450.4	9.7	410.5	12.2	365.9
Metrodin HP®	50.1	(25.3)	67.1	(30.1)	96.1
Pergonal®	46.0	20.7	38.1	(31.3)	55.4
Profasi®	19.8	(16.9)	23.8	2.2	23.3
Cetrotide®	18.4	73.6	10.6	1,568.1	0.6
Other products	37.2	53.7	24.2	(52.5)	51.0

Total reproductive health	621.9	8.3	574.3	(3.0)	592.3

Neurology:
Rebif®	548.8	44.6	379.6	49.3	254.2

Growth and metabolism:
Saizen®	124.0	15.6	107.3	19.2	90.0
Serostim®	95.1	(24.1)	125.3	(8.6)	137.1

Total growth and metabolism	219.1	(5.8)	232.6	2.4	227.1

Other products	33.3	(47.0)	62.9	(14.4)	73.4

Total product sales	1,423.1	13.9	1,249.4	8.9	1,147.0

	Year ended December 31

	2002		2001		2000
	US$m	Change%	US$m	Change%	US$m

Recombinant products	1,232.0	19.9	1,027.4	20.9	849.6
Non-recombinant products	191.1	(13.9)	222.0	(25.4)	297.4

Year ended December 31, 2002 compared to year ended December 31, 2001

Total revenues

Our total revenues increased by 12.4% to $1,546.5 million compared to $1,376.5 million in 2001.

     Product sales

Our consolidated worldwide product sales increased by 13.9% to $1,423.1 million in 2002 from $1,249.4 million in 2001. There was a favorable currency effect of $29.6 million on product sales that was offset by a corresponding increase in operating expenses due to an adverse currency effect.

     Our sales of recombinant products increased by 19.9% to $1,232.0 million, or 86.6% of total product sales, in 2002 from $1,027.4 million, or 82.2% of total product sales, in 2001. Our sales of urine-derived and other non-recombinant products decreased by 13.9% to $191.1 million, or 13.4% of total product sales, in 2002 from $222.0 million, or 17.8% of total product sales, in 2001. The changing sales mix reflects our strategy of focusing on biotechnology products, and the transition from urine-derived products to recombinant products.

     Reproductive health

Our reproductive health product sales increased by 8.3% to $621.9 million in 2002 from $574.3 million in 2001. Our sales of Gonal-F® increased by 9.7% to $450.4 million in 2002 from $410.5 million in 2001. As a result of the continued switch to biotechnology products, our sales of Metrodin HP® declined by 25.3% to $50.1 million in 2002 from $67.1 million in 2001. We expect that we will continue to gradually replace Metrodin HP® with Gonal-F®. Our sales of Pergonal® increased by 20.7% to $46.0 million in 2002 from $38.1 million in 2001. Our sales of Cetrotide® reached $18.4 million in 2002 compared to $10.6 million in 2001.

     Given the demonstrated benefits of recombinant products in infertility, our strategy for some time now has been to replace previous-generation urine-derived products with recombinant products that have been registered around the world. Recombinant DNA technology is our preferred method for providing human proteins for therapeutic use as it enables the production of consistent and extremely pure proteins in predictable quantities. In accordance with our strategy, we are now proceeding with the final closure of our production facilities for urine-derived products. As a result, we have incurred a restructuring charge of $16.3 million in 2002 for the phase-out of urine-derived products. The restructuring charge includes $6.1 million of employee-related termination benefits, $8.9 million of asset-related write-downs and $1.3 million of other costs, largely associated with contract cancellation fees and legal costs related to the termination of contracts with various suppliers and subcontractors. The restructuring plan included the planned termination of approximately 56 employees. We do not expect to incur any costs relating to these matters in addition to those for which we have provided.

     Neurology

Our sales of Rebif® increased by 44.6% to $548.8 million in 2002 from $379.6 million in 2001. Following the FDA approval on March 7, 2002, Rebif® was launched in the United States on March 11, 2002. During 2002, we announced an agreement with Pfizer to co-promote Rebif® in the United States with the aim of increasing sales and market penetration. Our total Rebif® sales in the United States were $71.2 million in 2002. Rebif® sales in the rest of the world grew by 25.5% to 477.6 million in 2002 compared to $379.6 million in 2001. We estimate that our worldwide market share at the end of 2002 was approximately 19% compared with 16% at the end of 2001. Outside the United States, we estimate that our market share at the end of 2002 was approximately 36%, compared with 36% at the end of 2001. Finally, we estimate that our dollar market share was about 5% in the United States for the whole of 2002.

     Growth and metabolism

Our growth and metabolism product sales decreased by 5.8% to $219.1 million in 2002 from $232.6 million in 2001.

     Our sales of Saizen® increased by 15.6% to $124.0 million in 2002 from $107.3 million in 2001. This increase was due to higher demand in the United States, driven by the continuing good success of the first needle free device for the delivery of human growth hormone, cool.click™, and higher demand in Europe thanks to the roll-out of our auto-injector, one.click™. Cool.click™ was approved in June 2002 in Europe, and launched during the last quarter of 2002.

     Our sales of Serostim® decreased by 24.1% to $95.1 million in 2002 from $125.3 million in 2001. Serostim® sales declined as a result of tighter control and usage guidelines in key US states. In October 2002, we announced the implementation of the new Serostim® Secured Distribution Program in the United States. This program was designed to track and manage Serostim® through the distribution process, and ensure that patients who require Serostim® receive genuine products on a timely basis.

     Other products

Our sales of other products declined by 47.0% to $33.3 million in 2002 from $62.9 million in 2001. This decrease was primarily due to the discontinuation of Curosurf® sales, lower sales of generics drugs in Latin America, and lower sales of Stilamin®.

     Europe

Our total European product sales increased by 14.4% to $620.4 million in 2002 from $542.2 million in 2001. The increase was primarily due to the increased sales of Rebif® and Saizen®.

     North America

Our total North American product sales increased by 22.8% to $479.6 million in 2002 from $390.6 million in 2001. In North America, the increase was primarily due to the strong performance of Rebif® following its successful launch in the United States in 2002, and increased Saizen® and Gonal-F® sales, that were partially offset by lower Serostim® sales. Our total Rebif® sales in the United States were $71.2 million in 2002.

     Latin America

Our total Latin American product sales decreased by 16.5% to $109.2 million in 2002 from $130.9 million in 2001. Our sales performance in 2002 was adversely impacted by the continued economical difficulties in several countries in Latin America, Argentina in particular.

     Other regions

In the Middle East, Africa and Eastern Europe regions, our product sales increased by 28.0% to $107.6 million in 2002 from $84.1 million in 2001, due primarily to the continued sales growth of Rebif® and Gonal-F® in these markets. In the Asia-Pacific region, which excludes Japan, our product sales increased by 1.4% to $55.2 million in 2002 from $54.4 million in 2001, due largely to increased demand of Gonal-F®, which was partially offset by lower sales of urinary products. In Japan, our product sales decreased by 0.5% to $29.2 million in 2002 from $29.3 million in 2001, due primarily to the weakening of the Japanese Yen, which was partially offset by increased demand for Saizen® and Metrodin HP®. In Oceania, our product sales increased by 22.4% to $21.9 million in 2002 from $17.9 million in 2001, due largely to higher Rebif® and Gonal-F® sales.

     Royalty and license income

	Year ended December 31

	2002		2001		2000
	US$m	Change%	US$m	Change%	US$m

Royalty income	113.1	14.0	99.2	27.0	78.1
License income	10.3	(63.1)	27.9	91.1	14.6

	Year ended December 31

	2002		2001		2000
	US$m	Change%	US$m	Change%	US$m

Total royalty and license income	123.4	(2.9)	127.1	37.1	92.7

Our revenues from royalty and license income decreased by 2.9% to $123.4 million in 2002, compared to $127.1 million in 2001. Our royalty income reached $113.1 million in 2002 compared to $99.2 million in 2001. The increase was due primarily to higher royalty income from Biogen on its sales of Avonex® and from Organon on its sales of Puregon®.

     Our license income decreased to $10.3 million in 2002 from $27.9 million in 2001. The decrease of our license income was mainly due to the fact that in 2001 we received an exceptional payment of $27.6 million from a third party related to the divestiture of a product which was not core to our business. The license income for 2002 reflected primarily the amortization of the deferred up-front payment from the co-promotion agreement with Pfizer for Rebif® in the United States. We received an up-front payment of $200 million from Pfizer, which has been recorded as deferred income and will be recognized as license income on a straight-line basis over the life of the agreement, which ends in 2013.

Operating expenses

     Cost of product sales

Our cost of product sales increased by 5.0% to $223.8 million in 2002 from $213.2 million in 2001. This increase was driven by higher product sales. However, cost of product sales increased less than product sales due to an increasing proportion of our product sales from higher margin recombinant product and due to increased production yields driven by technical improvements in our biotechnology manufacturing processes. As a result, our gross profit on product sales, which is product sales less product cost of sales, increased by 15.7% to $1,199.4 million, or 84.3% of product sales, in 2002 from $1,036.2 million, or 82.9% of product sales, in 2001.

     Selling, general and administrative

Our SG&A expenses increased by 14.8% to $512.9 million in 2002 from $446.9 million in 2001. SG&A expenses represented 33.2% of revenues in 2002, compared to 32.5% in 2001. This increase was primarily due to:

•	Higher overall sales volumes;

•	Investment in selling and marketing infrastructure in 2002 for the launch of Rebif® in the United States;

•	Payment of sales commissions to Pfizer related to the co-promotion agreement for Rebif®;

•	Selling & marketing expenses associated with the roll-out of three new recombinant products in thearea of reproductive health (Ovidrel®, Luveris® and Gonal-F® multidose); and

•	Roll-out of new devices in the area of growth hormone deficiency (cool.click™ and one.click™).

     Research and development, net

	Year ended December 31

	2002	2001	2000
	US$m	US$m	US$m

R&D expense, gross	358.3	308.8	263.4
Government grants	(0.2)	(0.2)	(0.2)

R&D expense, net	358.1	308.6	263.2

	Year ended December 31

	2002	2001	2000
	US$m	US$m	US$m

R&D expense, net as a % of revenues	23.2	22.4	21.2

Our net research and development expenses increased by 16.1% to $358.1 million, or 23.2% of revenues, in 2002 from $308.6 million, or 22.4% of revenues, in 2001. This increase in our research and development expenses was due to several factors:

•	Our investment in strategic external collaborations. In 2002, we made significant progress in the area of business development with the achievement of agreements with leading biotechnology partners for late-stage and marketed products;

•	The further development of our functional genomics and discovery activities with the integration of the genetic genomic capabilities of Genset S.A.; and

•	The further development of the pipeline inclusive of the manufacturing process.

     Restructuring charge

In December 2002, we took a one-time $16.3 million restructuring charge related to:

•	The final stage of the closure of our production facilities for urine-derived reproductive hormone products in Italy. This action reflected our strategy to replace urine-derived fertility products with recombinant products; and

•	The sale of two companies in Latin America, in connection with our withdrawal from the generics sector, which was not core to our business.

     Other operating expense, net

Our net other operating expense was $85.8 million in 2002, compared to $70.2 million in 2001. This 22.3% increase was due to a number of factors including:

•	Our net royalty expenses increased to $34.8 million in 2002 compared to $22.9 million in 2001, in line with the increase in royalty income. In 2002, we reached an agreement with Berlex Laboratories Inc., the US subsidiary of Schering AG, concerning patents No. 5 376 567, which relate to the production of human interferon-beta. Under the terms of the settlement we received a non-exclusive license to import, manufacture and sell Rebif® in the United States, that will require us to pay a royalty to Berlex Laboratories Inc., based on US sales of Rebif®;

•	Amortization of intangibles and other long-term assets decreased to $22.8 million in 2002 compared to $31.6 million in 2001; and

•	Litigation and legal costs increased to $13.3 million in 2002 compared to $7.6 million in 2001.

Operating income

     Our operating income increased by 3.5% to $349.6 million in 2002 from $337.7 million in 2001. As a percentage of revenues, our operating income was 22.6% in 2002 compared to 24.5% in 2001.

Financial income, net

Our net financial income decreased to $36.5 million in 2002 from $51.4 million in 2001. This decrease was primarily due to lower interest rates on US dollar deposits, and because we incurred translation losses of $13.9 million in 2002 compared to $9.1 million in 2001 arising primarily from various currency devaluations in Latin America.

Taxes

Our total taxes decreased by 9.6% to $63.1 million in 2002 from $69.8 million in 2001 due primarily to our manufacturing process improvements which resulted in comparatively higher profit recognition in countries with more favorable tax jurisdictions. Our overall tax rate, including capital taxes, decreased to 16.4% in 2002 from 18.1% in 2001.

Net income

Our net income increased by 1.3% to $320.8 million in 2002 from $316.7 million in 2001. Our net income represented 20.7% of revenues, compared to 23.0% in 2001.

Year ended December 31, 2001
compared to year ended December 31, 2000

Total revenues

Our total revenues increased by 11.0% to $1,376.5 million compared to $1,239.7 million in 2000.

     Product sales

Our consolidated worldwide product sales increased by 8.9% to $1,249.4 million in 2001 from $1,147.0 million in 2000. There was an adverse currency effect of $30.5 million that was primarily due to the weakness of the Euro, Swedish Krone, Canadian Dollar, Japanese Yen and Australian Dollar against the US Dollar. Our product sales were impacted by two major events during 2001:

•	On April 4, we announced the voluntary recall of Crinone® due to a drug application problem of the gel in some applicators. This decision was based on the recommendation of Columbia Laboratories Inc., the manufacturer of Crinone®. Between April 4 and December 31 we incurred product returns from our wholesalers for a total of $3.1 million, which were recorded in reduction of our product sales. Consequently, our sales of Crinone® reached $2.4 million in 2001 (net of product returns) compared to $27.4 million in 2000; and

•	On February 22, we signed a termination agreement with Chiesi Farmaceutici S.p.A., a pharmaceutical company with headquarters in Parma, Italy, bringing to an end the right for our company to use the trademark Curosurf® and the right to use and employ the know-how related to this surfactant product. We initially obtained these rights from Chiesi in July 1991. This termination agreement was signed for an undisclosed amount, to be paid by Chiesi in several installments. As a result of this agreement, we discontinued gradually our sales of Curosurf®, which were brought to an end in December 2001. Our total Curosurf sales were $10.4 million in 2001 compared to $18.3 million in 2000.

Excluding Crinone® and Curosurf® sales in 2001 and 2000, our product sales were $1,236.6 million and $1,101.3 million respectively, representing an increase of 12.3% year on year.

     Our sales of recombinant products increased by 20.9% to $1,027.4 million, or 82.2% of total product sales, in 2001 from $849.6 million, or 74.1% of total product sales, in 2000. Our sales of urine-derived and other non-recombinant products decreased by 25.4% to $222.0 million, or 17.8% of total product sales, in 2001 from $297.4 million, or 25.9% of total product sales, in 2000. The changing sales mix reflects our strategy of focusing on biotechnology products, the transition from urine-derived products to recombinant products, and the voluntary recall of Crinone® as discussed above.

     Reproductive health

Our reproductive health product sales decreased by 3.0% to $574.3 million in 2001 from $592.3 million in 2000. Excluding the impact of the Crinone® recall, our reproductive health product sales increased by 1.2%. Our sales of Gonal-F® increased by 12.2% to $410.5 million in 2001 from $365.9 million in 2000. As a result of the continued switch to biotechnology products, our sales of Metrodin HP® declined by 30.1% to $67.1 million in 2001 from $96.1 million in 2000. We expect that we will continue to gradually replace Metrodin HP® with Gonal-F®. Our sales of Pergonal® declined by 31.3% to $38.1 million in 2001 from $55.4 million in 2000. Our sales of Cetrotide® reached $10.6 million in 2001 compared to $0.6 million in 2000. We had purchased the marketing rights of this product from ASTA Medica in 2000 for an undisclosed amount.

     Neurology

Our sales of Rebif® increased by 49.3% to $379.6 million in 2001 from $254.2 million in 2000. At the end of 2001, approximately 38,000 patients had been treated with Rebif®, compared with approximately 28,000 at the end of 2000. Following FDA approval on March 7, 2002, Rebif® was launched in the United States on March 11, 2002. Outside the United States, we estimate that our market share at the end of 2001 was approximately 36%, compared with 32% at the end of 2000.

     Growth and metabolism

Our growth and metabolism product sales increased by 2.4% to $232.6 million in 2001 from $227.1 million in 2000.

     Our sales of Saizen® increased by 19.2% to $107.3 million in 2001 from $90.0 million in 2000. This increase was due to higher demand in the United States, where we introduced the first needle free device, cool.click™, and higher demand in Europe where we introduced an improved auto-injector, one.click™. These results are net of sales return provisions of $4.4 million for the year 2000 in respect of a dispute with a co-promoter in the United States. Excluding this adjustment, sales increased by 13.6% in the year.

     Our sales of Serostim® decreased by 8.6% to $125.3 million in 2001 from $137.1 million in 2000. Serostim® sales declined as a result of tighter reimbursement and usage guidelines in key US states.

     Other products

Our sales of other products declined by 14.4% to $62.9 million in 2001 from $73.4 million in 2000. This decrease was essentially due to the discontinuation of Curosurf® sales, as discussed above, and the discontinuation of Ukidan® sales during 2000.

     Europe

Our total European product sales increased by 17.9% to $542.2 million in 2001 from $460.1 million in 2000. The increase was primarily due to the strong sales of Rebif® throughout Europe and, to a lesser extent, increasing sales of reproductive health products and sales of Saizen®.

     North America

Our total North American product sales decreased by 3.5% to $390.6 million in 2001 from $404.9 million in 2000. This decrease was essentially due to the recall of Crinone and lower Serostim sales. Meanwhile our sales of Rebif® in Canada continued to progress well. Adjusted for the recall of Crinone®, like-for-like product sales in North America grew 2.0%.

     Latin America

In spite of the economic difficulties observed in some Latin American countries, notably Argentina, our total Latin American product sales increased by 15.2% in dollar terms, to $130.9 million in 2001 from $113.6 million in 2000. The increase was due primarily to the increased demand for Rebif® and Gonal-F®.

     Other regions

In the Middle East, Africa and Eastern Europe regions, our product sales increased by 15.8% to $84.1 million in 2001 from $72.6 million in 2000, due primarily to the continued sales growth of Rebif®, and also Gonal-F®, in these markets. In the Asia-Pacific region, which excludes Japan, our product sales increased by 28.8% to $54.4 million in 2001 from $42.2 million in 2000, due largely to higher sales of Stilamin® and Gonal-F®, notably in China. In Japan, our product sales decreased by 22.5% to $29.3 million in 2001 from $37.9 million in 2000, due primarily to the weakening of the Japanese Yen, and lower demand for Saizen® and Metrodin HP® in the Japanese market. In Oceania, our product sales increased by 13.3% to $17.9 million in 2001 from $15.8 million in 2000, due primarily to the good progression of Rebif® in Australia.

     Royalty and license income

	Year ended December 31

	2001		2000		1999
	US$m	Change%	US$m	Change%	US$m

Royalty income	99.2	27.0	78.1	42.0	55.0
License income	27.9	91.1	14.6	(37.6)	23.4

Total royalty and license income	127.1	37.1	92.7	18.2	78.4

Our revenues from royalty and license income increased by 37.1% to $127.1 million in 2001, compared to $92.7 million in 2000. This increase was due to two factors:

•	A non-disclosed license income arising from the payment from Chiesi in 2001 in respect of the termination of our agreement on Curosurf®, as discussed above; and

•	Higher royalty income from Biogen on its sales of Avonex®, from Organon on its sales of Puregon® and from Immunex on its sales of Enbrel®.

Operating expenses

     Cost of product sales

Our cost of product sales decreased by 7.3% to $213.2 million in 2001 from $229.9 million in 2000. This decrease was due to increased production yields due to technical improvements in our biotechnology manufacturing processes and an increasing proportion of our product sales from higher margin recombinant products. As a result, our gross profit on product sales, which is product sales less product cost of sales, increased by 13.0% to $1,036.2 million, or 82.9% of product sales in 2001 from $917.1 million, or 80.0% of product sales in 2000.

     Selling, general and administrative

Our SG&A expenses increased by 13.5% to $446.9 million in 2001 from $393.7 million in 2000. This increase was primarily due to higher product sales volumes, our marketing investment in the second half of 2001 in anticipation of a potential launch of Rebif® in the United States in 2002 and selling and marketing expenses associated with the launch of three new recombinant products in the area of reproductive health (Ovidrel®, Luveris® and Gonal-F® multidose). SG&A expenses represented 32.5% of revenues in 2001, compared to 31.8% in 2000.

     Research and development, net

	Year ended December 31

	2001	2000	1999
	US$m	US$m	US$m

R&D expense, gross	308.8	263.4	222.1
Government grants	(0.2)	(0.2)	(0.5)

R&D expense, net	308.6	263.2	221.6

R&D expense, net as a % of revenues	22.4	21.2	19.5

Our net research and development expenses increased by 17.3% to $308.6 million, or 22.4% of revenues, in 2001 from $263.2 million, or 21.2% of revenues, in 2000. This increase in our research and development expenses was due to several factors:

•	The continuation of the head-to-head trial between Rebif®and Avonex® (also known as the EVIDENCE study);

•	Seven molecules entering the development process;

•	Projects already in development progressing through the development pipeline; and

•	The further development of our genomic activities.

     Other operating expense, net

Our net other operating expense was $70.2 million in 2001, compared to $31.1 million in 2000. This 125.2% increase was principally a recognition of an unrealized capital gain of $27.2 million resulting from the acquisition of Signal Pharmaceuticals Inc. by Celgene Inc. At the end of 1997, we invested $10.1 million in Signal Pharmaceuticals Inc. In return for this cash payment, we received 2,722,513 shares of series F preferred stock and 986,302 shares of series E preferred stock. During 2000, Celgene purchased Signal and, as a result of this transaction, Serono holds 466,198 shares in Celgene. This investment was valued at the Celgene stock price on the date of the acquisition agreement, of $74, giving rise to an unrealized gain of $27.2 million.

Operating income

Our operating income increased by 4.9% to $337.7 million in 2001 from $321.7 million in 2000. As a percentage of revenues, our operating income was 24.5% in 2001 compared to 26.0% in 2000.

Financial income, net

Our net financial income decreased to $51.4 million in 2001 from $52.3 million in 2000. This decrease was due to several factors:

•	We earned interest income on the proceeds of the capital raised in 2000 during an entire year as opposed to five month in 2000. However, interest rates on US dollar deposits declined sharply throughout 2001;

•	We recognized a net foreign currency loss of $3.1 million on our 2001 results, arising from the devaluation of the Argentine Peso during the period from December 2001 to January 2002; and

•	We realized an exceptional gain of $20.7 million in 2000 on our investment in an open-ended fund, prior to our sale of the investment in November 2000.

Taxes

Our total taxes decreased by 0.8% to $69.8 million in 2001 from $70.4 million in 2000 due primarily to our manufacturing process improvements, as referred to above, which resulted in comparatively higher profit recognition in countries with more favorable tax jurisdictions. Our overall tax rate, including capital taxes, decreased to 18.1% in 2001 from 18.9% in 2000.

Net income

Our net income increased by 5.2% to $316.7 million in 2001 from $301.0 million in 2000. Our net income represented 23.0% of revenues, compared to 24.3% in 2000.

Liquidity and capital resources

Our principal sources of liquidity have historically consisted of cash generated from operations and short-term and long-term borrowings. In 2000, we completed a global public offering of 1,070,670 bearer shares in the form of bearer shares and American depositary shares for gross proceeds of $1,006.0 million and net proceeds of $951.8 million. At December 31, 2002, we had net financial assets in the amount of $1,615.9 million compared to $1,453.8 million in 2001, an increase of 11.2%. The following table represents the components and the total amount of financial assets as of December 31, 2002, 2001 and 2000:

     Financial assets

	As of December 31

	2002	2001	2000
	US$m	US$m	US$m

Cash and cash equivalents	686.0	1,131.1	223.0
Short-term financial assets	378.9	344.4	1,215.5
Long-term financial assets	670.5	188.8	19.1
Bank advances	(70.1)	(154.2)	(162.1)
Current and long-term portion of debt	(49.4)	(56.3)	(133.1)

Net financial assets	1,615.9	1,453.8	1,162.4

At December 31, 2002, we had unused lines of credit for short-term financing of $112.7 million (2001: $94.1 million).

Our cash flows from operating activities are a significant ongoing source of funds to finance operations. Cash flows from operating activities increased by 31.4% to $532.0 million in 2002 from $405.0 million in 2001. This increase was primarily due to an increase in deferred income from the payment received from Pfizer on our co-promotion agreement for Rebif® in the United States. Excluding net cash items, net working capital increased to $287.1 million at December 31, 2002, from $225.1 million at December 31, 2001.

Net cash used in investing activities was $(700.6) million in 2002 compared to net cash flows from investing activities of $648.3 million in 2001. Key movements were:

•	The change in investment strategy from investment in short-term financial assets to long-term financial assets; and

•	An increase in intangible assets due primarily to the acquisition of Genset S.A. in 2002.

As a result of the factors discussed above, our free cash flow, which is the cash provided from our operating activities plus the cash from our investing activities, decreased to $(168.6) million in 2002 from $1,053.3 million in 2001 and $(749.3) million in 2000, as set forth below:

     Free cash flows

	Year ended December 31

	2002	2001	2000
	US$m	US$m	US$m

Net cash flows from operating activities	532.0	405.0	255.4
Net cash flows from investing activities	(700.6)	648.3	(1,004.7)

Free cash flow	(168.6)	1,053.3	(749.3)

Net cash flows from financing activities decreased to $(288.8) million in 2002 from $(144.4) million in 2001. This decrease was due primarily to:

•	Cash paid for shares under our share buy back program. On July 15, 2002 we announced a share buy back program for the repurchase of bearer shares up to CHF500 million over a three-year period. At the year-end, 226,507 shares had been purchased for an amount of CHF173 million or $112.5 million. This amount represented 34.6% of the authorized amount; and

•	The repayment of bank advances and long-term debt in the amount of $112.1 million.

We believe that our existing net financial assets, cash generated from operations, and unused sources of debt financing will be adequate to satisfy our working capital and capital expenditure requirements during the next several years. However, we may raise additional capital from time to time for other strategic purposes.

     Contractual cash obligations

     Our future minimum non-cancelable contractual obligations at December 31, 2002 are described below:

	Payments due by year (in $m)

		Less than 1
Contractual Obligation	Total	year	1-3 years	4-5 years	After 5 years

Borrowings	48.3	23.0	10.9	4.5	9.9
Lease — operating	130.3	26.5	40.1	22.7	41.0
Lease — finance	1.1	0.5	0.6	0.0	0.0
Capital commitments	51.8	51.8	0.0	0.0	0.0

The capital commitments relate to construction costs and contractors’ compensations for a building, which is expected to be completed before the end of 2003. Given the strength of our net financial assets, we do not anticipate difficulty in renegotiating our borrowings should this be necessary.

     In addition to the amounts disclosed above, we have a number of commitments under collaborative agreements as described in note 30 to the consolidated financial statements. As part of these agreements we have made commitments to make R&D payments to the collaborators, usually once milestones have been achieved, but in some cases on a regular basis. We do not consider any single collaborative agreement to be a sufficiently large commitment that it could impair significantly our financial condition. In the unlikely event that all the collaborators were to achieve all the contractual milestones, we would be required to pay approximately $200 million. The exact timing of eventual payments is uncertain, but it would be over a period of the next 10 years.

     Assets with an original cost of $67.5 million at December 31, 2002 (2001: $97.3 million) have been pledged as security against long-term debt and certain unused long-term lines of credits.

Inflation

Our results in recent years have not been significantly affected by inflation or changes in prices related to inflation.

     Recent accounting pronouncements

You can find a discussion of recent accounting pronouncements related to IFRS and US GAAP applicable to our company in note 34 to our consolidated financial statements. In addition, you can find a discussion of the potential impact of some IFRS exposure drafts published by the International Accounting Standards Board in note 1 to our consolidated financial statements that could have a material impact on our results.

Quantitative and qualitative disclosures about market risk

We are exposed to market risk, primarily related to foreign exchange, interest rates and the market value of our investment in financial assets. These exposures are actively managed by the Serono group treasury in accordance with a written treasury policy approved by the Board of Directors and subject to internal controls. To minimize earnings or cash flow volatility relating to these exposures, to protect the yield on the investment of liquid funds, and to manage the cost of our debt, we use a variety of derivative financial instruments. We do not use financial derivatives for speculative reasons or purposes unrelated to the normal business activities of the group. Any loss in value on a financial derivative would normally be offset by an increase in the value of the underlying transaction.

1. Exchange rate exposure

     Currency risk management

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in the exchange rates between the major world currencies. Our transactional currency risk exposure occurs on revenues and expenses that are generated in currencies other than the US dollar. The following table provides information about our product sales and operating expenses (comprising SG&A and R&D) by major currencies for 2002, 2001 and 2000:

Currency Impact

	Year ended December 31

	2002	2001	2000
	%	%	%

Product sales
In US dollar	46	46	50
In Euro	37	35	32
In other currencies	17	19	18

Total	100	100	100

Operating expenses (SG&A and R&D)
In US dollar	34	38	36
In Swiss franc	30	32	32
In Euro	27	19	21
In other currencies	9	11	11

Total	100	100	100

The primary purpose of our currency exchange risk management is to achieve stable and predictable cash flows. Consequently, we use various financial derivatives that change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. Our current policy is to enter into forward foreign exchange contracts and currency options to cover the currency risk associated with existing assets, liabilities and other contractually agreed transactions, as well as a portion of the currency risk associated with transactions that we anticipate conducting within the following six months. We report our results in US dollars but we have significant revenues and expenses in currencies other than the US dollar. The impact of a movement in the US dollar against the Euro and the Swiss franc is limited by the natural hedging effect of those non-US dollar expenses. The maturity dates of our forward contracts and currency options do not currently exceed eight months. At December 31, 2002 and 2001, we had entered into forward foreign exchange contracts and currency options with a nominal face value of $1,188.0 million and $585.6 million, respectively. At December 31, 2002, the fair value of our open derivative instruments for managing our foreign exchange exposures was negative $1.8 million, compared to a positive value of $5.4 million at December 31, 2001. The fair value represents the market value if the instruments were closed out at year-end, based on available market prices. We use financial instruments that are contracted with banks, which in most cases have credit ratings of A or better, and that have a maximum maturity of eight months.

The currencies in which our derivative financial instruments are denominated match those in which we have transaction or translation risk. We pursue a risk-averse approach to foreign exchange risk management with the intention to minimize the impact of short-term movements in exchange rates on our cash flows.

The following table provides information about our significant derivative financial instruments that are sensitive to fluctuations in foreign currency exchange rates, as of December 31, 2002:

	Forward foreign exchange
	contracts		Foreign currency options

	Nominal	Fair value at	Nominal	Fair value at
(US dollar equivalents in thousands)	amount	Dec 31, 2002	amount	Dec 31, 2002

1. US dollar against
Swiss franc	109,586	(1,754)	—	—
Canadian dollar	2,154	(37)	—	—
British pound	15,927	(155)	—	—
Euro	395,522	(4,562)	186,860	154
Japanese yen	2,530	(54)	—	—
Australian dollar	1,129	1	—	—
Israeli shekel	10,836	177	—	—
Danish krone	1,130	(39)	—	—
Mexican peso	1,959	45	—	—
Bolivar	1,691	(191)	—	—
Swedish krona	1,354	(1)
2. Swiss franc against
Canadian dollar	5,069	461	36,049	1,553
Australian dollar	2,539	107	13,502	299
British pound	4,505	69	—	—
Japanese yen	675	26	5,575	239
Euro	47,643	307	310,292	1,544
Swedish krona	3,081	39	12,097	130
Danish krone	10,712	(11)	—	—
Norwegian krone	5,614	(170)	—	—

Totals	623,656	(5,742)	564,375	3,919

     Exchange rate sensitivity

During 2002, the US dollar weakened against most major currencies including the Swiss franc and the Euro. The Swiss franc is the most significant source of our non-US dollar denominated expenses. The Euro is a significant source of our non-US dollar denominated revenues. A weaker dollar increases the value of sales denominated in currencies other than the US dollar such as the Euro, however, this positive impact is largely offset by the negative impact of higher Swiss-based costs in US dollar terms. In 2002, the US dollar fell by 6.9% against the Swiss franc; however, the negative impact of the lower US dollar on the net income of Serono was less than 1%.

     Because we enter into financial instruments to hedge a significant portion of our contracted and forecasted foreign exchange exposures up to eight months forward, a significant increase or decrease in the exchange rate of the US dollar relative to other major world currencies should not, in the short-term, have a material adverse effect on our cash flows. Over time, however, to the extent that such exchange rate movements are unable to be reflected in the pricing of our products in local currencies, such exchange rate movements could materially affect our cash flows.

2. Interest rate exposure

We actively manage our interest rate exposure through various risk management techniques. In the context of our goal of maintaining stable and predictable cash flows, we attempt to limit the impact of a significant increase or decrease in interest rates in the short term. As of December 31, 2002, we had net financial assets (excluding equity securities) of $1,615.9 million, compared with $1,453.8 million as of December 31, 2001. Our exposure to fluctuations in net interest income is managed by making investments in high quality financial assets and through the use of several types of derivative financial instruments that are sensitive to interest movements. The group’s financial assets include deposits with prime banks, investments in short-term money market funds, and rated bonds with a life to maturity of up to four years. Our interest risk exposure is monitored on an ongoing basis using various measures including, a repricing gap analysis, calculated using assets and liabilities that are sensitive to interest rates. This repricing gap analysis forms the basis of our calculation of our expected net interest profit/loss movements. This analysis determines the expected increase or decrease of the future interest profit/loss compared to the interest profit/loss resulting from our presently prevailing net financial assets.

     Interest rate risk management

The total notional principal amount of our interest rate swap contracts excluding swaps that qualify as fair value hedges at December 31, 2002 was $29.7 million, compared to $33.1 million at December 31, 2001. The entire 2002 balance matures during the period to April 2004. At December 31, 2002, we had no forward rate agreements. At December 31, 2001, we had forward rate agreements with a total nominal amount of $825 million and a fair value of $0.6 million. At December 31, 2002, the fair value of the interest rate swaps was negative $0.9 million, compared to negative $0.3 million at December 31, 2001. The fair value represents the market value if the instruments were closed out at the year-end.

     Fair value hedges

We maintain interest rate swaps that qualify for hedge accounting as fair value hedges relating to bond investments. The fair value movements of these swaps are included in the fair value hedge reserve and are recorded in the income statement in order to reflect the impact of derivatives on the interest charges related to the bond. There is an immaterial amount of hedge ineffectiveness related to these hedges.

     Interest rate exposure on long-term debt

The following tables present certain information regarding our use of derivative financial instruments, and other financial instruments that are sensitive to changes in interest rates, as of December 31, 2002. With respect to fixed rate and variable rate debt, the first table presents principal amounts of long-term debt (including current portion) at the December 31, 2002 exchange rates, and the related weighted average interest rates at the expected maturity date. Actual weighted average variable rates are applied for all periods. With respect to interest rate swaps, the second table presents notional amounts and weighted average interest rates at the expected maturity date. Weighted average variable rates are based on the implied forward rates as of December 31, 2002.

Interest rate risk management principal (notional) amount by expected maturity average interest rate
(US dollar equivalents in thousands

	2003	2004	2005	2006	2007	Thereafter	Total

Variable rate (USD)	1,500	—	—	—	—	—	1,500
Average interest rate	2.35%	—	—	—	—	—	—
Fixed rate (EUR)	3,719	2,497	934	913	163	347	8,573
Average interest rate	2.48%	2.53%	2.20%	2.06%	4.00%	1.87%	—

	2003	2004	2005	2006	2007	Thereafter	Total

Fixed rate (CHF)	721	360	—	—	—	—	1,081
Average interest rate	4.69%	4.69%	—	—	—	—	—
Variable rate (CHF)	17,315	5,781	1,455	1,455	1,455	9,453	36,914
Average interest rate	2.67%	3.60%	3.91%	3.91%	3.91%	3.91%	—
Fixed rate (JPY)	250	250	250	250	250	44	1,294
Average interest rate	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	—

Total debt, long-term and current portion							49,362

Interest rate risk management principal (notional) amount by expected maturity average interest (swap) rate
(US dollar equivalents in thousands)

				Fair value at
	2003	2004	Total	Dec 31, 2002

Swiss Franc interest rate swaps:
Payer swap (variable to fixed)	10,106	19,598	29,704	(885)
Average pay rate (fixed)	3.73%	3.73%
Average received rate (variable)	1.86%	1.86%

Audit Committee’s report

The Audit Committee reviews the company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. In this context, the Committee has met and held discussions with management and the independent auditors. Management represented to the Committee that the company’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), and the Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by International Standard on Auditing 260 “Communication of Audit Matters with Those Charged with Governance” and the AICPA Statement of Auditing Standards No. 61, Communication With Audit Committees. In addition, the Committee has discussed with the independent auditors, the auditors’ independence from the company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the board has approved, that the audited financial statements be submitted to the Annual Shareholders’ Meeting on May 6, 2003 and included in the company’s Annual report on Form 20-F for the year ended December 31, 2002, for filing with the Securities and Exchange Commission. The Committee and the board also have recommended, subject to shareholder approval, the selection of the company’s independent auditors.

Sergio Marchionne, Chairman, Audit
Committee Geneva, March 13, 2003

Report of the group auditors

To the General Meeting of Serono S.A. Coinsins (Vaud), Switzerland

As auditors of the group, we have audited the consolidated financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity and notes) of Serono S.A. for the year ended December 31, 2002.

     These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

     Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with International Standards on Auditing which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

     We recommend that the consolidated financial statements submitted to you be approved.

Consolidated income statements
Year ended December 31

		2002	2001	2000
	Notes	US$000	US$000	US$000

Revenues
Product sales	2	1,423,130	1,249,405	1,146,998
Royalty and license income	2	123,399	127,065	92,656

Total revenues	2	1,546,529	1,376,470	1,239,654

Operating expenses
Cost of product sales		223,751	213,160	229,907
Selling, general and administrative		512,942	446,945	393,716
Research and development, net	3	358,099	308,561	263,152
Restructuring		16,303	—	—
Other operating expense, net	4	85,811	70,152	31,147

Total operating expenses		1,196,906	1,038,818	917,922

Operating income		349,623	337,652	321,732

Non-operating income, net
Financial income, net	5	36,476	51,381	52,277
Other expense, net	6	1,658	2,548	2,411

Total non-operating income, net		34,818	48,833	49,866

Income before taxes and minority interests		384,441	386,485	371,598
Taxes	20	63,127	69,816	70,384

Income before minority interests		321,314	316,669	301,214
Minority interests		536	(52)	174

Net income		320,778	316,721	301,040

		US$	US$	US$

Basic earnings per share
Bearer shares	8	20.07	19.72	19.50
Registered shares	8	8.03	7.89	7.80
American depositary shares	8	0.50	0.49	0.49
Diluted earnings per share
Bearer shares	8	20.04	19.68	19.46
Registered shares	8	8.02	7.87	7.78
American depositary shares	8	0.50	0.49	0.49

The accompanying notes form an integral part of these financial statements.

Consolidated balance sheets
As of December 31

		2002	2001
	Notes	US$000	US$000

ASSETS
Current assets
Cash and cash equivalents	9	686,033	1,131,091
Short-term financial assets	16	378,865	344,413
Trade accounts receivable	10	257,313	234,490
Inventories	11	259,477	196,063
Prepaid expenses	12	26,609	21,857
Other current assets	13	208,100	134,955
Total current assets		1,816,397	2,062,869

Long-term assets
Property, plant and equipment	14	554,509	460,767
Long-term financial assets	16	711,201	241,009
Intangible assets	15	216,371	110,615
Deferred tax assets	20	136,687	107,115
Other long-term assets	17	59,509	36,394

Total long-term assets		1,678,277	955,900

Total assets	2	3,494,674	3,018,769

LIABILITIES
Current liabilities
Bank advances	18	70,093	154,295
Trade accounts payable		60,591	60,151
Current portion of long-term debt	18	23,505	18,959
Income taxes		55,152	55,948
Other current liabilities	19	348,704	246,157

Total current liabilities		558,045	535,510

Total long-term liabilities
Long-term debt	18	25,857	37,325
Deferred tax liabilities	20	12,080	9,003
Other long-term liabilities	21	436,329	217,430

Total long-term liabilities		474,266	263,758

Total liabilities	2	1,032,311	799,268

Minority interests		1,165	587

SHAREHOLDERS’ EQUITY
Share capital	23	253,416	253,137
Share premium	24	989,141	975,335
Treasury shares	23	(126,460)	(9,222)
Retained earnings	24	1,364,626	1,108,086
Fair value reserves	16	(44,807)	(25,135)
Cumulative foreign currency translation adjustments		25,282	(83,287)

Total shareholders’ equity		2,461,198	2,218,914

Total liabilities, minority interests and shareholders’ equity		3,494,674	3,018,769

     The accompanying notes form an integral part of these financial statements.

Consolidated statements of changes in equity

							Cumulative
							foreign currency
		Share	Share	Treasury	Retained	Fair value	translation
		capital(1)	premium	shares	earnings(1)	reserves	adjustments	Total
	Notes	US$000	US$000	US$000	US$000	US$000	US$000	US$000

Balance as of January 1, 2000		236,978	33,965	—	621,615	—	(65,773)	826,785
Issue of share capital — stock options		157	3,309	—	(21)	—	—	3,445
Issue of stock options to employees		—	140	—	—	—	—	140
Net income for 2000		—	—	—	301,040	—	—	301,040
Shares issued during the year		15,937	935,837	—	—	—	—	951,774
Purchase of treasury shares		—	—	(4,750)	—	—	—	(4,750)
Withholding tax on free share dividend		—	—	—	(59,755)	—	—	(59,755)
Dividend for 1999 — bearer shares		—	—	—	(12,537)	—	—	(12,537)
Dividend for 1999 — registered shares		—	—	—	(5,218)	—	—	(5,218)
Foreign currency translation adjustments		—	—	—	—	—	5,492	5,492

Balance as of December 31, 2000		253,072	973,251	(4,750)	845,124	—	(60,281)	2,006,416

Balance as of January 1, 2001
As previously reported		253,072	973,251	(4,750)	845,124	—	(60,281)	2,006,416
Effect of adopting IAS 39		—	—	—	—	(21,519)	—	(21,519)

As restated		253,072	973,251	(4,750)	845,124	(21,519)	(60,281)	1,984,897

Issue of share capital — stock options	25	65	1,760	—	—	—	—	1,825
Issue of stock options to employees	25	—	482	—	—	—	—	482
Issue of share capital — employee	23	—	(158)	1,106	—	—	—	948
Net income for 2001		—	—	—	316,721	—	—	316,721
Purchase of treasury shares	23	—	—	(5,578)	—	—	—	(5,578)
Dividend for 2000 — bearer shares	24	—	—	—	(39,017)	—	—	(39,017)
Dividend for 2000 — registered shares	24	—	—	—	(14,742)	—	—	(14,742)
Revaluation adjustments		—	—	—	—	(3,616)	—	(3,616)
Foreign currency translation adjustments		—	—	—	—	—	(23,006)	(23,006)

Balance as of December 31, 2001		253,137	975,335	(9,222)	1,108,086	(25,135)	(83,287)	2,218,914

Balance as of January 1, 2002		253,137	975,335	(9,222)	1,108,086	(25,135)	(83,287)	2,218,914

Issue of share capital — stock options	25	66	1,388	—	—	—	—	1,454
Issue of stock options to employees	25	—	1,045	—	—	—	—	1,045
Issue of share capital — ESPP	26	213	11,397	—	—	—	—	11,610
Issue of share capital — employee	23	—	(24)	184	—	—	—	160
Net income for 2002		—	—	—	320,778	—	—	320,778
Purchase of treasury shares	23	—	—	(117,422)	—	—	—	(117,422)
Dividend for 2001 — bearer shares	24	—	—	—	(46,637)	—	—	(46,637)
Dividend for 2001 — registered shares	24	—	—	—	(17,601)	—	—	(17,601)
Revaluation adjustments		—	—	—	—	(19,672)	—	(19,672)
Foreign currency translation adjustments		—	—	—	—	—	108,569	108,569

Balance as of December 31, 2002		253,416	989,141	(126,460)	1,364,626	(44,807)	25,282	2,461,198

(1)	As a consequence of pursuing a listing on the New York Stock Exchange, the company has complied with Topic 4-C of the SEC Staff Accounting Bulletins by restating its share capital and retained earnings in the consolidated financial statements to reflect the free share dividend distributed effective May 26, 2000 for all periods presented.

     The accompanying notes form an integral part of these financial statements.

Consolidated statements of cash flows
Year ended December 31

		2002	2001	2000
	Notes	US$000	US$000	US$000

Cash flows from operating activities
Income before taxes and minority interests		384,441	386,485	371,598
Depreciation and amortization	14, 15, 17	100,552	98,906	86,266
Financial income	5	(64,645)	(75,858)	(72,354)
Financial expense	5	10,643	14,709	17,867
Other non-cash items		17,233	25,595	(23,788)

Cash flows from operating activities before working capital changes		448,224	449,837	379,589

Working capital changes
Trade accounts payable, other current liabilities and deferred income		208,341	20,530	13,648
Trade accounts receivable		(3,968)	(22,231)	(34,042)
Inventories		(32,620)	(37,335)	5,734
Prepaid expenses and other current assets		(25,482)	34,879	(62,264)
Taxes paid		(62,513)	(40,730)	(47,222)

Net cash flows from operating activities		531,982	404,950	255,443

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	32	(115,092)	—	—
Purchase of property, plant and equipment		(99,144)	(78,565)	(63,617)
Intangible and other long-term assets		(25,194)	(44,352)	(35,225)
Purchase of financial assets	16	(860,407)	(188,853)	—
Other non-current liabilities		(10,257)	1,653	1,370
Proceeds from sale of financial assets	16	344,362	871,343	(945,681)
Disposal of subsidiary, net of cash disposed	32	6,628	—	—
Proceeds from sale of property, plant and equipment		10,488	11,033	5,367
Interest received		48,005	76,076	33,031

Net cash flows from investing activities		(700,611)	648,335	(1,004,755)

Cash flows from financing activities
Proceeds from issuance of share capital		11,610	—	951,774
Proceeds from exercises of stock options	25	1,454	1,825	3,445
Purchase of treasury shares	23	(117,422)	(5,578)	(4,750)
Bank advances		(94,490)	639	(9,156)
Payments on long-term debt		(17,642)	(73,701)	(36,783)
Interest paid		(8,121)	(13,810)	(12,746)
Dividends paid	24	(64,238)	(53,759)	(17,755)
Withholding tax on free share dividend		—	—	(59,755)

Net cash flows from financing activities		(288,849)	(144,384)	814,274

Effect of exchange rate changes on cash and cash equivalents		12,420	(819)	(3,423)

Net (decrease)/increase in cash and cash equivalents		(445,058)	908,082	61,539

Cash and cash equivalents
At beginning of year	9	1,131,091	223,009	161,470
At end of year	9	686,033	1,131,091	223,009

The accompanying notes form an integral part of these financial statements.

Notes to the consolidated financial statements

1. Basis of preparation

The consolidated financial statements of the Serono group (“group”) have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and its predecessor organization, the International Accounting Standards Committee. The consolidated financial statements have been prepared under the historical cost convention as modified by available-for-sale investments, financial assets and liabilities held-for-trading. In view of the international nature of the company’s activities and due to the fact that more of the company’s revenues are denominated in US dollars than in any other single currency, the consolidated financial statements are reported in that currency.

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of the more significant estimates include accruals and reserves for fiscal and legal claims, sales returns, and inventory obsolescence. Actual results could differ from those estimates.

     The group adopted IAS 39, “Financial Instruments: Recognition and Measurement”, and IAS 40, “Investment Property”, in 2001. The financial effect of adopting these standards was reported in the previous year’s consolidated financial statements. No International Financial Reporting Standards were issued or revised in 2002 and adopted by the group.

1.1 Group accounting

The consolidated financial statements include all companies in which the group, directly or indirectly, has more than 50% of the voting rights or over which it exercises control, unless they are held on a temporary basis. Companies are included in the consolidation as from the date of acquisition, while companies sold are excluded from the consolidation as from the date of sale. The purchase method is used to account for acquisitions. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net asset of the company acquired is recorded as goodwill (note 1.14). The proportion of the net assets and income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively. All intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Investments in companies over which the group is able to exercise significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control, are accounted for according to the equity method.

1.2 Foreign currencies

Assets and liabilities of the holding company, its subsidiaries and equity investments are translated into US dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. The translation adjustments resulting from exchange rate movements are accumulated in shareholders’ equity. On disposal of the foreign entity, such translation differences are recognized in the income statement as part of the gain or loss on sale. Foreign currency transactions are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses are included in the income statement, except for those related to intercompany transactions of a long-term investment nature, which are included in the cumulative foreign currency translation adjustments component of shareholders’ equity. Local currency financial statements of foreign entities operating in highly inflationary economies are restated using appropriate indices to current values at the balance sheet date before translation into the company’s reporting currency in accordance with IAS 29, “Financial Reporting in Hyperinflationary Economies”.

1.3 Revenue recognition

Revenue from the sale of products is recognized upon transfer to the buyer of significant risks and rewards and is disclosed net of sales taxes and rebates and after eliminating sales within the group. Revenue from the rendering of services is recognized when the service is rendered or on a percentage of completion basis over the contract period. Royalty and licensing incomes are recognized on an accrual basis in accordance with the economic substance of the agreement. Interest income is recognized as earned unless collectibility is in doubt. Provisions for product returns are made based on historical trends and specific knowledge of any customer’s intent to return products. Receipts of upfront payments and other similar non-refundable payments relating to the sale or licensing of products or technology are initially reported as deferred income and recognized as income over the period of the collaboration on a straight-line basis.

1.4 Collaborative agreements

Milestone and signing payments, payable under collaborative research and development or marketing agreements, are charged directly to research and development expense, unless there is significant evidence that all of the criteria for capitalization, as prescribed by IAS 38, “Intangible Assets”, are met. Acquired projects which have achieved technical feasibility, usually signified by regulatory body approval, are capitalized, as it is probable that the costs will give rise to future economic benefits. In this case, the costs are capitalized and amortized as technology rights included in intangible assets (note 1.14).

1.5 Government grants

Government grants received are netted against the corresponding items of expense in the income statement, except for those amounts received for the purchase of property, plant and equipment, which are recorded as deferred income in the balance sheet, in other current liabilities and other long-term liabilities as appropriate, and amortized over the useful life of the asset. Government grants become non-refundable upon the achievement of designated milestones.

1.6 Employee benefits

The group operates a Share Purchase Plan (“the Plan”), covering substantially all of its employees. Contributions received from employees are recorded as other current liabilities. Compensation cost related to the Plan is calculated based on the difference between the final purchase price and fair market value of the share on date of purchase and expensed as incurred.

     The company operates a number of defined benefit and defined contribution plans, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant group companies, taking into consideration the recommendations of independent qualified actuaries. For defined benefit plans, the group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for actuarial gains/losses and past service costs. Defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and uses interest rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability. The company’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

1.7 Stock options

Stock options are granted to the Board of Directors, the Executive Management Board and directors. A compensation charge, being the difference between the market price of the Serono S.A. bearer shares and the exercise price of the stock options, is calculated at the date the options are granted. This charge is recognized over the stock option’s vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium. In November 2002, the International Accounting Standards Board published an exposure draft on share-based payments, which could require fair-value recognition of equity-based compensation in the company’s consolidated financial statements. Management estimates that the adoption of this exposure draft in its current format, could result in additional compensation expense that is similar to the amount of compensation expense as disclosed under the current US GAAP treatment as outlined in note 34.

1.8 Taxation

Taxes reported in the income statement include current and deferred income taxes, as well as other taxes, principally those to be paid on capital and property. Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from depreciation on property, plant and equipment, provision for inventory, elimination of unrealized intercompany profits, tax losses carried forward and research and development tax credits carried forward. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Irrecoverable withholding taxes paid on dividends received are included in the income tax charge of the year.

1.9 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand and deposits with banks that have maturity of three months or less from the date of acquisition. Cash and cash equivalents are carried in the consolidated balance sheet at cost. Bank overdrafts are included in bank advances within current liabilities. Bank deposits, that have maturities greater than three months but less than 12 months from the date of acquisition are included in short-term investments.

1.10 Trade accounts receivable

Trade accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the year-end. Bad debts are written off, through selling expense, in the year they are identified. Trade accounts receivable factored out to financial institutions for a single non-returnable fixed sum with no recourse to the company are treated as being fully settled. The corresponding payment from the financial institution is recorded as a cash receipt from customers and no liability is recognized. Fees incurred to effect the factoring are recognized as a financial expense in the period in which the factoring takes place.

1.11 Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is calculated on a FIFO basis. The cost of work-in-progress and finished goods inventories includes materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity.

1.12 Property, plant and equipment

Property, plant and equipment are carried at cost, including interest and operating expenses directly related to projects that are capitalized during construction. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost providing that increased economic benefits will be earned from the asset. Depreciation is recorded as a charge against income computed on a straight-line basis, at rates considered adequate to depreciate the cost of such assets over their useful lives. Land is not depreciated. Estimated useful lives are as follows:

Buildings	20-40 years
Machinery and equipment	3-10 years
Furniture and fixtures	6-10 years
Leasehold improvement	over life of lease

Gains and losses on disposal or retirement of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining operating income. Repairs and maintenance costs are expensed as incurred.

1.13 Leases

Leases of assets, whereby the company assumes substantially all the benefits and risks of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments as property, plant and equipment and depreciated over the shorter of the useful life of the asset and the lease term, according to the rates listed in note 1.12. The corresponding liabilities are included in the current and long-term portion of long-term debt. The interest element of the finance cost is charged to the income statement over the lease period. Leases of assets under which the lessor effectively retains all the risks and benefits of ownership are classified as operating leases. Payments under operating leases are charged to income on a straight-line basis over the period of the lease.

1.14 Intangible assets

Goodwill

Goodwill represents the excess of the acquisition cost over the company’s share of the fair value of the net assets acquired, at the date of acquisition. Goodwill on acquisitions occurring on or after January 1, 1995, is capitalized at the date of acquisition and amortized on a straight-line basis over the expected period of benefit, which, in the case of a biotechnology business, may exceed five years but which does not exceed 20 years. Goodwill on acquisitions that occurred prior to January 1, 1995, was charged in full to retained earnings; such goodwill has not been retroactively capitalized and amortized.

Research and development

Research and development costs are generally expensed as incurred. In the opinion of management, due to the regulatory and other uncertainties inherent in the development of the company’s new products, the criteria for development costs to be recognized as an asset, as prescribed by IAS 38, “Intangible Assets”, are not met until the product has received regulatory approval and when it is probable that future economic benefits will flow to the group. Capitalized development costs are amortized on a straight-line basis over the period of the expected benefit not exceeding five years and are reviewed for impairment at each balance sheet date (note 1.15). Property, plant and equipment used for research and development purposes are capitalized and depreciated in accordance with the company’s depreciation policy (note 1.12).

Computer software

Generally, costs associated with developing computer software are expensed as incurred. However, costs that are clearly associated with an identifiable and unique asset, which will be controlled by the company and has a probable benefit exceeding the cost beyond one year, are capitalized and amortized on a straight-line basis over their useful lives, not exceeding a period of three years. Associated costs include staff costs of the development team and an appropriate portion of relevant overheads.

Other intangible assets

Expenditure on acquired patents, trademarks and licenses and technology rights are recognized when it is probable that future economic benefits will flow to the company and the cost can be measured reliably. Patents and technology rights are amortized by a charge against income computed on a straight-line basis over their useful lives, but not to exceed five years for patents and ten years for technology rights.

1.15 Impairment of long-lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

1.16 Investments

As of January 1, 2001, the company adopted IAS 39, “Financial Instruments: Recognition and Measurement”, and classified its investments into held-to-maturity and available-for-sale categories. Investments with fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in long-term financial assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time are classified as available-for-sale and are also included within long-term assets.

     Purchases and sales of investments are recognized on the trade date, which is the date that the company commits to purchase or sell an asset. Cost of purchase includes transaction costs. Available-for-sale investments are subsequently carried at fair value, whilst held-to-maturity investments are carried at amortized cost. Unrealized gains and losses arising from changes in the fair value of available-for-sale investments are recognized directly in equity until the financial asset is sold, collected or otherwise disposed of, or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net income for the period. Available-for-sale securities comprising marketable equity securities that are traded in active markets are carried at their fair value as of each balance sheet date. For these investments, fair value is determined by reference to stock exchange quoted bid prices. All available-for-sale securities and held-to-maturity securities are classified as non-current assets, unless they are expected to be realized within 12 months of the balance sheet date.

     In June 2002, the International Accounting Standards Board published an exposure draft on a proposed amendment to IAS 39, which if adopted would require the recognition of impairment losses on available-for-sale investments if the market value remains at least 25% below the original cost for a period of more than six months. Management estimates that the adoption of this exposure draft in its current format would result in an adjustment to net income that is contained in the company’s US GAAP reconciliation as outlined in note 34.

1.17 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, long-term and short-term investments, trade accounts receivable, corporate debt securities, bank advances, trade accounts payable and long-term debt. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item. Derivative financial instruments, including foreign exchange forward contracts, options and interest rate swaps, are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value.

     The group uses foreign exchange forward contracts and currency options to hedge the risk of movements in foreign currency exchange rates, which are not naturally hedged from our operations. Gains and losses on forward exchange contracts and currency options taken out to cover short-term receivable and payable exposures are offset against the corresponding gains and losses recognized in the balance sheet and income statement. Certain derivatives transactions, while providing effective economic hedges under the company’s risk management policy, do not qualify for hedge accounting under the specific rules of IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement as part of the financial result.

     The group designated certain interest rate swaps as a hedge of the fair value of recognized assets or liabilities (fair value hedge). Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets. The group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

     The fair value of publicly traded derivatives and available-for-sale securities is based on quoted market prices at the balance sheet date. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

1.18 Provisions

Provisions are recognized by the company when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Restructuring provisions are recorded in the period in which management has committed to a plan and it is probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

1.19 Borrowings

Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds and the redemption value is recognized in the income statement in the period of the borrowings.

1.20 Share capital

The authorized and the conditional share capital have been translated into US dollars, for information purposes only, at the appropriate year-end exchange rates. Issued and fully paid share capital has been translated at the prevailing exchange rate on the date of issuance. Treasury shares are presented as a deduction from equity at cost and are presented as separate items within shareholders’ equity. Differences between this amount and the eventual amount received upon reissue are recorded in share premium.

1.21 Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2. Segment information

Primary reporting format — geographic segment

		Year ended December 31, 2002

		Europe	North America	Latin America	Other	Group
	Notes	US$000	US$000	US$000	US$000	US$000

Product sales		620,366	479,553	109,281	213,930	1,423,130
Royalty and license income		62,787	868	—	59,744	123,399

Total revenues		683,153	480,421	109,281	273,674	1,546,529

Allocable operating income		263,404	345,398	62,769	119,561	791,132

Corporate R&D expenses						(324,874)
Unallocated expenses						(116,635)

Operating income						349,623

Restructuring		12,420	—	3,883	—	16,303

Interest income	5	14,208	258	146	50,033	64,645

Interest expense	5	(6,033)	(163)	(3,341)	(1,106)	(10,643)

Segment assets		1,564,244	182,364	52,152	1,695,914	3,494,674

Segment liabilities		657,602	91,705	22,114	129,447	900,868

Unallocated liabilities						131,443

Total liabilities						1,032,311

Capital expenditures	14	102,219	12,011	2,911	8,183	125,324

Depreciation	14	61,212	8,223	1,872	6,454	77,761

Amortization	15,17	20,526	409	202	1,654	22,791

		Year ended December 31, 2001

		Europe	North America	Latin America	Other	Group
	Notes	US$000	US$000	US$000	US$000	US$000

Product sales		542,246	390,563	130,889	185,707	1,249,405
Royalty and license income		74,759	—	—	52,306	127,065

Total revenues		617,005	390,563	130,889	238,013	1,376,470

Allocable operating income		338,486	247,265	50,513	96,101	732,365

Corporate R&D expenses						(282,914)
Unallocated expenses						(111,799)

Operating income						337,652

Interest income	5	12,597	981	163	62,117	75,858

Interest expense	5	(8,381)	(1,803)	(2,967)	(1,558)	(14,709)

Segment assets		1,080,711	165,401	95,407	1,677,250	3,018,769

Segment liabilities		482,396	57,793	53,729	103,247	697,165

Unallocated liabilities						102,103

Total liabilities						799,268

Capital expenditures	14	62,916	24,819	1,590	7,806	97,131

Depreciation	14	52,433	3,439	5,656	5,781	67,309

Amortization	15,17	26,504	79	202	4,812	31,597

	Year ended December 31, 2000

	Europe	North America	Latin America	Other	Group
	US$000	US$000	US$000	US$000	US$000

Product sales	460,086	404,854	113,582	168,476	1,146,998
Royalty and license income	45,280	—	—	47,376	92,656

Total revenues	505,366	404,854	113,582	215,852	1,239,654

Allocable operating income	233,254	279,809	37,317	73,720	624,100

Corporate R&D expenses					(216,561)
Unallocated expenses					(85,807)

Operating income					321,732

Interest income	5,968	353	263	65,770	72,354

Interest expense	(7,602)	(5,264)	(3,209)	(1,792)	(17,867)

Segment assets	1,072,610	204,101	79,461	1,438,605	2,794,777

Segment liabilities	449,081	102,560	43,604	109,849	705,094

Unallocated liabilities					82,527

Total liabilities					787,621

Capital expenditures	55,989	3,376	2,021	5,694	67,080

Depreciation	42,547	6,082	2,546	5,661	56,836

Amortization	22,901	113	162	6,254	29,430

Product sales are based on the country in which the customer is located, while royalty and license income is based on the country that receives the royalty. Segment assets and capital expenditures are shown by the geographical area in which the assets are located. There are no sales or other transactions between the segments. Segment assets consist primarily of cash and cash equivalents, receivables, inventories, prepaid expenses, property, plant and equipment and intangible and other assets, and exclude investments. Segment liabilities comprise operating liabilities and exclude items such as taxation. Capital expenditures comprise additions to property, plant and equipment. Unallocated expenses represent corporate expenses.

Secondary reporting format — business segment

Business segment information is not provided as the company operates in one business segment, namely human therapeutics. The human therapeutics business comprises over 95% of revenues and shareholders’ equity of the group.

3. Research and development, net

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

Research and development expense, gross	358,267	308,720	263,381
Less government grants	(168)	(159)	(229)

Total research and development expense, net	358,099	308,561	263,152

4. Other operating expense, net

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

Gain on investment	—	—	(27,155)
Amortization of intangibles and other long-term assets	22,791	31,597	29,371
Royalty expense	34,750	22,868	22,103
Litigation and legal costs	13,314	7,595	5,306
Patent and trademark expenses	4,561	4,029	3,291
Other	10,395	4,063	(1,769)

Total other operating expense, net	85,811	70,152	31,147

5. Financial income, net

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

Interest income	64,645	75,858	51,675
Gain on investment fund	—	—	20,679
Interest expense	(10,643)	(14,709)	(17,867)
Foreign currency losses	(17,526)	(9,768)	(2,210)

Total financial income, net	36,476	51,381	52,277

Foreign currency losses include translation losses arising primarily on various currency devaluation in Latin America that amounted to $13.9 million in 2002 ($9.1 million in 2001 and $1.8 million in 2000).

6. Other expense, net

Includes transactions that are outside the core company business including donations to charitable foundations and rental income and expense earned and paid on certain leases.

7. Personnel costs

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

Salaries and wages	297,745	244,256	222,602
Social benefits and other	133,082	112,944	92,639

Total personnel costs	430,827	357,200	315,241

At December 31, 2002, there were 4,616 employees (2001: 4,501 employees and 2000: 4,268) within the company.

8. Earnings per share

Basic earnings per share are calculated in accordance with IAS 33, “Earnings Per Share”, by dividing the net income of the company by the weighted average number of shares outstanding during the year.

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

Net income attributable to bearer shareholders	232,381	229,863	215,139
Net income attributable to registered shareholders	88,397	86,858	85,901

Total net income	320,778	316,721	301,040

Weighted average number of bearer shares in issue	11,580,611	11,658,108	11,032,835
Weighted average number of registered shares in issue	11,013,040	11,013,040	11,013,040
	US$	US$	US$
Basic earnings per bearer share	20.07	19.72	19.50
Basic earnings per registered share	8.03	7.89	7.80
Basic earnings per American depositary share	0.50	0.49	0.49

Diluted earnings per bearer share	20.04	19.68	19.46
Diluted earnings per registered share	8.02	7.87	7.78
Diluted earnings per American depositary share	0.50	0.49	0.49

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all outstanding stock options granted to employees (note 25) and directors (note 31) and call options (note 28). Outstanding stock options granted to employees and directors represent 17,544 bearer shares in 2002 (2001: 29,501 and 2000: 31,054).

9. Cash and cash equivalents

	As of December 31

	2002	2001
	US$000	US$000

Cash in hand and at bank	92,043	36,143
Short-term bank deposits	593,990	1,094,948

Total cash and cash equivalents	686,033	1,131,091

The short-term bank deposits are mainly denominated in US dollars and Swiss francs with original maturity of three months or less from the date of acquisition. All funds are placed with banks with a high credit rating (minimum rating A). The effective interest rate on short-term bank deposits was 1.47% (2001: 2.04%) and these deposits have a weighted average maturity of eight days (2001: five days) as of December 31, 2002.

10. Trade accounts receivable

	As of December 31

	2002	2001
	US$000	US$000

Trade accounts receivable, gross	268,507	247,192
Provision for doubtful accounts	(11,194)	(12,702)

Total trade accounts receivable, net	257,313	234,490

The company sells its products worldwide through major wholesale distributors and direct to clinics and hospitals. No individual customer accounts for more than 10% of trade accounts receivable at the year-

end or of sales during the year. Included in trade accounts receivable, gross, are $8.7 million in receivables, which have been outstanding for more than one year (2001: $4.7 million).

11. Inventories

	As of December 31

	2002	2001
	US$000	US$000

Raw materials	38,259	30,941
Work-in-progress	152,594	113,071
Finished goods	68,624	52,051

Total inventories	259,477	196,063

Included in inventories as of December 31, 2002, are $14.5 million (2001: $17.8 million) in inventory provisions.

12. Prepaid expenses

	As of December 31

	2002	2001
	US$000	US$000

Prepaid laboratory supplies	3,588	6,360
Utilities	5,453	2,799
Samples	997	2,758
Advertising and marketing expenses	4,678	2,598
Prepayments to suppliers	5,174	1,889
Spare parts	2,031	1,869
Other	4,688	3,584

Total prepaid expenses	26,609	21,857

13. Other current assets

	As of December 31

	2002	2001
	US$000	US$000

VAT receivable	93,392	68,878
Accrued royalty revenue	27,528	24,902
Accrued interest income	36,292	13,450
Advances	8,161	2,465
Other receivables	30,266	10,327
Other	12,461	14,933

Total other current assets	208,100	134,955

14. Property, plant and equipment

	As of December 31

	Land and	Machinery and	Furniture and	Leasehold	Construction	Total	Total
	buildings	equipment	fixtures	improvements	in progress	2002	2001
	US$000	US$000	US$000	US$000	US$000	US$000	US$000

Cost
As of January 1	315,499	450,705	26,373	51,530	35,385	879,492	881,419

Transfers	832	3,275	—	16,510	(20,617)	—	—
Additions (note 2)	6,129	67,529	5,946	14,161	31,559	125,324	97,131
Disposals	(6,203)	(65,300)	(4,827)	(14,017)	—	(90,347)	(69,942)
Impairment	(224)	(309)	—	—	—	(533)	—
Currency adjustments	56,138	64,817	5,176	4,887	10,265	141,283	(29,116)

As of December 31	372,171	520,717	32,668	73,071	56,592	1,055,219	879,492

Accumulated depreciation
As of January 1	89,480	277,122	17,130	34,993	—	418,725	418,994

Disposals	(2,992)	(47,719)	(4,046)	(6,815)	—	(61,572)	(55,220)
Depreciation (note 2)	13,212	57,255	2,623	4,671	—	77,761	67,309
Currency adjustments	16,093	23,568	3,227	22,908	—	65,796	(12,358)
As of December 31	115,793	310,226	18,934	55,757	—	500,710	418,725

Net book value as of December 31	256,378	210,491	13,734	17,314	56,592	554,509	460,767

Net book value under finance lease contracts						1,113	550

Disposals include the divestments in Filaxis International S.A. and Laboratorios Filaxis S.A. with sales of property, plant and equipment with an original cost of $3.7 million and accumulated depreciation of $1.1 million. Additions include the acquisition of Genset S.A. with the fair value of acquired property, plant and equipment as described in note 32. At December 31, 2002, the group plans to dispose of property, plant and equipment with an original cost of $20.0 million (2001: $19.9 million) and accumulated depreciation of $11.4 million (2001: $11.2 million). The carrying amounts represent management’s best estimate of the value in use.

     Assets at an original cost of $67.5 million at December 31, 2002 (2001: $97.3 million), have been pledged as security against long-term debt and certain unused long-term lines of credit. The group has other capital commitments totaling $51.8 million (2001: $0.9 million). No interest has been capitalized during 2002 and 2001.

15. Intangible assets

	As of December 31

	Technology rights		Total	Total
	and patents	Goodwill	2002	2001
	US$000	US$000	US$000	US$000

Cost
As of January 1	197,784	25,346	223,130	221,308

Additions	16,168	111,493	127,661	3,041
Disposals	—	(4,046)	(4,046)	(297)
Currency adjustments	5,130	—	5,130	(922)

As of December 31	219,082	132,793	351,875	223,130

Accumulated amortization
As of January 1	104,975	7,540	112,515	88,603

Amortization	17,354	2,957	20,311	24,944
Disposals	—	(1,814)	(1,814)	(216)
Currency adjustments	4,400	92	4,492	(816)

As of December 31	126,729	8,775	135,504	112,515

Net book value as of December 31	92,353	124,018	216,371	110,615

Additions to goodwill relate to the acquisition of Genset S.A. (note 32). Disposals of goodwill relate to the divestments in Filaxis International S.A. and Laboratorios Filaxis S.A. and were included within restructuring in the income statement.

16. Investments

	As of December 31

				Carrying and	Carrying and
		Gross	Gross	estimated	estimated
		unrealized	unrealized	fair value	fair value
	Cost	gains	losses	2002	2001
	US$000	US$000	US$000	US$000	US$000

Held-to-maturity securities	403,860	—	—	403,860	188,853
Available-for-sale securities:
Equity securities	92,811	—	(52,066)	40,745	52,156
Debt securities	638,138	8,568	(1,245)	645,461	344,413

Net book value as of December 31	1,134,809	8,568	(53,311)	1,090,066	585,422

Classification in the balance sheet
Short-term financial assets				378,865	344,413
Long-term financial assets				711,201	241,009

Held-to-maturity securities as of December 31, 2002, include corporate debt securities with effective interest rates ranging from 3.14% to 4.72% (2001: 3.2% to 4.8%), which mature between four months and three years (2001: 15 months and three years).

17. Other long-term assets

	As of December 31

	2002	2001
	US$000	US$000

Software development costs, net	13,746	3,232
Deferred charges, net	2,475	1,376
Deposits	3,398	2,548
Other long-term receivables	8,299	—
Other	31,591	29,238

Total other long-term assets	59,509	36,394

Amortization on software development costs, deferred charges and other amounted to $2.5 million in 2002 (2001: $6.7 million).

18. Borrowings

	As of December 31

			2002	2001
			Weighted	Weighted
			average	average
	2002	2001	interest rate	interest rate
	US$000	US$000%		%

Bank advances	70,093	154,295	5.52	4.24
Mortgage notes	30,997	34,640	3.72	3.69
Unsecured bank loans	17,361	21,182	1.64	2.20
Capital lease obligation	1,004	462

Total debt, long-term and current portion	49,362	56,284

Classification in the balance sheet
Current portion of long-term debt	23,505	18,959
Long-term debt	25,857	37,325

Maturities of financial obligations are as follows:

US$000

2003	23,505
2004	8,887
2005	2,639
2006	2,618
2007	1,868
Thereafter	9,845

Total debt, long-term and current portion	49,362

The fair value of the total long-term debt is $26.3 million (2001: $37.4 million). The fair value is based on discounted cash flows using a discount rate based upon the borrowing rate and approximates the nominal value as the majority of the borrowings are at variable market interest rates.

     Long-term debt includes secured liabilities totaling $20.8 million (2001: $26.1 million). Long-term debt is secured by certain land and buildings (note 14). Unused lines of credit for short-term financing are $112.7 million (2001: $94.1 million).

     As part of the short-term financing, the group has $219.5 million (2001: $192.1 million) available under revolving multicurrency operating facilities, of which $157.8 million (2001: $109.7 million) was unused at December 31, 2002. During 2002, the company paid commitment fees for bank advances in the range of 0.06% to 0.13% (2001: 0.06% to 0.13%) on the total credit facilities available.

Capital leases

Future minimum lease payments under capital leases are as follows:

US$000

2003	525
2004	411
2005	104
2006	11
2007	11
Thereafter	—

Total minimum lease payments	1,062
Less amount representing interest	58

Present value of net minimum lease payments	1,004

19. Other current liabilities

	As of December 31

	2002	2001
	US$000	US$000

Payroll related	85,196	59,680
Accrued accounts payable	29,351	39,768
Rebates and promotional expenses	49,133	28,108
Short-term provisions	40,927	19,730
Royalties	19,374	16,621
Taxes other than income	16,202	12,488
Employee share purchase plan	14,650	11,886
Amount due for available-for-sale investments	—	10,492
Accrued research and development	21,169	9,107
Construction expenses	12,862	6,500
Professional fees and services	6,656	5,700
Interest	519	1,314
Deferred income	18,222	2,291
Other	34,443	22,472

Total other current liabilities	348,704	246,157

20. Taxation

Tax expense

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

Current income taxes	75,555	77,630	70,268
Deferred income taxes	(21,950)	(14,567)	(7,348)

Total income taxes	53,605	63,063	62,920
Capital and other taxes	9,522	6,753	7,464

Total tax expense	63,127	69,816	70,384

The group has operations in various countries that have differing tax laws and rates. Consequently, the effective tax rate on consolidated income may vary from year to year, according to the source of earnings. The effective income tax rate is calculated by dividing the income tax expense by the income before taxes and minority interests reduced by capital and other taxes. Reconciliation between the reported income tax expense and the amount computed using a basic Swiss statutory corporate tax rate of 30%, is as follows:

Effective tax rate

	Year ended December 31

	2002	2001	2000
	%	%	%

Corporate tax rate	30.0	30.0	30.0
Tax effect of rates different from 30%	(13.3)	(12.9)	(17.3)
Effect of utilizing prior periods’ tax losses and profits	(0.1)	(1.0)	(0.3)
Effect of current year’s losses not yet utilized	0.4	1.7	1.4
Effect of adjustments recognized in the period for current tax of prior periods	(3.6)	(1.7)	2.1
Other, net	0.9	0.5	1.4

Effective tax rate	14.3	16.6	17.3

Deferred income tax assets and liabilities

	As of December 31

	2002	2002	2001	2001
	Deferred	Deferred	Deferred	Deferred
	tax assets	tax liabilities	tax assets	tax liabilities
	US$000	US$000	US$000	US$000

Tax losses carried forward	3,526	—	3,996	—
Various R&D tax credits carried forward	30,757	—	31,508	—
Depreciation	15,036	3,841	11,621	3,341
Inventories	53,984	12,643	41,096	9,950
Other	33,384	(4,404)	18,894	(4,288)

Total deferred income taxes	136,687	12,080	107,115	9,003

Negative liability positions reflect the impact of the tax assets and liabilities arising in a local tax jurisdiction, which cannot be netted against the tax assets and liabilities in other tax jurisdictions for aggregate presentation.

     Deferred tax assets relating to unused tax losses and deductible temporary differences have been recognized to the extent that it is probable that future taxable profits will be available to utilize such losses and temporary differences. At December 31, 2002, tax losses available for carry forward which have not been recognized due to uncertainty of their recoverability, amount to $248.6 million (2001: $28.8 million). At December 31, 2002, the group has the following loss carry forward for income tax purposes:

US$000

2003	3,712
2004	4,038
2005	7,189
2006	18,636
2007	41,674
2008	26,086
Thereafter	159,577

Total	260,912

Deferred tax liabilities have not been recognized for undistributed earnings as such undistributed earnings are deemed to be permanently reinvested. At December 31, 2002, unremitted earnings of subsidiaries considered permanently invested, for which deferred income taxes estimated at $0.1 million (2001: $0.1 million) have not been provided, were approximately $0.4 million (2001: $8.0 million). Details of the current income taxes and deferred income taxes by origin are as follows:

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

Income before taxes and minority interests, reduced by $9,522 in 2002, $6,753 in 2001 and $7,464 in 2000 for capital and other taxes
Swiss	204,377	201,122	221,696
Foreign	170,543	178,610	142,438

Total income before taxes and minority interests	374,920	379,732	364,134

Current income tax expense consisted of the following:
Swiss	19,001	33,772	32,845
Foreign	56,554	43,858	37,423

Total current income taxes	75,555	77,630	70,268

Deferred income tax benefits consisted of the following:
Swiss	(4,337)	2,851	(1,391)
Foreign	(17,613)	(17,418)	(5,957)

Total deferred income taxes	(21,950)	(14,567)	(7,348)

21. Other long-term liabilities

	As of December 31

	2002	2001
	US$000	US$000

Long-term provisions	166,138	124,947
Pension obligations	50,047	40,951
Marketing rights	23,378	34,836
Staff leaving indemnities	13,436	11,465
Deferred income	176,507	2,357
Other	6,823	2,874

Total other long-term liabilities	436,329	217,430

The liability for staff leaving indemnities represents amounts payable to employees upon their termination of employment under provisions of the Italian and Israeli civil codes and collective labor contracts. The deferred income as of December 31, 2002 includes the non-current portion of the upfront fee of $200 million from Pfizer (note 30), which will be recognized as license income on a straight-line basis over the term of the agreement. The current portion of the deferred income has been recorded as other current liabilities.

     An additional provision of $41.2 million (2001: $26.9 million) included in long-term provisions was recorded at year-end for fiscal and legal claims. The senior management of the company considers that disclosure of further details of these claims would seriously prejudice the company’s negotiating position and accordingly further information on the nature of the obligations has not been provided. There were no provisions released during 2002 or 2001.

22. Retirement benefit plans

Substantially all employees of the company are covered by defined benefit, insured or state pension plans. Pension costs in 2002 amounted to $17.3 million (2001: $12.8 million and 2000: $12.8 million), excluding company contributions to state or statutory pension plans. Included in pension cost is the amount of $2.9 million (2001: $2.3 million and 2000: $2.1 million), which represents contributions to defined contribution plans. The group funds these plans in amounts consistent with the local funding requirements, laws and regulations. The costs of the defined benefit retirement plans are based upon actuarial valuations of the plans made during 2002. The amounts recognized in the consolidated balance sheets and consolidated income statements are as follows:

	As of December 31

	2002	2001
	US$000	US$000

Present value of funded obligations	185,519	139,039
Fair value of plan assets	108,288	87,575

	77,231	51,464
Unrecognized actuarial losses	(27,184)	(10,513)

Total pension obligations in the balance sheet	50,047	40,951

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

Current service cost	13,995	10,902	11,117
Interest cost	6,206	4,810	4,367
Expected return on plan assets	(5,960)	(5,226)	(4,831)
Amortization of unrecognized actuarial gains	113	—	—

Total pension costs (included in personnel costs, note 7)	14,354	10,486	10,653

The actual loss on plan assets was $10.1 million (2001: loss of $11.6 million; 2000: return of $5.8 million). The movements in the pension obligations recognized in the consolidated balance sheets are as follows:

	2002	2001
	US$000	US$000

As of January 1	40,951	39,595

Exchange differences	6,306	80
Total expense as above	14,354	10,486
Contributions paid	(11,564)	(9,210)

As of December 31	50,047	40,951

The principal weighted average actuarial assumptions used for accounting purposes were:

	Year ended December 31

	2002	2001
	%	%

Discount rate	4.23	4.27
Expected return on plan assets	6.11	6.14
Future salary increases	3.12	3.12
Future pension increases	0.90	0.90

23. Share capital

	Number of	Nominal
Class of shares	shares	value	CHF000	US$000

As of December 31, 2002
Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	11,685,856	CHF25	292,147	184,631

Total			402,277	253,416

Authorized share capital — bearer	1,400,000	CHF25	35,000	25,232
Conditional share capital — bearer	530,966	CHF25	13,274	9,570

As of December 31, 2001
Issued and fully paid share capital
Registered	11,013,040	CHF10	110,130	68,785
Bearer	11,667,186	CHF25	291,680	184,352

Total			401,810	253,137

Authorized share capital — bearer	329,330	CHF25	8,233	4,935
Conditional share capital — bearer	549,636	CHF25	13,741	8,237

The authorized share capital may be used by Serono S.A. or its affiliates to finance R&D projects and acquire interests in other companies. Of the conditional share capital, 152,000 bearer shares may be used by Serono S.A. or its affiliates for bonds with warrants and/or convertible bonds to be used for general corporate purposes and to finance R&D projects and call options and 378,966 bearer shares are reserved for the stock option plan (note 25).

     During 2002, a group company repurchased 227,907 Serono bearer shares (2001: 7,737 bearer shares) for a total consideration of CHF174.7 million or $117.4 million (2001: CHF9.0 million or $5.6 million). There were 239,412 treasury shares at December 31, 2002 (11,705 treasury shares at December 31, 2001), following the granting of 200 shares to employees during the year (1,200 shares in 2001). Compensation expense in the amount of CHF0.3 million or $0.2 million (in 2001: CHF1.7 million or $1.0 million) was recorded during the year, which was determined by the number of shares granted multiplied by the applicable share price at the grant date.

24. Distribution of earnings

At the Annual Shareholders’ Meeting on May 6, 2003, the Board of Directors will propose a cash dividend in respect of 2002 of CHF2.80 gross (2001: CHF2.50) per registered share, CHF7.00 gross (2001: CHF6.25) per bearer share or CHF0.175 per American depositary share, amounting to a total of CHF111.0 million (2001: CHF100.5 million). These financial statements do not reflect the dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings in the year ending December 31, 2003.

     In accordance with Swiss law, $49.9 million (2001: $50.6 million) out of the share premium balance is non-distributable as of December 31, 2002. Distribution of retained earnings on a consolidated basis is subject to local restrictions applicable for all companies within the group. At December 31, 2002, non-distributable retained earnings were $506.6 million (2001: $454.0 million).

25. Stock option plan

Stock options are granted to senior management members of Serono S.A. and its affiliates. Each stock option gives the holder the right to purchase one bearer share of Serono S.A. stock. Stock options are granted every plan year and vest as follows: 25% one year after date of grant, 50% after two years, 75% after three years and 100% after four years. Options expire six years after the fourth and final vesting date such that each option has a 10-year duration. The exercise price is determined based on the fair market value on the date of grant. Movements in the number of stock options outstanding are as follows:

	2002			2001

			Weighted			Weighted
			average			average
	Available	Options	exercise price	Available	Options	exercise price
	for grant	outstanding	CHF	for grant	outstanding	CHF

As of January 1	339,583	135,041	1,204	607	68,500	1,006

Cancelled	11,967	(11,967)	1,355	6,910	(6,910)	1,150
Authorized during the year	—	—	—	410,000	—	—
Granted	(90,540)	90,540	1,350	(77,934)	77,934	1,346
Exercised	—	(4,159)	546	—	(4,483)	706

As of December 31	261,010	209,455	1,272	339,583	135,041	1,204

A compensation charge in the amount of $1.0 million (2001: $0.5 million and 2000: $0.1 million) has been recognized for stock options granted in 2002, 2001 and 2000. The compensation charge related to the stock options granted is being expensed over the four-year vesting period. Stock options cancelled in all years since inception of the plan are the result of options forfeited by participants upon their departure from the company.

     During 2002, 90,540 options (2001: 77,934 options) were granted to a total of 625 employees (2001: 532 employees) at a predetermined weighted average exercise price of CHF1,350 (2001: CHF1,346). There were 4,159 options (2001: 4,483 options) exercised during the year yielding proceeds of CHF2.3 million or $1.5 million (2001: CHF3.2 million or $1.8 million). The table below summarizes options outstanding and exercisable at December 31, 2002:

		Remaining
	Number	contractual life	Number
Exercise price	outstanding	(years)	exercisable

CHF546	9,591	5.25	9,591
CHF546	15,478	6.25	10,693
CHF1,521	24,682	7.25	12,256
CHF1,346	70,454	8.25	17,461
CHF1,350	89,250	8.76	—

Total	209,455		50,001

26. Employee share purchase plan

In 2001, the group introduced a Share Purchase Plan (“the Plan”) covering substantially all of its employees. The Plan is designed to allow employees to purchase bearer shares or American depositary shares at 85% of the lower of the fair market value at either the date of the beginning of the plan period or the purchase date. Purchases under the Plan are subject to certain restrictions and may not exceed 15% of the employee’s annual salary. Shares purchased under the Plan that are held for one year after the purchase date entitle each participant to receive, on a one-time basis, one matching share for every three shares purchased and held. As of December 31, 2002, a total of $10.9 million (2001: $10.0 million) in contributions were held by the company to be used to purchase bearer and American depositary shares on behalf of employees. Compensation cost related to the Plan recorded in 2002 was $1.6 million (in 2001: $1.6 million). The compensation cost for the matching shares amounts to $2.2 million in 2002 (2001: nil).

27. Commitments and contingencies

Operating leasing commitments

Payments made during 2002 on operating leases amounted to $24.5 million (2001: $20.9 million). Future minimum lease payments under non-cancelable operating leases, which total $130.3 million (2001: $129.3 million), are as follows:

US$000

2003	26,462
2004	21,345
2005	18,720
2006	14,138
2007	8,535
Thereafter	41,051

Total	130,251

Manufacturing and facilities agreement

Under the terms of a manufacturing and facilities agreement with Bristol-Meyers Squibb in Puerto Rico, the group had annual commitments to pay rent of $1.2 million and support fees of $1.2 million, through June 2005. The manufacturing and facilities agreement was replaced in 2002. Based on the new terms, the group has a total commitment of $8.1 million.

Contingencies

As part of the normal activities of the business, the company is subject to certain litigation in various countries around the world. In the opinion of management and general counsel of the company, none of the outstanding litigation will have a significant adverse effect on the company’s financial position.

28. Derivative financial instruments

The nominal values and fair values of derivative financial instruments, if all the instruments were closed out at the year-end, are as follows:

	As of December 31, 2002

	Nominal	Positive	Negative	Net
	value	fair values	fair values	fair values
	US$000	US$000	US$000	US$000

Foreign currency derivatives:
Currency options	564,375	5,235	(1,316)	3,919
Forward foreign exchange contracts	623,656	3,353	(9,095)	(5,742)
Interest rate derivatives:
Interest rate swaps	29,704	—	(885)	(885)
Interest rate swaps — fair value hedges	51,000	—	(525)	(525)
Other derivatives:
Options	1,298	—	(4)	(4)

Total		8,588	(11,825)	(3,237)

	As of December 31, 2001

	Nominal	Positive	Negative	Net
	value	fair values	fair values	fair values
	US$000	US$000	US$000	US$000

Foreign currency derivatives:
Currency options	450,844	5,986	(480)	5,506
Forward foreign exchange contracts	134,727	575	(645)	(70)
Interest rate derivatives:
Interest rate swaps	33,102	—	(287)	(287)
Forward rate agreements	825,000	636	(23)	613

Total		7,197	(1,435)	5,762

The nominal value represents the total gross amount outstanding. The fair value represents the market value if the instruments were closed at the year-end, based on available market prices, and is the same as the carrying value in the consolidated balance sheet (included in other other current assets and liabilities). Foreign currency derivatives and other derivatives mature in 2003, interest rate swaps mature in 2004 and interest rate swaps-fair value hedges mature in 2005. At December 31, 2002 the fixed interest rates vary from 3.50% to 7.38% (2001: 2.99% to 3.69%) and the average floating rates are LIBOR (average at year end of 1.55%) plus a margin ranking from 1.70% to 4.82%.

29. Principal shareholder

At December 31, 2002, Bertarelli & Cie, a partnership limited by shares with its principal offices at Chéserex (Vaud), Switzerland, held 52.38% of the capital and 61.52% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 7.13% of the capital and 9.91% of the voting rights of Serono S.A.

30. Collaborative agreements

The financial terms for certain collaborative agreements described below have not been disclosed in accordance with confidentiality requirements within the agreements. Upfront fees related to collaborative agreements totaled $24.8 million in 2002, $9.2 million in 2001 and $5.0 million in 2000. Under the same agreements, milestone payments totaled $0.3 million, $4.4 million and $11.9 million and research and development payments totaled $11.9 million, $24.7 million and $16.0 million in 2002, 2001 and 2000, respectively. The amortization charges in respect of the amounts capitalized under these agreements totaled $8.2 million, $8.2 million and $14.8 million in 2002, 2001 and 2000, respectively.

Collaborative agreements for 2002

Serono entered into an agreement with Regeneron Pharmaceuticals Inc. under which Regeneron will use its proprietary Velocigene technology platform to provide Serono with knock-out and transgenic models of gene function. Under the terms of the agreement, Serono will pay Regeneron up to $3 million annually for up to five years, which will be expensed as research and development expense.

     Serono signed a license and commercialization agreement with Amgen Inc. under which Serono will sell Amgen’s Novantrone® in the United States. Novantrone® is indicated for the treatment of certain forms of multiple sclerosis and certain types of cancer. An upfront fee paid to Amgen Inc. was capitalized as an intangible asset and will be amortized over the life of the agreement.

     Serono and IVAX Corporation entered into a worldwide agreement to develop and commercialize IVAX’ product, cladribine, as potentially the first oral disease modifying treatment for multiple sclerosis. Under the terms of the agreement, IVAX received an up-front fee and will receive a series of milestone payments and royalties on eventual sales of the product. The initial payment was expensed as research and development expense.

     Serono and Cellular Genomics Inc. signed a collaborative research agreement under the terms of which Cellular Genomics will apply its chemical genetics technologies to four undisclosed kinase targets selected by Serono. Under the terms of the agreement, Cellular Genomics will receive an up-front fee and a series of milestone payments over a period of two years. All payments under the agreement will be expensed as research and development expense.

     Serono signed an international license agreement with Genentech Inc. under which Serono obtained exclusive rights to develop and market Genentech’s humanized anti-CD11a monoclonal antibody Raptiva® outside the United States, Japan and certain other Asian countries. Under the terms of the agreement, Serono and Genentech may collaborate on developing future indications for Raptiva® and will share global development costs. Phase 3 clinical trials of Raptiva® in Psoriasis have been completed and phase 2 trials in rheumatoid arthritis are underway. All payments under the agreement have been expensed as research and development expense.

     Serono and AstraZeneca signed a worldwide license and development agreement under which Serono obtained the exclusive rights to develop and market AstraZeneca’s aromatase inhibitor, anastrozole, as a treatment of ovulation induction and improvement of follicular development. AstraZeneca will manufacture and supply anastrozole to Serono. All payments under the agreement have been expensed as research and development expense.

     Serono and Pfizer Inc. entered into a co-promotion agreement for Serono’s multiple sclerosis treatment Rebif® in the United States. Under the terms of the agreement, Pfizer paid Serono an up-front fee of $200 million, will share all commercialization and development costs in the United States, and will receive payments based on Rebif® sales in the United States. Serono will record all sales and continue to distribute the product in the United States. Serono will continue to be sole marketer for Rebif® in the rest of the world. The up-front fee of $200 million has been recorded as deferred income and will be recognized as license income on a straight-line basis over the life of the agreement (note 21).

Collaborative agreements for 2001

The company entered into a multi-year subscription agreement with The Celera Genomics Group (“Celera”). Under the terms of the agreement, Serono gains access to Celera’s proprietary genomic databases. All payments under the agreement have been expensed as research and development expense.

     Serono entered into an exclusive co-development and commercialization agreement with ZymoGenetics, for two preclinical product candidates discovered by ZymoGenetics. The companies intend to focus their activities on the development of one or more products based on the TACI and BMCA receptors for the treatment of B-cell mediated autoimmune diseases. Serono paid an initial fee upon signature of the agreement, will make certain milestone payments, and will pay royalties on the sales of products resulting from the collaboration. All payments will be expensed as research and development expense.

     The company entered into a collaborative research agreement with Inpharmatica Limited, focusing on the discovery of novel proteins. The collaboration highlights the growing importance of protein structures in understanding the function of proteins coded by the human genome. Serono paid an initial fee upon signature of the agreement, will make additional milestone payments and will pay royalties on the sales of any products resulting from the collaboration. Fees and milestone payments will be charged to research and development expense.

     The company entered into a collaborative assay development and screening agreement with Evotec OAI AG (“Evotec”) to detect direct or indirect interaction of target compounds. Under the terms of the agreement, Evotec will develop a biological assay and will perform screening and profiling services for Serono. Serono has made an initial payment and will make certain milestone payments to Evotec based on the success of the project. All payments will be charged to research and development expense.

Collaborative agreements for 2000

The company signed a research agreement with Vertex Pharmaceuticals Incorporated (“Vertex”) to discover, develop, and market caspase inhibitors. Caspase inhibitors are a class of compounds with the potential to treat serious neurological and inflammatory diseases, and have the potential to prevent cell and tissue damage common to a range of diseases. Under the terms of the agreement, Serono made an initial payment to Vertex of $5.0 million, and could pay up to $20 million in research funding over the next five years. Vertex could also receive milestone payments and royalties for the successful development and commercialization of one or more drug candidates. The initial payment was recorded in and future research funds will be charged to research and development expense.

     Serono signed an exclusive agreement with British Biotech plc (“British Biotech”) to jointly research, develop and commercialize metalloenzyme inhibitors (MEIs) for the treatment of serious inflammatory diseases. The companies will share the costs of research equally. Costs of product development will be borne by Serono, but British Biotech has the right to fund half of such costs for an improved return on sales and, in certain circumstances, may co-promote products with Serono. Under the terms of the agreement, Serono paid an initial fee of $5.0 million and will make a series of milestone payments and eventual royalties on any commercialized products. The initial fee was capitalized as an intangible asset and fully amortized. Bioject Inc. and Serono announced that a December 21, 1999 license agreement for Bioject’s Vitajet™ 3 needle-free injection system had been expanded to cover exclusive worldwide usage for all current and future growth hormone products and indications. These include both Saizen® and Serostim®, a high-dose formulation of growth hormone, which is currently marketed for the treatment of AIDS wasting. Serono also obtained the option right to all new technologies developed by Bioject for the delivery of growth hormone. In connection with this extension of the agreement, the company paid a licensing fee to Bioject and will pay additional fees in conjunction with the approval and rollout of the system worldwide. The original licensing fee of the December 21, 1999 agreement was capitalized as an intangible asset on collaborative agreements and has been amortized over three years. The additional fees are expensed as incurred.

     The company announced that it had signed a license agreement with Centocor, Inc. (“Centocor”), in respect of patents covering monoclonal antibodies to tumor necrosis factor (TNF). Centocor has been granted the license as part of a settlement of litigation filed by Serono against Centocor in the District Court of The Hague, The Netherlands. Under the terms of the agreement, Centocor made cash payments to Serono, which were recorded as license income within royalty and license income. The amounts received under the agreement are not material to the company’s results of operations.

     The company announced that it had signed a license agreement with Knoll AG (“Knoll”), in respect of patents covering monoclonal antibodies to tumor necrosis factor (TNF). Under the terms of the agreement, Knoll paid a license fee, milestone payments and royalties on the sale of products covered by the patents. All receipts were recorded by Serono within royalty and license income. The amounts received under the agreement are not material to the company’s results of operations.

31. Related parties

Transactions with related parties

In 2002, the group continued to lease from an unaffiliated company, under a lease that expires in 2006, a building that is used as our headquarters facilities. The lease provides for a market rate rent of approximately $849,000 (2001: $800,000) per year. In addition, the Serono group has sub-rented a portion of the same building mentioned above to a company, which is controlled by Ernesto Bertarelli, our Chief Executive Officer. The lease payments to Serono during 2002, in line with market conditions, amounted to approximately $227,000 (2001: $209,000).

     In 2002, from time to time the company made use of a private jet for business-related travel. The jet is owned by a company that is indirectly controlled by Mr. Bertarelli. During 2002, the group paid market-rate rental fees for the jet totaling approximately $2.0 million (2001: $0.3 million).

     In 2002, the company provided funding in the amount of $223,000 to the Bertarelli Foundation, which is a not-for-profit organization formed to promote and improve the understanding of the many dimensions of infertility and to mobilize the resources necessary for effective treatment. Ernesto Bertarelli is a director of this foundation.

     In 2002, the company paid financial consulting fees to Kedge Capital (Suisse) S.A. a company that is controlled by Ernesto Bertarelli, in the amount of approximately $154,000.

     In the course of 1999, the company granted a loan of CHF325,600 (approximately $195,000) to a member of the Executive Management Board. The interest rate of the loan is calculated on the basis of LIBOR and is updated on a yearly basis. 50% of the loan is reimbursed via monthly installments over a period ending May 2010, and as of December 31, 2002, the outstanding amount of this portion of the loan was CHF134,540 (approximately $97,000) (2001: CHF129,738 or approximately $83,000). The residual 50% of the loan, i.e. CHF162,800 (approximately $117,000) (2001: CHF162,800 or approximately $97,500), will be reimbursed in May 2010.

     On May 21, 2002, the company granted a loan of CHF600,000 (approximately $433,000) to a member of the Executive Management Board. The interest rate of the loan is fixed at 3%. The loan is to be reimbursed in three equal annual installments plus interest over a period ending April 2005. As of December 31, 2002, the full amount of the loan remains outstanding.

     The company continues to hold an equity investment in Cansera International Inc. (“Cansera”), a Canadian company specializing in sterile animal sera and cell culture products. Purchases from Cansera are carried out on commercial terms and conditions and at market prices. Total company purchases from Cansera for the year-ended December 31, 2002 were $2.0 million (2001: $1.7 million). As of December 31, 2002, there was an amount of $186,000 (2001: nil) payable to Cansera.

Remuneration of the Board of Directors and the Executive Management Board

Details of the members of the Board of Directors and the Executive Management Board are provided elsewhere in this Annual Report. In 2002, the combined remuneration of the members of the Board of Directors and the Executive Management Board was $8.7 million (2001: $7.9 million).

Stock options granted to the executive members of the Board of Directors and the Executive Management Board

As part of the stock option plan described in note 25, 10,100 (2001: 8,400) share options were granted to the members of the Executive Management Board during the year. The share options were granted on the same terms and conditions as those offered to other employees of the company. The outstanding number of share options granted to the members of the Executive Management Board as of December 31, 2002 was 26,790 (2001: 17,310).

     There were no Directors’ options granted to the members of the Board of Directors during 2002 or 2001. The exercise price of the stock options granted to members of the Board of Directors is determined as the market price of the Serono S.A. bearer shares at the date of the grant. Directors’ options granted prior to 1998 have an exercise price of CHF523. Directors’ options vest on December 31 of each year over a period of five years (four years for one director), but directors may not exercise their options for a period of five years (four years for one director) from the date of the grant. After the options become exercisable, directors may generally exercise their options for a period of five years. As at December 31, 2002, 10,920 (2001: 10,920) directors’ options were outstanding and 8,360 (2001: 6,440) directors’ options were vested. There were 1,320 options that were exercisable as of December 31, 2002 and 2001.

32. Acquisitions and disposals

On September 12, 2002, the group acquired Genset S.A., a genomics-based biotechnology company, through a cash tender offer. The cash tender offer expired on October 31, 2002 resulting in an ownership of 91.8%. The group continued to buy shares on the market and as of December 31, 2002, the group holds 92.47% of the share capital and voting rights of Genset S.A.

Details of net assets acquired and goodwill are as follows:

US$000

Purchase consideration:
Cash paid	139,502
Other considerations	561

Total purchase consideration	140,063
Fair value of net assets acquired	28,570

Goodwill (note 15)	111,493

The assets and liabilities arising from the acquisition are as follows:

US$000

Cash and cash equivalents	24,410
Trade accounts receivable	296
Prepaid expenses	508
Other current assets	8,420
Property, plant and equipment	11,221
Other long-term assets	4,626
Bank advances	(2,103)
Trade accounts payable	(8,839)
Other current liabilities	(6,383)
Long-term debt	(2,007)
Other long-term liabilities	(1,579)

Total fair value of net assets acquired	28,570

Goodwill (note 15)	111,493

Total purchase consideration	140,063

Less:
Other considerations	561
Cash and cash equivalents in subsidiary acquired	24,410

Net cash outflow on acquisition	115,092

The group believes that the acquisition will create an excellent integrated genomics discovery platform to enhance Serono’s development pipeline of novel proteins and small molecules. Other than for property, plant and equipment, the fair value of the net assets acquired approximated to the book value of the net assets acquired. Closure provisions or other restructuring provisions of $5.7 million were established. Genset S.A. contributed no revenues and an operating loss of $6.4 million to the group for the period from September 13, 2002 to December 31, 2002, and its assets and liabilities at December 31, 2002 were $35.2 million and $13.9 million, respectively. There were no acquisitions in the year ended December 31, 2001.

     On December 30, 2002, the group sold its generics business in Latin America through a disposal of its investments in Filaxis International S.A. and Laboratorios Filaxis S.A. The results and cash flows of the sale of Filaxis International S.A. and Laboratorios Filaxis S.A. were as follows:

US$000

Net assets sold	8,163
Goodwill (note 15)	2,232
Currency translation differences	(719)
Proceeds from sale	(7,250)

Loss on disposal	(2,426)

Proceeds from sale	7,250
Less: Cash and cash equivalents sold	(622)

Net cash inflow on sale	6,628

33. Principal operating companies

	As of December 31, 2002

Company	Currency	Capital	Ownership	Location

Serono International S.A.	CHF	5,500,000	100%	Switzerland(1)	†	#
Serono Pharma Schweiz Zweigniederlassung von Serono International S.A.	CHF	—	100%	Switzerland	‡
Ares Trading S.A.	CHF	500,000	100%	Switzerland	§
Laboratoires Serono S.A.	CHF	11,009,000	100%	Switzerland	*†‡
Laboratoires Serono S.A., succursale de Corsier-sur-Vevey	CHF	—	100%	Switzerland(2)	*	†
Serono Argentina S.A.	ARS	1,100,000	100%	Argentina	‡
Serono Australia Pty Ltd	AUD	60,000	100%	Australia	‡
Serono Austria GmbH	EUR	108,065	100%	Austria	‡
Serono Benelux BV, Belgian Branch	EUR	—	100%	Belgium	‡
Serono Produtos Farmaceuticos Ltda	BRL	3,386,546	100%	Brazil	‡
Serono Canada, Inc.	CAD	2,120,000	100%	Canada	‡
Serono de Colombia S.A.	COP	52,200,000	100%	Colombia	‡
Serono Pharma Services, s.r.o	CZK	1,400,000	100%	Czech Republic	‡
Serono France S.A.	EUR	1,050,000	100%	France(7)	‡
Sorebio S.à r.l	EUR	1,381,500	100%	France	*
Serono GmbH	EUR	512,000	100%	Germany(6)	‡
Serono Hellas A.E	EUR	1,205,102	100%	Greece	‡
Serono Hong Kong Ltd	HKD	1,000,020	100%	Hong Kong	‡
ASI Pharma Ltd	ILS	7,000	100%	Israel	‡
InterPharm Laboratories Ltd	ILS	6,242	100%	Israel	*	†
Inter-Lab Ltd	ILS	61,478	100%	Israel	*	†
InterPharm Industries (1991) Ltd	ILS	4,110	100%	Israel	*	†
Industria Farmaceutica Serono S.p.A	EUR	656,250	96.67%	Italy(3)	*†‡
Istituto di Ricerche Biomediche ‘Antoine Marxer’ RBM S.p.A	EUR	5,046,000	96.82%	Italy	†‡
Serono Japan Co. Ltd	JPY	4,300,000,000	100%	Japan	†‡
Serono Korea Co. Ltd	KRW	4,376,800,000	100%	Korea	‡
Serono de Mexico S.A. de C.V.	MXN	25,653,492	100%	Mexico	*‡
Serono Produtos Farmaceuticos Lda	EUR	523,739	100%	Portugal	‡
Serono Puerto Rico, a Branch of Ares Trading S.A.	USD	—	100%	Puerto Rico	*
Serono Singapore Pte Ltd	SGD	630,000	100%	Singapore	‡
Serono South Africa (Pty) Ltd	SAR	1,000	100%	South Africa	‡
Serono Espana S.A.	EUR	2,400,000	100%	Spain(5)	*†‡
Serono Nordic AB	SEK	250,000	100%	Sweden	‡
Serono Singapore Pte Ltd, Taiwan Branch	TWD	—	100%	Taiwan	‡
Serono (Thailand) Co., Ltd	THB	1,250,000	100%	Thailand	‡
Serono Benelux B.V	EUR	613,808	100%	The Netherlands	‡
Serono Ilaç Pazarlama ve Ticaret A.S	TRL	153,835,000,000	100%	Turkey	‡
Serono Ltd	GBP	800,000	100%	UK(8)	‡
Bourn Hall Clinic	GBP	6,101,601	100%	UK(4)
Serono Europe Ltd	GBP	50,001	100%	UK	†
Ares Trading Uruguay S.A.	UYP	570,000	100%	Uruguay	‡§

	As of December 31, 2002

Company	Currency	Capital	Ownership	Location

Serono Inc.	USD	40,867,094	100%	USA	†‡
Serono Reproductive Biology Institute Inc.	USD	4,000,100	100%	USA	†
Serono de Venezuela S.A.	VEB	11,900,000	100%	Venezuela	‡
Genset S.A.	EUR	24,697,050	92.47%	France(9)	†

The companies above are all fully consolidated subsidiary companies of Serono S.A.

* Production

†Research & Development

‡ Marketing

§ Export & Trading

# Headquarters

(1) The Serono Pharmaceutical Research Institute is a division of Serono International S.A.

(2) Laboratoires Serono S.A., succursale de Corsier-sur-Vevey, is a branch of Laboratoires Serono S.A. and is generally referred to as The Serono Biotech Center.

(3) Industria Farmaceutica Serono S.p.A. holds 3.03% of its own shares (treasury shares). Istituto di Ricerca Cesare Serono S.p.A. merged into Industria Farmaceutica Serono S.p.A. on November 1, 2002.

(4) Bourn Hall Clinic is a clinic specializing in the treatment of infertility disorders.

(5) Laboratorios Serono S.A. changed name to Serono Espana S.A. on September 17, 2002.

(6) Serono Pharma GmbH changed name to Serono GmbH on September 30, 2002.

(7) Laboratoires Serono France S.A. changed name to Serono France S.A. on October 16, 2002.

(8) Serono Pharmaceuticals Ltd. changed name to Serono UK Ltd on June 5, 2002. Serono UK Ltd changed name to Serono Ltd on September 16, 2002.

(9) Participation in Genset S.A. was acquired further to a cash tender offer filed with the Commission des Opérations de Bourse in Paris and with the Securities and Exchange Commission in New York.

34. Significant differences between IFRS and US GAAP

The group’s consolidated financial statements have been prepared in accordance with IFRS, which as applied by the group, differ in certain significant respects from US GAAP (United States Generally Accepted Accounting Principles). The effects of the application of US GAAP to net income and shareholders’ equity are set out in the tables below:

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

Net income under IFRS	320,778	316,721	301,040
US GAAP adjustments:
a. Purchase accounting: Genset S.A.	(26,829)	—	—
b. Goodwill: Business combinations	(5,662)	(3,088)	(3,156)
c. Goodwill: IAS goodwill amortization	2,957	—	—
d. Pension provisions	(147)	(909)	(1,325)
e. Available-for-sale securities	(17,789)	(22,326)	11,925
f. Derivative financial instruments	—	(1,209)	3,037
g. Deferred taxes	(822)	3,728	(7,866)
h. Other intangible assets	—	761	762
i. Employee share purchase plan	389	(4,244)	—
Deferred tax effect of US GAAP adjustments	7,301	2,036	(28)

Net income under US GAAP	280,176	291,470	304,389

	US$	US$	US$

Basic earnings per bearer share under US GAAP	17.53	18.15	19.72
Basic earnings per registered share under US GAAP	7.01	7.26	7.89
Diluted earnings per bearer share under US GAAP	17.51	18.11	19.68
Diluted earnings per registered share under US GAAP	7.00	7.24	7.87

	As of December 31

	2002	2001
	US$000	US$000

Shareholders’ equity under IFRS	2,461,198	2,218,914
US GAAP adjustments:
a. Purchase accounting: Genset S.A.	(26,829)	—
b. Goodwill: Business combinations	15,142	20,672
c. Goodwill: IAS goodwill amortization	2,957	—
d. Pension provisions	11,147	11,294
d. Additional pension liability	(2,886)	—
e. Available-for-sale securities	—	—
f. Derivative financial instruments	—	—
g. Deferred taxes	(2,511)	(1,689)
h. Other intangible assets	—	—
i. Employee share purchase plan	(3,855)	(4,244)
Deferred tax effect of US GAAP adjustments	2,320	(5,236)

Shareholders’ equity under US GAAP	2,456,683	2,239,711

Components of shareholders’ equity in accordance with US GAAP are as follows:

	As of December 31

	2002	2001
	US$000	US$000

Share capital	253,416	253,137
Share premium	989,141	975,335
Treasury shares	(126,460)	(9,222)
Retained earnings	1,321,490	1,105,552
Accumulated other comprehensive income:
Pension minimum liability adjustment (net of taxes of $289)	(2,597)	—
Foreign currency translation adjustment	26,386	(82,282)
Unrealized market value adjustment on securities available-for-sale (net of taxes of $2,147 and $5,380, respectively)	(4,693)	(2,809)

Shareholders’ equity under US GAAP	2,456,683	2,239,711

The changes of shareholders’ equity in accordance with US GAAP are as follows:

	2002	2001
	US$000	US$000

Balance as of January 1 under US GAAP	2,239,711	2,015,860

Net income for the year under US GAAP	280,176	291,470
Dividends paid — bearer shares	(46,637)	(39,017)
Dividends paid — registered shares	(17,601)	(14,742)
Net unrealized market value adjustment	(1,884)	12,042
Foreign currency translation adjustment	108,668	(23,579)
Issue of share capital — stock options	1,454	1,825
Issue of stock options to employees	1,045	482
Issue of share capital — employee	160	948
Issue of share capital/ESPP	11,610	0
Purchase of treasury shares	(117,422)	(5,578)
Pension minimum liability adjustment	(2,597)	—

Balance as of December 31 under US GAAP	2,456,683	2,239,711

a) The group adopted SFAS No. 141, “Business Combinations” as of January 1, 2002. SFAS No. 141 requires the identification of acquired in-process research and development projects as a separate component of the purchase price. The estimated fair value of identified acquired in-process research and development projects is expensed immediately unless there is an alternative future use. Under IFRS, acquired in-process research and development costs are included as a part of goodwill, unless they meet the criteria for recognition as intangible assets under IAS 38, “Intangible Assets”, in which case they should be capitalized as intangible assets as part of the purchase price allocation.

b) Prior to January 1, 1995, the group wrote-off all goodwill, being the difference between the purchase price and the aggregated fair value of tangible and intangible assets and liabilities acquired in a business combination, directly to equity in accordance with IFRS existing at that time. Under US GAAP until December 31, 2000, the difference between the purchase price and fair value of net assets acquired as part of pre-1995 business combinations is capitalized as goodwill and amortized through the income statement over the estimated useful life of 20 years. The group adopted SFAS No. 142, “Goodwill and Other Intangible Assets” as of January 1, 2002. According to SFAS No. 142, all recognized goodwill that exists as of January 1, 2002, after reclassifications between intangible assets and goodwill, is no longer amortized, but rather tested at least annually for impairment. Therefore, there was no amortization charge in 2002 under US GAAP. However, in accordance with SFAS No. 142, non-cash charges of $5.7 million were recorded in 2002 for impairment of goodwill. The impairment loss under US GAAP arises from the write off of pre-1995 goodwill and the loss on disposal of our generics business.

c) In accordance with SFAS No. 142, goodwill is no longer amortized but is only subject to impairment testing under US GAAP as of January 1, 2002. The goodwill amortization in accordance with IFRS has been reversed in the US GAAP reconciliation for 2002.

d) For purposes of US GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and the disclosure is presented in accordance with SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-Retirement Benefits”. IAS 19 (revised 1993), “Employee Benefits”, in force up to December 31, 1998, required that the discount rate used in the calculation of benefit plan obligations be of an average long-term nature, whereas US GAAP requires that the discount rate be based on a rate at which the obligations could be currently settled. From January 1, 1999, IFRS and US GAAP accounting rules in this area are essentially the same. However, adjustments arise when reconciling from IFRS to US GAAP due to the pre-1999 accounting rule differences. In addition, US GAAP requires an additional minimum pension liability equal to the excess of the accumulated benefit obligation over the fair value of the plan assets to be recognized as an intangible asset, up to the amount of unrecognized prior service costs. Any amount exceeding the unrecognized prior service costs is reported in other comprehensive income.

e) US GAAP requires that investments in debt and certain equity securities with readily determinable fair values, be classified as either trading, available-for-sale, or held-to-maturity, depending on management’s intent with respect to holding such investments, which is the same as Serono’s current policy in accordance with IAS 39, “Financial Instruments: Recognition and Measurement”. For US GAAP purposes, the company classified its investments in marketable securities, with readily determinable fair values, as available-for-sale. Investments classified as available-for-sale are carried at fair value, with any unrealized gain or loss recorded as a separate component of shareholders’ equity. For all investments, unrealized losses under US GAAP judged to be other than temporary are recognized in the income statement. The group considers impairments to be other than temporary if they have exceeded 25% over a continual period of six months, and there is no indication of a significant increase in fair value in the short term. This definition of impairment under US GAAP differs from the impairment under IFRS.

f) Prior to the adoption of IAS 39, there was no specific IFRS accounting standard dealing with the recognition and measurement of financial instruments and the qualifying criteria for hedge accounting. US GAAP has various standards covering derivative instruments and hedging activities. Under US GAAP, the requirements for hedge accounting are more prescriptive than under IFRS. Excluding the company’s interests rate swaps, which qualify for hedge accounting under US GAAP and IFRS, the company’s other derivative financial instruments do not qualify for hedge accounting under US GAAP and IFRS.

g) Under IAS 12 (revised 2000), “Income Taxes”, and US GAAP, unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. In accordance with IAS 12 and effective from January 1, 1998, the company has changed its accounting policy relating to the calculation of the deferred tax effect on the elimination of unrealized intercompany profits. Prior to this date, the tax effect was calculated with reference to the local tax rate of the selling or manufacturing company where the intercompany profit was generated. Since January 1, 1998, the company calculates the tax effect with reference to the local tax rate of the company that holds the inventory (the buyer) at period-end. However, US GAAP requires the tax effect to be calculated with reference to the local tax rate in the seller’s or manufacturer’s jurisdiction.

h) According to SFAS No. 142, intangible assets other than goodwill that have definite useful lives will be amortized over the useful life. The useful life of an intangible asset is the period over which the asset is expected to contribute to the future cash flow limited by legal, regulatory or contractual factors. Intangibles with indefinite useful lives will not be amortized, but rather tested at least annually for impairment. Intangible assets other than goodwill for the group as of December 31, 2002, consist of technology rights and patents, which all have definite useful lives and are amortized over their useful lives, which is equal to the amortization in accordance with IFRS. In addition, certain costs mainly relating to payments for licenses and patents for technology that had not yet reached technological feasibility were capitalized under IFRS instead of being expensed under US GAAP. The reconciling item in the income statement solely represents the add-back of amortization expense that was taken under IFRS related capitalized research and development costs as no costs were capitalized under IFRS in 2002, 2001 and 2000.

i) For US GAAP purposes, the Share Purchase Plan (“the Plan”) as described in note 26 has been accounted for in accordance with APB No. 25, “Accounting for Stock Issued to Employees.” Under APB No. 25, the Plan would be considered a variable plan and therefore, a compensatory plan, which requires the company to include the compensation cost associated with the matching share in determining net income in accordance with US GAAP. Under US GAAP the compensation cost related to the matching share has been calculated based on the estimated number of matching shares to be awarded at the end of 2003 multiplied by the closing share price for a Serono S.A. bearer share translated at the year-end exchange rates adjusted for any over or underaccrual brought forward from the previous year. Under IFRS, the compensation cost related to the matching share has been calculated based on the actual number of matching shares awarded at the end of 2002.

Additional US GAAP information

Business combinations

On September 12, 2002, the group acquired 92.47% of the share capital of Genset S.A., a genomics-based biotechnology company, in a transaction accounted for as a business combination. The aggregated purchase price of $140.1 million consisted of approximately $139.5 million in cash and other purchase considerations of approximately $0.6 million. In addition, short-term liabilities with a fair value of $17.3 million and long-term liabilities with a fair value of $3.6 million were assumed by the group. The results of operations of Genset S.A. and the estimated fair value of the assets acquired and liabilities assumed are included in the consolidated financial statements from the date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on estimates of their fair value at the acquisition date. The purchase price exceeded the amounts allocated to assets acquired and liabilities assumed by $84.7 million, and was recorded as goodwill. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

US$000

Current assets	33,634
Property, plant and equipment	11,221
Acquired in-process research and development	26,829
Goodwill	84,664
Other long-term assets	4,626
Short-term liabilities	(17,325)
Long-term liabilities	(3,586)

Net assets	140,063

Approximately $26.8 million of the purchase price represents the estimated fair value of acquired in-process research and development projects that had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed upon the acquisition date in accordance with SFAS No. 141, “Business Combinations” and FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations”. The estimated fair value of these projects was determined using a discounted cash flow model. The discount rate used takes into account the stage of completion and the risks surrounding the successful development and commercialization of each of the purchased in-process technology projects that were valued. The operating losses of Genset S.A., in 2002, 2001, 2000, were $34.6 million, $42.0 million and $32.3 million, respectively.

Goodwill and other intangibles

Changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

2002
US$000

As of January 1	38,478
Goodwill acquired	84,664
Impairment and disposal loss	(5,662)
Goodwill written off related to sale of operating companies	(2,232)
Currency adjustments	132

As of December 31	115,380

All goodwill components were reviewed for impairment during 2002. The fair values of the business units were determined using the expected present value of future cash flows. The impairment loss relates to goodwill occurring on acquisition prior to January 1, 1995.

     Pro forma net income for the current year and prior two years after adding back the amortization expense related to goodwill and intangible assets that are no longer being amortized, is as follows:

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

Reported net income	280,176	291,470	304,389
Add back: Goodwill amortization	—	4,466	4,612

Adjusted net income	280,176	295,936	309,001

	US$	US$	US$

Basic earnings per bearer share:
Reported basic earnings per bearer share	17.53	18.15	19.72
Add back: Goodwill amortization	—	0.27	0.30

Adjusted basic earnings per bearer share	17.53	18.42	20.02

Basic earnings per registered share:
Reported basic earnings per registered share	7.01	7.26	7.89
Add back: Goodwill amortization	—	0.11	0.11

Adjusted basic earnings per registered share	7.01	7.37	8.00

Diluted earnings per bearer share:
Reported diluted earnings per bearer share	17.51	18.11	19.68
Add back: Goodwill amortization	—	0.27	0.30

Adjusted diluted earnings per bearer share	17.51	18.38	19.98

Diluted earnings per registered share:
Reported diluted earnings per registered share	7.00	7.24	7.87
Add back: Goodwill amortization	—	0.12	0.12

Adjusted diluted earnings per registered share	7.00	7.36	7.99

The weighted average amortization period of intangible assets is 5.9 years. The estimated amortization of intangibles expense for the next five years is as follows:

US$000

Aggregate amortization expense:
For the year ended December 31, 2002	19,834
Estimated amortization expense for the year ended December 31:
2003	25,270
2004	25,270
2005	25,270
2006	11,524
2007	9,714

The following tables provide a reconciliation of the changes in the benefit obligation and fair value of assets over the two-year period ending December 31, 2002, and a statement of the funded status as at December 31, 2002 and 2001, for the group’s defined benefit pension plans.

	As of December 31

	2002	2001
	US$000	US$000

Benefit obligation:
As of January 1	139,039	122,081

Service cost	18,974	15,062
Interest cost	6,206	4,810
Actuarial (gain)/loss	986	(470)
Benefit payments	(2,319)	(2,783)
Settlements	—	—
Foreign currency translation	22,633	339

As of December 31	185,519	139,039

Plan assets at fair value:
As of January 1	87,575	88,356

Actual return on plan assets	(10,126)	(11,627)
Employer contributions	11,244	9,210
Employee contributions	4,980	4,160
Benefit payments	(2,319)	(2,783)
Settlements	—	—
Foreign currency translation	16,934	259

As of December 31	108,288	87,575

Funded status:
As of December 31	(77,231)	(51,464)

Unrecognized transition obligation	374	524
Unrecognized actuarial loss	37,957	21,282
Additional pension liability	(2,886)	—

Accrued benefit costs	(41,786)	(29,658)

Amounts recognized in the balance sheet:
Accrued benefit liability	(41,786)	(29,658)
Net amount recognized	(41,786)	(29,658)

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

Net service cost	13,995	10,902	11,117
Interest cost	6,206	4,810	4,367
Expected return on plan assets	(5,960)	(5,226)	(4,831)
Amortization of transition obligation	147	1,688	1,705
Amortization of unrecognized actuarial losses	113	—	101

Net periodic benefit cost	14,501	12,174	12,459

Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

     The group’s US subsidiary, Serono, Inc., maintains a savings plan for eligible employees. This 401(k) plan is designed to supplement the existing pension retirement program of eligible employees and to assist them in strengthening their financial security by providing an incentive to save and invest regularly. The plan provides for a matching contribution by Serono, Inc., which amounted to approximately $1.2 million, $0.9 million and $0.9 million for the three years ended December 31, 2002, 2001 and 2000, respectively.

Financial assets

The US GAAP carrying value of financial assets equals the IFRS carrying values. The components of short-term and long-term financial assets are provided in note 16. Proceeds from the sale of available-for-sale securities in 2002 were $313.7 million (2001: $0.2 million). Gross realized gains in 2002 were $1.9 million (2001: $0.1 million). The net unrealized loss from available-for-sale securities included as a separate component of shareholders’ equity under US GAAP was $19.7 million as of December 31, 2002 (2001: $10.3 million). The maturities of the available-for-sale debt securities at December 31, 2002 are as follows:

US$000

2003	358,619
2004	176,792
2005	93,246
2006	16,804

Total	645,461

Derivative financial instruments

Total gains recognized in 2002 in accordance with US GAAP on options settled in Serono bearer shares that require a net cash settlement were $0.8 million (2001: nil).

Non-derivative financial instruments

Non-derivative financial assets consist of cash and cash equivalents, short-term and long-term investments and unconsolidated investments. Non-derivative liabilities consist of bank advances and short-term and long-term debt. The US GAAP carrying values are equivalent to the IFRS carrying values for all non-derivative financial assets and liabilities. The carrying amount of cash and cash equivalents, short-term investments and bank advances approximates their estimated fair values, due to the short-term nature of these instruments. The fair values for the available-for-sale securities are estimated based on listed market prices or broker or dealer price quotes. The fair value of long-term debt is estimated based on the current quoted market rates available for debt with similar terms and maturities. The estimated fair value and maturity of the long-term debt is provided in note 18.

Current and deferred taxes

Deferred tax assets and liabilities for the group consist of the following:

	As of December 31

	2002	2001
	US$000	US$000

Deferred tax assets:
Tax loss carry forwards	91,242	16,488
Various R&D tax credits carried forward	30,757	31,508
Depreciation	24,770	24,206
Inventories	51,511	39,611
Accrued expenses	11,598	10,110
Return reserve	18,933	12,929
Other	13,143	643

Total deferred tax assets	241,954	135,495

Less valuation allowance	(105,458)	(35,305)

Total net deferred tax assets	136,496	100,190

Deferred tax liabilities:
Depreciation	3,841	3,341
Inventories	12,643	9,950
Other(1)	(4,404)	(4,288)

Total deferred tax liabilities	12,080	9,003

Net deferred tax assets	124,416	91,187

(1)	Negative asset or liability positions reflect the impact of tax assets and liabilities arising in a local tax jurisdiction, which cannot be netted against tax assets and liabilities in other tax jurisdictions for aggregate presentation.

Valuation allowances have been established for certain deferred tax assets related primarily to net operating loss carry forwards and portions of other deferred tax assets for which the company determined that it was more likely than not that these benefits will not be realized. During 2002, the valuation allowance increased by $70.2 million (2001: decrease of $2.1 million). A reversal of the valuation allowance could occur when circumstances result in the realization of deferred tax assets becoming probable. This would result in a decrease in the group’s effective tax rate.

Deferred tax assets and liabilities, broken out into current and non-current, are as follows:

	As of December 31

	2002	2001
	US$000	US$000

Current deferred tax assets	109,961	87,913
Non-current deferred tax assets	26,535	12,277

Total net deferred tax assets	136,496	100,190

Current deferred tax liabilities	3,813	2,626
Non-current deferred tax liabilities	8,267	6,377

Total deferred tax liabilities	12,080	9,003

Restructuring charge

The following schedule lists the significant components of the restructuring charge:

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

Employee related costs	6,069	—	496
Other asset related costs	8,919	—	—
Other	1,315	—	105

Restructuring charge in accordance with US GAAP	16,303	—	601

In December 2002, the company took the final charge related to the withdrawal from the urinary sector of the Reproductive Health business. This charge is a reflection of the group’s long-term strategy of reducing the use of traditional extractive methods. This charge was in relation to manufacturing facilities, urine processing and collection facilities, and related personnel located in Italy. The restructuring plan includes the termination of approximately 56 employees; all will leave the group before the end of December 2003. The company has built up sufficient levels of urinary inventory that will allow it to continue to supply the market requirements until 2006. In a separate decision, the company decided to withdraw from the non-core generics business, and has taken a charge in December 2002 related to the sale of two companies in Latin America (see note 32).

Pro forma earnings per share

As permitted by Statement of SFAS No. 123, “Accounting for Stock Based Compensation”, the company applies APB No. 25, “Accounting for Stock Issued to Employees”, and related interpretations in accounting for the company’s 1998 Stock Option Plan for US GAAP purposes. Accordingly, no compensation cost has been recognized for options granted under the 1998 Stock Option Plan as well as options to directors. However, the company has disclosed, in the note below, the pro forma effects had compensation cost been determined based on the fair value of the options at the grant date. Had compensation cost for the stock option plans been determined based on the fair value at the grant dates for awards under the Stock Option Plan as well as outside the plan to directors, the company’s net income under US GAAP and earnings per bearer and registered share under US GAAP would have decreased to the pro forma amounts indicated below:

	Year ended December 31

	2002	2002	2001	2001	2000	2000
	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma
	US$000	US$000	US$000	US$000	US$000	US$000

Net income under US GAAP	280,176	266,836	291,470	284,220	304,389	301,195
	US$	US$	US$	US$	US$	US$

Basic earning per bearer share	17.53	16.69	18.15	17.69	19.72	19.51
Basic earnings per registered share	7.01	6.68	7.26	7.08	7.89	7.80
Diluted earnings per bearer share	17.51	16.67	18.11	17.66	19.68	19.47
Diluted earnings per registered share	7.00	6.67	7.24	7.06	7.87	7.79

The fair value of stock options granted to employees in 2002, 2001 and 2000 were $317, $302 and $383, respectively. The fair value of stock options granted to directors in 2000 was $355. There were no stock options granted to directors in 2002 and 2001. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method with the following weighted average assumptions used for grants.

	Year ended December 31

	2002	2001	2000

Dividend yield	0.47%	0.44%	0.13%
Expected stock price volatility	33.6%	31.0%	27.8%
Risk-free interest rate	3.5%	4.0%	4.0%
Expected lives, in years	7.5	8	8

Segment information

The following tables and disclosures set out additional US GAAP disclosure requirements, in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” for segment information, prepared under IFRS. The company’s reportable segments are based on operations in the various geographic regions. Each region is managed separately because each region requires different marketing strategies. The company has four reportable segments including Europe, North America, Latin America and Other. All segments derive a majority of their revenues from reproductive health products. The segments follow the same IFRS reporting policies as those of the company.

The following table presents product sales by therapeutic field:

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

Reproductive health	621,872	574,326	592,253
Neurology	548,806	379,628	254,214
Growth and metabolism	219,115	232,563	227,103
Other	33,337	62,888	73,428

Total product sales	1,423,130	1,249,405	1,146,998

The following table presents product sales by country based on the location of the customer:

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

United States	425,320	343,032	368,947
Germany	161,095	129,878	97,826
Italy	117,854	101,815	93,368
France	97,951	80,697	69,433
Spain	64,300	57,695	43,220
Sweden	56,488	54,984	48,831
Canada	53,071	45,965	34,160
Mexico	46,446	50,002	35,467
United Kingdom	42,309	45,331	46,325
Japan	28,635	28,899	37,143
Brazil	26,734	24,919	24,824
Switzerland	24,397	18,894	11,546
Other	278,530	267,294	235,908

Total product sales	1,423,130	1,249,405	1,146,998

There are no sales to a single customer that amount to 10% or more of the group’s total net sales.

The following table presents property, plant and equipment by country based on the location of the asset:

	As of December 31

	2002	2001
	US$000	US$000

Switzerland	379,996	289,425
Italy	64,605	55,357
United States	37,531	31,001
Other	72,377	84,984

Total net book value of property, plant and equipment	554,509	460,767

The following table presents the carrying amount of goodwill under US GAAP by the geographical area in which the reporting units are located:

As of December 31

2002
US$000

Europe	91,356
North America	1,218
Latin America	240
Other	22,566

Total net book value of goodwill	115,380

Advertising costs

The company expenses production costs of print and display advertisements as of the first day the advertisement takes place. Advertising expenses included in selling and marketing expenses were $77.2 million, $69.5 million and $59.5 million for the three years ended December 31, 2002, 2001 and 2000, respectively.

Shipping and handling costs

The company includes shipping and handling costs incurred in connection with the distribution of therapeutic products in the selling, general and administrative line on the income statement. These amounts were $18.6 million, $16.9 million and $15.9 million for the three years ended December 31, 2002, 2001 and 2000, respectively.

Government grants for research and development

Under US GAAP, government grants for research and development would be presented as part of product sales and would not be netted against research and development expense. Had these amounts been accounted for under US GAAP, total product sales would be increased by $0.2 million in 2002, $0.2 million in 2001 and $0.2 million in 2000, with an equal increase in research and development costs.

Foreign currency translation

The company has accounted for operations in highly inflationary economies in accordance with IAS 21 (revised 1993), “The Effect of Changes in Foreign Exchange Rates”, and IAS 29, “Financial Reporting in Hyperinflationary Economies”. The accounting under IAS 21 and IAS 29 complies with the rules as promulgated by the US Securities and Exchange Commission and is different from that required by US GAAP. As such, no reconciling adjustment has been included for this difference between IFRS and US GAAP.

Shares issued and outstanding

Regulation S-X, Rule 5-02.30, would require the number of shares issued or outstanding, for each class of shares, to be disclosed on the face of the balance sheet. The company discloses this information in note 23 to the financial statements.

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income on all changes in equity during a period that arises from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available-for-sale. The additional disclosures required under US GAAP are as follows:

	Year ended December 31

	2002	2001	2000
	US$000	US$000	US$000

Net income under US GAAP	280,176	291,470	304,389
Other comprehensive income:
Pension minimum liability adjustment (net of taxes of $289)	(2,597)	—	—
Foreign currency translation adjustment	108,668	(23,579)	3,878
Unrealized market value adjustment on securities available-for-sale (net of taxes of $2,147, $5,380 and, $5,834, respectively)	(19,673)	(10,284)	(16,215)
Reclassification adjustment:
Net realized gain on sale of securities	—	—	(11,925)
Write-down of available-for-sale securities	17,789	22,326	—

Comprehensive income under US GAAP	384,363	279,933	280,127

Effect of new accounting pronouncements IFRS

IAS 41, “Agriculture,” prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. This standard becomes effective for financial statements covering periods beginning on or after January 1, 2003. Adoption of this standard will not have an impact on the company’s financial statements.

US GAAP

SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002”, will become effective for periods beginning on or after January 1, 2003. The new standard is not expected to have any material impact on the reconciliation. SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, will become effective for exit or disposal activities initiated after December 31, 2002 and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and not at the date of an entity’s commitment to an exit plan. The adoption of this standard is not expected to have a material effect on the reconciliation. FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, was issued in November 2002. In accordance with this interpretation, all guarantees entered into after December 31, 2002 are required to be recognized as a liability at fair value. The disclosure provisions have been adopted as of December 31, 2002. The adoption of this standard is not expected to have a material effect on the reconciliation.

35. Subsequent events

The primary financial statements were approved by the Board of Directors on January 31, 2003. On March 14, 2003, the full consolidated financial statements were approved by the Board of Directors for presentation to the general meeting of Shareholders. The proposed dividends are detailed in note 24.

Report of the statutory auditors

To the General Meeting of Serono S.A. Coinsins (Vaud), Switzerland

As statutory auditors, we have audited the accounting records and financial statements (balance sheet, income statement and notes) of Serono S.A. for the year ended December 31, 2002.

     These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

     Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company’s articles of incorporation.

     We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers S.A.

/s/ M. Aked          /s/ H-J. Hofer
Geneva, March 14, 2003

Holding company income statements

		Year ended December 31

		2002	2001
	Notes	CHF000	CHF000
Income
Dividend income		317,063	290,145
Interest income		3,612	5,935

Total income		320,675	296,080

Expenses
General and administrative	2	2,669	3,781
Amortization		11,505	11,529
Write-down on investments		6,429	8,877
Loss on sale of subsidiary		19,132	—
Financial and other expenses		2,649	4,500
Net exchange loss	3	12,651	901
Taxes	4	3,119	2,991
Total expenses		58,154	32,579

Net income for the year		262,521	263,501

Holding company balance sheets

		As of December 31

		2002	2001
	Notes	CHF000	CHF000

Assets
Current assets
Cash		1,057	360
Time deposits		—	77,879
Receivables from affiliates		9,220	149
Receivables and prepaid expenses		506	627

Total current assets		10,783	79,015

Long-term assets
Investments in non-group companies		27,801	32,013
Investments in and advances to affiliates	5	3,153,653	2,892,221
Other non-current assets	6	24,043	35,226

Total long-term assets		3,205,497	2,959,460

Total assets		3,216,280	3,038,475

Liabilities
Current liabilities
Accounts payable		2	42
Accounts payable to affiliates		4,200	—
Accrued liabilities	7	3,669	26,483
Advances from Affiliates		72,776	62,224
Taxes payable	4	2,324	546

Total current liabilities		82,971	89,295

Shareholders’ equity
Share capital	9	402,277	401,810
General legal reserve	12	1,738,029	1,716,404
Reserve for treasury shares	12	189,355	14,906
Available earnings	12	803,648	816,060

Total shareholders’ equity		3,133,309	2,949,180

Total liabilities and shareholders’ equity		3,216,280	3,038,475

Notes to the holding company financial statements

1. General

Serono is a leading global biotechnology company with executive headquarters in Geneva, Switzerland. The bearer shares of Serono S.A., the holding company of the group, incorporated in Coinsins (Vaud), Switzerland, are listed on the Swiss stock exchange and, in the form of American depositary shares, on the New York Stock Exchange. These financial statements have been prepared in accordance with the provisions of the Swiss Code of Obligations.

2. General and administrative

Included within general and administrative expenses are personnel costs related to the Employee Share Purchase Plan (“the Plan”). Details related to the plan are set out in note 26 to the consolidated financial statements.

3. Conversion of foreign currencies

Assets and liabilities denominated in a foreign currency are translated into Swiss francs at year-end exchange rates, except investments in non-group companies and investments in affiliates, which are converted at historical rates. Income and expense items are translated at average exchange rates prevailing during the year. Net unrealized exchange gains, if any, are deferred on the balance sheet, while exchange losses, whether realized or not, are included in determining net income.

4. Taxes

Provision is made for all taxes due on the company’s taxable income and capital.

5. Investment in and advances to affiliates

	As of December 31

	2002	2001
	CHF000	CHF000

Investments	2,995,523	2,727,903
Advances to affiliates	158,130	164,318

Total as of December 31	3,153,653	2,892,221

Serono S.A.’s investments in its affiliates are stated at cost. The details related to the principal operating companies of Serono S.A. are set out in note 33 to the consolidated financial statements.

6. Other non-current assets

Other non-current assets consist mainly of the capitalized costs related to the company’s global offering of 1,070,670 bearer shares in July 2000, and are being amortized over five years

7. Accrued liabilities

As of December 31, 2001, this balance includes the obligation of the company to employees under the Employee Share Purchase Plan. The details to this plan are set out in note 26 to the consolidated financial statements. As of December 31, 2002, this obligation is reflected at the affiliate level.

8. Contingent liabilities

	As of December 31

	2002	2001
	CHF000	CHF000

Bank guarantees in respect of affiliates’ borrowing facilities — total facility amount utilized 2002
CHF76.5 million (2001: CHF161.9 million)	240,082	364,979

9. Share capital

The details related to the capital structure of Serono S.A. are set out in note 23 to the consolidated financial statements.

     At December 31, 2002, treasury shares of a total value of CHF189.4 million were held by one of Serono S.A.’s subsidiaries. Treasury share purchases during the year 2002 totaled CHF174.7 million with an average purchase price of CHF766. No shares were sold and 200 treasury shares were granted to employees during the year (2001: 1,200) for compensation expense in the amount of CHF0.3 million (2001: CHF1.7 million).

     The 239,412 treasury shares held at December 31, 2002 are non-dividend bearing.

10. Stock option plan

The details related to the stock option plan of Serono S.A. are set out in note 25 to the consolidated financial statements.

11. Principal shareholder

The details related to the principal shareholder of Serono S.A. are set out in note 29 to the consolidated financial statements.

12. Retained earnings and legal reserves

	2002	2001
	CHF000	CHF000

As of January 1	816,060	663,850

Transfer to reserve for treasury shares	(174,449)	(14,906)
Appropriation of retained earnings resolved by General Meeting:
Dividends	(100,484)	(96,385)
Net income for the year	262,521	263,501

As of December 31	803,648	816,060

The movements in the legal reserves are as follow:

	Agio (share	General	Total general	Reserve for
	premium)	reserve	legal reserve	treasury shares
	CHF000	CHF000	CHF000	CHF000

As of January 1, 2002	1,684,604	31,800	1,716,404	14,906

Transfer for treasury shares	—	—	—	174,449
Stock options exercised during 2002	2,167	—	2,167	—
Shares issued under the Employee Share Purchase Plan	19,458	—	19,458	—

As of December 31, 2002	1,706,229	31,800	1,738,029	189,355

Holding company proposed appropriation of the available earnings

	As of December 31

	2002	2001
	CHF	CHF

Proposal of the Board of Directors:
Available earnings	803,647,842	816,060,475

Cash dividends:
Registered shares: CHF2.80 (CHF2.50) per share	30,836,512	27,532,600
Bearer shares: CHF7.00 (CHF6.25) per share	80,147,193	72,951,881

Total cash dividends	110,983,705	100,484,481

Retained earnings to carry forward	692,664,137	715,575,994

The details related to the proposed cash dividends are based on the share capital as at December 31, 2002. Shares issued following the exercise of stock options up to the dividend payment date are entitled to receive the 2002 dividend. Further details of the dividends are set out in note 24 to the consolidated financial statements.

Investor information

Share price

On December 31, 2002, our closing share price was CHF741 and the market capitalization of Serono S.A. was CHF11,746 million. On December 31, 2001, our closing share price was CHF1,449 and the market capitalization of Serono S.A. was CHF23,272 million. During 2002, the highest and lowest intra-day share prices were CHF1,537 and CHF605, respectively.

Listing

The bearer shares of Serono S.A. (“SEO”), or its predecessor Ares-Serono S.A., were listed on the SWX Swiss Exchange in August 1987 and are now traded on virt-X.

CINS: H32560106, ISIN: CH0010751920, Reuters: SEOZ.VX, Bloomberg: SEO VX.

     The American Depositary Shares of Serono S.A. (“SRA”) were listed on the New York Stock Exchange on July 27, 2000. CUSIP: 81752M101, ISIN: US81752M1018, Reuters: SRA.N, Bloomberg: SRA US.

Share capital

Issued and fully paid share capital

	As of December 31, 2002

				Share
	Number		Nominal value	capital
Class of shares	of shares	% vote *	(CHF)	(CHF000)	% share capital

Issued and fully paid share capital
Registered	11,013,040	49.0%	CHF10	110,130	27.3%
Bearer	11,685,856	51.0%	CHF25	292,147	72.7%

Total		100.0%		402,277	100.0%

*	Based on number of shares not including treasury shares

Voting and dividend rights

Each Serono S.A. share (registered or bearer) gives the holder a right to one vote. Both registered and bearer shares are entitled to dividend distributions. Forty ADSs represent one bearer share. Holders of ADSs may vote and receive dividends in proportion to the number of bearer shares represented by the ADSs they hold. Holders of ADSs may exercise their voting rights by appointing the Bank of New York as their proxy.

Principal shareholder

At December 31, 2002, Bertarelli & Cie, a partnership limited by shares with its principal offices at Chéserex (Vaud), Switzerland, held 52.38% of the capital and 61.52% of the voting rights in Serono S.A. Ernesto Bertarelli controls Bertarelli & Cie. On the same date, Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth owned in the aggregate 7.13% of the capital and 9.91% of the voting rights of Serono S.A.

     Registered shares may not be transferred without approval by the Board of Directors. For more information on the share capital structure, please refer to note 23 to the consolidated financial statements. The total average numbers of equivalent bearer shares used for EPS calculations in 2002 and 2001 are 15,985,827 and 16,063,324, respectively.

Earnings and declared dividend per share

	Year ended December 31

	2002		2001	2000		1999	1998

Earnings per equivalent bearer share (CHF)	31.06		33.59	32.97		18.51	7.13
Earnings per equivalent bearer share (US$)	20.07		19.72	19.50		12.23	4.92
Declared dividend per bearer share (CHF)	7.00	*	6.25	6.00		2.00	2.00
Declared dividend per bearer share (US$)	4.52		3.69	3.55		1.32	1.38
Pay-out ratio	22.5%		18.8%	18.2	%**	10.8%	27.1%

All per share amounts have been restated to reflect the free share dividend distributed effective May 26, 2000 for all periods presented.

*	Proposal to the annual shareholders’ meeting.

**	The pay-out ratio does not include the free share dividend for 1999

“Serono has a long-term commitment to good corporate governance. We believe that we have the responsibility to conduct ourselves in accordance with the highest ethical standards when dealing with our customers, shareholders, employees and the communities in which we live.”

Corporate governance

Serono has a long-term commitment to good corporate governance. We believe that we have the responsibility to conduct ourselves in accordance with the highest ethical standards when dealing with our customers, shareholders, employees and the communities in which we live.

     Our principles and rules on corporate governance are outlined in our Articles of Association, the Rules of Organization of our Board of Directors and the Charters of the Board of Directors’ Audit and Compensation Committees.

     This report conforms with the new Directive on Information relating to Corporate Governance issued by the SWX Swiss Exchange, in effect since July 1, 2002.

Group structure and shareholders

Group structure

Serono S.A., a holding company organized under Swiss law with registered offices in Coinsins (Vaud), Switzerland, controls directly or indirectly all members of the Serono group of companies worldwide. The Serono group’s headquarters are located in Geneva, Switzerland.

     Serono maintains research and development facilities located in Switzerland (Geneva), the United States (Boston area), France (Evry), and Italy (Rome and Turin). Its principal manufacturing facilities are located in Switzerland (Aubonne and Corsier-sur-Vevey), Italy (Bari), Spain (Tres Cantos) and Israel (Ness-Ziona). Serono operates business units worldwide, including in North and South America, Western and Eastern Europe, the Middle East, North Africa, South East Asia and Australia.

     Information on Serono’s revenues, expenses, assets and liabilities by region is summarized under note 2 to the group consolidated financial statements.

     The Serono group comprises two listed companies: Serono S.A. and Genset S.A. Serono S.A. is listed on the Swiss and New York Stock Exchanges (virt-X: SEO, Code ISIN: CH0010751920 and NYSE: SRA, Code ISIN: US81752M1018). Serono S.A.’s market capitalization at December 31, 2002 was CHF11,746,080,060. Serono acquired Genset S.A., with registered offices in Route Nationale 7, 91030 Evry Cedex, through a tender offer conducted in the second half of 2002. As a result, Serono held at December 31, 2002 92.4% of Genset S.A. Genset S.A. is listed on the Nouveau Marché d’Euronext Paris SA (GST, Code Sicovam: 005433, Code ISIN: FR0004036408). Genset S.A.’s market capitalization at December 31, 2002 was Euro 67,093,652.

     Serono’s principal operating companies (all of which are non-listed companies, with the exception of Genset S.A.), their country of incorporation, share capital and percentage of shares held by Serono are listed under note 33 to the group consolidated financial statements.

Principal shareholders

Principal Serono S.A. shareholders are (i) Bertarelli & Cie, a partnership limited by shares, which holds 52.38% of the capital and 61.52% of the voting rights and (ii) Maria-Iris Bertarelli, Ernesto Bertarelli and Donata Bertarelli Späth, who own in aggregate 7.13% of the capital and 9.91% of the voting rights. Ernesto Bertarelli, who is Serono’s Chief Executive Officer, Vice-Chairman and Managing Director, controls Bertarelli & Cie.

     There has been no event during 2002 that has led to any disclosure obligation for significant shareholders of Serono S.A. in the Swiss Official Commercial Gazette, whether under article 20 of the Swiss Federal Act on Stock Exchange and Securities Trading (“SESTA”) or any other legal provision.

Cross-shareholdings

There are no cross-shareholdings relating to Serono S.A. that exceed 5% of the shareholdings or voting rights on both sides.

Capital structure

Issued and fully paid capital

The issued and fully paid-in share capital of Serono S.A., as at December 31, 2002, was CHF402,276,800, divided into 11,013,040 registered shares of CHF10 nominal value each and 11,685,856 bearer shares of CHF25 nominal value each, including 239,412 treasury shares held, which were purchased on the open market by a group company, partly pursuant to a share buy back program announced by the company on July 15, 2002.

Authorized capital

The authorized share capital of Serono S.A., as at December 31, 2002, amounted to CHF35,000,000, divided into 1,400,000 bearer shares of CHF25 nominal value each. The Board of Directors may proceed to increase the share capital, which is subject to preferential subscription rights by May 21, 2004, either all at once or in installments. The preferential subscription rights, which have been granted but not exercised, are at the disposal of the Board of Directors, which may use them in the interest of the company. The Board of Directors is authorized to withdraw the preferential subscription right of shareholders in favor of a bank or another institution selected by the Board of Directors which shall purchase the shares on a firm basis, if the bank or institution that firmly purchases the shares undertakes to offer the subscription of the newly issued shares to the shareholders in proportion to their current participation. The issue price of the shares, the manner in which they are paid up and the date from which the new shares will give rights to dividends, as well as the conditions for the exercise of the preferential subscription rights, shall be determined by the Board of Directors.

Conditional capital

The conditional share capital of Serono S.A., as at December 31, 2002, amounted to CHF13,274,150, divided into 530,966 bearer shares of CHF25 nominal value each, of which a) 152,000 bearer shares may be used by Serono S.A. or its affiliates for bonds with warrants and/or convertible bonds and b) 378,966 bearer shares are reserved for stock option plans.

a) Conditional capital for option and/or convertible loans

The share capital of the company may be increased by a maximum of CHF3,800,000 through the issuance of 152,000 bearer shares with a par value of CHF25 each, to be fully paid up by the exercise of the option and/or conversion rights granted in connection with loans issued by companies of the Serono group. The authorization period to carry out such an increase in capital is unlimited in time. The Board of Directors shall determine the amount and conditions of the loans, together with the procedures and conditions for the exercise of option and/or conversion rights and the issue price. The new shares may be purchased or acquired by holders of convertible bonds or option rights arising from option bonds. The Board of Directors may resort to the issuance of loans to be subscribed by a consortium, with a subsequent public offering, subject to the provisions indicated below. The Board of Directors shall determine the procedures for the exercise of preferential subscription rights. Preferential subscription rights, which are not exercised, shall revert to the company. The Board of Directors may offer them at market rates or allow them to expire. The Board of Directors may remove the shareholders’ preferential subscription right if loans are issued to finance the acquisition of shareholdings or other rights in companies or with a view to financing research and development projects. Should the Board of Directors remove the shareholders’ preferential subscription right, the following conditions shall apply:

•	Conversion rights may be exercised for a maximum period of 15 years and option rights for a period of seven years from the date of issue of the related loan;

•	Convertible loans and/or loans with options shall be issued subject to normal market conditions (including the normal market conditions relating to protection against dilution for the holders of option and/or conversion rights); and

•	Conversion and/or option prices shall correspond at least to the average rate quoted on the Swiss stock exchange for the shares of the company during the five days preceding the determination of the definitive issue conditions for the convertible loan or loan with options in question.

b) Conditional capital for a stock option plan As at December 31, 2002, the share capital of the company could be increased by a maximum of CHF9,474,150, namely 378,966 bearer shares, each with a par value of CHF25, fully paid up, through the exercise of option rights which the Board of Directors has granted and may grant in the future to employees of companies of the Serono group and to the directors of the company. Serono’s conditional capital was created in 1997 and subsequently increased on May 16, 2000. Of the 410,000 bearer shares reserved for a stock option plan, 378,966 remained as at December 31, 2002, following the exercise of 16,523 options under the Stock Option Plan and the issuance of 14,511 option shares under the Employee Share Purchase Plan since the conditional share capital increase. The authorization period to carry out such an increase in capital is unlimited in time. The subscription right of shareholders has been removed for these new shares. The Board of Directors has laid down and may lay down in the future regulations specifying the conditions and procedures for the granting and exercise of the options. The shares may be subscribed at a price lower than the current stock market price of the shares.

Changes of capital in the last three financial years

At the Annual General Meeting of May 16, 2000, the shareholders of Serono S.A. approved an ordinary increase in the share capital from CHF187,367,100 to CHF374,734,200. They further approved the split of all shares in the company in the ratio of 1:2 as well as the cancellation of the existing authorized capital and the creation of a new authorized capital allowing the Board of Directors to increase, by May 15, 2002, the share capital by a maximum of CHF35,000,000 through the issuance of a maximum of 1,400,000 bearer shares with a par value of CHF25 each. The shareholders also approved the increase of the maximum amount of conditional capital for a stock option plan for the personnel of the company and group companies by a maximum of CHF10,250,000 through the issuance of a maximum of 410,000 bearer shares of CHF25 par value each.

     In July 2000, there was an authorized increase of the issued and fully paid-in share capital of Serono S.A. from CHF374,734,200 to CHF401,500,950 as a result of the company’s global offering of 1,070,670 bearer shares with a par value of CHF25 each, which were also offered in the form of American depositary shares, in connection with the listing of Serono S.A. on the New York Stock Exchange.

     At the Annual General Meeting of May 22, 2002, the shareholders of Serono S.A. approved the renewal and the increase, for a period of two years, i.e., until May 21, 2004, of the authorized share capital by a maximum of CHF35,000,000 through the issuance of a maximum of 1,400,000 bearer shares with a nominal value of CHF25 each, fully paid up.

     Serono S.A. registers at least once a year with the Commercial Registry the new shares issued following the exercise of options under its stock option plans (in accordance with the procedure set forth in article 653h of the Swiss Code of Obligations).

Shares, participation certificates and bonus certificates

As mentioned above, Serono S.A.’s issued and fully paid-in share capital is divided into registered shares with CHF10 nominal value each and bearer shares with CHF25 nominal value each. The company’s bearer shares have been traded on the virt-X pan-European Exchange since June 2001 and were previously traded on the SWX Swiss Exchange and predecessor Swiss exchanges since 1987. The company’s bearer shares have also been traded in the form of American depositary shares, each of which represents one fortieth of a bearer share, on the New York Stock Exchange since July 27, 2000.

     Each of Serono S.A.’s bearer shares and registered shares entitles its holder to one vote. Since the nominal value of the bearer shares is 2.5 times greater than the nominal value of the registered shares, the registered shares effectively have super voting rights.

     Serono S.A.’s bearer shares and registered shares participate in dividends in proportion to their nominal value. Accordingly, the dividends per share on the bearer shares are 2.5 times the dividends per share on the registered shares.

     Serono S.A. has not issued any participation or bonus certificates.

Limitations on transferability and nominee registrations

The transfer of Serono S.A. bearer shares is affected by a corresponding entry in the books of a bank or depositary institution that holds the definitive certificates representing the bearer shares in custody or by transfer of possession of the certificate representing the bearer share.

     The transfer of Serono S.A. registered shares is subject to approval by the Board of Directors or the Executive Committee of the Board of Directors. The Board of Directors will not approve the transfer if the prospective acquirer of the registered shares does not certify that the registered shares will be acquired in its own name and for its own account. The Board of Directors may retroactively cancel any transfer of registered shares that it approved in reliance on a false certification by the potential acquirer of the registered shares that the shares would be acquired in its own name and for its own account. The Board of Directors may refuse to approve a transfer if it identifies adequate grounds for such refusal, in particular if it concludes that the economic independence of the company may be threatened by the prospective transfer, or that the prospective acquirer of the registered shares is one of the company’s competitors or a competitor of a company in which Serono holds a participating interest. The Board of Directors also may refuse to approve the transfer by offering to purchase the registered shares for the company’s account, for the accounts of other shareholders or for the accounts of third parties. If the Board of Directors offers to purchase the registered shares for the accounts of other shareholders, the principle of equal treatment of all holders of registered shares shall be followed.

     If the registered shares are transferred by succession, the name of the acquirer will automatically be included in the share register unless there are adequate grounds for refusal, as described above. If such a transfer of registered shares by succession is refused, the Board of Directors will offer to purchase the shares for the company’s own account, for the accounts of other shareholders or for the accounts of third parties. If the Board of Directors offers to purchase the registered shares for the accounts of other shareholders, the principle of equal treatment of all holders of registered shares shall be followed. A holder of registered shares must have the approval of the Board of Directors or the Executive Committee of the Board of Directors in order to use such shares as a pledge, guarantee or security. A resolution of a qualified majority of at least two-thirds of the number of shares represented and an absolute majority of the nominal value of shares represented at a general meeting of shareholders is required to amend these restrictions on the transfer of registered shares.

Convertible bonds and options

Serono S.A. does not have any outstanding convertible bonds. For details concerning options granted to the Board of Directors and the Executive Management Board members, please see notes 25 and 31 to the group consolidated financial statements as well as the section on compensation further below.

Board of Directors

Members of the Board of Directors

The current members of the Serono S.A. Board of Directors are:

			Director	Term
Name	Age[1]	Position	since	expires

Georges Muller	63	Chairman	1992	2003
Ernesto Bertarelli	37	Vice-Chairman and Managing Director	1991	2003
Jacques Theurillat	44	Director	2000	2003
Pierre E. Douaze	62	Director	1998	2003
Bernard Mach	70	Director	1997	2003
Sergio Marchionne	50	Director	2000	2003
Hans Thierstein	71	Director	1987	2003

[1] As of March 31, 2003.

Georges Muller has been the Chairman of the Serono S.A. Board of Directors since 1999. He has practiced law with the firm of Bourgeois, Muller, Pidoux & Partners in Lausanne, Switzerland for the past 25 years. He retired as professor of commercial law at the University of Lausanne School of Law in June 2000 and currently holds the title of Honorary Professor. He is Chairman of the Board of Directors of Société Générale de Surveillance, Chairman of the Board of Directors of “La Suisse” Assurances and Vice-Chairman of Bertarelli & Cie. He is a director of Banque du Gothard; Rentenanstalt-Swiss Life and Schindler Aufzüge AG. He participates on the boards of various foundations and associations, namely CVCI; Fondation pour la creation d’un musée des Beaux Arts, Lausanne (Chairman); ISREC; Institut Suisse de Recherche Expérimentale sur le Cancer (Chairman); Pro CICR; and World Arts Forum. He has worked at the Federal Tax Administration, Division of International Tax Law, in Berne, Switzerland. Mr. Muller received a PhD in law and a degree in business administration (HEC) at the University of Lausanne. He also has received an LLM from Harvard University. Mr. Muller is a Swiss national and resident.

Ernesto Bertarelli is Serono’s Chief Executive Officer. He is also Vice-Chairman and the Managing Director of the Serono S.A. Board of Directors. Prior to his appointment as Chief Executive Officer in January 1996, Mr. Bertarelli served for five years as Deputy Chief Executive Officer and Vice-Chairman of the Board, where he was responsible for finance and operations. Mr. Bertarelli began his career with Serono in 1985, since which time he has held several positions of increasing responsibility in sales and marketing. Mr. Bertarelli is the Chairman of Bertarelli & Cie and a director of UBS AG, PHRMA, BIO, Interpharma and the Bertarelli Foundation. Ernesto Bertarelli is the Vice-President of EBE (Emerging Biopharmaceutical Enterprises, an EFPIA specialized group). He is also a member of the Harvard Medical School Biological Chemistry and Molecular Pharmacology Advisory Council. He received a Bachelor of Science degree from Babson College in Boston, Massachusetts, and an MBA from Harvard Business School. Mr. Bertarelli is a Swiss national and resident.

Jacques Theurillat has been Serono’s Deputy Chief Executive Officer since May 2002 and has been a Serono S.A. director since May 2000. Mr. Theurillat also serves as Serono’s President of European and International Sales & Marketing and previously served as Serono’s Chief Financial Officer from 1996 until October 2002. Prior to that, Mr. Theurillat was Managing Director of Serono operations in Italy. He began his career with Serono in 1987. He has held several positions of increasing responsibility relating to tax and financial planning. Mr. Theurillat is a director of 21 Invest Partners S.A. Mr. Theurillat has law degrees from Madrid University and Geneva University and holds a Swiss Federal Diploma (Tax Expert). He also received an MBA from the Madrid School of Finance. Mr. Theurillat is a Swiss national and a resident of France.

Pierre E. Douaze has been a Serono S.A. director since 1998. Until 1998, he was a member of the Executive Committee and former Chief Executive Officer of the healthcare division of Novartis, the company that resulted from the merger of Sandoz and Ciba Geigy. Before that merger in 1997, Mr. Douaze worked at Ciba Geigy, where he served in various capacities beginning in 1970. In 1991, he became a member of Ciba Geigy’s executive committee, with responsibility for healthcare. He currently serves as a board member of the Galenica Group, Switzerland and Chiron Corporation. Mr. Douaze received a Master of Science from Federal Polytechnical School and an MBA from INSEAD Fontainebleau. Mr. Douaze is a French national and a resident of Switzerland.

Bernard Mach has been a Serono S.A. director since 1997. He retired from the University of Geneva Medical School in 1998. Until then, Dr. Mach was Chairman of the Department of genetics and microbiology and of the graduate program in molecular and cell biology, and he was the Louis Jeantet Professor of Molecular Genetics. Dr. Mach is a former member of the Swiss Science Council, the scientific advisory board to the Swiss government, and a former president of the Union of Swiss Societies for Experimental Biology. He is also a founder and former board and SAB member of Biogen, founder and chairman of the scientific board of Lombard Odier Immunology Fund, and founder and chairman of NovImmune S.A. Dr. Mach is the Vice-Chairman of Lonza Group AG. Dr. Mach received an MD degree (Geneva), a PhD degree (Rockefeller University, NY) and did his internship and residency at the MGH Harvard Medical School. Dr. Mach is a member of the French Academy of Science. He is a Swiss national and resident.

Sergio Marchionne has been a Serono S.A. director since May 2000. Since February 2002, Mr. Marchionne has served as Chief Executive Officer and a member of the Board of Directors of Société Générale de Surveillance. From October 2000 until February 2002, Mr. Marchionne served as Chief Executive Officer of Lonza group, which was spun-off from Alusuisse-Lonza in October 2000. Mr. Marchionne still serves as Chairman of the Lonza Group. Prior to that he worked at Alussuisse-Lonza Group in various capacities, including Chief Financial Officer, and from 1997 as Chief Executive Officer. Mr. Marchionne received an LLB from Osgoode Hall Law School in Toronto, Canada and an MBA from the University of Windsor, Canada. He is a barrister and solicitor and a Chartered Accountant. Mr. Marchionne is a Canadian national and a resident of Switzerland.

Hans Thierstein was the Chairman of the Serono S.A. Board of Directors from 1992 until 1999 and has been a director since 1987. He served as Chief Financial Officer of Serono from 1980 until 1996. Before joining Serono, Mr. Thierstein was associated with ICN Pharmaceuticals from 1971 to 1980 where he served as treasurer and controller Europe, as vice-president and corporate controller in the United States, as general manager of the Swiss and Italian operation, and as vice-president of corporate development Europe. Prior to that, he was treasurer and area financial manager and a director of Chesebrough-Pond’s, Europe for nine years. In addition, his professional experience includes five years in public accounting, of which four years was with PriceWaterhouse Zurich. From 1996 to 2000, Mr. Thierstein served as a member of the board of the Swiss Society of Chemical Industries. Mr. Thierstein is a director of Temtrade S.A. Mr. Thierstein is a Swiss national and resident.

Directors are elected each year at the company’s Annual General Meeting and serve until the following Annual General Meeting, which must be held within six months after the end of each financial year. They are appointed for a one-year term and are indefinitely re-eligible. No non-executive director has any material dealings with Serono. No director sits on the Board of Directors of other listed companies with which Serono conducts a material amount of business.

Primary functions of the Board of Directors and work methods

The Board of Directors has the authority to manage the company on all matters, which are not delegated by the law, the by-laws of the company or the Board of Directors’ rules of organization to another organ of the company, including the shareholders. The Board of Directors as a whole takes decisions, based upon recommendations of the Audit and Compensation Committees where appropriate. Before each Board meeting, members of the Board are asked whether they want to add any item to the agenda. Each agenda contains a “miscellaneous section” allowing each Board member, at the end of any Board meeting, to address any topic.

In particular the Board of Directors:

•	Has authority for the fundamental management of the company;

•	Is responsible for the control of the organs entrusted with the management of the company;

•	Is responsible for the strategic direction of the company;

•	Defines the organization of the company;

•	Adopts, modifies or cancels the rules and regulations of the company relating to the management of the company;

•	Approves the financial plan for the company;

•	Appoints and dismisses the members of the Executive Management Board and other key executives;

•	Approves the annual report, the financial statements, the consolidated financial statements and the proposal to the shareholders for the appropriation of available earnings;

•	Approves the agenda for the shareholders’ meeting and convenes such meeting; and

•	Informs the judge in case of insolvency of the company.

The Board of Directors has appointed a Managing Director, who is entrusted with the day-to-day, operational management of the company.

     The Board of Directors acknowledges the value and the significance of being fully informed on substantial operations and business of the company. In order to thoroughly understand such matters, the Board of Directors is in the first place informed through the Managing Director, who also regularly and openly communicates with the Chairman throughout the year outside Board meetings. The Board of Directors also consults the Board Committees and invites, either upon the initiative of the Managing Director and Chief Executive Officer or at the request of a Board member, senior managers to participate in the Board meetings and present the current major matters of their business area. This comprehensive information is necessary to allow the Board of Directors to make proper decisions. The Board of Directors meets at least four times a year, more if required.

Board of Directors’ control instruments over the Executive Management Board

The control of the Board of Directors over the Executive Management Board is exerted through its Committees: the Executive Committee of the Board, the Audit Committee and the Compensation Committee.

Board Committees and work methods

Executive Committee of the Board

The Executive Committee of the Board (not to be mistaken for the Executive Management Board referred to further below) consists of Georges Muller, Ernesto Bertarelli and Jacques Theurillat.

The Executive Committee of the Board:

•	Reviews before their submission to the Board of Directors the annual report, the financial statements, the consolidated financial statements and the proposal to the shareholders regarding the appropriation of available earnings;

•	Resolves certain matters in connection with the holding of the general meetings of shareholders;

•	Reviews certain matters to be submitted to the Board of Directors and discusses certain issues of general interest to the group; and

•	Approves the transfer of Serono S.A. registered shares.

The Executive Committee of the Board is convened by the Chairman or by the Managing Director as often as required by the business of the company. The Executive Committee of the Board may invite to its meetings collaborators of the company or consultants, if required.

Audit Committee

In 2001, the Board of Directors established an Audit Committee consisting of Sergio Marchionne (Chairman), Pierre Douaze and Hans Thierstein, all non-executive directors. These directors have sufficient financial and compliance experience and ability to enable them to discharge their responsibilities as members of the Audit Committee.

     In discharging its oversight role, the Audit Committee is empowered to investigate any matter relating to the company’s accounting, auditing, internal control, or financial reporting practices brought to its attention, with full access to all of the company’s books, records, facilities and personnel.

     The Audit Committee has the following responsibilities:

•	Review with the selected independent auditors for the company, the scope of the prospective audit, the estimated fees thereof and such other matters pertaining to such audit as the Committee may deem appropriate and receive copies of the annual comments from the independent auditors on accounting procedures and systems of control (Management Letter);

•	Assure that the independence of the independent auditors is maintained;

•	Review with the independent auditors any questions, comments or suggestions they may have regarding the internal control, accounting practices and procedures of the company and its subsidiaries;

•	Review and oversee the internal audit activities, including discussing with management and the internal auditors the internal audit function’s organization, objectivity, responsibilities, plans, results, budgets and staffing;

•	Discuss with management, the internal auditors and the independent auditors the quality and adequacy of the compliance with the company’s internal controls;

•	Receive summaries of the audit reports issued by the internal audit department;

•	Review with management and the independent auditors the annual audited financial statements of the company and the quarterly financial statements and any material changes in the accounting principles or practices used in preparing the statements prior to publication and the filing of reports with the Swiss Stock Exchange and the filing of the report on Form 20-F with the US Securities and Exchange Commission;

•	Discuss with management and the company’s General Counsel any legal matters (including the status of pending litigation) that may have a material impact on the company’s financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact the company’s contingent liabilities and risks;

•	Make or cause to be made, from time to time, such other examinations or reviews as the Committee may deem advisable with respect to the adequacy of the systems of internal control and accounting practices of the company and its subsidiaries and with respect to accounting trends and developments and take such action with respect thereto as may be deemed appropriate;

•	Subject to approval by the shareholders, recommend annually the public accounting firm to be the independent auditors for the company, for approval by the Board of Directors; and

•	Set the compensation of the independent auditors and approve all non-audit related engagements performed by the independent auditors.

The Audit Committee maintains free and open communication with the independent auditors, the internal auditors and the company’s management. Its Chairman is responsible for the leadership of the Audit Committee, including scheduling and presiding over meetings, preparing agendas and making regular reports to the Board of Directors. The Audit Committee meets at least four times a year or more, if required.

Compensation Committee

In 2001, the Board of Directors also established a Compensation Committee, which consisted as of December 31, 2002, of Georges Muller, Pierre Douaze and Sergio Marchionne, all non-executive directors.

     The Compensation Committee ensures that senior executives of the company are compensated in a manner consistent with the stated compensation strategy of the company, internal equity considerations, competitive practice, and applicable legal requirements.

     The Compensation Committee submits to the Board of Directors for approval the principles to be applied for the remuneration of the members of the Board of Directors and of the company’s executives.

     The Compensation Committee reviews as often as necessary, but no less than one time per year, the compensation plans for the company’s executives to ensure that such plans are designed to effectively attract, retain and reward the company’s executives, to motivate their performance in the achievement of the company’s business objectives and to align their interest with the long-term interest of the shareholders. In particular, the Compensation Committee ensures that:

•	The company’s annual incentives plans for executives are properly administered as to participation in these plans, alignment of awards with the company’s financial goals, actual awards paid to executive officers and total funds reserved for payments under these plans; and

•	The company’s long-term plans for executives are properly administered as to participation in these plans, alignment of awards to the achievement of the company’s long-term goals, key personnel retention objectives and shareholders’ decisions concerning the use of capital for management incentive plans.

The Compensation Committee reviews annually and determines the individual elements of the compensation of the Chief Executive Officer. The Compensation Committee reviews annually the individual elements of the compensation of the senior officers of the company who report to the Chief Executive Officer, ensuring that the objectives defined in the Compensation Committee Charter are met.

     The Compensation Committee reviews and recommends to the Board of Directors for approval the remuneration of the members of the Board.

The Compensation Committee is also responsible to:

•	Approve the company’s Stock Option Plan and any modification thereof;

•	Approve the number of options which are granted to the Chief Executive Officer; and

•	Approve the global number of options that the Chief Executive Officer is authorized to distribute to senior management during the year.

In addition, the Compensation Committee makes a recommendation to the Board on all reports that the company is required to make to shareholders pursuant to legal or regulatory requirements in the area of executive compensation.

     The Compensation Committee also makes a recommendation to the Board on all proposals for incentive plans, which require shareholders’ approval, including proposals to create share capital for compensation plans.

     The Compensation Committee reports to the Board on its activities at least once in each calendar year. Its Chairman is responsible to summon meetings, prepare the agenda and ensure that members of the Compensation Committee receive proper documentation prior to meetings. The Managing Director is invited to attend meetings of the Compensation Committee, except when discussions are held on his remuneration.

Executive Management Board

Members of the Executive Management Board

The current members of the Executive Management Board (not to be mistaken for the Executive Committee of the Board) are:

Name	Age[1]	Position

Ernesto Bertarelli	37	Chief Executive Officer
Jacques Theurillat	44	Deputy Chief Executive Officer, President of European and International Sales & Marketing
Roland Baumann[2]		Senior Executive Vice-President, Head of the CEO Office and Strategic Planning
Leon Bushara[2]		Senior Executive Vice-President, Business Development
Giampiero De Luca[2]		Chief Intellectual Property Counsel
Fereydoun Firouz[2]		President of Serono, Inc.
Nathalie Joannes[2]	42	General Counsel
Franck Latrille	46	Senior Executive Vice-President, Global Product Development
François Naef	40	Senior Executive Vice-President, Human Resources
Paola Ricci	44	Senior Executive Vice-President, Worldwide Regulatory Affaires
Allan L. Shaw	38	Chief Financial Officer
Timothy Wells[2]		Senior Executive Vice-President, Research

[1] As of March 31, 2003.

[2] Joined the Executive Management Board on March 25, 2003.

Roland Baumann is Serono’s Senior Executive Vice-President, Head of the CEO Office and Strategic Planning. Prior to his appointment to this position in March 2003, he was Serono’s Senior Vice-President, Head of Strategic Business Planning and Corporate Administration. Before his appointment to that position in March 2000, Mr. Baumann worked for Serono in positions of increasing responsibility related to finance, information systems, internal audit and strategic business planning since 1991. Before joining Serono, Mr. Baumann was a senior vice-president with La Suisse Assurance, where he was the head of process engineering and accounting and finance services. Mr. Baumann holds a degree in economics and business administration from the Ecole Supérieure pour l’Economie et l’Administration in Basel.

Leon Bushara is Serono’s Senior Executive Vice-President, Business Development. Prior to his appointment to this position in March 2003, he served as Serono’s Vice-President of Business Development. Before his appointment to that position in 1996, Mr. Bushara worked in positions of increasing responsibility in Serono’s Business Development department since 1993. Prior to joining Serono, Mr. Bushara founded and managed a chain of cafés and restaurants in New York City from 1988 until 1993. Mr. Bushara holds a BA degree from Brown University.

Giampiero De Luca is Serono’s Chief Intellectual Property Counsel. Prior to his appointment to this position in November 1999, Mr. De Luca worked for Serono in positions of increasing responsibility related to intellectual property and product development since 1988. Prior to joining Serono, Mr. De Luca worked as a patent examiner at the European Patent Office, where he focused on patents related to genetic engineering. Mr. De Luca holds a doctoral degree in industrial chemistry from the University of Milan and a diploma from the Institut Pasteur in general microbiology. He is a chartered European patent attorney.

Fereydoun Firouz is President of Serono, Inc., Serono’s U.S. operating subsidiary. From 2001 until March 2003, he was Executive Vice-President, Reproductive Health, of Serono, Inc. Prior to his appointment to that position in 2001, Mr. Firouz worked in positions of increasing responsibility in Serono’s Latin American and Eastern Europe, Middle East and Africa regions since 1991 and Serono’s government affairs office in Washington, D.C. from 1989 to 1991. Mr. Firouz holds a BS degree from George Washington University and participated in the executive program in general management at Babson College.

Nathalie Joannes is Serono’s General Counsel since May 2001. Prior to joining Serono, Ms. Joannes was assistant general counsel of Pharmacia Corporation and of one of its predecessor companies, Monsanto Company, from 1996 to 2001. From 1989 to 1996, she held positions of increasing responsibility in Monsanto’s legal department. Ms. Joannes holds a law degree from the University of Liège and an LLM from the University of Pennsylvania.

Franck Latrille is Serono’s Senior Executive Vice-President, Global Product Development. Prior to his appointment to this position in March 2003, Mr. Latrille was Serono’s Senior Executive Vice-President, Manufacturing Operations and Process Development. Before that, he served for three years as Serono’s General Manager, Italian manufacturing operations. From 1994 to 1997, he served as general manager of Sorebio, which he co-founded in 1987. Mr. Latrille joined Serono in 1994, following the company’s acquisition of Sorebio. Mr. Latrille holds a PhD degree in animal physiology and biochemistry and an MS degree from the University of Bordeaux.

François Naef is Serono’s Senior Executive Vice-President, Human Resources. Prior to his appointment to this position in February 2001, Mr. Naef had served as Serono’s General Counsel since November 1999 and had worked in positions of increasing responsibility in the legal department since 1988. Mr. Naef also serves as Company Secretary. Prior to joining Serono, Mr. Naef was an attorney at the Geneva law firms of Combe & de Senarclens and Me Rossetti. Mr. Naef is a member of the Board of the Swiss Society of Chemical Industries as well as member of the Pharma working group of this Society. He is also a member of the Board and Executive Committee of the Geneva Chamber of Commerce as well as a member of the Economic Council of the State of Vaud. Mr. Naef holds a law degree and a master’s degree in European law from the University of Geneva.

Paola Ricci is Serono’s Senior Executive Vice-President, Worldwide Regulatory Affairs. Prior to her appointment to her current position in October 2000, Ms. Ricci was responsible for Serono’s corporate regulatory affairs. She joined Serono in 1978 and has worked in positions of increasing responsibility in the research and development organization since that time. Ms. Ricci holds a modern languages degree from the International School of Modern Languages in Rome, Italy.

Allan L. Shaw has been Serono’s Chief Financial Officer since October 17, 2002. From 1996 until June 2002, Mr. Shaw was a member of the Board of Directors of Viatel Inc., an international telecommunications company for which he also served as Chief Financial Officer from 1996 until May 2001 and as Corporate Controller from November 1994 until 1996. Mr. Shaw received a Bachelor of Science degree from the State University of New York (Oswego College). He is a certified public accountant in the State of New York.

Timothy Wells is Serono’s Senior Executive Vice President, Research. Prior to his appointment to this position in March 2003, he served as Serono’s Vice-President Research, Head of Discovery. From 1990

until he joined Serono in 1998, Mr. Wells held positions of increasing responsibility at Glaxo Wellcome. Mr. Wells holds a PhD degree in chemistry of enzyme action and protein engineering from Imperial College, London.

     For the CVs of Mr. Ernesto Bertarelli and Mr. Jacques Theurillat, please refer to the above section on Board of Directors.

     Mr. Silvano Fumero, Mr. Stevo Knezevic and Mr. Jean-Pierre Verhassel, former members of the Executive Management Board, left their position with effect as of March 25, 2003.

Primary functions of the Executive Management Board and work methods

The Executive Management Board and the Managing Director are in charge of the day-to-day management of the company’s business and operations. The Executive Management Board is chaired by the Chief Executive Officer and meets as often as required, but at least on a monthly basis to address operational matters and to make strategic recommendations to the Board of Directors.

Management contract

Given the type of activities it conducts, Serono does not outsource any part of its management.

Compensations, shareholdings and loans

Content and method of determining the compensation and the shareholding programs

Please refer to the above section on Compensation Committee.

     All Directors receive cash compensation that varies with their Board responsibilities, their participation on Board Committees and their status as executive or non-executive directors. All directors are also eligible to participate in a special stock option plan that Serono S.A. has set up for its Board of Directors.

Stock Option Plan for the Board of Directors: Serono made a single grant of options to each of its directors and may make additional option grants to directors when their current grants have vested in full. Directors’ options vest on December 31 of each year over a period of five years (four years for one director), but directors may not exercise their options for a period of five years (four years for one director) from the date of grant. After the options become exercisable, directors may exercise their options for a period of five years (four years for one director). The exercise price for directors’ options is the price of Serono bearer shares on the virt-X on the date of the annual meeting of shareholders following which the options were granted.

     Executive directors and the other Executive Management Board members are eligible, in addition to their base salary (which varies with position grade, experience and performance factor), pension, retirement and similar benefits, to participate in the Serono incentive programs described further below:

Corporate Management Incentive Plan (CMIP): The CMIP is an incentive program providing bonuses in cash to Serono employees who have attained a certain position grade. Target amounts are determined on an annual basis and reflect position grade. The bonus granted is the result of a weighting between individual and/or collective performance factors.

Stock Option Plan: Serono’s Stock Option Plan is an incentive program following which options are granted to employees who have attained a certain position grade. Options are granted either for Serono S.A. bearer shares or American depositary shares as appropriate. Grants are possible all year long but usually happen as of April 1 of each year. Options vest beginning one year after their grant and vest rateably over four years. Each option has a 10-year duration. The exercise price is the fair market value on the date of grant. The process for awarding options includes a matrix that indicates the minimum and maximum numbers of options that can be awarded based on position grade and individual performance factor.

Employee Share Purchase Plan (ESPP): The ESPP became effective on January 1, 2001 and was progressively implemented for all Serono affiliates throughout the year 2001. The ESPP is designed to allow all permanent Serono employees to purchase shares (Serono S.A. bearer shares or ADSs) through periodic payroll deductions. A participant may contribute up to 15% of his or her salary through payroll deductions, and the accumulated payroll deductions are applied to the purchase of option shares on the participant’s behalf at the end of the year. The purchase price per option share is 85% of the lower of (i) the average closing price of the bearer shares on the virt-X in the 10 business days prior to January 1 of the plan’s year and (ii) the average closing price of the bearer shares on the virt-X in the 10 business days prior to December 31 of the plan’s year.

Share Match Plan: If an employee completes one year of service with Serono after purchasing shares through the ESPP and retains any of the purchased shares at the end of that year of service, then the employee is eligible for the Share Match Plan. Under this plan, additional shares will be granted to each eligible employee in an amount determined by the Board of Directors. For the second plan year, which ended on December 31, 2002, for every three shares purchased in the ESPP on January 3, 2003 that are still held by an employee on December 31, 2003, Serono will issue to the employee one additional share. All share grants under the Share Match Plan are at the discretion of the Board of Directors. In jurisdictions other than the United States, the matching feature is a part of the ESPP.

Invention Reward Plan: The Serono Invention Reward Plan is intended to identify, recognize and reward those inventions and “know-how” improvements making an important contribution to Serono and also the people responsible for bringing them to fruition. All Serono employees are eligible to participate in the Invention Reward Plan, especially scientific/technical employees in Research and Pharmaceutical Development, Clinical Development, Regulatory Affairs and Manufacturing. The reward plan is structured to include team members who have worked on the inventions as well as the inventor. Nominations are proposed by the employees and are then submitted to the Invention Reward Committee (consisting of the CEO, Chief Intellectual Property Counsel and Senior Executive Vice President Human Resources) who review and approve final awards. Recognition rewards consist of either a cash bonus or a grant of Serono stock options or both. The Plan is designed to be flexible so that the varying levels of individual contribution can be rewarded accordingly.

Total of all compensation conferred directly or indirectly in 2002 to the Board of Directors and Executive Management Board (in its made-up as at December 31, 2002) members

The total remuneration granted in 2002 to the executive members of the Board of Directors and to the Executive Management Board members was CHF12,969,842, which includes the tax value of stock options granted during the year calculated based on the Black-Scholes options pricing model.

     The total remuneration granted in 2002 to the non-executive members of the Board of Directors was CHF675,000.

     The above figures are all inclusive of honoraria, salaries, credits, bonuses and benefits of every kind valued according to market value at the time they were conferred.

     Given that no director or Executive Management Board member gave up his/her function during the last financial year, no additional severance payment occurred in 2002.

Compensation conferred in 2002 for former members of governing bodies

No such compensation has been conferred in 2002.

Share allotment in 2002

No Serono S.A. share (registered share with a nominal value of CHF10 each, bearer share with a nominal value of CHF25 or American depositary share) has been allotted in 2002 to the Board of Directors, the Executive Management Board (in its make-up as at December 31, 2002 members or parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations. The option shares purchased in 2002 under the ESPP as well as the shares resulting from the exercise in 2002 of options either under the Stock Option Plan or the Stock Option Plan for the Board of Directors, if still held by the concerned population as of December 31, 2002, are disclosed below under the Share ownership section.

Share ownership as of December 31, 2002

As of December 31, 2002, the executive members of the Board of Directors, the members of the Executive Management Board (in its make-up as at December 31, 2002 and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 9,973,200 Serono S.A. registered shares with a nominal value of CHF10 each and 4,745,228 Serono S.A. bearer shares with a nominal value of CHF25.

     As of the same date, the non-executive members of the Board of Directors and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 270 Serono S.A. bearer shares with a nominal value of CHF25 (no holding of Serono S.A. registered shares).

Option ownership as of December 31, 2002

As of December 31, 2002, the executive members of the Board of Directors, the members of the Executive Management Board (in its make-up as at December 31, 2002 and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 29,990 options on Serono S.A. bearer shares with a nominal value of CHF25 each.

		Exercise
Number of options	Year of grant	price in CHF	Expiration date

2,120[1]	1998	546.25	April 1, 2008
2,610[1]	1999	546.00	April 1, 2009
1,600[2]	1999	512.50	June 10, 2009
3,560[1]	2000	1,520.50	April 1, 2010
1,600[2]	2000	1,397.50	May 16, 2010
8,400[1]	2001	1,346.00	April 1, 2011
8,600[1]	2002	1,434.00	April 1, 2012
1,500[1]	2002	810.00	Nov 11, 2012

Total 29,990

[1]	Vest beginning one year after date of grant and vest ratably over four years. Each option has a 10-year duration. Exercise price is the fair market value on the date of grant.

[2]	Vest on December 31 of each year over a period of five years, but cannot be exercised for a period of five years from the date of grant. Once exercisable, holders may exercise them for a period of five years. Exercise price is the price of Serono bearer shares on virt-X on the date of the annual meeting of shareholders following which the options were granted.

As at the same date, the non-executive members of the Board of Directors and the parties closely linked to them in the sense of article 678 of the Swiss Code of Obligations held a total of 7,720 options on Serono S.A. bearer shares with a nominal value of CHF25 each.

		Exercise
Number of options	Year of grant	price in CHF	Expiration date

1,320[1]	1997	522.50	June 17, 2005
4,800[2]	1999	512.50	June 10, 2009
1,600[2]	2000	1,397.50	May 16, 2010

Total 7,720

[1]	Vest on December 31 of each year over a period of four years, but cannot be exercised for a period of four years from the date of grant. Once exercisable, holder may exercise them for a period of four years. Exercise price is the price of Serono bearer shares on virt-X on the date of the annual meeting of shareholders following which the options were granted.

[2]	Vest on December 31 of each year over a period of five years, but cannot be exercised for a period of five years from the date of grant. Once exercisable, holder may exercise them for a period of five years. Exercise price is the price of Serono bearer shares on virt-X on the date of the annual meeting of shareholders following which the options were granted.

Additional honoraria and remuneration

No additional honorarium or remuneration in the sense of article 5.7 of the SWX Directive on Information Relating to Corporate Governance has been billed in 2002 to Serono S.A. or any member of the Serono group by any member of the Board of Directors or the Executive Management Board or parties closely linked to such persons in the sense of article 678 of the Swiss Code of Obligations.

Loans granted to governing bodies

Please see note 31 to the group consolidated financial statements.

Highest total compensation

The member of the Board of Directors to whom the highest total compensation was conferred in 2002 received a total of CHF4,504,824, which includes the tax value of stock options granted during the year calculated based on the Black-Scholes option pricing model (all inclusive of honoraria, salaries, credits, bonuses and benefits of every kind valued according to market value at the time they were conferred). The director at stake was not allotted any Serono S.A. share, in 2002.

Shareholders’ participation rights

The statues of Serono S.A. do not contain any limitation on the percentage of registered shares owned by a single shareholder. Also, the statutes do not differ from applicable legal provisions with respect to: participation in the general meeting of shareholders, adoption of resolutions by at least two thirds of the represented votes and an absolute majority of the par value of the represented votes, convocation of the general meeting of shareholders and addition of items to the agenda of the general meeting of shareholders. In addition, there are no statutory rules on deadlines for registering holders of registered shares of Serono S.A.

Changes of control and defence measures

There are no statutory rules on opting out or opting up (art. 22 SESTA). Members of the Executive Management Board benefit from contractual clauses allowing them to accelerate the vesting of their options in case of a change of control.

Auditors

PricewaterhouseCoopers S.A. (formerly Coopers & Lybrand) has been the independent auditors of Serono S.A. since the company was incorporated on May 20, 1987. The current head auditor responsible, Mr. Martin Aked, took up office in May 2002.

     In the year 2002, PricewaterhouseCoopers charged $1.6 million for audit services and $2.8 million for other services, of which $1.3 million, related to services provided by the consulting arm of PricewaterhouseCoopers that was sold on September 30, 2002 to IBM.

     The Audit Committee is the direct control instrument of the Board of Directors over the external auditor.

Information policy

Commercial and financial information on Serono (including material information such as quarterly results, share information, major collaboration agreements, significant product pipeline evolution and scientific discoveries) is available on the company’s website (www.serono.com), which is regularly updated. In addition, material information is disclosed to all major news agencies in Europe and the United States (e.g., Bloomberg, Reuters, Dow Jones). Where required under Swiss law, publications are made in the Swiss Official Commercial Gazette. Serono furthermore complies with all applicable NYSE and SEC disclosure requirements. Serono’s Investor Relations Department, whose contact details are posted on the website, is available at all times to respond to shareholders’/potential investors’ queries. Printed matter (in particular, Serono Annual Report) can be obtained upon request from the Investor Relations Department.

     In cases where special and complex matters are included on the agenda of any general shareholders’ meeting, an explanatory note detailing the circumstances, context and impact of the matter(s) is made available to shareholders prior to the shareholders’ meeting.

     Serono organizes “Road shows” from time to time, at venues that are determined on a case-by-case basis, on which occasions Serono management communicates most recent corporate developments and financial results to the public. Dates and venues of the “Road shows” are announced in advance on Serono’s website.

Annex B:     Press release of Serono S.A. dated 23 October 2003

B-1

Media Release

FOR IMMEDIATE RELEASE

SERONO REPORTS STRONG THIRD QUARTER RESULTS
Best Quarter Ever with Net Income up 48.2% to $110.5m
Driven by Strong Revenue Growth
- Guidance for 2003 Confirmed -

Geneva, Switzerland, October 23, 2003 — Serono S.A. (virt-x: SEO and NYSE: SRA) today reported its third quarter results for the period ended September 30, 2003.

Highlights

▶	Total revenues of $502.7m, up 32.9% in dollars and underlying growth of 26.0% in local currencies

▶	Product sales up 32.7% to $463.5m

▶	Significant growth of leading products in each therapeutic area: Rebif® up 52.1%, Gonal-f® up 12.1% and Saizen® up 26.9%

▶	Reported net income of $110.5m, up 48.2% and 39.3% in local currencies

▶	Basic EPS up 49.2% to $6.98 per Bearer Share and $0.17 per American Depositary Share

▶	Positive European CPMP opinion for Gonal-f® pre-filled pen injector

▶	FDA approval and positive European CPMP opinion for Ovidrel®/Ovitrelle® pre-filled syringe

▶	Progress of promising new compounds, oral cladribine and TACI-Ig, into clinical development

“This has been our best quarter ever, with net income up 48.2% to $110.5m driven by strong revenue growth in each of our businesses” said Ernesto Bertarelli, Chief Executive Officer.

“Our operational momentum will result in an excellent 2003, and we are clearly on track to meet our guidance” said Allan Shaw, Chief Financial Officer.

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Financial Performance

In the third quarter of 2003, total revenues grew by 32.9% to $502.7m (Q3 2002: $378.2m). Product sales rose 32.7% to $463.5m (Q3 2002: $349.3m). US dollar weakness caused a positive currency impact of $24.9m on product sales. In local currencies, product sales grew by 25.4%.

Royalty and license income grew by 36.0% to $39.2m (Q3 2002: $28.8m).

Gross margin was 85.8% (Q3 2002: 83.2%) as a result of operational improvements.

Selling, general and administrative expenses were $158.9m (Q3 2002: $117.8m), reflecting commercial expenditure and marketing programs.

Research and development expenses increased to $107.1m or 21.3% of total revenues (Q3 2002: $101.3m or 26.8% of total revenues).

Other operating expenses reached $53.6m (Q3 2002: $23.5m) influenced by licensing agreements for new products and higher royalties paid to third parties.

Operating income grew by 52.6% to $117.3m reflecting strong revenue growth and cost-control management. Net financial income was $9.4m in the third quarter (Q3 2002: $13.2m).

Reported net income grew 48.2% to $110.5m (Q3 2002: $74.5m), or 39.3% in local currencies.

Reported basic earnings per share (EPS) grew 49.2% to $6.98 per bearer share (Q3 2002: $4.68) and $0.17 per American Depositary Share (ADS) (Q3 2002: $0.12). The average number of equivalent bearer shares outstanding for the three months ended September 30, 2003 was 15,829,041.

Neurology

In the third quarter of 2003, total neurology sales were $222.2m. Rebif® worldwide sales were up 52.1% (41.5% in local currencies) to $212.0m (Q3 2002: $139.4m). Rebif® continued its market leadership outside the USA with sales up by 33.1% to $161.6m (Q3 2002: $121.4m).

In the USA, Rebif® sales grew by 179.8% to $50.4m in the third quarter (Q3 2002: $18.0m) with demand continuing to strengthen. Rebif® is the fastest growing multiple sclerosis (MS) disease modifying drug and continues to gain market share in the USA.

Novantrone® sales in MS were $10.2m in the third quarter (Q2 2003: $6.6m) as marketing programs gained momentum (total Novantrone® sales were $26.3m).

On September 19, new data from a long-term assessment of a cohort of patients with relapsing-remitting multiple sclerosis (RRMS) on Rebif® therapy were presented at the 19th ECTRIMS Congress. The results support the long-term benefit of Rebif® 44 mcg subcutaneously three times weekly, in the treatment of RRMS on relapses, disability and magnetic resonance imaging

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(MRI) outcomes measured, with a favorable risk benefit profile through eight years. The exact relationship between MRI findings and clinical outcomes for patients is unknown. The results also reflect the importance of starting treatment early.

Reproductive Health

In the third quarter, worldwide reproductive health product sales increased by 6.9% to $157.9m (Q3 2002: $147.7m). Sales of Gonal-f® grew by 12.1% (5.8% in local currencies) to $117.1m (Q3 2002: $104.5m).

Serono’s core reproductive health portfolio consisting of three recombinant hormones (Gonal-f®, Ovidrel®, Luveris®) and two complementary products (Cetrotide®, Crinone®) grew by 14.8% to $133.4m, or 8.2% in local currencies. In accordance with our phase out plan, sales of urine-derived gonadotropin represented only $21.8m (Q3 2002: $28.9m).

Several significant regulatory milestones were achieved. On September 25, the Committee for Proprietary Medicinal Products (CPMP) issued a positive opinion for the Gonal-f® pre-filled pen injector in Europe. On September 30, an Advisory Committee of the Food and Drug Administration (FDA) issued a favorable recommendation for Luveris® in Serono’s proposed indication of follicular development in infertile hypogonadotropic hypogonadal women with profound luteinizing hormone deficiency. On July 24, the CPMP issued a positive opinion for Ovitrelle® pre-filled syringe in Europe. Recently, the Ovidrel® pre-filled syringe was approved by the FDA.

Growth and Metabolism

Sales of Serono’s recombinant growth hormone products rose by 12.2% to $59.9m in the third quarter (Q3 2002: $53.4m). Saizen® sales increased by 26.9% (18.9% in local currencies) to $36.8m (Q3 2002: $29.0m). The favorable market acceptance of the Saizen® family of devices in the USA and in Europe continue to make Saizen® a popular choice with prescribers and patients. Serostim® sales continue to be stable at $23.0m (Q3 2002: $24.4m). In the USA, the Serostim® Secured Distribution Program, which has been in operation for one year, has been recently highlighted by staff of the FDA as an outstanding example of the use of a tracking and tracing technology to assure patient safety and product integrity.

Regional Sales

Sales performance was strong in all of our geographic areas. In Europe, sales increased by 25.7% to $191.8m (Q3 2002: $152.5m). Sales in North America grew strongly by 52.0% to reach $179.8m (Q3 2002: $118.3m). In the rest of the world, sales grew by 17.1% to $91.9m (Q3 2002: $78.5m).

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R&D News

In the third quarter of 2003, progress was made in product development and the following molecules moved into Phase 1 clinical development:

•	Cladribine, potentially the first oral treatment for multiple sclerosis

•	TACI-Ig, a fusion protein inhibitor of B-cell activation, which represents a novel therapeutic approach to treating autoimmune diseases such as systemic lupus erythematosus, rheumatoid arthritis, and potentially other diseases such as non-Hodgkin’s lymphoma.

Investor Meetings

Serono’s senior management will be presenting a company update in Zurich, London and New York on October 24, 27 and 28, 2003 respectively. The Zurich meeting will be webcast.

Conference Call and Webcast

Serono will hold a conference call today, October 23, 2003, starting at 3.00 pm Central European Time (9.00 am U.S. Eastern Time) during which Serono management will present the Company’s third quarter 2003 results. To join the telephone conference please dial 091 610 5600 (from Switzerland), 0207 107 0611 (from the UK), 1 866 291 4166 (from the USA) and +41 91 610 5600 (from elsewhere). Telephone playback will be available one hour after the conference call and until close of business 6.00 pm CET on October 30, 2003. To access this playback please dial the following numbers: 091 612 4330 (from Switzerland), 0207 866 4300 (from the UK), 1 412 858 1440 (from the USA) and +41 91 612 4330 (from elsewhere) and enter the PIN code 303# from a touch tone telephone.

The event will also be relayed by live audio webcast that interested parties may access via Serono’s Corporate home page, www.serono.com. A link to the webcast will be provided immediately prior to the event, and accompanying slides will be made available for download approximately 1 hour before the beginning of the webcast. Additionally, the webcast will be available for replay until close of business on November 15, 2003.

###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

###

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About Serono

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Rebif®, Serostim® and Saizen® (Luveris® is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was awarded the International James D. Watson Helix 2003 Award from the Biotechnology Industry Organization (BIO) in recognition of the Company’s outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of US$1.538 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 44 countries, and its products are sold in 94 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Serono in Geneva, Switzerland:
Media Relations:	Investor Relations:
Tel: +41-22-739 36 00	Tel: +41-22-739 36 01
Fax: +41-22-739 30 85	Fax: +41-22-739 30 22
http://www.serono.com	Reuters: SEOZ.VX / SRA.N
Bloomberg: SEO VX / SRA US
Serono, Inc., Rockland, MA
Media Relations:	Investor Relations:
Tel. +1 781 681 2340	Tel. +1 781 681 2552
Fax: +1 781 681 2935	Fax: +1 781 681 2912
http://www.seronousa.com

On the following pages, there are:

•	Tables detailing sales in dollars by therapeutic area, geographic region and the top 10 products for the 3 and 9 months ended September 30, 2003.

•	The unaudited consolidated financial statements for the 3 and 9 months ended September 30, 2003, including income statements, balance sheets and statements of cash flows, prepared in accordance with International Financial Reporting Standards (IFRS).

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Sales by therapeutic area

	Three Months Ended			Three Months Ended
	September 30, 2003			September 30, 2002

	$ million	% of sales	% change $	$ million	% of sales

Neurology	222.2	47.9%	59.4%	139.4	39.9%
Reproductive Health	157.9	34.1%	6.9%	147.7	42.3%
Growth & Metabolism	59.9	12.9%	12.2%	53.4	15.3%
Others	23.5	5.1%	164.9%	8.8	2.5%

Total sales (US$ million)	$463.5	100%	32.7%	$349.3	100%

Sales by geographic region

	Three Months Ended			Three Months Ended
	September 30, 2003			September 30, 2002

	$ million	% of sales	% change $	$ million	% of sales

Europe	191.8	41.4%	25.7%	152.5	43.7%
North America	179.8	38.8%	52.0%	118.3	33.9%
Latin America	28.5	6.1%	9.4%	26.0	7.5%
Others	63.4	13.7%	20.9%	52.5	14.9%

Total sales (US$ million)	$463.5	100%	32.7%	$349.3	100%

Sales by therapeutic area

	Nine Months Ended			Nine Months Ended
	September 30, 2003			September 30, 2002

	$ million	% of sales	% change $	$ million	% of sales

Neurology	608.1	45.4%	61.2%	377.3	37.2%
Reproductive Health	501.9	37.5%	10.0%	456.1	45.0%
Growth & Metabolism	175.1	13.1%	11.8%	156.6	15.5%
Others	53.6	4.0%	126.5%	23.7	2.3%

Total sales (US$ million)	$1,338.7	100%	32.1%	$1,013.7	100%

Sales by geographic region

	Nine Months Ended			Nine Months Ended
	September 30, 2003			September 30, 2002

	$ million	% of sales	% change $	$ million	% of sales

Europe	580.9	43.4%	31.2%	442.6	43.7%
North America	501.6	37.5%	50.3%	333.7	32.9%
Latin America	69.4	5.2%	(16.8%)	83.4	8.2%
Others	186.8	13.9%	21.4%	154.0	15.2%

Total sales (US$ million)	$1,338.7	100%	32.1%	$1,013.7	100%

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TOP TEN PRODUCTS

		Three Months Ended			Three Months Ended
		September 30, 2003			September 30, 2002

	* TA	$ million	% of sales	% change $	$ million	% of sales

Rebif®	MS	212.0	45.7%	52.1%	139.4	39.9%
Gonal-F®	RH	117.1	25.3%	12.1%	104.5	29.9%
Saizen®	Growth	36.8	7.9%	26.9%	29.0	8.3%
Novantrone®	MS/Oncology	26.3	5.7%	100.0%	—
Serostim®	Wasting	23.0	5.0%	(5.4%)	24.4	7.0%
Pergonal®	RH	11.8	2.5%	(2.0%)	12.0	3.4%
Cetrotide®	RH	5.6	1.2%	21.4%	4.6	1.3%
Metrodin HP®	RH	5.2	1.1%	(54.4%)	11.4	3.3%
Crinone®	RH	5.2	1.1%	28.6%	4.0	1.1%
Profasi®	RH	4.1	0.9%	(11.2%)	4.7	1.3%

		Nine Months Ended			Nine Months Ended
		September 30, 2003			September 30, 2002

	* TA	$ million	% of sales	% change $	$ million	% of sales

Rebif®	MS	586.2	43.8%	55.4%	377.3	37.2%
Gonal-F®	RH	378.6	28.3%	15.0%	329.2	32.5%
Saizen®	Growth	109.2	8.2%	24.0%	88.0	8.7%
Serostim®	Wasting	65.9	4.9%	(3.8%)	68.6	6.8%
Novantrone®	MS/Oncology	54.7	4.1%	100.0%	—
Pergonal®	RH	33.9	2.5%	3.7%	32.7	3.2%
Metrodin HP®	RH	19.5	1.5%	(50.9%)	39.7	3.9%
Cetrotide®	RH	17.1	1.3%	32.3%	12.9	1.3%
Crinone®	RH	14.4	1.1%	84.1%	7.8	0.8%
Profasi®	RH	12.9	1.0%	(12.9%)	14.8	1.5%

		* Therapeutic Areas
	RH	= Reproductive Health		Wasting	= AIDS Wasting
	MS	= Multiple Sclerosis		Growth	= Growth Retardation
	Oncology	= Oncology

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Consolidated Income Statements

	2003*	% of		2002*	% of
Three months ended September 30	US$’000	Revenues	% change	US$’000	Revenues

Revenues
Product sales	463,533		32.7%	349,334
Royalty and license income	39,187		36.0%	28,821

Total Revenues	502,720	100.0%	32.9%	378,155	100.0%

Operating Expenses
Cost of product sales	65,753		12.1%	58,631
% of Sales	14.2%			16.8%
Selling, general and administrative	158,919	31.6%	34.9%	117,838	31.2%
Research and development	107,102	21.3%	5.7%	101,312	26.8%
Other operating expense, net	53,621	10.7%	128.1%	23,505	6.2%

Total Operating Expenses	385,395	76.7%	27.9%	301,286	79.7%

Operating Income	117,325	23.3%	52.6%	76,869	20.3%

Financial income, net	9,412		(28.7%)	13,192
Other income/(expense), net	62		109.5%	(656)

Total Non Operating Income, Net	9,474			12,536

Income Before Taxes and Minority Interests	126,799	25.2%	41.8%	89,405	23.6%
Taxes	17,011			14,751

Income Before Minority Interests	109,788			74,654
Minority interests	(666)			117

Net Income	110,454	22.0%	48.2%	74,537	19.7%

Comparative figures have been reclassified to conform with current year’s presentation

*	Unaudited

	2003	2002	% Change

Basic Earnings per Share (in U.S. dollars)
- Bearer shares	6.98	4.68	49.2%

- Registered shares	2.79	1.87	49.2%

- American depositary shares	0.17	0.12	49.2%

Diluted Earnings per Share (in U.S. dollars)
- Bearer shares	6.96	4.67	49.0%

- Registered shares	2.78	1.87	49.0%

- American depositary shares	0.17	0.12	49.0%

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$110.5 million (2002 US$74.5 million), by an appropriate number of shares. This is 11,423,825 bearer shares (2002 11,532,883) and 11,013,040 registered shares (2002 11,013,040). The total weighted average equivalent number of bearer shares is 15,829,041 (2002 15,938,099) for the three months ended September 30, 2003. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,459,401 (2002 11,544,653).

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Consolidated Income Statements

	2003*	% of		2002*	% of
Nine months ended September 30	US$’000	Revenues	% change	US$’000	Revenues

Revenues
Product sales	1,338,733		32.1%	1,013,701
Royalty and license income	114,820		32.9%	86,398

Total Revenues	1,453,553	100.0%	32.1%	1,100,099	100.0%

Operating Expenses
Cost of product sales	199,201		25.6%	158,584
% of Sales	14.9%			15.6%
Selling, general and administrative	457,959	31.5%	27.3%	359,730	32.7%
Research and development	343,571	23.6%	30.8%	262,681	23.9%
Other operating expense, net	150,320	10.3%	158.9%	58,063	5.3%

Total Operating Expenses	1,151,051	79.2%	37.2%	839,058	76.3%

Operating Income	302,502	20.8%	15.9%	261,041	23.7%

Financial income, net	24,816		(9.2%)	27,324
Other income/(expense), net	429		123.4%	(1,833)

Total Non Operating Income, Net	25,245			25,491

Income Before Taxes and Minority Interests	327,747	22.5%	14.4%	286,532	26.0%
Taxes	49,162			47,278

Income Before Minority Interests	278,585			239,254
Minority interests	235			62

Net Income	278,350	19.1%	16.4%	239,192	21.7%

Comparative figures have been reclassified to conform with current year’s presentation

*	Unaudited

	2003	2002	% Change

Basic Earnings per Share (in U.S. dollars)
- Bearer shares	17.58	14.92	17.8%

- Registered shares	7.03	5.97	17.8%

- American depositary shares	0.44	0.37	17.8%

Diluted Earnings per Share (in U.S. dollars)
- Bearer shares	17.55	14.90	17.8%

- Registered shares	7.02	5.96	17.8%

- American depositary shares	0.44	0.37	17.8%

Basic earnings per share are calculated in accordance with IAS 33 (Earnings per Share) by dividing the net income of the group, US$278.3 million (2002 US$239.2 million), by an appropriate number of shares. This is 11,429,052 bearer shares (2002 11,625,344) and 11,013,040 registered shares (2002 11,013,040). The total weighted average equivalent number of bearer shares is 15,834,268 (2002 16,030,560) for the nine months ended September 30, 2003. As each American depositary share represents ownership interest in one fortieth of a bearer share, basic and diluted earnings per American depositary share is calculated as one fortieth of the earnings per bearer share.

For diluted earnings per share, the total number of bearer shares is adjusted to assume conversion of all share options granted to employees and directors. The number of bearer shares used to calculate diluted earnings per share is 11,450,658 (2002 11,643,162).

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Consolidated Balance Sheets

	September 30, 2003 *	December 31, 2002
As of	US$000	US$000

Assets
Current Assets
Cash and cash equivalents	661,930	686,033
Short-term financial assets	437,796	378,865
Trade accounts receivable	311,414	257,313
Inventories	305,021	259,477
Prepaid expenses	33,021	26,609
Other current assets	182,683	208,100

Total Current Assets	1,931,865	1,816,397

Long-Term Assets
Property, plant and equipment	634,743	554,509
Long-term financial assets	871,302	711,201
Intangible assets	249,395	230,117
Deferred tax assets	176,585	136,687
Other long-term assets	37,753	45,763

Total Long-Term Assets	1,969,778	1,678,277

Total Assets	3,901,643	3,494,674

Liabilities
Current Liabilities
Bank advances	36,902	70,093
Trade accounts payable	52,064	60,591
Current portion of long-term debt	19,422	23,505
Income taxes	29,687	55,152
Deferred income — current	32,766	18,221
Other current liabilities	396,443	330,483

Total Current Liabilities	567,284	558,045

Long-term Liabilities
Long-term debt	63,963	25,857
Deferred tax liabilities	11,800	12,080
Deferred income — non-current	201,205	183,659
Provisions and other long-term liabilities	335,301	252,670

Total Long-Term Liabilities	612,269	474,266

Total Liabilities	1,179,553	1,032,311

Minority Interests	1,465	1,165

Shareholders’ Equity
Share capital	253,882	253,416
Share premium	1,002,752	989,141
Treasury shares	(140,253)	(126,460)
Retained earnings	1,557,993	1,364,626
Fair value reserves	(26,193)	(44,807)
Cumulative foreign currency translation adjustments	72,444	25,282

Total Shareholders’ Equity	2,720,625	2,461,198

Total Liabilities, Minority Interests and Shareholders’ Equity	3,901,643	3,494,674

*	Unaudited

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Consolidated Statements of Cash Flows

	2003*	2002*
Nine months ended September 30	US$000	US$000

Cash Flows From Operating Activities
Income before taxes and minority interests	327,747	286,532
Depreciation and amortization	100,849	74,432
Financial income	(37,077)	(50,644)
Financial expense	13,720	7,735
Other non-cash items	23,503	656

Cash Flows From Operating Activities Before Working Capital Changes	428,742	318,711

Working Capital Changes
Trade accounts payable, other current liabilities and deferred income	72,346	162,574
Trade accounts receivable	(45,036)	(22,340)
Inventories	(48,785)	(8,362)
Prepaid expenses and other current assets	12,596	(22,539)
Taxes paid	(67,697)	(47,985)

Net Cash Flows From Operating Activities	352,166	380,059

Cash Flows From Investing Activities
Acquisition of subsidiary	—	(98,950)
Purchase of property, plant and equipment	(125,323)	(71,062)
Purchase of intangible and other long-term assets	(6,842)	(13,318)
Purchase of financial assets	(208,443)	(551,193)
Other non-current liabilities	(10,204)	(5,606)
Proceeds from sale of property, plant and equipment	8,804	10,646
Interest received	53,988	33,141

Net Cash Flows From Investing Activities	(288,020)	(696,342)

Cash Flows From Financing Activities
Proceeds from issuance of share capital	13,105	11,611
Proceeds from exercises of stock options	7,651	1,384
Premiums received on written calls	1,249	—
Purchase of treasury shares	(24,637)	(96,582)
Repayment of bank advances	(30,812)	(71,909)
Repayment of long-term debt	(13,965)	(9,073)
Issuance of long-term debt	44,208	—
Interest paid	(3,361)	(5,958)
Dividends paid	(85,709)	(64,240)

Net Cash Flows From Financing Activities	(92,271)	(234,767)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	4,022	6,010

Net (Decrease) in Cash and Cash Equivalents	(24,103)	(545,040)

Cash and Cash Equivalents
- Beginning of period	686,033	1,131,091

- End of period	661,930	586,051

*	Unaudited

end

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

November 26, 2003	By:	/s/ Allan Shaw

	Name:	Allan Shaw
	Title:	Chief Financial Officer